Exhibit 99.1

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, dated February 17, 2026

INFORMATION STATEMENT

Ordinary Shares

VERSIGENT LIMITED

This information statement is being furnished in connection with the distribution by Aptiv PLC (“Aptiv”) to its shareholders of the outstanding ordinary shares of Versigent Limited (“Versigent” or the “Company”), a wholly-owned subsidiary of Aptiv PLC. Versigent will convert into a public limited corporation and will be renamed Versigent PLC prior to the completion of the Spin-Off. Versigent will hold directly and/or indirectly the assets and liabilities associated with Aptiv’s Electrical Distribution Systems segment, which will be transferred to Versigent in connection with the distribution. To implement the distribution, Aptiv will distribute 100% of the issued and outstanding ordinary shares of Versigent on a pro rata basis to existing shareholders of Aptiv.

For every     ordinary shares of Aptiv held of record by you as of the close of business on    , or the Record Date, you will receive one of our ordinary shares. You will receive cash in lieu of any fractional ordinary shares which you would have received after application of the above ratio. We expect our ordinary shares will be distributed by Aptiv to you on or about    , or the Distribution Date. As discussed under “The Spin-Off—Trading Prior to the Distribution Date,” if you sell your ordinary shares of Aptiv in the “regular-way” market after the Record Date and before the Distribution Date, you also will be selling your right to receive ordinary shares of Versigent in connection with the Spin-Off (as defined herein).

No vote of Aptiv’s shareholders is required in connection with the Spin-Off. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the Spin-Off. You will not be required to pay any consideration or to exchange or surrender your existing ordinary shares of Aptiv or take any other action to receive ordinary shares of Versigent on the Distribution Date to which you are entitled.

We intend for the Spin-Off to be tax-free to our shareholders (other than with respect to any cash received in lieu of fractional shares) for U.S. federal income tax purposes. It is a condition to the Spin-Off that Aptiv receive one or more tax opinions from Aptiv’s tax advisors, satisfactory to the Aptiv Board in its sole discretion, regarding treatment of the Spin-Off as a distribution under Section 355(a) of the Code (as defined herein). You should consult your own tax advisor as to the particular consequences of the Spin-Off to you, including the applicability of any state, local and non-U.S. tax laws, which may result in the Spin-Off being taxable to you.

There is no current trading market for our ordinary shares, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop prior to the distribution date and we expect “regular-way” trading of our ordinary shares to begin on the first trading day following the completion of the Spin-Off. We have received authorization to list our ordinary shares on the New York Stock Exchange (the “Exchange”) under the symbol “VGNT.”

In reviewing the information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

This document is not a prospectus within the meaning of the Companies (Jersey) Law 1991, as amended. This document is not required to be, and has not been, approved or reviewed by the Jersey Financial Services Commission.

This information statement was first mailed to Aptiv shareholders on or about    , 2026.

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TRADEMARKS AND COPYRIGHTS

Logos, trademarks, service marks, trade names, and copyrights referred to in this information statement belong to us or are licensed for our use. Solely for convenience, we refer to our intellectual property (“IP”) assets in this information statement without the ™, ®, and © symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our intellectual property assets. Other logos, trademarks, service marks, trade names, and copyrights referred to in this information statement are the property of their respective owners.

INDUSTRY, RANKING AND MARKET DATA

The market data and certain other statistical information used throughout this information statement are based on independent industry publications, government publications or other published independent sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. All of this information involves a variety of assumptions, limitations, and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to these estimates. Some data is also based on our good faith estimates.

NON-GAAP FINANCIAL DATA

All financial information presented in this information statement is derived from the combined financial statements of the Company included elsewhere in this information statement. All financial information presented in this information statement has been prepared in U.S. Dollars in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), except for the presentation of the following non-GAAP financial measures: Adjusted Operating Income and Adjusted Operating Income Margin.

We believe the non-GAAP financial measures used in this information statement are useful to both management and investors in their analysis of the Company’s financial position, results of operations and liquidity. In particular, we believe Adjusted Operating Income and Adjusted Operating Income Margin are useful measures in assessing the Company’s operational profitability or loss that, when reconciled to the corresponding U.S. GAAP measure, provide improved comparability between periods through the exclusion of certain items that we believe are not indicative of the Company’s core operating performance and that may obscure underlying business results and trends. We also use these non-GAAP financial measures for internal planning and forecasting purposes. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, and their limitations, and reconciliations to their nearest U.S. GAAP financial measures.

Because of their limitations, these non-GAAP financial measures are not intended as alternatives to U.S. GAAP financial measures as indicators of our operating performance and should not be considered as measures of cash available to us to invest in the growth of our business or that will be available to us to meet our obligations. We compensate for these limitations by using these non-GAAP financial measures along with other comparative tools, together with U.S. GAAP financial measures, to assist in the evaluation of operating performance. Non-GAAP measures should not be considered in isolation or as a substitute for our reported results prepared in accordance with U.S. GAAP and, as determined and measured by the Company, may not be comparable to other similarly titled measures reported by other companies.

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, references in this information statement to:

(i)	the “Company,” “Versigent,” “we,” “us” and “our” refer to Versigent Limited (a newly formed holding company) and its direct and indirect subsidiaries after giving effect to the Spin-Off;

(ii)	the “Board” or “our Board” refers to the board of directors of the Company;

(iii)	the “Spin-Off” refers to the transaction in which Aptiv will distribute to its shareholders all our ordinary shares;

(iv)	the “Exchange” refers to the New York Stock Exchange;

(v)	“Aptiv” refers to Aptiv PLC and its direct and indirect subsidiaries;

(vi)	the “Aptiv Board” refers to the board of directors of Aptiv;

(vii)	“shareholders” refers to shareholders of Aptiv or shareholders of Versigent, depending on the context;

(viii)

the “Reorganization Transactions” refer to a series of internal reorganization transactions that Aptiv will undertake prior to, at, or after the Spin-Off, pursuant to which, among other transactions, Versigent will hold, through its subsidiaries, the Versigent business; and

(ix)	the “Versigent business” refers to the business of Aptiv’s Electrical Distribution Systems segment.

Certain percentages and other figures provided and used in this information statement may not add up to 100.0% due to the rounding of individual components. In this information statement, we present estimated U.S. dollar amounts for the industries in which we operate.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following provides only a summary of certain information regarding Aptiv’s reasons for the Spin-Off. You should read this information statement in its entirety for a more detailed description of the matters described below.

Q: Why am I receiving this document?

A: Aptiv is delivering this document to you because you were a holder of ordinary shares of Aptiv on the Record Date (as defined below), and are entitled to receive one ordinary share of Versigent for every    ordinary shares of Aptiv that you held as of the close of business on the Record Date. The number of ordinary shares of Aptiv you own will not change as a result of the Spin-Off. This document will help you understand how the Spin-Off will affect your investment in Aptiv and your investment in Versigent following the Spin-Off.

Q: What are the reasons for the Spin-Off?

A: The Aptiv Board believes that the separation of the Versigent business from Aptiv is in the best interests of Aptiv and its shareholders and for the success of the Versigent business for a number of reasons. See “The Spin-Off—Reasons for the Spin-Off.”

Q: Why is our separation structured as a Spin-Off?

A: Aptiv believes that a distribution of our shares that is tax-free to Aptiv and its shareholders for U.S. federal income tax purposes is the most efficient way to separate our business from Aptiv.

Q: How will the Spin-Off work?

A: At the time of the Spin-Off, Versigent will hold Aptiv’s Electrical Distribution Systems business (including the subsidiary entities, employees, operations, assets and liabilities associated with the Electrical Distribution Systems business). Aptiv will distribute all of the ordinary shares of Versigent to the holders of Aptiv’s ordinary shares. Following the Spin-Off, we will be an independent public company and intend to list our shares on the Exchange under the symbol “VGNT.”

Q: What is the record date for the Spin-Off?

A: Aptiv will determine record ownership as of the close of business on    , which we refer to as the “Record Date.”

Q: When will the Spin-Off occur?

A: The Spin-Off will be effective as of     , New York City time, on    , which time and date we refer to as the “Distribution Date.”

Q: What do shareholders of Aptiv need to do to participate in the Spin-Off?

A: Nothing, but we urge you to read this entire information statement carefully. Holders of ordinary shares of Aptiv as of the Record Date will not be required to take any action to receive Versigent ordinary shares on the Distribution Date. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment or to surrender or exchange your ordinary shares of Aptiv or take any other action to receive your ordinary shares of Versigent on the Distribution Date.

Q: Can Aptiv decide to cancel the distribution of our ordinary shares even if all the conditions have been met?

A: Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” Even if all conditions to the distribution are satisfied, Aptiv may terminate and abandon the distribution at any time prior to the effectiveness of the distribution.

Q: What will be the relationships between Aptiv and Versigent following the Spin-Off?

A: Following the distribution, we and Aptiv will be separate companies. We will enter into a Separation and Distribution Agreement to effect the Spin-Off. The Separation and Distribution Agreement and other agreements, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and an Intellectual Property Cross License Agreement, will provide a framework for our relationships with Aptiv after the Spin-Off. The Separation and Distribution Agreement will govern certain aspects of the relationships between Aptiv and Versigent subsequent to the completion of the Spin-Off and provide for the allocation of assets and liabilities between Aptiv and Versigent. We cannot assure you that this agreement is on terms as favorable to us as agreements with independent third parties. See “Certain Relationships and Related Party Transactions—Agreements with Aptiv.”

Q: Who will manage Versigent after the Spin-Off?

A: Led by Joseph T. Liotine, who will be our Chief Executive Officer after the Spin-Off, our executive management team possesses deep knowledge of, and extensive experience in, our industry. Our executive management team has been closely involved in key strategic decisions with respect to the Company and in establishing a vision for the future of the Company. See “Management.”

Q: Will I receive physical certificates representing ordinary shares of Versigent following the Spin-Off?

A: No. Following the Spin-Off, neither Aptiv nor we will be issuing physical certificates representing our ordinary shares. If you own ordinary shares of Aptiv as of the close of business on the Record Date, Aptiv, with the assistance of Computershare Trust Company, N.A. (“Computershare”), the Distribution Agent, will electronically distribute ordinary shares of Versigent to your bank or brokerage firm on your behalf or through the systems of the Depository Trust Company (“DTC”) (if you hold the shares through a bank or brokerage firm that uses DTC) or to you in book-entry form. Your bank or brokerage firm will credit your account for the Versigent ordinary shares or Computershare will mail you a book-entry account statement that reflects your ordinary shares of Versigent.

Q: Will I receive a fractional number of ordinary shares of Versigent?

A: No. Fractional ordinary shares will not be issued in the distribution. Fractional shares that Aptiv shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the Distribution Agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have been entitled to receive fractional shares.

Q: What if I want to sell my Aptiv ordinary shares or my Versigent ordinary shares?

A: You should consult with your financial advisors, such as your broker, bank, other nominee or tax advisor.

If you decide to sell any ordinary shares of Aptiv before the Distribution Date, you should make sure your broker, bank or other nominee understands whether you want to sell your ordinary shares of Aptiv with or without your entitlement to Versigent ordinary shares pursuant to the distribution.

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Q: What is “regular-way” and “ex-distribution” trading?

A: Beginning prior to the Distribution Date and continuing up to and through the Distribution Date, it is expected that there will be two markets in ordinary shares of Aptiv: a “regular-way” market and an “ex-distribution” market. Ordinary shares of Aptiv that trade in the “regular-way” market will trade with an entitlement to ordinary shares of Versigent distributed in the Spin-Off. Shares that trade in the “ex-distribution” market will trade without an entitlement to ordinary shares of Versigent distributed in the Spin-Off. Aptiv cannot predict the trading prices of its ordinary shares before, on or after the Distribution Date.

Q: Where will I be able to trade ordinary shares of Versigent?

A: We intend to apply to list our ordinary shares on the Exchange under the symbol “VGNT.” We anticipate that trading in our ordinary shares will begin on a “when-issued” basis prior to the Distribution Date and will continue up to and through the Distribution Date and that “regular-way” trading in our ordinary shares will begin on the first trading day following the completion of the Spin-Off. If trading begins on a “when-issued” basis, you may purchase or sell our ordinary shares up to and through the Distribution Date, but your transaction will not settle until after the Distribution Date. We cannot predict the trading prices of our ordinary shares before, on or after the Distribution Date.

Q: What will happen to the listing of Aptiv’s ordinary shares?

A: Ordinary shares of Aptiv will continue to trade on the New York Stock Exchange after the distribution under the ticker symbol “APTV.”

Q: Will the number of Aptiv ordinary shares I own change as a result of the Spin-Off?

A: No. The number of ordinary shares of Aptiv you own will not change as a result of the distribution.

Q: Will the Spin-Off affect the market price of my Aptiv ordinary shares?

A: Yes. As a result of the Spin-Off, Aptiv expects the trading price of Aptiv ordinary shares immediately following the Spin-Off to be lower than the “regular-way” trading price of such shares immediately prior to the Spin-Off because the trading price will no longer reflect the value of the Versigent business. There can be no assurance that the aggregate market value of the Aptiv ordinary shares and the Versigent ordinary shares following the Spin-Off will be higher or lower than the market value of Aptiv ordinary shares if the Spin-Off did not occur. This means, for example, that the combined trading prices of ordinary shares of Aptiv and ordinary shares of Versigent may be equal to, greater than or less than the trading price of ordinary shares of Aptiv before the Spin-Off.

Q: What are the material U.S. federal income tax consequences of the Spin-Off?

A: It is a condition to the Spin-Off that Aptiv receive one or more tax opinions from Aptiv’s tax advisors, satisfactory to the Aptiv Board in its sole discretion, regarding the treatment of the Spin-Off as a distribution under Section 355(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the Spin-Off qualifies as a distribution that is generally tax-free under Section 355(a) of the Code, no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined below) as a result of the Spin-Off, except with respect to any cash received by U.S. Holders in lieu of fractional shares. After the Spin-Off, U.S. Holders will allocate their basis in their Aptiv ordinary shares held immediately before the Spin-Off between their Aptiv ordinary shares and our ordinary shares in proportion to their relative fair market values on the date of Spin-Off. See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off. You should consult your tax advisor as to the particular tax consequences of the Spin-Off to you.

Q: How will I determine my tax basis for U.S. federal income tax purposes in the Aptiv ordinary shares I continue to hold and the Versigent ordinary shares I receive in the Spin-Off?

A: For U.S. federal income tax purposes, generally, your aggregate basis in the ordinary shares that you hold in Aptiv and the new Versigent shares received in the Spin-Off (including any fractional interest in Versigent ordinary shares for which cash is received) will equal the aggregate basis in the Aptiv ordinary shares held by you immediately before the Spin-Off, allocated between your Aptiv ordinary shares and Versigent ordinary shares (including any fractional interest in Versigent ordinary shares for which cash is received) you receive in the Spin-Off in proportion to the relative fair market value of each on the Distribution Date. See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off. You should consult your tax advisor as to the particular tax consequences of the Spin-Off to you.

Q: What are the material Swiss tax consequences of the distribution?

A: Both Aptiv as well as Versigent are, or are expected to be, tax resident in Switzerland.

Aptiv and Versigent have applied for written confirmations from the Swiss Federal Tax Administration and from the tax administration of the Canton Schaffhausen addressing the relevant Swiss tax consequences of the Spin-Off and the distribution, respectively. The consummation of the Spin-Off is not contingent on these written confirmations. The internal transactions in Switzerland leading up to the Spin-Off, the Spin-Off and the distribution, respectively, will qualify as tax neutral reorganizations for Aptiv and Versigent.

The internal transactions will have no Swiss tax consequences for Aptiv shareholders or Versigent shareholders. The distribution, including the cash distribution paid in lieu of fractional shares, will not trigger Swiss withholding tax at the level of Aptiv or Versigent provided that certain requirements are met. The distribution in kind of the new Versigent shares (and the payment in lieu of fractional Versigent shares) will not trigger Federal stamp duties (Stempelabgaben) for the Aptiv or Versigent shareholders.

The following Swiss individual and corporate income tax consequences will result for Aptiv shareholders who are tax resident in Switzerland and receive (i) a new Versigent share or (ii) cash in lieu of fractional shares:

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Shareholders holding their Aptiv shares as private assets (Privatvermögen) will not be subject to individual income tax on the distribution of new Versigent shares or cash in lieu of fractional shares provided that certain requirements are met at the level of Aptiv and Versigent. Any capital gain or loss resulting from the sale of fractional rights should qualify as a tax-exempt capital gain or non-tax-deductible loss.

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Shareholders holding their Aptiv shares as business assets (Geschäftsvermögen; including Aptiv shares held by a professional securities dealer for tax purposes) should not be subject to income tax on the distribution of the new Versigent shares unless the distribution leads to an increase of the (tax) book value of the shares for the statutory accounting purposes. The cash received in lieu of fractional shares as well as any gain or loss resulting from the sale of fractional rights will generally be subject to individual income or corporate income tax.

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Aptiv shareholders who are not tax residents of Switzerland are not subject to any Swiss federal, cantonal and communal individual and corporate income taxes, except if their Aptiv shares or the cash received in lieu of fractional shares are attributed to a permanent establishment or a fixed place of business in Switzerland.

See “Material Swiss Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off. You should consult your tax advisor as to the particular tax consequences of the Spin-Off to you.

Q: What are the material Jersey tax consequences of the distribution?

A: Although Aptiv is not conditioning the distribution on any particular tax treatment under Jersey law and is not proffering any specific advice to its shareholders in this regard, Aptiv does not believe that a Jersey tax liability should arise on the distribution to shareholders that are not resident for tax purposes in Jersey. Jersey tax resident shareholders may be subject to income tax on the distribution, subject to their specific circumstances and to the extent that the distribution is not considered to be a capital distribution for Jersey tax purposes. The material Jersey tax consequences of the distribution are described in more detail under “Material Jersey Income Tax Consequences of the Spin-Off.” You should consult your tax advisor as to the particular tax consequences of the Spin-Off to you.

Q: Are there risks to owning ordinary shares of Versigent?

A: Yes. Our business is subject to various risks, including risks relating to the Spin-Off. These risks are described in the “Risk Factors” section of this information statement beginning on page 9. We encourage you to read that section carefully.

Q: Does Versigent intend to pay dividends?

A: We have not yet determined the extent to which we will pay dividends on our ordinary shares. The payment of any dividends in the future, and the timing and amount thereof, to our shareholders will fall within the sole discretion of our Board and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements and other factors that our Board deems relevant. See “Dividend Policy.”

Q: Will Versigent have any debt?

A: We anticipate having $     million in principal amount of indebtedness upon completion of the Spin-Off, primarily consisting of     . See “Risk Factors—Risks Related to the Spin-Off.”

Q: What will govern my rights as a Versigent shareholder?

A: Your rights as a Versigent shareholder will be governed by Jersey law, including the Companies (Jersey) Law 1991, as amended, as well as our memorandum and our articles of association. At the time of the Spin-Off, we expect that there will be no material differences in shareholder rights between the existing Aptiv ordinary shares and Versigent ordinary shares. For additional details regarding Versigent ordinary shares and Versigent shareholder rights, see “Description of Share Capital” and “Risk Factors—Risks Related to Versigent’s Ordinary Shares.”

Q: Do I have appraisal rights in connection with the Spin-Off?

A: No. Holders of Aptiv ordinary shares are not entitled to appraisal rights in connection with the Spin-Off.

Q: Where can Aptiv shareholders get more information?

A: If you have any questions relating to the mechanics of the Spin-Off, you should contact the Distribution Agent at:

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact:

Corporate Secretary

Aptiv PLC

Spitalstrasse 5,

8200 Schaffhausen, Switzerland

After the Spin-Off, if you have any questions relating to our ordinary shares, you should contact:

The Versigent investor website will be operational following the Spin-Off.

SUMMARY

This summary highlights some of the information in this information statement relating to our Company, our separation from Aptiv and the distribution of our ordinary shares by Aptiv to its shareholders. For a more complete understanding of our business and the Spin-Off, you should read carefully the more detailed information set forth under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “The Spin-Off” and the other information included in this information statement.

Overview

Versigent is a global leader in the design, development and manufacture of low voltage (“LV”) and high voltage (“HV”) electrical architectures. We are a global supplier of optimized vehicle architecture solutions to a broad customer base primarily comprised of original equipment manufacturers (“OEMs”) that manufacture increasingly software-defined, electrified and feature-rich vehicles. Our products provide the signal, power and data distribution that supports increased vehicle content and electrification and enables increased safety, reduced emissions and enhanced vehicle connectivity.

We sell our extensive portfolio of optimized solutions for signal, power and data distribution to leading OEMs of both light vehicles (passenger cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). We believe our ability to support the growing trends of increased electrification of passenger and commercial vehicles, the enablement of enhanced safety features and the consumer-driven demand for more in-vehicle electronics and features will provide continued opportunities for market share expansion and revenue growth.

We also develop, manufacture and sell our solutions to a number of adjacent end markets, including agriculture, construction and grid and infrastructure, and have begun penetrating other industrial end markets, including off-grid power storage and robotics. With a proven portfolio of solutions, we expect to leverage our long-standing customer relationships, technical expertise within power, data and signal distribution, and capabilities built serving the global automotive industry to further penetrate these adjacent markets.

Reasons for the Spin-Off

The Aptiv Board determined upon careful review and consideration that the separation of Versigent from the rest of Aptiv and the establishment of Versigent as a separate, publicly-traded company was in the best interests of Aptiv for a number of reasons, including:

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Strategic Focus. The separation will allow each of Versigent and Aptiv to focus on their respective product portfolios and unique opportunities for long-term growth and profitability and to tailor capital and corporate resources to each company’s distinct operating and financial objectives. Specifically, Aptiv will pursue a strategy of further investing in its full sensor-to-cloud technology stack, including industry-leading open-architected advanced driver-assistance systems (“ADAS”) and in-cabin user experience software platforms, and a broad range of interconnects and components that optimize the distribution of signal, power and data for next-generation applications with opportunities to further penetrate a diverse set of end markets. Versigent will pursue a strategy of providing optimized vehicle architecture to enhance the performance and efficiency of vehicles that are increasingly software-defined, electrified and feature-rich.

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Strategic Flexibility. The separation will provide each company with increased flexibility to pursue independent strategic and financial plans without considering competing priorities of the other businesses. The separation will also provide each company the flexibility to pursue tailored organic and inorganic investments, align employee incentives with their respective operating and financial objectives, and improve operating agility in an increasingly dynamic market environment and evolving customer needs.

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Capital Allocation. The separation will enable each of Versigent and Aptiv to create independent capital structures that will afford each company direct access to the debt and equity capital markets to fund organic and inorganic growth opportunities and to tailor capital allocation priorities to their respective strategies and business needs.

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Investor Choice. The separation will allow investors to evaluate the separate investment characteristics of each company, including the merits, performance and future prospects of their respective businesses, and make investment decisions based on these distinct characteristics.

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Employee Base. The separation will enable each of Versigent and Aptiv to maintain a global employee base committed to developing and delivering world-class products and solutions, with career opportunities and compensation programs more closely aligned with the specific operating and financial objectives of each company.

The anticipated benefits of the Spin-Off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the Spin-Off does not result in such benefits, the costs associated with the Spin-Off could have a material adverse effect on each company individually and in the aggregate.

Our Competitive Strengths

We believe we distinguish ourselves through the following competitive strengths, which we expect will be further leveraged and enhanced as a standalone company:

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Established Global Leader in Signal, Power and Data Distribution for the Automotive and Commercial Vehicle Markets. We are a full-service solution provider with unique capabilities from optimized design to manufacturing and delivery, offering an extensive portfolio of electrical architecture solutions to our diverse, global OEM customer base.

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Strong, Long Tenured Relationships with Global Customers Spanning Multiple Regions, Platforms and End-Markets. Our customer base includes over 50 customers in more than 30 countries and includes nine of the top ten OEMs in the world. Our diverse customer and program base also includes OEMs serving attractive adjacent markets which we are well-positioned to further penetrate, such as commercial vehicles, construction and agriculture. New customer business awards generally represent lifetime gross program revenue awards that typically extend over the life of the related vehicle program. From 2022 through December 31, 2025, we generated new gross business awards of approximately $52 billion, based on expected volumes and prices.

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Best-in-Class Engineering Capabilities that Enable Design Optimization for Customers. We have a team of approximately 8,000 scientists, engineers and technicians, many of whom are located in best cost locations globally. With a 125+ year history as a technology pioneer in electrical architectures and approximately 700 patents and protective rights, we have a strong track record of developing solutions focused on addressing the most challenging industry trends, including weight and mass reduction, cost-optimization and manufacturing automation. These solutions include the use of alternative materials and cable constructions, including light-weight aluminum, alternative insulators like cross linked polyethylene, and flat cables, routing optimization to reduce splices and connect to the nearest Power Distribution Centers / Electronic Control Units (“ECUs”), driving up integration of ECUs, and application of connected smart fuses. Early and close collaboration with our customers, as well as our proprietary tools and systems, enables us to proactively address customer needs, optimize designs and create long-lasting relationships.

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Global Manufacturing and Supply Chain Capabilities with Low-Cost, Regional Focus. Our global manufacturing footprint enables us to efficiently manufacture in and supply from best cost countries at scale. Our regional teams allow us to stay connected to local market requirements and more closely partner with our customers during all phases of the development process, from design through production, while maintaining focus on increasing efficiency and lowering costs. Increasing manufacturing automation, footprint rotation to best cost countries and other operational initiatives have supported our commitment to continuous improvement, leveraging scale and enhancing efficiency to improve our margins.

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Lean and Flexible Cost Structure. Our innovative culture and manufacturing expertise provides us with a lean and flexible cost structure, which we believe will generate consistent earnings growth and strong cash flow generation. We continuously leverage our lean enterprise operating system to standardize processes from design to delivery to reduce product lead times and execute flawless product launches. We have continued to optimize our cost structure by rotating our manufacturing footprint to best cost countries in order to further drive margin expansion. On a go-forward basis, we will continue to pursue opportunities to rotate our manufacturing footprint to further reduce our cost structure. Investments in automation capabilities throughout the design and manufacturing process have improved cost, quality and speed for our customers and are expected to further enhance our flexible cost structure by reducing our exposure to labor inflation in the regions we manufacture. We expect to expand operating margins as cost savings related to strategic footprint rotation, automation and other cost improvement initiatives are fully realized.

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Experienced Leadership Team with Proven Track Record. We have a strong management team with extensive experience within the industry. Through the combination of their long-standing customer relationships, proven track record in operations and deep industry knowledge, our leadership team has positioned us for future revenue growth, margin expansion and strong cash flow.

Business and Growth Strategies

Our strategy is to continue to develop market-relevant technologies that solve our OEM customers’ increasingly complex challenges and leverage our portfolio of signal, power and data solutions, global manufacturing capabilities and lean and flexible cost structure to continue to penetrate the automotive, commercial vehicle and adjacent markets to deliver strong revenue growth, margin expansion, earnings and cash flow growth.

We seek to grow our business through the execution of the following strategies, among others:

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Expand Leadership in Core Markets. We are focused on providing technologies and solutions that solve our OEM customers’ biggest challenges. Leveraging the breadth and depth of our global scale and engineering capabilities, we have strong positions in LV and HV systems and cables, as well as BEV/PHEV charging cables and cord sets. We are focused on increasing share of wallet within existing vehicle programs and winning new vehicle programs with current OEM customers, further penetrating select OEMs through our strong execution and design leadership and deepening relationships with Japanese OEMs, Korean OEMs, Chinese OEMs and Indian OEMs. We expect our robust and optimized solutions to drive expanded strategic relationships with leading OEMs on their key programs.

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Leverage Technical Prowess to Drive Innovation and Robust Product Map. We are committed to continuing to invest in products, solutions and capabilities that solve our customers’ biggest challenges. We expect our investment in new technologies to accelerate our diversification and penetration into non-automotive markets. Key focus areas for future innovation include new cable and harness technologies and solutions, and design and assembly automation that enable the continued development of electrified, software-defined vehicles. Our focus on and investments in developing and acquiring new, innovative technologies will support future growth as well as further diversification across customers and end markets.

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Expand Into New Markets. We believe that we have a compelling value proposition well suited for further expansion in adjacent markets, including commercial vehicles (light, medium and heavy duty), agriculture, construction, grid and infrastructure and robotics. Our experience as a global leader in high volume harnesses and full system architecture design and manufacturing positions us well to accelerate growth in these markets. In addition, we maintain a portfolio of LV and HV durable solutions for application in harsh environments, including the support of electrified industrial solutions. Some of our existing customers operate in these adjacent markets and have already provided us with new business awards that present incremental growth opportunities.

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Pursue Inorganic Growth Opportunities. We aim to leverage our existing capital and strong cash flow generation to selectively pursue M&A to enhance our competitive position and accelerate growth. We believe there are inorganic opportunities to strengthen our portfolio, expand our product offerings, accelerate growth into adjacent markets, deliver cost efficiencies and increase scale. We recognize that our customers’ needs are evolving, driven by a powertrain mix shift and the increased adoption of ADAS and feature-rich in-cabin experience and digital cockpits, and we will continue to enhance our in-house design and production capabilities, while evaluating opportunities for growth to meet these demands accordingly.

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Continued Focus on Regional Strategies to Best Serve Our Customers’ Needs. The combination of our global operating capabilities and our portfolio of advanced solutions helps us serve our global customers and meet their local needs. We have presence in all major global regions and have positioned ourselves to be a leading supplier of advanced global solutions that can be further tailored to satisfy our customers’ needs within each region. Our in-region, for-region production and sourcing model allows for deeper collaboration with customers and reduced lead times and logistics costs in our supply chain. We believe our regional positioning further supports greater demand for our products and will support growth.

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Further Optimize Footprint and Automate Manufacturing to Reduce Costs. We recognize the importance of maintaining a flexible business model to respond to an increasingly dynamic market environment and evolving customer needs. We are improving our cost competitiveness by continuously increasing operational efficiency, maximizing manufacturing output and reducing labor costs by rotating our facilities to best cost countries. We are also targeting labor cost reduction and increased production efficiency by increasing the use of automation in our manufacturing processes, including but not limited to automated cutting, crimping and wire plugging. In addition, proprietary in-house engineering tools and systems enable design and process automation, OEM-oriented customization, improved efficiency and reduced drawing creation time, including the capability to respond efficiently to design changes. Alongside these initiatives, we expect to benefit from demand for digitization, both in automotive and across other end markets.

Our Industry

The automotive and commercial vehicle parts industry provides components, systems, subsystems and modules to OEMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement parts. Overall, we expect long-term growth of global vehicle production in the OEM market. In 2025, global vehicle production (including light and commercial vehicles) increased 4% versus 2024, reflecting increased vehicle production of 10% in China and 1% in South America, our smallest region, partially offset by declines of 2% in North America and 1% in Europe.

Demand for automotive components in the OEM market is generally a function of the number of new vehicles produced in response to consumer demand, which is primarily driven by macro-economic factors such as credit availability, interest rates, fuel prices, consumer confidence, employment and other trends. In the commercial vehicle market, OEM demand for components is also tied to vehicle production and is driven by industrial production, the amount of freight tonnage being transported, and the availability of credit and interest rates, among other factors. Although OEM demand is tied to actual vehicle production, participants in the automotive and commercial vehicle parts industry also have the opportunity to grow through product alignment to favorable macro trends such as fuel economy regulation, electrification, and consumer demand for higher contented and software-defined vehicles, including ADAS and in-cabin experience and the digital cockpit. As a global supplier with advanced technology, engineering, manufacturing and customer support capabilities, we believe that we are well-positioned to benefit from these opportunities.

Summary of Risk Factors

An investment in our company is subject to a number of risks. These risks relate to our business, industry dynamics, laws and regulations, the Spin-Off, our jurisdiction of incorporation and our ordinary shares and the securities market. Any of these risks and other risks could materially and adversely affect our business, results of operations, cash flows and financial condition and the actual outcome of matters as to which forward-looking statements are made in this information statement. Please read the information in the section captioned “Risk Factors” of this information statement for a description of the principal risks that we face. Some of the more significant challenges and risks we face include the following:

•	Disruptions in the supply of raw materials and other supplies that we and our customers use in our products may adversely affect our profitability.

•	A prolonged recession and/or a downturn in global automotive sales could adversely affect our business and cause us to require additional sources of financing to continue our operations.

•	A drop in the market share or changes in product mix offered by our customers may impact our revenues.

•	We may not realize sales represented by awarded business.

•

Our business is exposed to risks associated with the volatile global economic environment and geopolitical conditions, including conditions affecting the credit market and global inflationary pressures.

•	Employee strikes and labor-related disruptions involving us or one or more of our customers or suppliers may adversely affect our operations.

•	We face risks associated with doing business in various national and local jurisdictions.

•

If the Company is unable to avoid or continue to operate during a strike, or partial work stoppage or slowdown by any of its unionized employees or those of its principal customers our business and financial condition may be adversely impacted.

•	Adverse developments affecting one or more of our suppliers could harm our profitability.

•	Our failure to attract and retain key salaried employees and management personnel could adversely affect our business and results of operations.

•	Taxing authorities could challenge our historical and future tax positions.

•	Changes in tax laws, tax rates and adverse positions taken by taxing authorities could impact operating results.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

•	We have no operating history as an independent, publicly traded company and we may not enjoy the same benefits that we did while operating as part of Aptiv.

•	Following the Spin-Off, the market price of our shares may be affected by factors different from those affecting Aptiv shares prior to completion of the transaction.

Our Corporate Information

Our principal executive offices are located at Spitalstrasse 5, 8200 Schaffhausen, Switzerland, and our telephone number is +41 52 580 96 00. Following the Spin-Off, we will maintain a website at www.versigent.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

Summary Historical and Unaudited Pro Forma Financial Information

The following summary financial information reflects the combined operations of Versigent. The summary historical and unaudited pro forma condensed combined financial information shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Certain Relationships and Related Party Transactions” as well as our combined audited financial statements and the corresponding notes included elsewhere in this information statement. For factors that could cause actual results to differ materially from those presented in the summary historical and unaudited pro forma condensed combined financial information, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

We derived the summary historical combined financial information as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 from our audited combined financial statements, which are included elsewhere in this information statement.

The summary unaudited pro forma financial information has been derived from our unaudited pro forma financial information, which is included elsewhere in this information statement.

	Year Ended December 31,
	Pro Forma	Historical
	2025	2025	2024	2023
	(unaudited)
	(dollars in millions)
Selected statement of operations data:
Net sales	$8,818	$8,818	$8,309	$8,832
Operating income	$534	$534	$457	$587
Net income attributable to Versigent	$492	$528	$408	$423
Net income margin	5.6%	6.0%	4.9%	4.8%
Selected balance sheet data:
Cash and cash equivalents	$763	$276	$201
Total assets	$4,997	$4,485	$4,143
Short-term debt	$58	$58	$229
Long-term debt	$499	$3	$4
Selected statement of cash flows data:
Net cash provided by operating activities		$641	$707	$180
Net cash used in investing activities		$(159)	$(206)	$(260)
Selected other financial data (non-GAAP):
Adjusted operating income (1)		$670	$576	$672
Adjusted operating income margin (1)		7.6%	6.9%	7.6%

(1)

Adjusted Operating Income is a non-GAAP measure, which is defined as net income (loss) before interest expense, other income (expense), net, income tax benefit (expense), equity income (loss), net of tax, amortization, restructuring, separation costs related to the Spin-Off, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and other related charges and gains (losses) on business divestitures and other transactions. Adjusted Operating Income Margin is a non-GAAP measure, which is defined as Adjusted Operating Income as a percentage of net sales. Management believes Adjusted Operating Income and Adjusted Operating Income Margin are useful measures in assessing Versigent’s operational profitability or loss that, when reconciled to the corresponding U.S. GAAP measure, provide improved comparability between periods through the exclusion of certain items that we believe are not indicative of Versigent’s core operating performance and that may obscure underlying business results and trends; Adjusted Operating Income and Adjusted Operating Income Margin are also used for internal planning and forecasting purposes. Adjusted Operating Income and Adjusted Operating Income Margin should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income (loss) attributable to Versigent and net income (loss) margin, which are the most directly comparable financial measures to Adjusted Operating Income and Adjusted Operating Income Margin that are prepared in accordance with U.S. GAAP. Adjusted Operating Income and Adjusted Operating Income Margin, as determined and measured by Versigent, should also not be compared to similarly titled measures reported by other companies.

The reconciliation of net income attributable to Versigent to Adjusted Operating Income for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,
	Historical
	2025		2024		2023
	($ in millions)
	$	Margin	$	Margin	$	Margin
Net income attributable to Versigent	$528	6.0%	$408	4.9%	$423	4.8%
Interest income	(3)		(4)		(4)
Other expense, net	10		10		8
Income tax (benefit) expense	(6)		39		144
Equity income, net of tax	(13)		(22)		(13)
Net income attributable to noncontrolling interest	18		26		29

Operating income	534		457		587
Amortization	1		2		12
Restructuring	86		101		48
Separation costs	42		—		—
Other acquisition and portfolio project costs	4		16		12
Asset impairments	3		—		13

Adjusted operating income	$670	7.6%	$576	6.9%	$672	7.6%

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this information statement. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, geopolitical events, changes in laws or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected economic or business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risks Related to Business Environment and Economic Conditions

Disruptions in the supply of raw materials and other supplies that we and our customers use in our products may adversely affect our profitability.

We and our customers use a broad range of materials and supplies, including copper and other metals. A significant disruption in the supply of these materials for any reason could decrease our production and shipping levels, which could materially increase our operating costs and materially decrease our profit margins.

We, as with other component manufacturers in the automotive industry, ship products to our customers’ vehicle assembly plants throughout the world so they are delivered on a “just-in-time” basis in order to maintain low inventory levels. Our suppliers also use a similar method. However, this “just-in-time” method makes the logistics supply chain in our industry very complex and very vulnerable to disruptions.

Such disruptions could be caused by any one of a myriad of potential problems, such as closures of one of our or our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns or failures, electrical outages, fires, explosions, political upheaval, terrorism or war, material shortages, as well as logistical complications due to weather, global climate change, volcanic eruptions, or other natural or nuclear disasters, delayed customs processing, the spread of an infectious disease, virus or other widespread illness and more. Additionally, as we focus operations in best cost countries, the risk for such disruptions is heightened. The lack of any single subcomponent necessary to manufacture one of our products could force us to cease production, potentially for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries while we validate the products. Even where products are ready to be shipped, or have been shipped, delays may arise before they reach our customer. Our customers may halt or delay their production for the same reason if one of their other suppliers fails to deliver necessary components. This may cause our customers in turn to suspend their orders or instruct us to suspend delivery of our products, which may adversely affect our financial performance.

When we fail to make timely deliveries in accordance with our contractual obligations, we generally have to absorb our own costs for identifying and solving the “root cause” problem as well as expeditiously producing replacement components or products. Generally, we must also carry the costs associated with “catching up,” such as overtime and premium freight.

Additionally, if we are the cause for a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be significant and may include consequential losses such as lost profits. Any global supply chain disruption, however small, could potentially cause the complete shutdown of an assembly line of one of our customers, and any such shutdown that is due to causes that are within our control could expose us to material claims of compensation. Where a customer halts production because of another supplier failing to deliver on time, there can be no assurance we will be fully compensated, if at all.

Global supply chain disruptions have in the past and could in the future lead to interruptions in our production, which could impact our ability to fully meet the vehicle production demands of OEMs at times due to events which are outside our control. For example, as a result of the rapidly evolving trade policies and tariff actions, the uncertainty in the automotive industry has increased, which could adversely affect our business and financial results. We will continue to actively monitor our global supply chain and will seek to aggressively mitigate and minimize the impact of any future disruptions on our business. In addition, we are carrying critical inventory items and key components, and we continue to procure productive, raw material and non-critical inventory components in order to satisfy our customers’ vehicle production schedules. However, as a result of our customers’ recent production volatility and cancellations, among other things, our balance of productive, raw and component material inventories has increased substantially from customary levels as of both December 31, 2025 and 2024. These changes to the production environment were primarily driven by the global supply chain disruptions that impacted the automotive industry at times during previous years. We continue to actively monitor and manage inventory levels across all inventory types in order to maximize both supply continuity and the efficient use of working capital.

The cyclical nature of automotive sales and production can adversely affect our business.

Our business is directly related to automotive sales and automotive vehicle production by our customers. Automotive sales and production are highly cyclical and, in addition to general economic conditions, also depend on other factors, such as consumer confidence and consumer preferences. Lower global automotive sales would be expected to result in substantially all of our automotive OEM customers lowering vehicle production schedules, which has a direct impact on our earnings and cash flows. In addition, automotive sales and production can be affected by labor relations issues, regulatory requirements, trade agreements, the availability of consumer financing, inflationary pressures, interest rate volatility, supply chain disruptions and other factors, including global health crises. Economic declines that result in a significant reduction in automotive sales and production by our customers have in the past had, and may in the future have, an adverse effect on our business, results of operations and financial condition.

Our sales are also affected by inventory levels and OEMs’ production levels. We cannot predict when OEMs will decide to increase or decrease inventory levels or whether new inventory levels will approximate historical inventory levels. Uncertainty and other unexpected fluctuations could have a material adverse effect on our business and financial condition.

A prolonged recession and/or a downturn in global automotive sales could adversely affect our business and cause us to require additional sources of financing to continue our operations, which may not be available to us or be available only on materially different terms than what has historically been available.

Our sensitivity to economic cycles and any related fluctuation in the businesses of our customers or potential customers may have a material adverse effect on our financial condition, results of operations or cash flows. Global vehicle production (including light and commercial vehicles) increased 4% from 2024 to 2025, reflecting increased vehicle production of 10% in China and 1% in South America, our smallest region, partially offset by declines of 2% in North America and 1% in Europe. A prolonged downturn in or uncertainty relating to global or regional economic conditions, including as a result of trade barriers, high inflation, component shortages, labor shortages or any significant reduction in automotive sales by our customers, may result in the delay or cancellation of plans to purchase our products, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, uncertainty relating to global or regional economic conditions may have an adverse impact on our business. Any such adverse impacts could require us to shut down plants or result in impairment charges, restructuring actions or changes in our valuation allowances against deferred tax assets, which could be material to our financial condition and results of operations. Deteriorating global economic conditions and/or deteriorating performance of our business may also have a negative impact on our market capitalization, which could also result in impairment charges. A determination that an impairment has occurred could have a material adverse effect on our financial results.

Any significant negative cash flow or instability in the global credit markets and global economic pressure could limit our ability to obtain external financing on favorable terms. There can be no assurance that we would be able to secure such financing on terms acceptable to us, or at all.

A drop in the market share and changes in product mix offered by our customers can impact our revenues.

We are dependent on the continued growth, viability and financial stability of our customers. Our customers generally are OEMs in the automotive industry. This industry is subject to rapid technological change, vigorous competition, cyclical and short product life cycles, reduced consumer demand patterns and industry consolidation. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products. As a result of changes impacting our customers, sales mix can shift, which may have either favorable or unfavorable impacts on our revenues and would include shifts in regional growth, shifts in OEM sales demand, as well as shifts in consumer demand related to vehicle segment purchases and content penetration. For instance, a shift in sales demand favoring a particular OEMs’ vehicle model for which we do not have a supply contract may negatively impact our revenue. A shift in regional sales demand toward certain markets could impact the sales of our customers that have a large market share in those regions, which in turn would be expected to impact our revenue.

The mix of vehicle offerings by our OEM customers also impacts our sales. A decrease in consumer demand for specific types of vehicles where we have traditionally provided significant content could have a significant effect on our business and financial condition. For example, while we have identified high voltage electrification systems as a key product market, certain of our OEM customers have recently announced delays in or changes to their electric vehicle investment strategies amidst reduced expectations for future consumer demand for these products, which could adversely impact the growth of this product market within our business. Our sales of products in the regions in which our customers operate also depend on the success of these customers in those regions.

Our business in China is subject to aggressive competition and is sensitive to economic and market conditions.

Maintaining a strong position in the Chinese market is a key component of our global growth strategy. The automotive technology and components market in China is highly competitive, with competition from many of the largest global manufacturers and numerous smaller domestic manufacturers. Domestic Chinese OEMs have continued to expand their market share in China, and as a result, several non-Chinese OEMs have experienced declines in revenue and market share, resulting in certain traditional OEMs taking steps to reduce or restructure their operations in China. For example, in 2025, General Motors (“GM”) restructured their operations in China given challenges in the Chinese market. As GM, along with other traditional OEMs, are among our largest customers, our business and financial results may be adversely affected by decreases in their businesses or market share in China. As the size of the Chinese market continues to increase over the long-term, we anticipate that additional competitors, both international and domestic, will seek to enter the Chinese market and that existing market participants will act aggressively to increase their market share. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share. Additionally, there have been periods of increased market volatility and moderations in the level of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. Our business in China is sensitive to economic and market conditions that drive automotive sales volumes in China and may be impacted if there are reductions in vehicle demand in China. If we are unable to maintain our position in the Chinese market or if vehicle sales in China continue to experience minimal growth or decrease, our business and financial results could be materially adversely affected.

We operate in the highly competitive automotive component supply industry, and are dependent on the acceptance of new product introductions for continued growth.

The global automotive technology and component supply industry is highly competitive. Competition is based primarily on price, technology, quality, delivery and overall customer service. There can be no assurance that our products will be able to compete successfully with the products of our competitors. Furthermore, the rapidly evolving nature of the markets in which we compete has attracted, and may continue to attract, new and disruptive entrants from outside the traditional automotive supply industry, particularly in countries such as

China or in areas of evolving vehicle technologies. These entrants may seek to gain access to certain vehicle component markets. Any of these new competitors may develop and introduce components that gain greater customer or consumer acceptance, which could adversely affect the future growth of the Company. Additionally, consolidation in the automotive industry may lead to decreased product purchases from us. As a result, our sales levels and margins could be adversely affected by pricing pressures from OEMs and pricing actions of competitors. These factors led to selective resourcing of business to competitors in the past and may also do so in the future.

In addition, any of our competitors may foresee the course of market development more accurately than us, develop products that are superior to our products, have the ability to produce similar products at a lower cost than us, adapt more quickly than us to new technologies or evolving customer requirements or develop or introduce new products or solutions before we do. As a result, our products may not be able to compete successfully with their products. These trends may adversely affect our sales as well as the profit margins on our products. If we do not continue to innovate to develop or acquire new and compelling products that capitalize upon new technologies, this could have a material adverse impact on our results of operations.

We have invested substantial resources in markets and technologies where we expect growth and we may be unable to timely alter our strategies should such expectations not be realized.

Our future growth is dependent on our making the right investments at the right time to support product development and manufacturing capacity in geographic areas where we can support our customer base and in product areas of evolving vehicle technologies. We have identified the Asia Pacific region, and more specifically China, as a key geographic market, and have identified low voltage and high voltage electrification systems and electrical architectural solutions as key product markets. We believe these markets are likely to experience substantial long-term growth, and accordingly have made and expect to continue to make substantial investments, both directly and through participation in various partnerships and joint ventures, in numerous manufacturing operations, technical centers, research and development activities and other infrastructure to support anticipated growth in these areas. If we are unable to deepen existing and develop additional customer relationships in the Asia Pacific region, we may not only fail to realize expected rates of return on our existing investments, but we may incur losses on such investments and be unable to timely redeploy the invested capital to take advantage of other markets or product categories, potentially resulting in lost market share to our competitors. Our results will also suffer if these areas do not grow as quickly as we anticipate.

We may not be able to respond quickly enough to changes in regulations, technology and technological risks, and to develop our intellectual property into commercially viable products.

We cannot provide assurance that certain of our products will not become obsolete or that we will be able to achieve the technological advances that may be necessary for us to remain competitive and maintain or increase our revenues in the future. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development or production and failure of products to operate properly. The pace of our development and introduction of new and improved products depends on our ability to implement improved technological innovations in design, engineering and manufacturing, which requires extensive capital investment. Any capital expenditure cuts in these areas that we may determine to implement in the future to reduce costs and conserve cash could reduce our ability to develop and implement improved technological innovations, which may materially reduce demand for our products.

To compete effectively in the automotive technology and components industry, we must be able to launch new products to meet changing consumer preferences and our customers’ demand in a timely and cost-effective manner. Our ability to respond to competitive pressures and react quickly to other major changes in the marketplace, including the potential introduction of disruptive technologies such as autonomous driving solutions or consumer desire for and availability of vehicles with advanced driver assistance technologies or which use alternative fuels is also a risk to our future financial performance.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely and cost competitive basis will be a significant factor in our ability to remain competitive and to maintain or increase our revenues.

We cannot provide assurance that we will be able to install and certify the equipment needed to produce products for new product programs in time for the start of production, or that the transitioning of our manufacturing facilities and resources to full production under new product programs will not impact production rates or other operational efficiency measures at our facilities. Development and manufacturing schedules are difficult to predict, and we cannot provide assurance that our customers will execute on schedule the launch of their new product programs, for which we might supply products. Our failure to successfully launch new products, or a failure by our customers to successfully launch new programs, could adversely affect our results.

Our inability to effectively manage the timing, quality and costs of new program launches could adversely affect our financial performance.

In connection with the award of new business, we obligate ourselves to deliver new products and services that are subject to our customers’ timing, performance and quality standards. The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to the start of production; product maturity and complexity; production readiness of our own, as well as our customers’ and suppliers’ manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Given the complexity of new program launches, we may experience difficulties managing product quality, timeliness and associated costs. Failure by us to successfully launch a new product could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation, future business prospects with one or more customers, and/or ability to execute our strategy. In addition, new program launches require a significant ramp up of costs; however, our sales related to these new programs generally are dependent upon the timing and success of our customers’ introduction of new vehicles. Customer decisions on program launch timing may be impacted by industry conditions, government regulations and consumer preferences, and therefore, the timing of such launches may also be subject to change.

Our business relies on relationships with collaborative partners and other third parties for development of products and potential products, and such collaborative partners or other third parties could fail to perform sufficiently.

We believe that our success in developing market-relevant products depends in part on our ability to develop and maintain collaborative relationships with other companies. There are certain risks involved in such relationships, as our collaborative partners may not devote sufficient resources to the success of our collaborations; may be acquired by other companies and subsequently terminate our collaborative arrangement; may compete with us; may not agree with us on key details of the collaborative relationship; or may not agree to renew existing collaborations on acceptable terms. Because these and other factors may be beyond our control, the development or commercialization of our products involved in collaborative partnerships may be delayed or otherwise adversely affected. If we or any of our collaborative partners terminate a collaborative arrangement, we may be required to devote additional resources to product development and commercialization or may need to cancel certain development programs, which could adversely affect our business and operational results.

Declines in the market share or business of our largest customers may adversely impact our revenues and profitability.

Our five largest customers accounted for approximately 65% of our total net sales for the year ended December 31, 2025. Accordingly, our revenues may be adversely affected by decreases in any of their businesses or market share. For instance, the worldwide semiconductor shortage adversely impacted the automotive industry in recent years resulting in reduced vehicle production schedules and sales from historical levels, which adversely impacted our financial condition, operating results and cash flows for portions of the year ended December 31, 2023. In addition, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”), which represented employees at GM, Ford Motor Company (“Ford”) and Stellantis N.V. (“Stellantis”), initiated labor strikes in September 2023, lasting more than six weeks in duration. As GM, Ford and Stellantis are among our largest customers, these labor strikes adversely impacted our financial condition, operating results and cash flows for the year ended December 31, 2023. Furthermore, because our customers typically have no obligation to purchase a specific quantity of parts, a decline in the production levels of any of our major customers, particularly with respect to models for which we are a significant supplier, could reduce our sales and thereby adversely affect our financial condition, operating results and cash flows.

We may not realize sales represented by awarded business.

We estimate awarded business using certain assumptions, including projected future sales volumes. Our customers generally do not guarantee volumes. In addition, awarded business may include business under arrangements that our customers have the right to terminate without penalty. Therefore, our actual sales volumes, and thus the ultimate amount of revenue that we derive from such sales, are not committed. If actual production orders from our customers are not consistent with the projections we use in calculating the amount of our awarded business, we could realize substantially less revenue over the life of these projects than the currently projected estimate.

Continued pricing pressures, OEM cost reduction initiatives and the ability of OEMs to re-source or cancel vehicle programs may result in lower than anticipated margins, or losses, which may have a significant negative impact on our business.

Cost-cutting initiatives adopted by our customers result in increased downward pressure on pricing. Our customer supply agreements generally require step-downs in component pricing over the period of production, typically 1% to 3% per year. In addition, our customers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. OEMs have also possessed significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive, serves a limited number of customers, has a high fixed-cost base and historically has had excess capacity. Based on these factors, and the fact that our customers’ product programs typically last a number of years and are anticipated to encompass large volumes, our customers are able to negotiate favorable pricing. Accordingly, as a Tier I supplier, we are subject to substantial continuing pressure from OEMs to reduce the price of our products. For example, our customer supply agreements generally provide for annual reductions in pricing of our products over the period of production. It is possible that pricing pressures beyond our expectations could intensify as OEMs pursue restructuring and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. See “Business—Supply Relationships with Our Customers” for a detailed discussion of our supply agreements with our customers.

Our supply agreements with our OEM customers are generally requirements contracts, and a decline in the production requirements of any of our customers, and in particular our largest customers, could adversely impact our revenues and profitability.

We receive OEM purchase orders for specific components supplied for particular vehicles. In most instances, our OEM customers agree to purchase their requirements for specific products but are not required to purchase any minimum amount of products from us. The contracts we have entered into with most of our customers have terms ranging from one year to the life of the model (usually three to seven years, although customers often reserve the right to terminate for convenience). Therefore, a significant decrease in demand for certain key models or group of related models sold by any of our major customers or the ability of a manufacturer to re-source and discontinue purchasing from us, for a particular model or group of models, could have a material adverse effect on us. To the extent that we do not maintain our existing level of business with our largest customers because of a decline in their production requirements or because the contracts expire or are terminated for convenience, we will need to attract new customers or win new business with existing customers, or our results of operations and financial condition will be adversely affected. See “Business—Supply Relationships with Our Customers” for a detailed discussion of our supply agreements with our customers.

Adverse developments affecting one or more of our suppliers could harm our profitability.

Any significant disruption in our supplier relationships, particularly relationships with sole-source suppliers, could harm our profitability. Some of our suppliers may not be able to handle commodity cost volatility and/or sharply changing volumes while still performing as we expect. To the extent our suppliers experience supply disruptions, there is a risk for delivery delays, production delays, production issues or delivery of non-conforming products by our suppliers. Even where these risks do not materialize, we may incur costs as we try to make contingency plans for such risks.

The discontinuation or loss of business, or lack of commercial success, with respect to a particular product for which the Company is a significant supplier could reduce the Company’s sales and harm its profitability.

Although the Company has purchase orders from many of its customers, these purchase orders generally provide for the supply of a customer’s annual requirements for a particular vehicle model and assembly plant, or in some cases, for the supply of a customer’s requirements for the life of a particular vehicle model, rather than for the purchase of a specific quantity of products. In addition, customers may manufacture components internally that are currently produced by outside suppliers, such as the Company. If the Company’s OEM customers successfully in-source products currently manufactured by the Company, the discontinuation or loss of business for products which the Company is a significant supplier could reduce the Company’s sales and harm the Company’s profitability.

Increases in costs of the materials and other supplies that we use in our products may have a negative impact on our business.

Significant changes in the markets where we purchase materials, components and supplies for the production of our products may adversely affect our profitability, particularly in the event of significant increases in demand where there is not a corresponding increase in supply, inflation or other pricing increases. In recent periods there have been significant fluctuations in the global prices of copper and fuel charges, which have had, and may continue to have, an unfavorable impact on our business, results of operations or financial condition. We will continue efforts to pass some supply and material cost increases onto our customers, although competitive and market pressures have limited our ability to do that, particularly with U.S. OEMs, and may prevent us from doing so in the future, because our customers are generally not obligated to accept price increases that we may desire to pass along to them. Even where we are able to pass price increases through to the customer, in some cases there is a lapse of time before we are able to do so. The inability to pass on price increases to our customers when raw material prices increase rapidly or to significantly higher than historic levels could adversely affect our operating margins and cash flow, possibly resulting in lower operating income and profitability. We expect to be continually challenged as demand for our principal raw materials and other supplies, including electronic components, is significantly impacted by demand in key growth markets, particularly in China. We cannot provide assurance that fluctuations in commodity prices will not otherwise have a material adverse effect on our financial condition or results of operations, or cause significant fluctuations in quarterly and annual results of operations.

Our hedging activities to address commodity price fluctuations may not be successful in offsetting future increases in those costs or may reduce or eliminate the benefits of any decreases in those costs.

In order to mitigate short-term volatility in operating results due to the aforementioned commodity price fluctuations, we hedge a portion of near-term exposure to certain raw materials used in production. The results of our hedging practice could be positive, neutral or negative in any period depending on price changes in the hedged exposures. Our hedging activities are not designed to mitigate long-term commodity price fluctuations and, therefore, will not protect from long-term commodity price increases. Our future hedging positions may not correlate to actual raw material costs, which could cause acceleration in the recognition of unrealized gains and losses on hedging positions in operating results.

We may encounter manufacturing challenges.

The volume and timing of sales to our customers may vary due to: variation in demand for our customers’ products; our customers’ attempts to manage their inventory; design changes; changes in our customers’ manufacturing strategy; our customers’ production schedules; acquisitions of or consolidations among customers; and disruptions in the supply of raw materials or other supplies used in our customers’ products. Due in part to these factors, many of our customers do not commit to long-term production schedules. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity.

We rely on third-party suppliers for components used in our products, and we rely on third-party manufacturers to manufacture certain of our assemblies and finished products. Our results of operations, financial condition and cash flows could be adversely affected if our third-party suppliers lack sufficient quality control or if there are significant changes in their financial or business condition. If our third-party manufacturers fail to deliver products, parts and components of sufficient quality on time and at reasonable prices, we could have difficulties fulfilling our orders, sales and profits could decline, and our commercial reputation could be damaged.

From time to time, we have underutilized our manufacturing lines. This excess capacity means we incur increased fixed costs in our products relative to the net revenue we generate, which could have an adverse effect on our results of operations, particularly during economic downturns. If we are unable to improve utilization levels for these manufacturing lines and correctly manage capacity, the increased expense levels will have an adverse effect on our business, financial condition and results of operations. In addition, some of our manufacturing lines are located in China or other countries that are subject to a number of additional risks and uncertainties, including increasing labor costs, which may result from market demand or other factors, and political, social and economic instability.

Changes in factors that impact the determination of our non-U.S. pension liabilities may adversely affect us.

Certain of our non-U.S. subsidiaries sponsor defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. Our primary funded non-U.S. plans are located in Mexico and were underfunded by $119 million as of December 31, 2025. The funding requirements of these benefit plans, and the related expense reflected in our financial statements, are affected by several factors that are subject to an inherent degree of uncertainty and volatility, including governmental regulation. In addition to the defined benefit pension plans, we have retirement obligations driven by requirements in many of the countries in which we operate. These legally required plans require payments at the time benefits are due. Obligations, net of plan assets, related to these non-U.S. defined benefit pension plans and statutorily required retirement obligations totaled $229 million at December 31, 2025, of which $12 million is included in accrued liabilities and $217 million is included in long-term liabilities in our combined balance sheets. Key assumptions used to value these benefit obligations and the cost of providing such benefits, funding requirements and expense recognition include the discount rate and the expected long-term rate of return on pension assets. If the actual trends in these factors are less favorable than our assumptions, this could have an adverse effect on our results of operations and financial condition.

We may suffer future asset impairment and other restructuring charges, including write downs of long-lived assets or intangible assets.

We have taken, are taking, and may take future restructuring actions to realign and resize our production capacity and cost structure to meet current and projected operational and market requirements. Charges related to these actions or any further restructuring actions may have a material adverse effect on our results of operations and financial condition. We cannot ensure that any current or future restructuring actions will be completed as planned or achieve the desired results.

Additionally, from time to time, we have recorded asset impairment losses relating to specific plants and operations. Generally, we record asset impairment losses when we determine that our estimates of the future undiscounted cash flows from an operation will not be sufficient to recover the carrying value of that facility’s building, fixed assets and production tooling. See Note 2. Significant Accounting Policies to our combined financial statements for a detailed discussion of intangible assets impairment assessment.

We expect to incur new indebtedness concurrently with or prior to the Spin-Off and the degree to which we will be leveraged following completion of the Spin-Off and any violations of financial and other covenants could adversely affect our business, results of operations, cash flows and financial condition.

In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $    million. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. See “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our cash balance at the time of the Spin-Off will be approximately $    million.

Incurring any future indebtedness and related debt service obligations could have important consequences, including:

•	reduced flexibility in planning for, or reacting to, changes in our business, the competitive environment and the markets in which we operate, and to technological and other changes;

•	reduced access to capital and increasing borrowing costs generally or for any additional indebtedness to finance future operating and capital expenditures and for general corporate purposes;

•	lowered credit ratings;

•	reduced funds available for operations, capital expenditures and other activities; and

•	competitive disadvantages relative to other companies with lower debt levels.

Any future debt obligations could include financial covenants based on leverage and cash interest expense coverage ratios and limitations on our ability to make certain investments, declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock and certain debt obligations, incur liens, incur indebtedness, or merge, make certain acquisitions or sales of assets.

If our future indebtedness includes such covenants or agreements, any violation could result in a default under their corresponding contracts, which could permit the lenders or note holders, as applicable, to accelerate repayment of any borrowings or notes outstanding at that time and levy on the collateral granted in connection with our indebtedness, as applicable.

We have historically relied upon Aptiv to fund our working capital requirements and other cash requirements. After the Spin-Off, we will not be able to rely on the earnings, assets, or cash flow of Aptiv, and Aptiv will not provide funds to finance our working capital or other cash requirements. As a result, after the Spin-Off, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under Aptiv. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Employee strikes and labor-related disruptions involving us or one or more of our customers or suppliers may adversely affect our operations.

Our business is labor-intensive and we have a number of unions, works councils and other represented employees. A strike or other form of significant work disruption by our employees would likely have an adverse effect on our ability to operate our business. A labor dispute involving us or one or more of our customers or suppliers or that could otherwise affect our operations could reduce our sales and harm our profitability. A labor dispute involving another supplier to our customers that results in a slowdown or a closure of our customers’ assembly plants where our products are included in the assembled parts or vehicles could also adversely affect our business and harm our profitability. In addition, certain UAW-represented employees at GM, Ford and Stellantis initiated labor strikes in September 2023, lasting more than six weeks in duration. As GM, Ford and Stellantis are among our largest customers, these labor strikes adversely impacted our financial condition, operating results and cash flows for the year ended December 31, 2023. In addition, our inability or the inability of any of our customers, our suppliers or our customers’ suppliers to negotiate an extension of a collective bargaining agreement upon its expiration could reduce our sales and harm our profitability. Significant increases in labor costs as a result of the renegotiation of collective bargaining agreements could also adversely affect our business and harm our profitability.

Public health crises and other global health pandemics, epidemics and disease outbreaks and the measures taken in response thereto could adversely impact our business, financial condition, results of operations and cash flows.

A significant public health crisis, such as the COVID-19 pandemic, could adversely impact our business as well as those of our suppliers and customers. Any future significant public health crisis could adversely impact the global economy, our industry and the overall demand for our products. In addition, preventative or reactionary measures taken by governmental authorities may disrupt the ability of our employees, suppliers and other business partners to perform their respective functions and obligations relative to the conduct of our business. Our ability to predict and respond to future changes resulting from potential health crises is uncertain, as are the ultimate potential impacts on our business. In 2023, 2024 and 2025, our manufacturing facilities were not impacted by prolonged shutdowns directly resulting from any public health crises.

We are exposed to foreign currency fluctuations as a result of our substantial global operations, which may affect our financial results.

We have currency exposures related to buying, selling and financing in currencies other than the local currencies of the countries in which we operate. Approximately 60% of our net revenue for the year ended December 31, 2025 came from sales outside the United States, which were primarily invoiced in currencies other than the U.S. dollar, and we expect net revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Accordingly, significant changes in currency exchange rates, particularly the Mexican Peso, Euro and Chinese Yuan Renminbi, could cause fluctuations in the reported results of our businesses’ operations that could negatively affect our results of operations. Price increases caused by currency exchange rate fluctuations may make our products less competitive or have an adverse effect on our margins. Currency exchange rate fluctuations may also disrupt the business of our suppliers by making their purchases of raw materials more expensive and more difficult to finance.

Historically, we have reduced our currency exposure by aligning our costs in the same currency as our revenues or, if that is impracticable, through financial instruments that provide offsets or limits to our exposures, which are opposite to the underlying transactions. However, any measures that we may implement to reduce the effect of volatile currencies and other risks of our global operations may not be effective.

We face risks associated with doing business in various national and local jurisdictions.

The majority of our manufacturing and distribution facilities are in Mexico, China and other countries in Asia Pacific, Eastern and Western Europe, South America and Northern Africa. We also purchase raw materials and other supplies from many different countries around the world. For the year ended December 31, 2025, approximately 60% of our net revenue came from sales outside the United States. International operations are subject to certain risks inherent in doing business globally, including:

•	exposure to local economic, political and labor conditions;

•	unexpected changes in laws, regulations, economic and trade sanctions, trade or monetary or fiscal policy, including interest rates;

•	foreign currency exchange rates and changes in the rate of inflation in the United States and other countries;

•	tariffs, quotas, customs and other import or export restrictions and other trade barriers;

•	expropriation and nationalization;

•	difficulty of enforcing agreements, collecting receivables and protecting assets through certain non-U.S. legal systems;

•	reduced technology, data or intellectual property protections;

•	limitations on repatriation of earnings;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	investment restrictions or requirements;

•	violence and civil unrest in local countries, including the conflict between Ukraine and Russia and the conflicts in the Middle East; and

•

compliance with the requirements of an increasing body of applicable anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws of various other countries.

Additionally, our global operations may also be adversely affected by political events, terrorist events and hostilities, complications due to natural, nuclear or other disasters or the spread of an infectious disease, virus or other widespread illness. For instance, the government of Mexico implemented country-wide statutory minimum wage increases of approximately 13% (5% in Northern Border Zone), 12% and 20%, effective January 1, 2026, 2025 and 2024, respectively. The government of Mexico has indicated it may implement other labor reforms, such as an initiative to shorten the work week from 48 to 40 hours, as early as January 1, 2027, through a gradual reduction of two hours per year. Labor costs have increased significantly in Mexico as a result of this and other labor reform initiatives and moving our operations closer to our main markets, necessitating a strategic review of more cost-competitive jurisdictions and a greater acceleration in manufacturing automation. While management has implemented measures to mitigate the impact of these labor reforms on our cost structure, we cannot predict the ultimate future impact on our business.

Existing free trade laws and regulations, such as the United States-Mexico-Canada Agreement (the “USMCA”), provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of trade, and in particular increased trade restrictions, tariffs, taxes or non-tariff barriers on imports from countries where we manufacture products, such as China and Mexico, could have a material adverse effect on our business and financial results. For example, on April 2, 2025, the U.S. government announced tariffs of at least

10% across imported goods from all countries, with rates even higher for goods from certain countries with a high trade deficit with the United States. Subsequent to this announcement, a number of other countries announced tariffs on U.S. goods and/or have negotiated or continue to negotiate trade agreements with the United States.

While the impacts resulting from these incremental tariffs to the Company were not significant during the year ended December 31, 2025, the future impact of any announced tariffs is subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available, and may be material to the Company. In addition, we are continuing to work with our customers and suppliers to mitigate the impact of these incremental tariffs on our operations. Despite recent trade negotiations and the potential for trade agreements between the United States and the Mexican, Canadian and Chinese governments, given the uncertainty regarding the scope and duration of any new tariffs and any associated retaliatory measures, as well as the potential for additional tariffs or trade barriers by the United States, Mexico, Canada, China or other countries, we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. Management continues to monitor the volatile geopolitical environment to identify, quantify and assess proposed or threatened duties, taxes or other business restrictions which could adversely affect our business and financial results.

The outbreak of armed conflicts in the Middle East beginning in October 2023 has also created numerous uncertainties, including the risk that the conflicts spread throughout the broader region, and their impact on the global economy and supply chains.

Furthermore, the conflict between Ukraine and Russia, which began in February 2022, has had, and is expected to continue to have, negative economic impacts to both countries and to the European and global economies. In response to the conflict, the European Union (the “E.U.”), the United States and other governments implemented broad economic sanctions against Russia. These countries may impose further sanctions and take other actions as the situation continues. While the sanctions announced to date have not had a material adverse impact on us, any further sanctions imposed or actions taken by these countries, and any retaliatory measures by Russia in response, including restrictions on energy supplies from Russia to countries in the region and asset expropriations, could increase our costs, reduce our sales and earnings or otherwise have an adverse effect on our operations.

Ukraine and Russia are significant global producers of raw materials used in our supply chain, including copper, aluminum, palladium and neon gases. Disruptions in the supply and volatility in the price of these materials and other inputs produced by Ukraine or Russia, including increased logistics costs and longer transit times, could adversely impact our business and results of operations. The conflict has also increased the possibility of cyberattacks occurring, which could either directly or indirectly impact our operations. Furthermore, the conflict has caused our customers to analyze their and their suppliers’ continued presence in the region and future customer production plans in the region remain uncertain.

We do not have a material physical presence in Ukraine, with less than 1% of our workforce located in the country as of December 31, 2025 and less than 1% of our net sales for the year ended December 31, 2025 generated from manufacturing facilities in Ukraine. However, the impacts of the conflict have adversely impacted, and may continue to adversely impact, global economies, and in particular the European economy, a region which accounted for approximately 24% of our net sales for fiscal year 2025. As a result of the conflict, the Company ceased using certain long-lived assets in Ukraine and consequently recorded non-cash impairment charges of $11 million during the year ended December 31, 2023. These charges were recorded within cost of sales in the combined statements of operations.

We continue to monitor the situation and will seek to minimize its impact to our business, while prioritizing the safety and well-being of our employees located in Ukraine and our compliance with applicable laws and regulations in the locations where we operate. Any of the impacts mentioned above, among others, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Increasing our manufacturing footprint in Asian markets, including China, and our business relationships with Asian automotive manufacturers are important elements of our long-term strategy. In addition, our strategy includes increasing revenue and expanding our manufacturing footprint in lower-cost regions. As a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential impact on us vary from country to country and are unpredictable.

We may be unable to consummate and successfully integrate acquisitions and joint ventures.

Engaging in acquisitions and joint ventures involves potential risks, including financial risks, risks related to integrating enterprise resource planning systems, and failure to successfully integrate and fully realize the expected benefits of such acquisitions and joint ventures. Integrating acquired operations is a significant challenge and there is no assurance that we will be able to manage integrations successfully. As we continue our diversification efforts, we may pursue strategic growth initiatives, including through acquisitions and joint ventures. An inability to successfully achieve the levels of organic and inorganic growth from our strategic initiatives could adversely impact our results of operations and financial condition.

We face risks related to cybersecurity for both our infrastructure and products and any cybersecurity breach or failure of one or more key information technology systems, or those of third parties with which we do business could have a material adverse impact on our business or reputation.

Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology capabilities, both internally and externally. Our capabilities, as well as those of our customers, suppliers, partners and service providers, are crucial to our operations and may contain confidential personal information, business-related information or intellectual property. These capabilities are also susceptible to interruptions (including those caused by systems failures, cyberattacks and other natural or man-made incidents or disasters), which may be prolonged or go undetected. Cyberattacks are continually increasing in their frequency, sophistication and intensity. Additionally, some actors are using artificial intelligence technology to launch more automated, targeted and coordinated attacks which further heightens these risks. Although we have and continue to employ capabilities, processes and other security and privacy measures designed to prevent, detect and mitigate the risk of such events, including but not limited to geographically diverse and resilient infrastructure, third-party risk management and the implementation of proactive security and privacy measures, a significant or large-scale interruption of our information technology capabilities could result in a confidentiality, integrity or availability data breach, and adversely affect our ability to manage and keep operations running efficiently and effectively, and could result in significant costs, regulatory investigations, fines or litigation. Incidents that result in a wider or sustained disruption to our business or products, or result in a personal data breach, could have a material adverse effect on our business, reputation, financial condition and results of operations. In addition, some of our employees work from home on a full-time or part-time basis, which may increase our vulnerability to cyber and other information technology risks.

Some of our products, including but not limited to safety-critical products, contain complex digital technologies designed to support today’s increasingly connected vehicles. Although we continue to employ capabilities, processes and other security and privacy measures designed to reduce risks of cyberattacks against our products, such measures may not provide absolute security (and, in turn, privacy) and may not sufficiently mitigate all potential risks under all scenarios. Failure of such products to effectively protect against attacks targeted at our products can negatively affect our brand and harm our business, prospects, customers, financial condition and operating results.

Further, engineering and maintaining security for our systems and products may require significant costs. However, failing to properly respond to and invest in information technology and cybersecurity advancements may limit our ability to attract and retain customers, prevent us from offering similar products and services as those offered by our competitors or inhibit our ability to meet regulatory, industry or other compliance requirements.

To date, we have not experienced a system failure, cyberattack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. Following the Spin-Off, our Board will regularly review relevant information technology and cybersecurity matters and receive periodic updates from information technology and cybersecurity subject matter experts as part of its risk assessment procedures, including analysis of existing and emerging risks, as well as plans and strategies to address those risks. While we continuously seek to expand and improve our information technology systems and maintain adequate disclosure controls and procedures, there can be no assurance that we can adequately anticipate all trends of the market, technology landscapes and threat landscapes, and there can be no assurance that such measures will prevent interruptions or security breaches that could adversely affect our business.

Any changes in consumer credit availability or cost of borrowing could adversely affect our business.

Declines in the availability of consumer credit and increases in consumer borrowing costs have negatively impacted global automotive sales and resulted in lower production volumes in the past. Substantial declines in automotive sales and production by our customers could have a material adverse effect on our business, results of operations and financial condition.

In addition, the recent and acute volatility among certain financial institutions in the United States have raised questions regarding the stability of the banking sector in the United States and, while such volatility has not adversely affected our operations, it has had an adverse impact on the equity and credit markets. Any reoccurrence of these conditions has the potential to adversely impact consumer credit availability or the cost of borrowing, which in turn could adversely impact our business.

We may lose or fail to attract and retain key salaried employees and management personnel.

An important aspect of our competitiveness is our ability to attract and retain key salaried employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award and the competitive market position of our overall compensation package. We may not be as successful as competitors at recruiting, assimilating and retaining highly skilled personnel. The loss of the services of any member of senior management or a key salaried employee could have an adverse effect on our business.

Risks Related to Legal, Regulatory, Tax and Accounting Matters

We may incur material losses and costs as a result of warranty claims, product recalls, product liability and intellectual property infringement actions that may be brought against us.

We face an inherent business risk of exposure to warranty claims and product liability in the event that our products fail to perform as expected and, in the case of product liability, such failure of our products results in bodily injury and/or property damage. The fabrication of the products we manufacture is a complex and precise process. Our customers specify quality, performance and reliability standards. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and product rework or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:

•	lose net revenue;

•	incur increased costs such as warranty expense and costs associated with customer support;

•	experience delays, cancellations or rescheduling of orders for our products;

•	experience increased product returns or discounts; or

•	damage our reputation,

all of which could negatively affect our financial condition and results of operations.

If any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, OEMs continue to look to their suppliers for contribution when faced with recalls and product liability claims. The number of vehicles recalled globally by OEMs has increased above historical levels. These recalls can either be initiated by the OEMs or influenced or required by regulatory agencies. Although there are differing rules and regulations across countries governing recalls for safety issues, the overall transition towards global vehicle platforms may also contribute to increased recalls outside of the United States, as automotive components are increasingly standardized across regions. Given the sensitivity to safety issues in the automotive industry, including increased focus from regulators and consumers, we anticipate the number of automotive recalls may remain above historical levels in the near future. In addition, the National Highway Traffic Safety Administration and other non-U.S. regulators have the authority, under certain circumstances, to require recalls to remedy safety concerns.

A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business. OEMs also require their suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a vehicle manufacturer, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of products under new vehicle warranties when the OEM asserts that the product supplied did not perform as warranted. Although we cannot ensure that the future costs of warranty claims by our customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. Our warranty reserves are based on our best estimates of amounts necessary to settle future and existing claims. We regularly evaluate the level of these reserves and adjust them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates.

In addition, as we adopt new technology, we face an inherent risk of exposure to the claims of others that we have allegedly violated their intellectual property rights. We cannot ensure that we will not experience any material warranty, product liability or intellectual property claim losses in the future or that we will not incur significant costs to defend such claims.

We may be adversely affected by laws or regulations, including environmental, health and safety and climate change, regulation, litigation or other liabilities.

We are subject to various U.S. federal, state and local, and non-U.S., laws and regulations, including those related to environmental, health and safety, financial and other matters.

We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations or changes in existing laws or regulations, or the interpretations thereof, could increase the costs of doing business for us or our customers or suppliers or restrict our actions and adversely affect our financial condition, operating results and cash flows. For example, certain of our customers may be affected by the recent curtailment in the United States of government incentives for electric and hybrid vehicles.

We are subject to laws and regulations governing, among other things:

•	the generation, storage, handling, use, transportation, disposal, cleanup, or presence of, or exposure to, hazardous materials;

•	the emission and discharge of hazardous materials into the ground, air or water;

•	climate change;

•	the incorporation of certain chemical substances into our products, including electronic equipment; and

•	the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage.

Certain environmental laws impose liability, sometimes regardless of fault, for investigating or cleaning up contamination on or emanating from our currently or formerly owned, leased, operated or otherwise used property, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Some of these environmental laws may also assess liability on persons who arrange for hazardous substances to be sent to third-party disposal or treatment facilities when such facilities are found to be contaminated. While we do not currently have known material probable environmental contingencies for the cleanup of presently-known environmental contamination conditions, it cannot be guaranteed that costs will not be incurred in the future. We also could be named as a potentially responsible party at additional sites in the future and the costs associated with such future sites may be material.

In addition, environmental laws and regulations are complex, change frequently and generally have tended to become more stringent over time. Specifically, increased public awareness and concern regarding global climate change may continue to result in more international, regional, federal, state and local requirements, or pressure from key stakeholders, to reduce or mitigate climate change, which could impose significant operational restrictions, costs and compliance burdens upon our business or our products. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, we cannot ensure that environmental laws and regulations will not change or become more stringent in the future. Therefore, we cannot ensure that our costs of complying with current and future environmental, health and safety laws and regulations, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition. For example, adoption of greenhouse gas or climate change rules in jurisdictions in which we operate facilities could require installation of emission controls, acquisition of emission credits, emission reductions, or other measures that could be costly, and could also impact utility rates and increase the amount we spend annually for energy.

Furthermore, if we fail to achieve our sustainability goals and reduce our impact on the environment, or if there becomes a public perception that we have failed to act responsibly regarding climate change and sustainability, we could be exposed to negative publicity, which could adversely affect our business, results of operations, cash flows, financial condition and reputation.

We may identify the need for additional environmental remediation or demolition obligations relating to facility divestiture, closure and decommissioning activities.

If we sell, close and/or demolish facilities around the world, environmental investigations and assessments will need to be performed. We may identify previously unknown environmental conditions or further delineate known conditions that may require us to undertake remediation or incur additional costs related to demolition or decommissioning activities.

We are involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and combined financial position.

We are involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with customers and suppliers; intellectual property matters; personal injury claims; environmental, health and safety issues; tax matters; and employment matters.

While we believe our reserves are adequate, the final amounts required to resolve these matters could differ materially from our recorded estimates and our results of operations could be materially affected.

For further information regarding our legal matters, see “Business—Legal Proceedings.” No assurance can be given that such proceedings and claims will not have a material adverse effect on our profitability and combined financial position.

Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.

We own significant intellectual property, including numerous patents and certain trade names, and are or may become involved in numerous licensing arrangements. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets we serve. Developments or assertions by or against us relating to intellectual property rights could negatively impact our business. Significant technological developments by others also could materially and adversely affect our business and results of operations and financial condition.

Taxing authorities could challenge our historical and future tax positions.

Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory rates and changes in tax laws, or their interpretation, including the Organisation for Economic Co-operation and Development (“OECD”) Pillar Two Framework, and changes related to tax holidays or tax incentives. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates or regimes applicable to us in such jurisdictions are otherwise increased. Existing income tax laws, regulations and related international agreements provide guidance and direction on the allocations of income and applicable taxing rights among the countries in which we operate. Changes in these guidelines are being contemplated at the local, national, regional (particularly in the European Union), and global levels (through organizations like the G20 and the OECD). Any changes, especially if made inconsistently, could have a materially adverse impact on our financial results.

The amount of tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We have taken and will continue to take tax positions based on our interpretation of such tax laws. Additionally, in determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, our reserves for uncertain tax benefits reflect the outcome of tax positions that are more likely than not to occur. While we believe that we have complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us with additional taxes. Should additional taxes be assessed, this may result in a material adverse effect on our results of operations and financial condition.

Changes in tax laws, tax rates and adverse positions taken by taxing authorities could impact operating results.

Our tax position could be adversely impacted by changes in the tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by any tax authority. For example, legislative action may be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties upon which we rely or could broaden the circumstances under which we would be considered a U.S. resident, which could materially and adversely affect our effective tax rate and cash tax position. We cannot predict the outcome of any specific legislative proposals. If proposals were enacted that had the effect of limiting our ability to take advantage of the tax treaties between Switzerland and other jurisdictions (including the United States), we could be subjected to increased taxation. In addition, any future amendments to the current income tax treaties between Switzerland and the other jurisdictions (including the United States) could subject us to increased taxation.

Our tax burden could increase as a result of ongoing or future tax audits.

We are subject to periodic tax audits by tax authorities. Tax authorities may not agree with our interpretation of applicable tax laws and regulations. As a result, such tax authorities may assess additional tax, interest and penalties. We regularly assess the likely outcomes of these audits and other tax disputes to determine the appropriateness of our tax provision and establish reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of any tax audit or other tax dispute or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves. As such, the actual outcomes of these disputes and other tax audits could have a material impact on our financial results.

Our ability to use deferred tax assets may be subject to limitation.

We have deferred tax assets in certain countries, and our ability to use such assets will depend on our taxable income generation in the relevant countries. Further, subsequent changes to applicable tax laws in these jurisdictions could impact our ability to fully benefit from such deferred tax assets. Changes in our ability to use deferred tax assets could have a material impact on our financial results.

If we are classified as a passive foreign investment company (a “PFIC”), there could be material adverse tax consequences to U.S. Holders.

If we are classified as a PFIC, a U.S. Holder who owns our ordinary shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of our non-U.S. status, and additional U.S. tax reporting obligations. In general, a non-U.S. corporation will be a PFIC during a taxable year if, taking into account the income and assets of certain of its affiliates, (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, and other investment income.

The determination of whether we are a PFIC depends upon the composition of our income and assets and the nature of our activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that we will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with our determination as to our PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of our ordinary shares. See “Material U.S. Federal Income Tax Consequences of the Spin-Off—PFIC Considerations.”

We may be subject to various Swiss taxes.

Versigent is resident for tax purposes in Switzerland and will be subject to annual corporate income taxes at the federal, cantonal and communal levels and annual capital taxes at cantonal and communal levels. The overall

(federal, cantonal, communal) effective corporate income tax rate may vary, but amount to a maximum of approximately 15% in 2025 for companies resident in Schaffhausen, Switzerland, depending on the amount of taxable net profit and respective cantonal/communal multiplier. However, provided that certain requirements are met, we will be entitled to a “participation relief” that can effectively eliminate Swiss corporate income taxation on qualifying dividend income from subsidiaries and capital gains on the disposal of qualifying participations in subsidiaries.

Versigent will be subject to a 35% Swiss withholding tax on gross dividend payment amounts and share repurchases unless such dividend payment or share repurchase is made out of qualifying capital contribution reserves (“Reserven aus Kapitaleinlagen”) or, in such case of share repurchases, such payment is made via a virtual second line of trading through a third-party bank. As part of the separation, it is anticipated that existing qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) will be transferred from Aptiv to Versigent. Versigent has applied for a Swiss tax ruling confirming the transfer of existing qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) from Aptiv to Versigent. Versigent expects to pay distributions to shareholders out of such reserves, and as a result, any such distributions to shareholders would be exempt from the Swiss withholding tax. However, there can be no assurance that the Swiss withholding rules will not be changed in the future, the amount of qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) may be depleted over time as Versigent uses such reserves for distributions to shareholders or share repurchases. If Versigent is unable to make a distribution out of qualifying capital contribution reserves (Reserven aus Kapitaleinlagen), it may consider making the distribution through a third-party bank via a second line of trading if available and if doing so would avoid the withholding tax. If it does not have capital contribution reserves (Reserven aus Kapitaleinlagen) and is not able to secure an efficient second virtual line of trading, then any dividends paid by Versigent or share repurchases by Versigent will generally be subject to a Swiss withholding tax at a rate of 35% which can be reduced depending on the tax residency of the dividend recipient.

Finally, Versigent will also be subject to a Swiss issuance stamp tax levied at a rate of 1% on the fair value of share issuances and increases of our equity, other than in connection with qualifying restructurings. In addition, Versigent will be subject to certain other Swiss indirect taxes (e.g., VAT and Swiss securities transfer stamp tax).

Risks Related to the Spin-Off

If the Spin-Off fails to qualify as tax-free for U.S. federal income tax purposes, certain subsidiaries of Aptiv and Aptiv’s U.S. shareholders could be subject to significant tax liabilities.

It is a condition to the Spin-Off that Aptiv receive one or more tax opinions from Aptiv’s tax advisors, satisfactory to the Aptiv Board in its sole discretion, regarding treatment of the Spin-Off as a distribution under Section 355(a)(1) of the Code. Aptiv does not intend to seek a ruling from the Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax treatment of the Spin-Off. The opinions of Aptiv’s tax advisors will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this information statement and a number of other documents. In addition, the opinions of Aptiv’s tax advisors will rely on certain facts, assumptions, representations, and undertakings from Aptiv and us regarding the past and future conduct of the companies’ respective businesses and other matters and will be subject to certain caveats. If any of these facts, assumptions, representations, or undertakings are, or become, inaccurate or incomplete or are not otherwise satisfied, Aptiv and its shareholders may not be able to rely on the opinions of Aptiv’s tax advisors, and certain subsidiaries of Aptiv and U.S. Holders (as defined herein) could be subject to significant tax liabilities. The opinions of Aptiv’s tax advisors will represent the judgment of each tax advisor, respectively, and will not be binding on the IRS or any courts, and there can be no assurance that the IRS will not take a contrary position or that a court will not uphold such position taken by the IRS. Notwithstanding the opinions of Aptiv’s tax advisors, the IRS could determine on audit that the Spin-Off or certain related transactions are taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the share ownership of Aptiv or us after the Spin-Off. If the conclusions expressed in the opinions of Aptiv’s tax advisors are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off (including the tax consequences to certain subsidiaries of Aptiv and the U.S. Holders) could be materially less favorable.

If the Spin-Off and certain related transactions were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, in general, certain subsidiaries of Aptiv could be subject to U.S. tax, and each U.S. Holder who received our ordinary shares in the Spin-Off would be treated as having received a distribution in an amount equal to the fair market value of our ordinary shares received, which would generally result in: (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Aptiv’s current or accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in their Aptiv ordinary shares; and (iii) taxable gain from the exchange of Aptiv ordinary shares to the extent the amount received exceeds the sum of the U.S. Holder’s share of Aptiv’s earnings and profits and the U.S. Holder’s basis in its Aptiv ordinary shares. For more information about the tax consequences of such a taxable distribution to a U.S. Holder, see below and “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We intend to agree to numerous restrictions to preserve the non-recognition tax treatment of the Spin-Off and certain related transactions, which may reduce our strategic and operating flexibility.

To preserve the tax-free nature of the Spin-Off and certain related transactions, we intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 and related provisions of the Code, as well as state, local and non-U.S. tax law. These covenants will include certain restrictions on our activity for a period of two years following the Spin-Off. Specifically, we will be subject to certain restrictions on our ability to enter into acquisition, merger, liquidation, sale and share redemption transactions with respect to our shares or assets and we may be required to indemnify Aptiv against any resulting tax liabilities even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of shares or other securities (including securities convertible into our shares but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our shareholders may consider favorable. See below and “Certain Relationships and Related Party Transactions—Agreements with Aptiv.”

If the Spin-Off were determined not to qualify as tax-free for U.S. federal income tax purposes, we could have an indemnification obligation to Aptiv, which could adversely affect our business, financial condition, cash flows and results of operations.

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required by the Tax Matters Agreement into which we intend to enter with Aptiv to indemnify Aptiv for the resulting taxes and related expenses. In addition, if the Spin-Off were determined not to so qualify and neither we nor Aptiv is at fault or if the amount of any taxes attributable to any restructuring transaction undertaken in connection with the Spin-Off is determined pursuant to the final determination of an audit or other tax proceeding to exceed the amount of such taxes Aptiv determined to be reportable, we would be required to indemnify Aptiv for our share of the resulting taxes, allocated between us and Aptiv based on our relative fair market value as of the day after the Spin-Off. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition, cash flows and results of operations.

For example, if we or our shareholders were to engage during the two-year period following the Spin-Off in certain acquisition, merger or sale transactions proscribed by the Tax Matters Agreement, the Spin-Off could result in U.S. tax to certain subsidiaries of Aptiv, and to U.S. Holders (as defined herein) who received Versigent ordinary shares in the Spin-Off, and we would be required to indemnify Aptiv for such tax and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition, cash flows and results of operations. See “Certain Relationships and Related Party Transactions—Agreements with Aptiv.”

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We may be unable to achieve the full strategic and financial benefits expected to result from the separation and distribution, or such benefits may be delayed or not occur at all. We believe that, as an independent, publicly traded company, we are able to, among other things, focus on Versigent’s and Aptiv’s respective product portfolios and unique opportunities for long-term growth and profitability and to tailor capital and corporate resources to each company’s distinct operating and financial objectives, provide each company with increased flexibility to pursue independent strategic and financial plans and strategic partnerships without considering competing priorities of the other businesses, enable each of Versigent and Aptiv to create independent capital structures that will afford each company direct access to the debt and equity capital markets, allow investors to evaluate the separate investment characteristics of each company and enable each of Versigent and Aptiv to maintain a global employee base more aligned with the specific operating and financial objectives of each company. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including: (i) compliance with the requirements of being an independent, publicly traded company require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) we may be more susceptible to market fluctuations, actions by activist shareholders, and other adverse events than if we were still a part of Aptiv; (iii) our businesses are less diversified than Aptiv’s businesses prior to the separation; (iv) the actions required to separate Aptiv’s and our respective businesses could disrupt our operations; (v) under the terms of the Tax Matters Agreement, we will be restricted from taking certain actions that could cause the Spin-Off to fail to qualify as a tax-free transaction and these restrictions may limit us for a period of time from pursuing strategic transactions and equity issuances or engaging in other transactions that may increase the value of our business; and (vi) economic and business conditions that affect Versigent and the automotive industry generally and any material changes in global, political, economic, business, competitive, market or regulatory forces. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition, cash flows, and results of operations could be adversely affected.

We could incur substantial additional costs and experience temporary business interruptions, and we may not be adequately prepared to meet the requirements of an independent, publicly traded company on a timely or cost-effective basis.

Aptiv and Versigent expect to incur a number of non-recurring, substantial transaction-related costs associated with completing the Spin-Off. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, retention, severance, change in control and other integration-related costs, filing fees and printing costs.

Prior to the Spin-Off, we operate as part of Aptiv, and Aptiv provides us with various corporate functions. Following the Spin-Off, Aptiv will not provide us with assistance other than the transition and other services described under “Certain Relationships and Related Party Transactions” in this information statement. These services will not include every service that we receive from Aptiv, and Aptiv is only obligated to provide the transition services for limited periods following completion of the Spin-Off. Following the cessation of any transition services agreements, we need to provide internally or obtain from unaffiliated third parties the services we will no longer receive from Aptiv. We may be unable to replace all of these services in a timely manner or on terms and conditions as favorable as those we receive from Aptiv.

In connection with the Spin-Off, we intend to install and implement IT infrastructure to support certain of our business functions, including accounting and financial reporting, human resources, legal and compliance, communications, and indirect sourcing. We may incur substantially higher costs than anticipated as we continue our transition from the existing transactional and operational systems and data centers we used as part of Aptiv. If we are unable to complete our transition effectively, we may incur temporary interruptions in business operations. Any delay in implementing, or operational interruptions suffered while implementing, our new IT infrastructure could disrupt our business and have a material adverse effect on our results of operations.

In addition, in connection with the Spin-Off, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. Beginning with our second Annual Report on Form 10-K, we will be required to conduct an annual management assessment of the effectiveness of our internal control over financial reporting and include a report by our independent registered public accounting firm on the effectiveness of internal control over financial reporting. Under the Sarbanes Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), we are also required to maintain effective disclosure controls and procedures. To comply with these requirements, we may need to upgrade our systems, implement additional financial and management controls, reporting systems, and procedures and hire additional accounting and finance staff. These reporting and other obligations may place significant demands on management, administrative, and operational resources, including accounting systems and resources. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired, and we may be unable to conclude that our internal control over financial reporting is effective. If we are not able to comply with the requirements of Section 404 of the Sarbanes Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of an ordinary share could decline and we could be subject to sanctions or investigations by the Securities and Exchange Commission (“SEC”) or other regulatory authorities, which would require additional financial and management resources.

Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for an ordinary share, and could adversely affect our ability to access the capital markets.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Aptiv.

There is a risk that, by separating from Aptiv, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Aptiv organizational structure. As part of Aptiv, we have been able to enjoy certain benefits from Aptiv’s operating diversity, size, purchasing power, cost of capital, borrowing and bonding capacity, and opportunities to pursue integrated strategies with Aptiv’s other businesses. As an independent, publicly traded company, we will not have the same benefits. Additionally, as part of Aptiv, we have been able to leverage Aptiv’s historical reputation, performance, and brand identity to recruit and retain key personnel to run and operate our business. As an independent, publicly traded company, we will need to develop new strategies, and it may be more difficult for us to recruit or retain such key personnel.

We have no operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical combined financial information included in this information statement on Form 10 from Aptiv’s consolidated financial statements, and this information does not necessarily reflect the results of operations, cash flows, and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•

Prior to the Spin-Off, we operate as part of Aptiv, and Aptiv performs various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from Aptiv for these functions. These allocations may not reflect the costs we will incur for similar services as an independent, publicly traded company.

•

We will enter into agreements and transactions with Aptiv that did not exist prior to the Spin-Off, such as Aptiv’s provision of transition and other services, and undertake indemnification obligations, which will cause us to incur new costs.

•

Our historical combined financial information does not reflect changes that we have experienced and that we expect to continue to experience as a result of our separation from Aptiv, including changes in the financing, cash management, operations, cost structure, and personnel needs of our business. As part of Aptiv, we enjoyed certain benefits from Aptiv’s operating diversity, reputation, size, purchasing power, ability to borrow, and available capital for investments; following the Spin-Off, we will no longer have those benefits.

Following the Spin-Off, we will incur additional costs and demands on management’s time associated with being an independent, publicly traded company, including costs and demands related to corporate governance, investor and public relations, and public financial reporting. For additional information about our past financial performance and the basis of presentation of our combined financial statements, see “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes thereto included elsewhere in this information statement.

Certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in, or because of their previous or continuing positions with, Aptiv or other entities with which we have commercial arrangements.

Because of their current or former positions with Aptiv, certain of our executive officers and directors own equity interests in both us and Aptiv. Continuing ownership of Aptiv shares and equity awards could create, or appear to create, potential conflicts of interest if we and Aptiv face decisions that could have implications for both us and Aptiv. Potential conflicts of interest could arise in connection with the resolution of any dispute between us and Aptiv regarding the terms of the agreements governing the Spin-Off and our relationship with Aptiv following the Spin-Off. See “Certain Relationships and Related Party Transactions” in this information statement for information about some of these agreements. Potential conflicts of interest may also arise out of any commercial arrangements that we or Aptiv may enter into in the future. Similar potential conflicts of interest could arise as a result. A dispute regarding a potential or actual conflict of interest involving us and Aptiv or any of such other companies could negatively impact our businesses, results of operations, cash flows, and financial condition. In addition, public perception of such an actual or apparent conflict of interest could pose reputational risks and expose us to increased scrutiny from investors and regulators. Although we have policies governing conflicts of interest, they may not sufficiently protect against these risks. Prior to the Spin-Off, we will adopt a written Related Party Transaction Policy applicable to our executive officers, directors and nominees for director.

The terms we will receive in our agreements with Aptiv could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we will enter into with Aptiv in connection with the separation will be negotiated prior to the Spin-Off, at a time when our business will still be operated by Aptiv. Many aspects of the agreements will be entered into on arm’s-length terms similar to those that would be agreed with an unaffiliated third-party such as a buyer in a sale transaction, but we will not have an independent board of directors or a management team independent of Aptiv representing our interests while the agreements are being negotiated. In addition, until the Spin-Off occurs, we will continue to be a wholly-owned subsidiary of Aptiv and, accordingly, Aptiv will still have the discretion to determine and change the terms of the separation until the Distribution Date. As a result of these factors, some of the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties, and it is possible that we might have been able to achieve more favorable terms if the circumstances differed. See “Certain Relationships and Related Party Transactions.”

We or Aptiv may fail to perform under various transaction agreements that were executed as part of the separation.

In connection with the separation, we and Aptiv will enter into various transaction agreements related to the Spin-Off. All of these agreements will govern our relationship with Aptiv. We will rely on Aptiv to satisfy its performance obligations under these agreements. If we or Aptiv are unable to satisfy our or its respective obligations under these agreements, including indemnification obligations, our business, results of operations, cash flows, and financial condition could be adversely affected. See “Certain Relationships and Related Party Transactions.”

Risks Related to Our Jurisdiction of Incorporation

The rights of shareholders of Jersey corporations differ in some respects from those of shareholders of U.S. corporations.

We will be incorporated under the laws of Jersey. The rights of holders of ordinary shares are governed by Jersey law, including the Companies (Jersey) Law 1991, as amended, and by our memorandum and articles of association (“Articles of Association”). These rights differ in some respects from the rights of shareholders in corporations incorporated in the United States. See “Description of Share Capital—Comparison of United States and Jersey Corporate Law.”

Risks Related to Versigent’s Ordinary Shares

No market for our ordinary shares currently exist and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our share price may fluctuate significantly, and there can be no assurance that the combined trading prices of our and Aptiv’s ordinary shares would exceed the trading price of an Aptiv ordinary share absent the Spin-Off.

There is currently no public market for our ordinary shares. In connection with the Spin-Off, we will apply to have our ordinary shares approved for listing on the Exchange. We anticipate that before the Distribution Date, trading of our ordinary shares will begin on a “when-issued” basis and this trading will continue through the Distribution Date. However, an active trading market for our ordinary shares may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for shareholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our ordinary shares may trade after the Spin-Off or whether the combined trading prices of an ordinary share and a share of Aptiv’s ordinary shares will be less than, equal to, or greater than the trading price of Aptiv’s ordinary shares prior to the Spin-Off. The market price of an ordinary share may fluctuate widely depending on many factors, some of which may be beyond our control.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Aptiv shareholders and, as a result, these Aptiv shareholders may sell their shares of our ordinary shares after the Spin-Off. See “—Substantial sales of our ordinary shares may occur in connection with the Spin-Off, or in the future, which could cause our share price to decline or be volatile.” Low trading volume for our ordinary shares, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our share price volatility. Should the market price of our shares drop significantly, shareholders may institute securities class action lawsuits against us. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Substantial sales of our ordinary shares may occur in connection with the Spin-Off, or in the future, which could cause our share price to decline or be volatile.

Aptiv shareholders receiving our ordinary shares in the Spin-Off may sell those shares immediately in the public market. It is likely that some Aptiv shareholders, including some of its larger shareholders, will sell their ordinary shares received in the Spin-Off, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our ordinary shares or the perception in the market that such sales might occur may decrease the market price of an ordinary share.

We will evaluate whether to pay cash dividends on our ordinary shares in the future, and the terms of our indebtedness may limit our ability to pay dividends on our ordinary shares.

As an independent, publicly traded company, we will be determining the optimal allocation of capital to achieve the Company’s strategy and deliver competitive returns to our shareholders, including whether to pay cash dividends to our shareholders. The timing, declaration, amount, and payment of future dividends to shareholders, if any, will fall within the discretion of our Board. Our Board’s decisions regarding the payment of dividends will depend on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements, regulatory constraints, and other factors that our Board deems relevant. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Holders of our ordinary shares may be diluted due to equity issuances.

In the future, holders of our ordinary shares may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including any equity awards that we will grant to our directors, officers, and employees. Our employees will have share-based awards that correspond to shares of our ordinary shares after the Spin-Off as a result of the conversion of and/or adjustments to their Aptiv share-based awards. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our ordinary shares. We also plan to issue additional share-based awards, including annual awards, new hire awards, and periodic retention awards, as applicable, to our directors, officers, and other employees under our employee benefits plans as part of our ongoing equity compensation program.

In addition, our Articles of Association will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our ordinary shares respecting dividends and distributions, as our Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our ordinary shares. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of the ordinary shares. See “Description of Share Capital.”

The market price of Versigent shares following completion of the transaction may be affected by factors different from those affecting Aptiv shares prior to completion of the transaction.

The results of operations of Versigent and the market price of the Versigent shares, after completion of the transaction, may be affected by factors—both those related to the Spin-Off and other general factors, some of which are beyond our control—different from those that previously affected the independent results of operations and the market prices of Aptiv shares. Accordingly, the market price and performance of Versigent shares is likely to be different from the performance of Aptiv shares in the absence of the transaction. The nature of our business and industry subject us, and our share price, to volatility. In addition, general fluctuations in stock markets or adverse factors in the automotive industry could have a material adverse effect on the market for, or liquidity of, Versigent shares, regardless of Versigent’s actual operating performance following the completion of the Spin-Off. Should the market price of our shares drop significantly, shareholders may institute securities class action lawsuits against us. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Provisions of our Articles of Association could delay or prevent a takeover of us by a third party.

Our Articles of Association could delay, defer or prevent a third party from acquiring us, despite any possible benefit to our shareholders, or otherwise adversely affect the price of our ordinary shares. For example, our Articles of Association will:

•	permit our Board to issue one or more series of preferred shares with rights and preferences designated by our Board;

•	impose advance notice requirements for shareholder proposals and nominations of directors to be considered at shareholder meetings;

•	limit the ability of shareholders to remove directors without cause; and

•	require that all vacancies on our Board be filled by our directors.

These provisions may discourage potential takeover attempts, discourage bids for our ordinary shares at a premium over the market price or adversely affect the market price of, and the voting and other rights of the holders of, our ordinary shares. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our Board. See “Description of Share Capital” for additional information on the anti-takeover measures that may be applicable to us.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that reflect, when made, the Company’s current views with respect to current events, certain investments and acquisitions and financial performance. Such forward-looking statements are subject to many risks, uncertainties and factors relating to the Company’s operations and business environment, which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. All statements that address future operating, financial or business performance or the Company’s strategies or expectations are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: disruptions in the supply of raw materials and other supplies integral to our products; future significant public health crises and other global health crises and the measures taken in response thereto; a prolonged recession and/or a downturn in global automotive sales; the volatile global economic environment and geopolitical conditions, including conditions affecting the credit market and global inflationary pressures; our reliance on relationships with collaborative partners and other third parties for product development and such parties’ failure to perform; employee strikes and labor-related disruptions involving us or one or more of our customers affecting our operations; fluctuations in interest rates and foreign currency exchange rates; our failure to comply with the numerous laws and regulations to which we are subject; adverse developments affecting one or more of our suppliers; any adverse impact of legal proceedings and disputes in which we are involved; challenges to our historical and future tax positions by taxing authorities; an increase in our tax burden due to ongoing or future tax audits; our failure to attract and retain key salaried employees and management personnel; our failure to complete the Spin-Off as planned or at all; our failure to manage the transition to a standalone public company; our failure to achieve some or all of the benefits expected from the Spin-Off and other risks related to the completion of the Spin-Off. Additional factors are discussed under the captions “Summary—Risk Factors,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect the Company. It should be remembered that the price of the ordinary shares and any income from them can go down as well as up. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except as may be required by law.

THE SPIN-OFF

Background

On January 22, 2025, we announced our intention to pursue a separation of our Electrical Distribution Systems business through a transaction expected to be treated as a tax-free spin-off to Aptiv’s shareholders for both Swiss and U.S. federal income tax purposes.

On    , 2026, the Aptiv Board approved the distribution of all of the issued and outstanding shares of our ordinary shares, on the basis of one of our ordinary shares for every     ordinary shares of Aptiv held as of the close of business on the Record Date of     .

On     the Distribution Date, each Aptiv shareholder will receive one ordinary share of Versigent for every     ordinary shares of Aptiv held at close of business on the Record Date. Following the Spin-Off, we will operate independently from Aptiv. No approval of Aptiv’s shareholders is required in connection with the Spin-Off, and Aptiv’s shareholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Aptiv Board’s waiver, to the extent permitted by law, of a number of conditions. In addition, Aptiv may at any time until the Spin-Off decide to abandon the Spin-Off or modify or change the terms of the Spin-Off. For a more detailed discussion, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Aptiv Board determined upon careful review and consideration that the separation of Versigent from the rest of Aptiv and the establishment of Versigent as a separate, publicly-traded company was in the best interests of Aptiv.

The Aptiv Board periodically reviews Aptiv’s business portfolio and capital allocation options, with the goal of enhancing shareholder value. In reaching the decision to create two independent public companies, the Aptiv Board considered strategic alternatives for Versigent and concluded that the creation of two independent public companies was then advisable and in the best interests of Aptiv. As part of this evaluation, Aptiv considered a number of factors, including the strategic focus and flexibility for Aptiv and Versigent after the Spin-Off, the ability of Versigent to compete and operate efficiently and effectively after the Spin-Off, the financial profiles of Aptiv and Versigent and the potential different investor bases of Versigent and Aptiv.

As a result of this evaluation, the Aptiv Board believes that separating the Versigent business from the remainder of Aptiv is in the best interests of Aptiv for a number of reasons, including:

•

Strategic Focus. The separation will allow each of Versigent and Aptiv to focus on their respective product portfolios and unique opportunities for long-term growth and profitability and to tailor capital and corporate resources to each company’s distinct operating and financial objectives. Specifically, Aptiv will pursue a strategy of further investing in its full sensor-to-cloud technology stack, including industry-leading open-architected ADAS and in-cabin user experience software platforms, and a broad range of interconnects and components that optimize the distribution of signal, power and data for next-generation applications with opportunities to further penetrate a diverse set of end markets. Versigent will pursue a strategy of providing optimized vehicle architecture to enhance the performance and efficiency of vehicles that are increasingly software-defined, electrified and feature-rich.

•

Strategic Flexibility. The separation will provide each company with increased flexibility to pursue independent strategic and financial plans without considering competing priorities of the other businesses. The separation will also provide each company the flexibility to pursue tailored organic and inorganic investments, align employee incentives with their respective operating and financial objectives, and improve operating agility in an increasingly dynamic market environment and evolving customer needs.

•

Capital Allocation. The separation will enable each of Versigent and Aptiv to create independent capital structures that will afford each company direct access to the debt and equity capital markets to fund organic and inorganic growth opportunities and to tailor capital allocation priorities to their respective strategies and business needs.

•

Investor Choice. The separation will allow investors to evaluate the separate investment characteristics of each company, including the merits, performance and future prospects of their respective businesses, and make investment decisions based on these distinct characteristics.

•

Employee Base. The separation will enable each of Versigent and Aptiv to maintain a global employee base committed to developing and delivering world-class products and solutions, with career opportunities and compensation programs more closely aligned with the specific operating and financial objectives of each company.

The anticipated benefits of the Spin-Off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the Spin-Off does not result in such benefits, the costs associated with the Spin-Off could have a material adverse effect on each company individually and in the aggregate.

The Aptiv Board has carefully reviewed the Spin-Off and determined that establishing us as a separate, publicly traded company is in our best interests.

In furtherance of this plan, Aptiv will distribute 100% of our issued and outstanding ordinary shares to holders of Aptiv ordinary shares, subject to certain conditions. The distribution of our ordinary shares is expected to take place on    . On the Distribution Date, each holder of Aptiv ordinary shares will receive one of our ordinary shares for every    ordinary shares of Aptiv held at the close of business on the Record Date, as described below. You will not be required to make any payment, surrender or exchange your ordinary shares of Aptiv or take any other action to receive the ordinary shares of Versigent to which you are entitled on the Distribution Date.

The distribution of our ordinary shares as described in this information statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “Conditions to the Spin-Off” below.

When and How You Will Receive Our Shares

Aptiv will distribute to its shareholders, as a pro rata distribution, one ordinary share of Versigent for every      ordinary shares of Aptiv outstanding as of     , the Record Date of the Spin-Off.

On or prior to the Distribution Date, Aptiv will deliver 100% of the issued and outstanding ordinary shares of Versigent to the Distribution Agent. Computershare will serve as Distribution Agent in connection with the Spin-Off and as transfer agent and registrar for our ordinary shares. On or as soon as practicable following the Distribution Date, the Distribution Agent will electronically deliver the ordinary shares of Versigent to Aptiv shareholders based on the distribution ratio.

If you own Aptiv ordinary shares as of the close of business on the Record Date, and you retain your entitlement to receive ordinary shares of Versigent through the Distribution Date, the ordinary shares of Versigent that you are entitled to receive in the Spin-Off will be issued to your account as follows:

•

Registered shareholders. If you own your ordinary shares of Aptiv directly through Aptiv’s transfer agent, you are a registered shareholder. In this case, the Distribution Agent will credit the whole shares of our ordinary shares you receive in the Spin-Off by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the Spin-Off. You will be able to access information regarding your book-entry account for our ordinary shares on our website at     or by calling     .

•

“Street name” or beneficial shareholders. If you own your ordinary shares of Aptiv beneficially through a bank, broker, or other nominee, the bank, broker, or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker, or other nominee will credit your account with the whole ordinary shares of Versigent that you receive in the Spin-Off on or shortly after the Distribution Date. We encourage you to contact your bank, broker, or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your ordinary shares of Aptiv after the Record Date but on or before the Distribution Date, the buyer of those shares, rather than you, may in some circumstances be entitled to receive the ordinary shares of Versigent to be distributed in respect of the Aptiv shares you sold. See “—Trading Prior to the Distribution Date.”

We are not asking Aptiv shareholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your ordinary shares of Aptiv for ordinary shares of Versigent. The number of outstanding ordinary shares of Aptiv will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will be entitled to receive one ordinary share of Versigent for every      ordinary shares of Aptiv that you hold on the Record Date.

Treatment of Fractional Ordinary Shares

The Distribution Agent will not distribute any fractional ordinary shares of Versigent in connection with the Spin-Off. Instead, the Distribution Agent will aggregate all fractional ordinary shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Aptiv shareholders entitled to receive a fractional ordinary share. The Distribution Agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes, and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). The Distribution Agent will, in its sole discretion, without any influence by Aptiv or us, determine when, how, through which broker-dealer, and at what price to sell the whole shares. The Distribution Agent is not, and any broker-dealer used by the Distribution Agent will not be, an affiliate of either Aptiv or us.

The Distribution Agent will send to each registered holder of Aptiv ordinary shares entitled to a fractional ordinary share a check in the cash amount deliverable in lieu of that holder’s fractional ordinary share as soon as practicable following the Distribution Date. We expect the Distribution Agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional ordinary shares to Aptiv shareholders. If you hold your ordinary shares through a bank, broker, or other nominee, your bank, broker, or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional ordinary share. The cash you receive in lieu of a fractional ordinary share will generally be taxable to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Treatment of Equity Awards

With respect to Aptiv restricted stock units held by Versigent employees, including Versigent employees who are Aptiv named executive officers prior to the Spin-Off, that are outstanding on the Distribution Date and for which the underlying security is Aptiv ordinary shares, each such outstanding Aptiv restricted stock unit (including performance-based restricted stock units (“PRSUs”)) will be equitably adjusted or converted into an award with respect to Versigent ordinary shares. With respect to each other Aptiv restricted stock unit that is outstanding on the Distribution Date and for which the underlying security is Aptiv ordinary shares, each such outstanding Aptiv restricted stock unit (including PRSUs) will also be equitably adjusted or converted, but will continue to relate to Aptiv ordinary shares. In each case, the outstanding Aptiv award will be equitably adjusted or converted in a manner that is intended to preserve the approximate intrinsic value of such Aptiv equity award following the Spin-Off. With respect to each such adjusted or converted award, the number of underlying shares (at target, in the case of the PRSUs) will be determined based on a ratio, applied to the number of Aptiv ordinary shares subject to the original Aptiv award outstanding on the Distribution Date. Performance achievement with respect to PRSUs will also be equitably adjusted in connection with the Spin-Off. To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or conversions contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Aptiv may determine that a different equitable adjustment or grant will apply to avoid any such adverse consequences.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately    ordinary shares outstanding, based on the number of Aptiv ordinary shares outstanding on    , 2026. The actual number of ordinary shares of Versigent that Aptiv will distribute in the Spin-Off will depend on the actual number of ordinary shares of Aptiv outstanding on the Record Date, which will reflect any issuance of new shares, vesting of equity awards, or exercises of outstanding options pursuant to Aptiv’s equity plans, and any repurchase of Aptiv ordinary shares by Aptiv under its share repurchase program, on or prior to the Record Date. Ordinary shares of Aptiv held by Aptiv as treasury shares will not be considered outstanding for purposes of, and will not be entitled to participate in, the Spin-Off. The Spin-Off will not affect the number of outstanding ordinary shares of Aptiv or any rights of Aptiv shareholders. However, following the Spin-Off, the equity value of Aptiv will no longer reflect the value of the Versigent business.

Before our separation from Aptiv, we intend to enter into the Separation and Distribution Agreement and several other agreements with Aptiv related to the Spin-Off. These agreements will govern the relationship between us and Aptiv up to and after completion of the Spin-Off and allocate between us and Aptiv various assets, liabilities, rights and obligations, including employee benefits, environmental, intellectual property, and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Aptiv.”

Listing and Trading of Our Ordinary Shares

As of the date of this information statement, we are a wholly-owned subsidiary of Aptiv. Accordingly, no public market for our ordinary shares currently exists, although a “when-issued” market in our ordinary shares may develop prior to the Spin-Off. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We will apply to list our ordinary shares have been approved for listing on the Exchange under the ticker symbol “VGNT.” Following the Spin-Off, Aptiv ordinary shares will continue to trade on the New York Stock Exchange under the ticker symbol “APTV.”

Although Aptiv believes that our separation from Aptiv offers its shareholders the greatest long-term value, neither we nor Aptiv can assure you as to the trading price of Aptiv ordinary shares or our ordinary shares after the Spin-Off, or as to whether the combined trading prices of our ordinary shares and the Aptiv ordinary shares after the Spin-Off will equal or exceed the trading prices of Aptiv ordinary shares prior to the Spin-Off or what the trading price of Aptiv ordinary shares would have been in absence of the Spin-Off. The trading price of our ordinary shares may fluctuate significantly following the Spin-Off.

The ordinary shares of Versigent distributed to Aptiv shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the

Spin-Off include individuals who control, are controlled by, or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their ordinary shares of Versigent only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder. See “Shares Eligible for Future Sales.”

Trading Prior to the Distribution Date

We expect a “when-issued” market in our ordinary shares to develop prior to the Distribution Date and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own ordinary shares of Aptiv at the close of business on the Record Date, you will be entitled to receive ordinary shares of Versigent in the Spin-Off. You may trade this entitlement to receive ordinary shares of Versigent, without the ordinary shares of Aptiv you own, on the “when-issued” market. We expect “when-issued” trades of our ordinary shares to settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our ordinary shares will end and “regular-way” trading will begin.

We also anticipate that, prior to the Distribution Date and continuing up to and including the Distribution Date, there will be two markets in ordinary shares of Aptiv: a “regular-way” market and an “ex-distribution” market. Ordinary shares of Aptiv that trade on the regular-way market will trade with an entitlement to receive ordinary shares of Versigent in the Spin-Off. Shares that trade on the ex-distribution market will trade without an entitlement to receive ordinary shares of Versigent in the Spin-Off. Therefore, if you sell ordinary shares of Aptiv in the regular-way market up to and including the Distribution Date, you will be selling your right to receive ordinary shares of Versigent in the Spin-Off. However, if you own ordinary shares of Aptiv at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the ordinary shares of Versigent that you would otherwise be entitled to receive in the Spin-Off.

If “when-issued” trading occurs, the listing for our ordinary shares is expected to be under a trading symbol different from our regular-way trading symbol. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Spin-Off will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Aptiv:

•	the Aptiv Board shall have approved the Spin-Off and not withdrawn such approval, and shall have declared the dividend of our ordinary shares to Aptiv shareholders;

•

the Separation and Distribution Agreement, as well as the ancillary agreements contemplated by the Separation and Distribution Agreement to be executed in connection with the Distribution, shall have been executed by each party to those agreements;

•	our ordinary shares shall have been accepted for listing on a national securities exchange approved by Aptiv, subject to official notice of issuance;

•

the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•

Aptiv shall have received the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, which shall remain in full force and effect, regarding the intended tax treatment of the Spin-Off under the Code;

•

Aptiv shall have received the written opinion of a nationally recognized accounting firm, which shall remain in full force and effect, regarding the intended tax treatment of the Spin-Off under the Code;

•	the Reorganization Transactions shall have been completed (other than those steps that are expressly contemplated to occur at or after the Spin-Off);

•

no order, injunction, or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off shall be in effect, and no other event outside the control of Aptiv shall have occurred or failed to occur that prevents the consummation of the Spin-Off;

•

no other events or developments shall have occurred prior to the Spin-Off that, in the judgment of the Aptiv Board, would result in the Spin-Off having a material adverse effect on Aptiv or its shareholders;

•

prior to the Distribution Date, a Notice of Internet Availability for this registration statement or this information statement shall have been mailed to the holders of ordinary shares of Aptiv as of the Record Date; and

•	certain other conditions set forth in the Separation and Distribution Agreement.

Any of the above conditions may be waived by the Aptiv Board to the extent such waiver is permitted by law. If the Aptiv Board waives any condition prior to the effectiveness of the registration statement on Form 10, of which this information statement forms a part, or change the terms of the Spin-Off, and the result of such waiver or change is material to Aptiv shareholders, we will file an amendment to the registration statement on Form 10, of which this information statement forms a part, to revise the disclosure in this information statement accordingly. In the event that Aptiv waives a condition or changes the terms of the Spin-Off after this registration statement on Form 10 becomes effective and such waiver or change is material to Aptiv shareholders, we would communicate such waiver or change to Aptiv’s shareholders by filing a Form 8-K describing the waiver or change.

The fulfillment of the above conditions will not create any obligation on Aptiv’s part to complete the Spin-Off. We are not aware of any material federal, foreign, or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our ordinary shares and the SEC’s declaration of the effectiveness of the registration statement, in connection with the Spin-Off. Aptiv may at any time until the Spin-Off decide to abandon the Spin-Off or modify or change the terms of the Spin-Off.

Reasons for Furnishing This Information Statement

We are furnishing this information statement solely to provide information to Aptiv’s shareholders who will receive ordinary shares of Versigent in the Spin-Off. You should not construe this information statement as an inducement or encouragement to buy, hold, or sell any of our securities or any securities of Aptiv or Versigent. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither we nor Aptiv undertakes any obligation to update the information except in the normal course of our and Aptiv’s public disclosure obligations and practices.

DIVIDEND POLICY

We have not yet determined the extent to which we will pay dividends on our ordinary shares. The payment of any dividends in the future, and the timing and amount thereof, to our shareholders will fall within the sole discretion of our Board and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements and other factors that our Board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

CAPITALIZATION

The following table sets forth Versigent’s capitalization as of December 31, 2025, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in Versigent’s unaudited pro forma financial information. The information below is not necessarily indicative of what Versigent’s capitalization would have been had the Spin-Off and the related transactions been completed as of December 31, 2025. In addition, the information below is not necessarily indicative of Versigent’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Versigent’s combined audited financial statements and the corresponding notes included elsewhere in this information statement.

	As of December 31, 2025
	Actual	Pro Forma
	(in millions)
Cash and cash equivalents(1)	$276	$763

Debt(2):
Short-term debt	$58	$58
Long-term debt	3	499

Total debt	61	557
Equity:
Net parent investment	1,925	1,918
Ordinary shares, par value $0.01 per share	—	—
Additional paid-in capital	—	—
Accumulated other comprehensive loss	(268)	(268)

Total Versigent equity	1,657	1,650
Noncontrolling interest	191	191

Total equity	1,848	1,841

Total capitalization	$1,909	$2,398

(1)	Concurrent with the date of separation, we expect to have $ million in cash and cash equivalents as reflected on Versigent’s pro forma condensed combined balance sheet.
(2)

In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $    million, consisting of a term loan of $500 million and senior unsecured notes in the aggregate amount of $    million. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. Additionally, we will have access to an $850 million senior secured revolving credit facility available to be drawn upon. See “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 and the unaudited pro forma condensed combined balance sheet as of December 31, 2025. These unaudited pro forma condensed combined statements were derived from Versigent’s historical combined financial statements included elsewhere in this information statement. The unaudited pro forma condensed combined balance sheet gives effect to the Spin-Off and related transactions described below as if they had occurred on December 31, 2025, the last balance sheet date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives effect to the Spin-Off and the related transactions described below as if they occurred as of January 1, 2025, the first day of the last fiscal year.

The unaudited pro forma condensed combined financial statements have been prepared to reflect transaction accounting and autonomous entity adjustments to present the financial condition and results of operations as if Versigent was a separate standalone entity and are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma condensed combined financial statements give effect to the following:

•	the transfer from Aptiv to Versigent of the assets and liabilities that comprise Versigent’s business;

•

the incurrence of $    million in principal amount of indebtedness, consisting of a term loan of $500 million and senior unsecured notes in the aggregate amount of $    million, and access to an $850 million senior secured revolving credit facility available to be drawn upon;

•	the expected cash distribution of approximately $ million by Versigent to Aptiv;

•	the expected issuance of approximately million Versigent ordinary shares;

•

the impact of certain agreements to be entered into by Aptiv and Versigent in conjunction with the Spin-Off, as described in the information statement section titled “Certain Relationships and Related Party Transactions”; and

•	other adjustments as described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

In connection with the Spin-Off, Versigent will enter into a Transition Services Agreement with Aptiv, whereby Aptiv will continue to provide Versigent certain services, primarily for information technology-related functions. The charges for such services are generally intended to allow Aptiv to recover all of its direct and indirect costs. See “Certain Relationships and Related Party Transactions—Agreements with Aptiv—Transition Services Agreement.” The costs under the Transition Services Agreement are not expected to have a material impact on pro forma net income for the year ended December 31, 2025 as the historical combined statements of operations already reflect allocations of costs for these services, and the costs for these services under the Transition Services Agreement are not expected to be materially different from the amounts allocated for these services in the historical combined statements of operations for those periods. The expectation that the costs for these services will not have a material impact is based upon the expected terms of the services to be provided under the Transition Services Agreement as of the date of this information statement and are subject to change. However, any changes to the final terms of the Transition Services Agreement are not expected to be material.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial statements are for informational purposes only and do not purport to represent what Versigent’s financial position and results of operations actually would have been had the Spin-Off and the related transactions occurred on the dates indicated, or to project Versigent’s financial performance for any future period. The unaudited pro forma condensed combined financial statements are based on information and assumptions, which are described in the accompanying notes.

The Versigent historical combined financial statements, which were the basis for the unaudited pro forma condensed combined financial statements, were prepared on a carve-out basis, as Versigent did not operate as a separate, independent company for the periods presented. Accordingly, the combined financial statements reflect an allocation of certain corporate costs for corporate administrative services and functions. These services and functions included, but were not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology services and support, cash management, payroll processing, pension and benefit administration and other shared services. These historical allocations may not be indicative of Versigent’s future cost structure.

The unaudited pro forma condensed combined financial statements have been prepared to include transaction accounting adjustments (including the impact of changes to our legal entity structure in anticipation of the Spin-Off) and autonomous entity adjustments to reflect the financial condition and results of operations as if we were a standalone entity. Transaction accounting adjustments have been presented to show the impact and associated cost as a result of the legal separation from Aptiv, including the incurrence of indebtedness. Autonomous entity adjustments have been presented to show the impact of items such as certain agreements we intend to enter into with Aptiv. Actual future costs incurred may differ from these estimates.

The unaudited pro forma condensed combined financial statements reported below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical combined financial statements and the corresponding notes thereto included elsewhere in this information statement. For factors that could cause actual results to differ materially from those presented in the unaudited pro forma condensed combined financial statements, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

VERSIGENT LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

($ and shares in millions, except per share amounts)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments	Pro Forma
Net sales	$8,818	$—		$—	$8,818
Operating expenses:
Cost of sales	7,736	—		—	7,736
Selling, general and administrative	419	—		—	419
Amortization	1	—		—	1
Restructuring	86	—		—	86
Separation costs	42	—		—	42

Total operating expenses	8,284	—		—	8,284

Operating income	534	—		—	534
Interest income (expense), net	3	(32)	(B)	—	(29)
Other expense, net	(10)	(5)	(H)	—	(15)

Income before income taxes and equity income	527	(37)		—	490
Income tax benefit	6	1	(I)	—	7

Income before equity income	533	(36)		—	497
Equity income, net of tax	13	—		—	13

Net income	546	(36)		—	510
Net income attributable to noncontrolling interest	18	—		—	18

Net income attributable to Versigent	$528	$(36)		$—	$492

Net income per share:
Basic						(C)
Diluted						(D)
Weighted average shares outstanding:
Basic						(C)
Diluted						(D)

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

VERSIGENT LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

($ in millions, except per share amounts)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$276	$487	(A)	$—		$763
Accounts receivable, net
Outside customers	1,518	49	(F)	—		1,567
Related parties	49	(49)	(F)	—		—
Inventories	772	—		—		772
Other current assets	158	—		—		158

Total current assets	2,773	487		—		3,260
Long-term assets:
Property, net	901	—		—		901
Operating lease right-of-use assets	168	—		14	(J)	182
Investments in affiliates	143	—		—		143
Intangible assets, net	7	—		—		7
Deferred tax assets	384	2	(G)	—		386
Other long-term assets	109	9	(A)	—		118

Total long-term assets	1,712	11		14		1,737

Total assets	$4,485	$498		$14		$4,997

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt
Outside parties	$58	$—		$—		$58
Related parties	—	—		—		—
Accounts payable
Outside vendors	1,358	173	(F)(G)	—		1,531
Related parties	172	(172)	(F)	—		—
Accrued liabilities	578	8	(G)	3	(J)	589

Total current liabilities	2,166	9		3		2,178
Long-term liabilities:
Long-term debt	3	496	(A)	—		499
Pension benefit obligations	217	—		—		217
Long-term operating lease liabilities	130	—		11	(J)	141
Other long-term liabilities	121	—		—		121

Total long-term liabilities	471	496		11		978

Total liabilities	2,637	505		14		3,156

Net parent equity:
Net parent investment	1,925	(7)	(E)(G)	—		1,918
Ordinary shares, par value $0.01 per share	—	—	(E)	—		—
Additional paid-in capital	—	—	(E)	—		—
Accumulated other comprehensive loss	(268)	—		—		(268)

Total Versigent equity	1,657	(7)		—		1,650
Noncontrolling interest	191	—		—		191

Total shareholders’ equity	1,848	(7)		—		1,841

Total liabilities and shareholders’ equity	$4,485	$498		$14		$4,997

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

For further information regarding the historical combined financial statements of Versigent, refer to the combined financial statements and the corresponding notes thereto included elsewhere in this information statement. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 include adjustments related to the following:

Transaction Accounting Adjustments

(A)

Reflects the incurrence of approximately $    million in debt, consisting of a term loan of $500 million and senior unsecured notes in the aggregate amount of $    million. This includes approximately $4 million in debt issuance costs related to the term loan as well as $    million in discounts and debt issuance costs related to the issuance of senior unsecured notes. In addition, this adjustment reflects approximately $9 million in debt issuance costs recorded in other long-term assets related to the $850 million revolving credit facility; however, the revolving credit facility is not expected to be utilized at the closing of the Spin-Off. The discounts and debt issuance costs will be amortized to interest expense over the terms of the loans. In addition, Versigent expects to make a cash distribution of approximately $    million to Aptiv, with the remaining proceeds of $    million to be held by Versigent in cash and cash equivalents. Versigent’s capital structure remains under review and will be finalized prior to the Spin-Off.

(B)

Reflects interest expense that Versigent expects to incur in connection with the Spin-Off related to the term loan and amortization of deferred debt issuance costs related to the term loan and revolving credit facility. Interest expense for such debt is based on certain financing terms. Interest expense may be higher or lower if Versigent’s actual interest rate or credit ratings change. A 0.125% change to the annual interest rate would change net income by $1 million on an annual basis.

(C)

The number of Versigent ordinary shares used to compute basic earnings per share is based on the number of Versigent ordinary shares assumed to be outstanding on      , based on the number of shares of Aptiv outstanding on      , and assuming a distribution ratio of      Versigent ordinary share(s) for every      Aptiv share(s) outstanding.

(D)

The number of shares used to compute diluted earnings per share is based on the number of Versigent ordinary shares, as described in note C above, plus the additional number of shares that would be issued upon the exercise of all dilutive outstanding options and vesting of outstanding restricted stock awards. The actual dilutive effect on the number of Versigent ordinary shares outstanding following the completion of the Spin-Off will depend on various factors, including employees who may change employment between Aptiv and Versigent and the impact of equity-based compensation arrangements. We cannot estimate dilutive effects at this time.

(E)

On the Distribution Date, Aptiv’s net investment in Versigent will be re-designated as Versigent shareholders’ equity and will be allocated between Versigent ordinary shares and additional paid-in capital based on the number of Versigent ordinary shares outstanding at the Distribution Date. We have assumed the number of our outstanding ordinary shares based on the number of shares of Aptiv outstanding on      , and assuming a distribution ratio of      Versigent ordinary share(s) for every    Aptiv share(s) outstanding.

(F)

Reflects the reclassification of certain transactions historically included in related-party accounts to the appropriate third-party accounts based on the nature of the transaction, as of December 31, 2025.

$ in millions	As of December 31, 2025
Accounts receivable, net – outside customers	$49
Accounts receivable, net – related parties	$(49)
Accounts payable – outside vendors	$172
Accounts payable – related parties	$(172)

(G)

In connection with the completion of the Spin-Off, Aptiv expects to transfer to Versigent certain employees that historically operated within specific corporate functions of Aptiv. This adjustment reflects accounts payable of $1 million, accrued liabilities of $8 million and deferred tax assets of $2 million associated with these employee-related obligations as of December 31, 2025. These liabilities are incremental to the liabilities included in the historical combined balance sheet as they relate to shared liabilities that were not allocated ratably to Versigent or included in whole but for which Versigent records and pays the related expense in the reporting period.

(H)

During the year ended December 31, 2025, certain defined benefit plans that were previously administered by Aptiv and accounted for as multiemployer plans were legally split and attributed to Versigent. This adjustment reflects the incremental non-operating benefit costs of $5 million during the year ended December 31, 2025 prior to when these pension plans transferred to Versigent. The plan assets and obligations related to these plans are included in the historical combined audited balance sheet as of December 31, 2025.

(I)

Reflects the tax effects of the transaction accounting adjustments at the applicable statutory income tax rates in the respective jurisdictions. The effective tax rate of Versigent could be different (either higher or lower) depending on the final legal entity structure and activities in connection with or subsequent to the distribution.

Autonomous Entity Adjustments

(J)

Reflects the impact of lease arrangements with Aptiv for shared facilities that have been entered into or will be entered into in connection with the Spin-Off. These adjustments record the operating lease right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term. The pro forma adjustment related to our leases is reflected in the unaudited pro forma condensed combined balance sheet as of December 31, 2025, as follows:

	As of December 31, 2025
$ in millions	Operating lease right-of-use assets	Current operating lease liabilities	Long-term operating lease liabilities
Operating leases with Aptiv	$14	$3	$11

There is no impact to the pro forma condensed combined statement of operations as the related lease expense is expected to be consistent with allocated facilities charges included in our historical combined statement of operations.

BUSINESS

Overview

Versigent is a global leader in the design, development and manufacture of LV and HV electrical architectures. We are a global supplier of optimized vehicle architecture solutions to a broad customer base primarily comprised of OEMs that manufacture increasingly software-defined, electrified and feature-rich vehicles. Our products provide the signal, power and data distribution that supports increased vehicle content and electrification and enables increased safety, reduced emissions and enhanced vehicle connectivity.

We sell our extensive portfolio of optimized solutions for signal, power and data distribution to leading OEMs of both light vehicles (passenger cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). We believe our ability to support the growing trends of increased electrification of passenger and commercial vehicles, the enablement of enhanced safety features and the consumer-driven demand for more in-vehicle electronics and features will provide continued opportunities for market share expansion and revenue growth.

We also develop, manufacture and sell our solutions to a number of adjacent end markets, including agriculture, construction and grid and infrastructure, and have begun penetrating other industrial end markets, including off-grid power storage and robotics. With a proven portfolio of solutions, we expect to leverage our long-standing customer relationships, technical expertise within power, data and signal distribution, and capabilities built serving the global automotive industry to further penetrate these adjacent markets.

We operate 59 manufacturing facilities and six technical centers globally, utilizing a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries while ensuring supply chain resiliency. We have a global technical presence with approximately 8,000 scientists, engineers and technicians who focus on innovating and developing market-relevant solutions to meet the complex needs of our customers.

We have a diverse and global customer base and are a supplier to nine of the top ten OEMs across the globe. In fiscal year 2025, 43% of our revenue was derived from the Americas, 33% from Asia Pacific, and 24% from Europe, the Middle East and Africa (“EMEA”). Additionally, approximately 10% of our net sales were to commercial vehicle OEMs and adjacent end-market customers.

Versigent operates its business as a single reportable segment, which includes LV and HV architectures. During fiscal year 2025, we generated net sales of $8.8 billion, net income attributable to Versigent of $528 million (6.0% margin) and Adjusted Operating Income of $670 million (7.6% margin). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of “Adjusted Operating Income” and “Adjusted Operating Income Margin,” and a reconciliation of Adjusted Operating Income to net income attributable to Versigent and a reconciliation of Adjusted Operating Income Margin to net income (loss) margin, which we believe is the most directly comparable financial measure calculated in accordance with U.S. GAAP.

Our Competitive Strengths

We believe we distinguish ourselves through the following competitive strengths, which we expect will be further leveraged and enhanced as a standalone company:

•

Established Global Leader in Signal, Power and Data Distribution for the Automotive and Commercial Vehicle Markets: We are a full-service solution provider with unique capabilities from optimized design to manufacturing and delivery, offering an extensive portfolio of electrical architecture solutions to our diverse, global OEM customer base.

•	Low Voltage Solutions: Our portfolio of LV harness systems and cables consists of optimized, customer-specific bundled wires, as well as custom copper and aluminum cables, both of which support the distribution of low voltage signal, power and data throughout the vehicle. Our LV harness systems are generally used in either 12V or 48V systems on electric vehicles (“EVs”), including full hybrid vehicles, plug-in hybrid vehicles (“PHEVs”), mild-hybrid vehicles (“MHEVs”) and battery electric vehicles (“BEVs”), as well as vehicles powered by internal combustion engines (“ICE”), and are further designed for various applications, including lighting, in-cabin sensing, user experience and advanced safety systems.

•

High Voltage Solutions: Our HV harness systems and cables distribute high voltage power throughout the vehicle via bundled wires. HV systems are required in EVs, full hybrid vehicles, PHEVs and BEVs, for power and data distribution from battery packs to inverters and motors. Our portfolio of HV charging cord sets provides reliable cable assemblies for charging station plug-ins for BEVs and PHEVs. Our products support various power (amperage) and cable length requirements, and numerous wiring and connector types that are certified for use globally. Our charging cables provide superior durability and cost-effective designs for on-vehicle charging cord sets, grid-to-vehicle charging and charging infrastructure-to-vehicle.

We expect to continue to leverage our portfolio of advanced technologies and long-standing customer relationships to generate strong revenue growth. Our comprehensive portfolio of LV and HV signal, power and data distribution and charging solutions is expected to further benefit from long-term secular industry megatrends of increasing vehicle electrification and feature and content growth. For instance, BEVs, HEVs and PHEVs have between 1.5 and 2.0 times the wire harness content compared to ICE vehicles.

•

Strong, Long Tenured Relationships with Global Customers Spanning Multiple Regions, Platforms and End-Markets. Our customer base includes over 50 customers in more than 30 countries and includes nine of the top ten OEMs in the world. Our diverse customer and program base also includes OEMs serving attractive adjacent markets which we are well-positioned to further penetrate, such as commercial vehicles, construction and agriculture. New customer business awards generally represent lifetime gross program revenue awards that typically extend over the life of the related vehicle program. From 2022 through December 31, 2025, we generated new gross business awards of approximately $52 billion, based on expected volumes and prices.

•

Best-in-Class Engineering Capabilities that Enable Design Optimization for Customers. We have a team of approximately 8,000 scientists, engineers and technicians, many of whom are located in best cost locations globally. With a 125+ year history as a technology pioneer in electrical architectures and approximately 700 patents and protective rights, we have a strong track record of developing solutions focused on addressing the most challenging industry trends, including weight and mass reduction, cost-optimization and manufacturing automation. These solutions include the use of alternative materials and cable constructions, including light-weight aluminum, alternative insulators like cross linked polyethylene, and flat cables, routing optimization to reduce splices and connect to the nearest Power Distribution Centers / Electronic Control Units (“ECUs”), driving up integration of ECUs, and application of connected smart fuses. Early and close collaboration with our customers, as well as our proprietary tools and systems, enables us to proactively address customer needs, optimize designs and create long-lasting relationships.

•

Global Manufacturing and Supply Chain Capabilities with Low-Cost, Regional Focus. Our global manufacturing footprint enables us to efficiently manufacture in and supply from best cost countries at scale. Our regional teams allow us to stay connected to local market requirements and more closely partner with our customers during all phases of the development process, from design through production, while maintaining focus on increasing efficiency and lowering costs. Increasing manufacturing automation, footprint rotation to best cost countries and other operational initiatives have supported our commitment to continuous improvement, leveraging scale and enhancing efficiency to improve our margins.

•

Lean and Flexible Cost Structure. Our innovative culture and manufacturing expertise provides us with a lean and flexible cost structure, which we believe will generate consistent earnings growth and strong cash flow generation. We continuously leverage our lean enterprise operating system to standardize processes from design to delivery to reduce product lead times and execute flawless product launches. We have continued to optimize our cost structure by rotating our manufacturing footprint to best cost countries in order to further drive margin expansion. On a go-forward basis, we will continue to pursue opportunities to rotate our manufacturing footprint to further reduce our cost structure. Investments in automation capabilities throughout the design and manufacturing process have improved cost, quality and speed for our customers and are expected to further enhance our flexible cost structure by reducing our exposure to labor inflation in the regions we manufacture. We expect to expand operating margins as cost savings related to strategic footprint rotation, automation and other cost improvement initiatives are fully realized.

•

Experienced Leadership Team with Proven Track Record. We have a strong management team with extensive experience within the industry. Through the combination of their long-standing customer relationships, proven track record in operations and deep industry knowledge, our leadership team has positioned us for future revenue growth, margin expansion and strong cash flow.

Business and Growth Strategies

Our strategy is to continue to develop market-relevant technologies that solve our OEM customers’ increasingly complex challenges and leverage our portfolio of signal, power and data solutions, global manufacturing capabilities and lean and flexible cost structure to continue to penetrate the automotive, commercial vehicle and adjacent markets to deliver strong revenue growth, margin expansion, earnings and cash flow growth.

We seek to grow our business through the execution of the following strategies, among others:

•

Expand Leadership in Core Markets. We are focused on providing technologies and solutions that solve our OEM customers’ biggest challenges. Leveraging the breadth and depth of our global scale and engineering capabilities, we have strong positions in LV and HV systems and cables, as well as BEV/PHEV charging cables and cord sets. We are focused on increasing share of wallet within existing vehicle programs and winning new vehicle programs with current OEM customers, further penetrating select OEMs through our strong execution and design leadership and deepening relationships with Japanese OEMs, Korean OEMs, Chinese OEMs and Indian OEMs. We expect our robust and optimized solutions to drive expanded strategic relationships with leading OEMs on their key programs.

•

Leverage Technical Prowess to Drive Innovation and Robust Product Map. We are committed to continuing to invest in products, solutions and capabilities that solve our customers’ biggest challenges. We expect our investment in new technologies to accelerate our diversification and penetration into non-automotive markets. Key focus areas for future innovation include new cable and harness technologies and solutions, and design and assembly automation that enable the continued development of electrified, software-defined vehicles. Our focus on and investments in developing and acquiring new, innovative technologies will support future growth as well as further diversification across customers and end markets.

•

Expand Into New Markets. We believe that we have a compelling value proposition well suited for further expansion in adjacent markets, including commercial vehicles (light, medium and heavy duty), agriculture, construction, grid and infrastructure and robotics. Our experience as a global leader in high volume harnesses and full system architecture design and manufacturing positions us well to accelerate growth in these markets. In addition, we maintain a portfolio of LV and HV durable solutions for application in harsh environments, including the support of electrified industrial solutions. Some of our existing customers operate in these adjacent markets and have already provided us with new business awards that present incremental growth opportunities.

•

Pursue Inorganic Growth Opportunities. We aim to leverage our existing capital and strong cash flow generation to selectively pursue M&A to enhance our competitive position and accelerate growth. We believe there are inorganic opportunities to strengthen our portfolio, expand our product offerings, accelerate growth into adjacent markets, deliver cost efficiencies and increase scale. We recognize that our customers’ needs are evolving, driven by a powertrain mix shift and the increased adoption of ADAS and feature-rich in-cabin experience and digital cockpits, and we will continue to enhance our in-house design and production capabilities, while evaluating opportunities for growth to meet these demands accordingly.

•

Continued Focus on Regional Strategies to Best Serve Our Customers’ Needs. The combination of our global operating capabilities and our portfolio of advanced solutions helps us serve our global customers and meet their local needs. We have presence in all major global regions and have positioned ourselves to be a leading supplier of advanced global solutions that can be further tailored to satisfy our customers’ needs within each region. Our in-region, for-region production and sourcing model allows for deeper collaboration with customers and reduced lead times and logistics costs in our supply chain. We believe our regional positioning further supports greater demand for our products and will support growth.

•

Further Optimize Footprint and Automate Manufacturing to Reduce Costs. We recognize the importance of maintaining a flexible business model to respond to an increasingly dynamic market environment and evolving customer needs. We are improving our cost competitiveness by continuously increasing operational efficiency, maximizing manufacturing output and reducing labor costs by rotating our facilities to best cost countries. We are also targeting labor cost reduction and increased production efficiency by increasing the use of automation in our manufacturing processes, including but not limited to automated cutting, crimping and wire plugging. In addition, proprietary in-house engineering tools and systems enable design and process automation, OEM-oriented customization, improved efficiency and reduced drawing creation time, including the capability to respond efficiently to design changes. Alongside these initiatives, we expect to benefit from demand for digitization, both in automotive and across other end markets.

Our Industry

The automotive and commercial vehicle parts industry provides components, systems, subsystems and modules to OEMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement parts. Overall, we expect long-term growth of global vehicle production in the OEM market. In 2025, global vehicle production (including light and commercial vehicles) increased 4% versus 2024 reflecting increased vehicle production of 10% in China and 1% in South America, our smallest region, partially offset by declines of 2% in North America and 1% in Europe.

Demand for automotive components in the OEM market is generally a function of the number of new vehicles produced in response to consumer demand, which is primarily driven by macro-economic factors such as credit availability, interest rates, fuel prices, consumer confidence, employment and other trends. In the commercial vehicle market, OEM demand for components is also tied to vehicle production and is driven by industrial production, the amount of freight tonnage being transported, and the availability of credit and interest rates, among other factors. Although OEM demand is tied to actual vehicle production, participants in the automotive and commercial vehicle parts industry also have the opportunity to grow through product alignment to favorable macro trends such as fuel economy regulation, electrification, and consumer demand for higher contented and software-defined vehicles, including ADAS and in-cabin experience and the digital cockpit. As a global supplier with advanced technology, engineering, manufacturing and customer support capabilities, we believe that we are well-positioned to benefit from these opportunities.

Increasing Complexity and Digital Transformation

Vehicles are becoming increasingly electrified and software-defined in their design, features and the level of integration of mechanical and electrical components. This is reinforced by growing consumer demand for increased electrification (battery management), vehicle safety (ADAS) and in-cabin sensing and digital cockpits. The China market, in particular, is moving more quickly on new feature innovation and content growth versus western counterparts through shorter vehicle refresh cycles. We believe we are well-positioned to benefit from the trend towards increasing electrification, content and features enabled by the transformation of vehicle architectures, as our proprietary electrical architecture solutions optimize critical signal, power and data flow throughout the vehicle and allow our OEM customers to innovatively improve efficiency, reduce weight and lower costs.

Continued Shift Towards Electrified Platforms, Despite Recent Slowdown in Adoption and Policy Uncertainties in Select Markets

OEMs continue to focus on increasing vehicle performance, while also reducing emissions in order to meet increasingly stringent regulatory requirements in various markets, resulting in forecasted electrified (including hybrids) vehicle penetration of over 50% of vehicle production by 2030. On a worldwide basis, the relevant authorities in the European Union, the United States, China, India, Japan, Brazil, South Korea and Argentina have historically instituted regulations requiring gradual and continual reductions in emissions. In many cases, other governmental authorities have initiated legislation or regulation that would further tighten the standards through 2030 and beyond. Based on the current regulatory environment and despite recent policy uncertainty, we believe that OEMs, including those in the United States, and Europe, are likely to be subject to requirements for greater reductions in carbon dioxide (“CO2”) emissions over the coming years. These standards will likely require meaningful innovation as OEMs and automotive suppliers find ways to improve engine management, electrical power consumption, vehicle weight and integration of alternative powertrains (e.g., electric or hybrid propulsion). As a result, industry leading electrical architecture suppliers such as Versigent are continuing to develop innovations that result in improvements in carbon emissions, and performance from gasoline and diesel internal combustion engines and accommodate the gradual shift toward electric vehicles without loss of performance.

While the pace of EV adoption has slowed recently, particularly in North America, due to various reasons, including higher price points compared to ICE vehicles (due in part to curtailment of government incentives in the United States), consumer sentiment regarding range and charge times and the limited charging infrastructure, we expect that rules and regulations surrounding carbon emissions will be key drivers of the shift toward EVs in the longer term.

Increasing Manufacturing Automation

Suppliers and OEMs are increasingly looking to automate harness production and related installation in the vehicle to reduce exposure to labor shortages and wage inflation and increase quality, speed of manufacturing and assembly and reduce costs. The legacy approach to the design of vehicle architectures did not enable the automation of the harness manufacturing process, due to a lack of alignment across vehicle engineering functions, and the significant availability of low-cost labor across geographic regions. Increased consumer demand for enhanced performance during the full life-cycle of the vehicle, which can most readily be provided by fully-electrified software-defined vehicles, requires a new design approach to vehicle architecture. In addition, the availability of low-cost labor has declined and labor costs have since risen materially, particularly in manufacturing hubs like Mexico and Eastern Europe, which has necessitated an acceleration in manufacturing automation. Both we and our customers view automation as an effective path to improve quality, reduce weight, mass and signal loss, accelerate delivery and offset higher labor costs. Designing electrical architectures for increased automation requires innovative approaches and greater collaboration with OEMs; given our engineering expertise and strong customer relationships, we believe we are well-positioned to drive the transition to higher levels of automation as we have demonstrated through over 35 concept and predevelopment projects with multiple OEMs over the last five years.

Continued Standardization of Sourcing by OEMs

Many OEMs are continuing to develop vehicle platforms intended to increase standardization, reduce per-unit cost and increase capital efficiency and profitability. In addition, geopolitical tensions are also forcing them to regionalize their supply chain. As a result, OEMs prefer suppliers that have the capability to manufacture products on a global basis with manufacturing and design flexibility to adapt to regional variations. Suppliers with global scale and strong design, engineering and manufacturing capabilities are best positioned to benefit from this trend. OEMs are also increasingly looking to their suppliers to simplify vehicle design and assembly processes to reduce costs. Suppliers that can provide fully engineered solutions, such as our Company, are positioned to leverage the trend toward system sourcing from global suppliers.

Products

We have an extensive portfolio of low voltage and high voltage products that are distributed across various powertrains and customer applications, and are aligned to key trends including increased electrification, ADAS, in-cabin experience, the digital cockpit and software-defined vehicles:

Low Voltage Solutions: Our LV harness systems and cables portfolio consists of optimized, customer-specific bundled wires, as well as custom copper and aluminum cables, both of which support the distribution of low voltage signal, power, and data distribution throughout the vehicle. Our LV harness systems are generally used in either 12V or 48V systems, for both ICE and EV vehicles, in various use cases, including lighting, sensors, in-cabin experience and digital cockpits. Our LV cables are often custom designed (including in-house cutting and prepping) for various applications.

High Voltage Solutions: Our HV harness systems portfolio consists of harness systems and cables for conducting high voltage power distribution throughout the vehicle and battery pack via bundled wires. HV systems are required for high-demand components and are designed to support EVs and PHEVs for various use cases, including power and data distribution from battery packs to inverters to motors. Our HV charging cord sets portfolio offers reliable cable assemblies for charging station plug-ins for EVs and PHEVs. Our products support various power (amperage) and cable length requirements, and numerous wiring and connector types, across all global charging standards. Applications include on-vehicle charging cord sets, grid-to-vehicle charging, and charging infrastructure-to-vehicle. Our charging cables provide superior durability and cost-effective designs certified for use globally.

Competition

The automotive technology and components industry remains extremely competitive. Furthermore, the rapidly evolving nature of the markets in which we compete has attracted, and may continue to attract, new entrants, particularly in best cost countries such as China. OEMs rigorously evaluate suppliers on the basis of product quality, price, reliability and timeliness of delivery, product design capability, technical expertise and development capability, new product innovation, financial viability, application of lean principles, operational flexibility, customer service and overall management. In addition, our customers generally require that we demonstrate improved efficiencies, through cost reductions and/or price improvement, on a year-over-year basis.

Our key competitors include but are not limited to:

•	Furukawa Electric Co., Ltd.

•	Lear Corporation

•	Sumitomo Electric Industries, Ltd.

•	Yazaki Corporation

Customers

We sell our products and services to the major global OEMs in every region of the world, with diversification across customers and vehicle programs. Our customer base includes over 50 customers in more than 30 countries and includes nine of the top ten OEMs in the world, and we also serve attractive adjacent markets which we are well-positioned to further penetrate, such as commercial vehicles, construction and agriculture.

Supply Relationships with our Customers

We typically supply products to our OEM customers through purchase orders, which are generally governed by general terms and conditions established by each OEM. Although the terms and conditions vary from customer to customer, they typically contemplate a relationship under which our customers place orders for their requirements of specific components supplied for particular vehicles but are not required to purchase any minimum amount of products from us. These relationships typically extend over the life of the related vehicle. Prices are negotiated with respect to each business award, which may be subject to adjustments under certain circumstances, such as commodity or foreign exchange escalation/de-escalation clauses, significant changes in direct labor costs, for specification/design changes during the life of the program or for cost reductions achieved by us. The terms and conditions typically provide that we are subject to a warranty on the products supplied; in most cases, the duration of such warranty is coterminous with the warranty offered by the OEM to the end-user of the vehicle. We may also be obligated to share in all or a part of recall costs if the OEM recalls its vehicles for defects attributable to our products.

Individual purchase orders are terminable for cause or non-performance and, in most cases, upon our insolvency and certain change of control events. In addition, many of our OEM customers have the option to terminate for convenience on certain programs, which permits our customers to impose pressure on pricing during the life of the vehicle program, and issue purchase contracts for less than the duration of the vehicle program, which potentially reduces our profit margins and increases the risk of our losing future sales under those purchase contracts. We manufacture and ship based on customer release schedules, normally provided on a weekly basis, which can vary due to cyclical automobile production or dealer inventory levels.

Although customer programs typically extend to future periods, and although there is an expectation that we will supply certain levels of OEM production during such future periods, customer agreements do not necessarily constitute firm orders. Firm orders are generally limited to specific and authorized customer purchase order releases placed with our manufacturing and distribution centers for actual production and order fulfillment. Firm orders are typically fulfilled as promptly as possible from the conversion of available raw materials, sub-components and work-in-process inventory for OEM orders and from current on-hand finished goods inventory for aftermarket orders. The dollar amount of such purchase order releases on hand and not processed at any point in time is not believed to be significant based upon the time frame involved.

Materials

We procure our raw materials from a variety of suppliers around the world. Generally, we seek to obtain materials in the region in which our products are manufactured in order to minimize transportation and other costs. One of the most significant raw materials we use to manufacture our products is copper. As of December 31, 2025, we have not experienced any significant shortages of raw materials, however, as a result of our customers’ recent production volatility and cancellations, our balance of productive, raw and component material inventories has increased substantially from customary levels. These changes to the production environment were primarily driven by the global supply chain disruptions that impacted the automotive industry at times during previous years. We continue to actively monitor and manage inventory levels across all inventory types in order to maximize both supply continuity and the efficient use of working capital. Normally we do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedules.

Commodity cost volatility, most notably related to copper and fuel, is a challenge for us and our industry. Recently, the industry has been subjected to increased pricing pressures, specifically in relation to these commodities, which have experienced significant volatility in price. We have also been impacted globally by increased overall inflation as a result of a variety of global trends. We are continually seeking to manage these and other material-related cost pressures using a combination of strategies, including working with our suppliers to mitigate costs, seeking alternative product designs and material specifications, combining our purchase requirements with our customers and/or suppliers, changing suppliers, hedging of certain commodities and other means. In the case of copper, contract clauses have enabled us to pass on a portion of the price increases to our customers and thereby partially offset the impact of increased commodity costs on operating income for the related products. Other than in the case of copper, our overall success in passing commodity cost increases on to our customers has been limited. However, we have negotiated, and will continue to negotiate as necessary, price increases with our customers in response to global inflationary pressures and the aforementioned global supply chain disruptions. We will continue our efforts to pass market-driven commodity cost increases to our customers in an effort to mitigate all or some of the adverse earnings impacts, including by seeking to renegotiate terms as contracts with our customers expire.

Research, Development and Intellectual Property

We maintain technical engineering centers in major regions of the world to develop and provide advanced solutions, processes and manufacturing support for all of our manufacturing sites, and to provide our customers with local engineering capabilities and design development on a global basis. We employ approximately 8,000 scientists, engineers and technicians around the world. Our total research and development expenses, including engineering, net of customer reimbursements, were approximately $274 million, $285 million and $273 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Each year we share some engineering expenses with OEMs and government agencies which generally range from 15% to 20% of engineering expenses. This level of co-investment supports product development, accelerates the pace of innovation and reduces the risk associated with successful commercialization of technological breakthroughs. We also encourage “open innovation” and collaborate extensively with peers in the industry, government agencies and academic institutions.

In the past, suppliers often incurred the initial cost of engineering, designing and developing automotive component parts, and recovered their investments over time by including a cost recovery component in the price of each part based on expected volumes. Recently, we and many other suppliers have negotiated for cost recovery payments independent of volumes. This trend reduces our economic risk.

We believe that our engineering and technical expertise, together with our emphasis on continuing research and development, allows us to use the latest technologies, materials and processes to solve problems for our customers and to bring new, innovative solutions to market. We believe that continued engineering activities are critical to maintaining our pipeline of technologically advanced solutions. Given our strong financial discipline, we seek to effectively manage fixed costs and efficiently rationalize capital spending by critically evaluating the profit potential of new and existing customer programs, including investment in innovation and technology. We maintain our engineering activities around our focused product portfolio and allocate our capital and resources to those products with distinctive technologies.

We maintain a portfolio of approximately 700 patents and protective rights in the operation of our business as of December 31, 2025. While no individual patent or group of patents, taken alone, is considered material to our business, taken in the aggregate, these patents provide meaningful protection for our products and technical innovations. Similarly, while our trademarks are important to identify our position in the industry, we do not believe that any of these are individually material to our business. We are actively pursuing marketing opportunities to commercialize our technology in both automotive and non-automotive industries. These activities foster optimization of intellectual property rights.

Seasonality

In general, our business is moderately seasonal, as our primary North American customers historically reduce production during the month of July and halt operations for approximately one week in December. Our European customers generally reduce production during the months of July and August and for one week in December. Our Chinese customers generally halt operations for one week during the months of February and October. Shut-down periods in the rest of the world generally vary by country. In addition, automotive production is traditionally reduced in the months of July, August and September due to the launch of component production for new vehicle models.

People

As of December 31, 2025, we employed approximately 138,000 people: 9,000 salaried employees and 129,000 hourly employees, of which approximately 38,000 were contingent workers to accommodate fluctuations in customer demand. We are a global company serving every major worldwide market. As of December 31, 2025, our workforce is distributed as follows:

•	43% in the Americas, with our largest presence in Mexico;

•	23% in the EMEA region, with our largest presence in Morocco and Serbia;

•	22% in China; and

•	12% in the Asia Pacific region (excluding China), with our largest presence in India.

Certain of our employees are represented worldwide by numerous unions and works councils, including the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers—Communications Workers of America (“IUE-CWA”), IG Metall and the Confederacion De Trabajadores de Mexico (CTM). We maintain collaborative and constructive labor relationships with our employee representatives in order to foster positive employee relations.

Our Board and/or one of its committees will review our talent strategy and our employee retention, attrition and pay equity. We provide training, coaching and mentoring to our employees at all levels, as well as internal job opportunities including global rotations and stretch assignments to help our employees develop and grow their careers. We recognize that our culture is a central pillar in our business and helps to drive consistent leadership behavior. Accordingly, senior executives and leaders throughout the Company commit time, resources and attention to ensure our culture continues to differentiate us as a great place to work. We also prioritize the health, safety and well-being of all our employees by focusing on prevention, training, auditing and risk mitigation in our manufacturing plants, technical centers and offices.

Properties

As of December 31, 2025, we owned or leased 59 manufacturing sites and six technical centers. A manufacturing site may include multiple plants and may be wholly or partially owned or leased. We also have many smaller manufacturing sites, sales offices, warehouses, engineering centers, joint ventures and other investments strategically located throughout the world. We have a presence in 25 countries. The following table shows the regional distribution of our manufacturing sites:

	Americas	Europe, Middle East and Africa	China	Asia Pacific (excluding China)	Total
Number of Sites	23	15	13	8	59

In addition to these manufacturing sites, we have six technical centers: three in North America; two in EMEA; and one in China.

Of our 59 manufacturing sites and six technical centers, which include facilities owned or leased by our consolidated subsidiaries, 18 are primarily owned and 47 are primarily leased.

We frequently review our real estate portfolio and develop footprint strategies to support our customers’ global plans, while at the same time supporting our technical needs and controlling operating expenses. We believe our evolving portfolio will meet current and anticipated future needs.

Legal Proceedings

We are from time to time subject to various actions, claims, suits, government investigations, and other proceedings incidental to our business, including those arising out of alleged defects, breach of contracts, competition and antitrust matters, product warranties, intellectual property matters, personal injury claims and employment-related and environmental matters. It is our opinion that the outcome of such matters will not have a material adverse impact on our consolidated financial position, results of operations, or cash flows. With respect to warranty matters, although we cannot ensure that the future costs of warranty claims by customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts required to resolve these matters could differ materially from our recorded estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited combined financial statements and the corresponding notes included elsewhere in this information statement. This section contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. See “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this information statement for a discussion of the uncertainties, risks and assumptions associated with these statements.

Introduction

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) is intended to help you understand the business operations and financial condition of Versigent Limited. This discussion should be read in conjunction with the accompanying historical combined financial statements and the notes thereto. This MD&A is presented in the following sections:

•	Executive Overview

•	Results of Operations

•	Non-GAAP Measures

•	Liquidity and Capital Resources

•	Off-Balance Sheet Arrangements

•	Significant Accounting Policies and Critical Accounting Estimates

•	Recently Issued Accounting Pronouncements

•	Market Risk Management

Within this MD&A, “Versigent,” the “Company,” “we,” “us” and “our” refer to Versigent Limited. Versigent Limited will convert into a public limited corporation and will be renamed Versigent PLC prior to the completion of the Spin-Off. “Aptiv” or “Parent” refers to Aptiv PLC.

Spin-Off from Aptiv

On January 22, 2025, Aptiv announced its intention to separate its Electrical Distribution Systems business, which includes its LV and HV electrical architectures operations, from the rest of Aptiv by means of a spin-off (the “separation”). The Spin-Off will create Versigent, a separate, independent, publicly traded company. As part of the separation, Aptiv intends to transfer the assets, liabilities and operations of its Electrical Distribution Systems business on a global basis to Versigent. The Spin-Off is expected to be completed by April 1, 2026, subject to final approval by the Aptiv Board and other customary conditions.

Versigent’s historical combined financial statements have been prepared on a carve-out basis and are derived from Aptiv’s consolidated financial statements and accounting records. Therefore, these financial statements reflect, in conformity with U.S. GAAP, Versigent’s combined financial position, results of operations and cash flows as the business was historically operated as part of Aptiv prior to the Spin-Off. They may not be indicative of Versigent’s future performance and do not necessarily reflect what Versigent’s combined financial position, results of operations and cash flows would have been had Versigent operated as a separate, publicly traded company during the periods presented, particularly because the Company expects that changes will occur in our operating structure and its capitalization as a result of the separation from Aptiv.

Versigent’s combined statements of operations include its direct expenses for cost of goods sold, research and development, sales and marketing, distribution, and administration as well as allocations of certain general, administrative, sales and marketing expenses and cost of sales provided by Aptiv to Versigent and allocations of related assets, liabilities, and Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of the Parent. Related party allocations are further described in Note 3. Related-Party Transactions to the audited combined financial statements. Versigent expects that Aptiv will continue to provide some of the services related to these general and administrative functions on a transitional basis for a fee following the Spin-Off. These services will be received under the Transition Services Agreement, which is described in “Certain Relationships and Related Party Transactions” in this information statement.

We intend to enter into a number of agreements with Aptiv to govern the Spin-Off and our relationship with Aptiv following the Spin-Off, including a Separation and Distribution Agreement, Transition Services Agreement, Intellectual Property Cross License Agreement, Supply Agreements, Tax Matters Agreement and Employee Matters Agreement, as described in “Certain Relationships and Related Party Transactions—Agreements with Aptiv” in this information statement. These agreements will provide for the allocation between Versigent and Aptiv of Aptiv’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Versigent’s separation from Aptiv and will govern certain relationships between Versigent and Aptiv after the Spin-Off.

Executive Overview

Our Business

Versigent is a global leader in the design, development and manufacture of LV and HV electrical architectures. We are a global supplier of optimized vehicle architecture solutions to a broad customer base primarily comprised of OEMs that manufacture increasingly software-defined, electrified and feature-rich vehicles. Our products provide the signal, power and data distribution that supports increased vehicle content and electrification and enables increased safety, reduced emissions, and enhanced vehicle connectivity.

We sell our extensive portfolio of optimized solutions for signal, power and data distribution to leading OEMs of both light vehicles (passenger cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). We believe our ability to support the growing trends of increased electrification of passenger and commercial vehicles, the enablement of enhanced safety features and the consumer-driven demand for more in-vehicle electronics and features will provide continued opportunities for market share expansion and revenue growth.

We also develop, manufacture and sell our solutions to a number of adjacent end markets, including agriculture, construction and grid and infrastructure, and have begun penetrating other industrial end markets, including off-grid power storage and robotics. With a proven portfolio of solutions, we expect to leverage our long-standing customer relationships, technical expertise within power, data and signal distribution, and capabilities built serving the global automotive industry to further penetrate these adjacent markets.

The Company is comprised of operations conducted at legal entities which are directly or indirectly wholly-owned by Aptiv, the ultimate parent of Versigent.

Business Strategy

Our strategy is to continue to develop market-relevant technologies that solve our OEM customers’ increasingly complex challenges and leverage our portfolio of signal, power and data solutions, global manufacturing capabilities, and lean and flexible cost structure to continue to penetrate the automotive, commercial vehicle and adjacent markets to deliver strong revenue growth, margin expansion, earnings and cash flow growth. For information about the strategies through which we seek to grow our business, refer to “Business—Business and Growth Strategies.”

Trends, Uncertainties and Opportunities

Economic conditions. Our business is directly related to automotive sales and automotive vehicle production by our customers. Automotive sales depend on a number of factors, including global and regional economic conditions. Global automotive vehicle production increased 4% from 2024 to 2025, reflecting increased vehicle production of 10% in China and 1% in South America, our smallest region, partially offset by declines of 2% in North America and 1% in Europe. Refer to Note 20. Segment Reporting and Revenue of the notes to the audited combined financial statements contained elsewhere in this information statement for financial information concerning principal geographic areas.

On September 15, 2023, several of our largest customers’ collective bargaining agreements with the IUE-CWA and UAW expired, and UAW subsequently went on strike against GM, Ford and Stellantis in the United States, causing work stoppages at certain of these customers’ vehicle production and parts distribution facilities, which lasted more than six weeks in duration. Versigent’s estimated total indirect and direct adverse impacts of these labor strikes to revenue during 2023 were approximately $120 million. Refer to “Risk Factors” in this information statement for further discussion of the risks related to significant disruptions at our or our customers’ manufacturing facilities.

Economic volatility or weakness in North America, Europe, Asia Pacific or, to a lesser extent, South America, could result in a significant reduction in automotive sales and production by our customers, which would have an adverse effect on our business, results of operations and financial condition. Global inflationary pressures have, at times, both reduced consumer demand for automotive vehicles and increased the price of inputs to our products, which has adversely impacted our sales and profitability, which may continue in 2026. There is also potential that geopolitical factors could adversely impact the United States and other economies, and specifically the automotive sector. In particular, changes to international trade agreements, such as the United States-Mexico-Canada Agreement (the “USMCA”), increases in trade tariffs, import quotas and other trade restrictions or actions, including retaliatory responses to such actions, or other political pressures have affected and could continue to affect our operations and the operations of our OEM customers, resulting in reduced automotive production in certain regions or shifts in the mix of production to higher cost regions. Increases in interest rates could also negatively impact automotive production as a result of increased consumer borrowing costs or reduced credit availability. Additionally, economic weakness may result in shifts in the mix of future automotive sales (from vehicles with more content such as luxury vehicles, trucks and sport utility vehicles toward smaller passenger cars). While our diversified customer and geographic revenue base, along with our flexible cost structure, have well positioned us to withstand the impact of industry downturns and benefit from industry upturns, shifts in the mix of global automotive production to higher cost regions or to vehicles with less content could adversely impact our profitability.

Ukraine/Russia conflict. The conflict between Ukraine and Russia, which began in February 2022, has had, and is expected to continue to have, negative economic impacts to both countries and to the European and global economies. In response to the conflict, the E.U., the United States and other governments implemented broad economic sanctions against Russia. These countries may impose further sanctions and take other actions as the situation continues.

Given the sanctions put in place by the E.U., United States and other governments, which restrict our ability to conduct business in Russia, we initiated a plan in the second quarter of 2022 to exit our 51% owned subsidiary in Russia.

On May 30, 2023, the Company completed the sale of its entire interest in the Russian subsidiary to JSC Samara Cables Company, the sole minority shareholder in the Russian subsidiary, for a nominal amount in exchange for all of the Company’s shares in the subsidiary. The Company did not record any incremental gain or loss resulting from this disposition. Refer to Note 18. Divestitures to the audited combined financial statements contained elsewhere in this information statement for further detail on this transaction.

Ukraine and Russia are significant global producers of raw materials used in our supply chain, including copper, aluminum, palladium and neon gases. Disruptions in the supply and volatility in the price of these materials and other inputs produced by Ukraine or Russia, including increased logistics costs and longer transit times, could adversely impact our business and results of operations. The conflict has also increased the possibility of cyberattacks occurring, which could either directly or indirectly impact our operations. Furthermore, the conflict has caused our customers to analyze their continued presence in the region and future customer production plans in the region remain uncertain.

We do not have a material physical presence in Ukraine, with less than 1% of our workforce located in the country as of December 31, 2025 and less than 1% of our net sales for the year ended December 31, 2025 generated from manufacturing facilities in Ukraine. However, the impacts of the conflict have adversely impacted, and may continue to adversely impact, global economies, and in particular, the European economy, a region which accounted for approximately 24% of our net sales for the year ended December 31, 2025. As a result of the conflict, the Company ceased using certain long-lived assets in Ukraine and consequently recorded non-cash impairment charges of $11 million during the year ended December 31, 2023. These charges were recorded within cost of sales in the combined statements of operations.

We continue to monitor the situation and will seek to minimize its impact to our business, while prioritizing the safety and well-being of our employees located in Ukraine and our compliance with applicable laws and regulations in the locations where we operate. Any of the impacts mentioned above, among others, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Global supply chain disruptions. Global supply chain disruptions have in the past and could in the future lead to interruptions in our production, which could impact our ability to fully meet the vehicle production demands of OEMs at times due to events which are outside our control. For example, as a result of the rapidly evolving trade policies and tariff actions, the uncertainty in the automotive industry has increased, which could adversely affect our business and financial results. We will continue to actively monitor our global supply chain and will seek to aggressively mitigate and minimize the impact of any future disruptions on our business.

In addition, we are carrying critical inventory items and key components, and we continue to procure productive, raw material and non-critical inventory components in order to satisfy our customers’ vehicle production schedules. As of December 31, 2025 and 2024, we have not experienced any significant shortages of raw materials, however, as a result of our customers’ recent production volatility and cancellations, our balance of productive, raw and component material inventories has increased substantially from customary levels. These changes to the production environment were primarily driven by the global supply chain disruptions that impacted the automotive industry at times during previous years. We continue to actively monitor and manage inventory levels across all inventory types in order to maximize both supply continuity and the efficient use of working capital. Normally we do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedules.

Key growth markets. We believe our strong global presence has positioned us to generate strong growth rates over the long-term. We continue to expand our established presence in key growth markets, positioning us to benefit from the expected long-term growth opportunities in these regions. We are capitalizing on our long-standing relationships with the global OEMs and further enhancing our positions with the key growth market OEMs to continue expanding our worldwide leadership. We continue to build upon our extensive geographic reach to capitalize on fast-growing automotive markets. We believe that our presence in best cost countries positions us to realize incremental margin improvements as the global balance of automotive production shifts towards the key growth markets.

We have a strong local presence in China, including a major manufacturing base and well-established customer relationships. There have been periods of increased market volatility and moderations in the level of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. Automotive production in China experienced growth of 10% in 2025, which follows growth of 4% in 2024. Despite the market volatility and moderation in the level of economic growth in China, rising income levels in China and other key growth markets are expected to result in stronger growth rates in these markets over the long-term.

Our business in China remains sensitive to economic and market conditions that impact automotive sales volumes in China, and may be affected if the pace of growth slows as the Chinese market matures or if there are reductions in vehicle demand in China. Our business in China may also be impacted by the expanding market share of domestic Chinese OEMs in the China market, which has led to declines in revenue and market share of non-Chinese OEMs, resulting in certain traditional OEMs taking steps to reduce or restructure their operations in China. However, we continue to believe this market will benefit from long-term demand for new vehicles and stringent governmental regulation driving increased vehicle content, including accelerated demand for electrified vehicles.

Market driven products. Our extensive portfolio of advanced technologies and optimized solutions for signal, power and data distribution satisfy the OEM’s needs to meet increasingly stringent government regulations and meet consumer preferences for increased vehicle content and technology. Our comprehensive portfolio of LV and HV signal, power and data distribution and charging solutions is expected to further benefit from long-term secular industry megatrends of increasing vehicle electrification and feature and content growth. We are committed to continuing to invest in products, solutions and capabilities that solve our customers’ biggest challenges. We expect our investment in new technologies to accelerate our diversification and penetration into non-automotive markets. Key focus areas for future innovation include new cable and harness technologies and solutions, and design and assembly automation that enable the continued development of electrified, software-defined vehicles. Our focus on and investments in developing and acquiring new, innovative technologies will support future growth as well as further diversification across customers and end markets. While we have identified high voltage electrification systems as a key product market, certain of our OEM customers have recently announced delays in their electric vehicle investment strategies amidst reduced expectations for future consumer demand for these products, particularly in North America.

Global capabilities and risks. Many OEMs are continuing to develop vehicle platforms intended to increase standardization, reduce per-unit cost and increase capital efficiency and profitability. In addition, geopolitical tensions are also causing them to regionalize their supply chain. As a result, OEMs prefer suppliers that have the capability to manufacture products on a global basis with manufacturing and design flexibility to adapt to regional variations. Suppliers with global scale and strong design, engineering and manufacturing capabilities, are best positioned to benefit from this trend. Our global manufacturing footprint enables us to efficiently manufacture in and supply from best cost countries at scale. Our regional teams allow us to stay connected to local market requirements and more closely partner with our customers during all phases of the development process, from design through production, while maintaining focus on increasing efficiency and lowering costs. Increasing manufacturing automation, footprint rotation to best cost countries, and other operational initiatives have supported our commitment to continuous improvement, leveraging scale and enhancing efficiency to improve our margins.

Our operations are subject to certain risks inherent in doing business globally, including military conflicts in regions in which we operate, changes in laws or regulations governing labor, trade, or other monetary or tax fiscal policy changes, including the Organisation for Economic Co-operation and Development (“OECD”) Pillar Two Framework (the “Framework”), tariffs, quotas, customs and other import or export restrictions or trade barriers.

Existing free trade laws and regulations, such as the USMCA, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of trade, and in particular increased trade restrictions, tariffs, taxes or non-tariff barriers on imports from countries where we manufacture products, such as

China and Mexico, could have a material adverse effect on our business and financial results. For example, on April 2, 2025, the United States government announced tariffs of at least 10% across imported goods from all countries, with rates even higher for goods from certain countries with a high trade deficit with the United States. Subsequent to this announcement, a number of other countries announced tariffs on U.S. goods and/or have negotiated or continue to negotiate trade agreements with the United States.

While the impacts to the Company resulting from these incremental tariffs were not significant during the year ended December 31, 2025, the future impact of any announced tariffs is subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available, and may be material to the Company. In addition, we are continuing to work with our customers and suppliers to mitigate the impact of these incremental tariffs on our results of operations. Despite recent trade negotiations and the potential for trade agreements between the United States and the Mexican, Canadian and Chinese governments, given the uncertainty regarding the scope and duration of any new tariffs and any associated retaliatory measures, as well as the potential for additional tariffs or trade barriers by the United States, Mexico, Canada, China or other countries, we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. Management continues to monitor the volatile geopolitical environment to identify, quantify and assess proposed or threatened duties, taxes or other business restrictions which could adversely affect our business and financial results.

In addition, the government of Mexico implemented country-wide statutory minimum wage increases of approximately 13% (5% in Northern Border Zone), 12% and 20%, effective January 1, 2026, 2025 and 2024, respectively. The government of Mexico has indicated it may implement other labor reforms, such as an initiative to shorten the work week from 48 to 40 hours, as early as January 1, 2027, through a gradual reduction of two hours per year. Labor costs have increased significantly in Mexico as a result of this and other labor reform initiatives, necessitating a strategic review of more cost-competitive jurisdictions and a greater acceleration in manufacturing automation. While management has implemented measures to mitigate the impact of these labor reforms on our cost structure, we cannot predict the ultimate future impact on our business.

The outbreak of armed conflicts in the Middle East beginning in October 2023 has also created numerous uncertainties, including the risk that the conflicts spread throughout the broader region, and their impact on the global economy and supply chains. In addition, as described above, the conflict between Ukraine and Russia has also created numerous economic uncertainties, including the potential for further sanctions against Russia, the impact on the global supply chain for raw materials produced in each country, as well as increased logistics costs and transit times, and the actions of automotive OEMs and suppliers as they relate to production plans in each country and within the region. We are also subject to risks associated with actions taken by governmental authorities to impose changes in laws or regulations that restrict certain business operations, trade or travel in response to a pandemic or widespread outbreak of an illness. The impacts of any of these factors mentioned above, among others, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Product development. The automotive technology and components industry is highly competitive and is characterized by rapidly changing technology, evolving industry standards and changes in customer needs. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely and cost competitive basis will be a significant factor in our ability to remain competitive and to maintain or increase our revenue. To compete effectively in the automotive technology and components industry, we must be able to develop and launch new products to meet our customers’ demands in a timely manner. With our innovative technologies and robust global engineering and development capabilities we are well positioned to meet the increasingly stringent vehicle manufacturer demands and consumer preferences for high-technology content in automobiles.

OEMs are increasingly looking to their suppliers to simplify vehicle design and assembly processes to reduce costs. As a result, OEMs prefer suppliers that have the capability to manufacture products on a global basis with manufacturing automation and design flexibility to adapt to regional variations. Designing electrical architectures for increased automation requires innovative approaches and greater collaboration with OEMs; given our engineering expertise and strong customer relationships, we believe we are well positioned to drive the transition to higher levels of automation. Suppliers that can provide fully engineered solutions, such as our Company, are positioned to leverage the trend toward system sourcing from global suppliers.

Engineering, design and development. Our history and culture of innovation have enabled us to develop significant intellectual property and design and development expertise to provide advanced technology solutions that meet the demands of our customers. We have a team of approximately 8,000 scientists, engineers and technicians focused on innovating and developing leading product solutions for our key markets, located at six technical centers in China, Germany, Mexico, Poland and the United States. Our total investment in research and development, including engineering, was approximately $332 million, $336 million and $324 million for the years ended December 31, 2025, 2024 and 2023, respectively, which includes approximately $58 million, $51 million and $51 million of co-investment by customers and government agencies. Each year we share some engineering expenses with OEMs and government agencies which generally range from 15% to 20% of engineering expenses. This level of co-investment supports product development, accelerates the pace of innovation and reduces the risk associated with successful commercialization of technological breakthroughs. We also encourage “open innovation” and collaborate extensively with peers in the industry, government agencies and academic institutions.

In the past, suppliers often incurred the initial cost of engineering, designing and developing automotive component parts, and recovered their investments over time by including a cost recovery component in the price of each part based on expected volumes. Recently, we and many other suppliers have negotiated for cost recovery payments independent of volumes. This trend reduces our economic risk.

We believe that our engineering and technical expertise, together with our emphasis on continuing research and development, allows us to use the latest technologies, materials and processes to solve problems for our customers and to bring new, innovative solutions to market. We believe that continued engineering activities are critical to maintaining our pipeline of technologically advanced solutions. Given our strong financial discipline, we seek to effectively manage fixed costs and efficiently rationalize capital spending by critically evaluating the profit potential of new and existing customer programs, including investment in innovation and technology. We maintain our engineering activities around our focused product portfolio and allocate our capital and resources to those products with distinctive technologies. We expect expenditures for research and development activities, including engineering, net of co-investment, to be approximately $303 million for the year ended December 31, 2026.

We maintain a portfolio of approximately 700 patents and protective rights in the operation of our business as of December 31, 2025. While no individual patent or group of patents, taken alone, is considered material to our business, taken in the aggregate, these patents provide meaningful protection for our products and technical innovations. Similarly, while our trademarks are important to identify our position in the industry, we do not believe that any of these are individually material to our business.

Pricing. Cost-cutting initiatives adopted by our customers result in increased downward pressure on pricing. Our customer supply agreements generally require step-downs in component pricing over the periods of production and OEMs have historically possessed significant leverage over their outside suppliers because the automotive component supply industry is fragmented and serves a limited number of automotive OEMs. Our profitability depends in part on our ability to generate sufficient production cost savings in the future to offset price reductions. In addition, during recent years, global economies and our industry were subjected to significant inflationary cost pressures, and these pressures may continue in 2026. We also continue to face additional potential impacts from the rapidly evolving trade policies and tariff actions. We continue to work with our customers, both through price recoveries and adjustments as well as future pricing adjustments as contracts renew, to mitigate the impact of these inflationary pressures on our results of operations.

We are focused on maintaining a low fixed cost structure that provides us flexibility to remain profitable at all points of the traditional vehicle industry production cycle. As a result, substantially all of our hourly workforce is located in best cost countries. Furthermore, we have considerable operational flexibility by leveraging a large workforce of contingent workers, which represented approximately 33% of the hourly workforce as of December 31, 2025. However, we will continue to adjust our cost structure and optimize our manufacturing footprint in response to changes in the global and regional automotive markets and in order to increase investment in advanced technologies and engineering, as evidenced by our ongoing restructuring programs focused on reducing our global overhead costs, the continued rotation of our manufacturing footprint to best cost locations in Europe and aligning our manufacturing capacity with the current levels of automotive production in each region. As we continue to operate in a cyclical industry that is impacted by movements in the global and regional economies, we continually evaluate opportunities to further refine our cost structure.

OEM product recalls. The number of vehicles recalled globally by OEMs has increased above historical levels. These recalls can either be initiated by the OEMs or influenced by regulatory agencies. Although there are differing rules and regulations across countries governing recalls for safety issues, as automotive components are increasingly standardized across regions, the level of recalls outside of the United States may also increase. Given the sensitivity to safety issues in the automotive industry, including increased focus from regulators and consumers, we anticipate the number of automotive recalls may remain above historical levels in the near future. Although we engage in extensive product quality programs and processes, it is possible that we may be adversely affected in the future if the pace of these recalls continues.

Efficient use of capital. The global vehicle components industry is generally capital intensive and a portion of a supplier’s capital equipment is frequently utilized for specific customer programs. Lead times for procurement of capital equipment are long and typically exceed start of production by one to two years. Substantial advantages exist for suppliers that can leverage their prior investments in capital equipment or amortize the investment over higher volume global customer programs.

Industry consolidation and disruptive new entrants. Consolidation among worldwide OEMs and suppliers is expected to continue as these companies seek to achieve operating synergies and value stream efficiencies, acquire complementary technologies and build stronger customer relationships. Additionally, the rise of advanced software and technologies in vehicles has attracted new and disruptive entrants from outside the traditional automotive supply industry. These entrants may seek to gain access to certain vehicle component markets. Any of these new competitors may develop and introduce components that gain greater customer or consumer acceptance, which could adversely affect the future growth of the Company. We believe companies with strong balance sheets and financial discipline are in the best position to take advantage of these trends.

Results of Operations

The following discussion of the Company’s results of operations should be read in connection with “Forward-Looking Statements” and “Risk Factors” in this information statement. These items provide additional relevant information regarding the business of the Company, its strategy and various industry conditions which have a direct and significant impact on the Company’s results of operations, as well as the risks associated with the Company’s business.

Versigent typically experiences fluctuations in revenue due to changes in OEM production schedules, vehicle sales mix and the net of new and lost business (which we refer to collectively as volume), increased prices attributable to escalation clauses in our supply contracts for recovery of increased commodity costs (which we refer to as commodity pass-through), fluctuations in foreign currency exchange rates (which we refer to as “FX”), contractual reductions of the sales price to the OEM (which we refer to as contractual price reductions) and engineering changes. Changes in sales mix can have either favorable or unfavorable impacts on revenue. Such changes can be the result of shifts in regional growth, shifts in OEM sales demand, as well as shifts in consumer demand related to vehicle segment purchases and content penetration. For instance, a shift in sales demand favoring a particular OEMs’ vehicle model for which we do not have a supply contract may negatively impact our revenue. A shift in regional sales demand toward certain markets could favorably impact the sales of those of our customers that have a large market share in those regions, which in turn would be expected to have a favorable impact on our revenue.

We typically experience (as described below) fluctuations in operating income due to:

•	Volume, net of contractual price reductions—changes in volume offset by contractual price reductions (which typically range from 1% to 3% of net sales) and changes in mix;

•	Operational performance—changes to costs for materials and commodities or manufacturing and engineering variances; and

•	Other—including restructuring costs and any remaining variances not included in Volume, net of contractual price reductions or Operational performance.

The automotive technology and component supply industry is traditionally subject to inflationary pressures with respect to raw materials and labor which may place operational and profitability burdens on the entire supply chain. For instance, the industry has recently been subjected to increased pricing pressures, specifically in relation to copper, which has experienced significant volatility in price. We have also been impacted globally by increased overall inflation as a result of a variety of global trends. Due to various factors, the industry has recently been impacted by increased operating and logistics challenges from certain global supply chain disruptions. For example, the rapidly evolving trade policies and tariff actions could result in increased pricing pressures on our global supply chain, which could adversely affect our business and financial results. We expect commodity cost volatility to have a continual impact on future earnings and/or operating cash flows. As such, management continues to seek to mitigate both inflationary pressures and our material-related cost exposures using a number of approaches, including combining purchase requirements with our customers and/or suppliers, using alternate suppliers or product designs, and negotiating cost reductions and/or commodity cost contract escalation clauses into our vehicle manufacturer supply contracts. We have also negotiated, and will continue to negotiate as necessary, price increases with our customers in response to the aforementioned increased overall inflation and global supply chain disruptions.

Results of Operations for the Year Ended December 31, 2025 versus December 31, 2024

Combined Results of Operations

The results of operations for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,
	2025		2024		Favorable/ (unfavorable)
	(dollars in millions)
Net sales	$8,818		$8,309		$509
Cost of sales	7,736		7,338		(398)

Gross margin	1,082	12.3%	971	11.7%	111
Selling, general and administrative	419		411		(8)
Amortization	1		2		1
Restructuring	86		101		15
Separation costs	42		—		(42)

Operating income	534		457		77
Interest income	3		4		(1)
Other expense, net	(10)		(10)		—

Income before income taxes and equity income	527		451		76
Income tax benefit (expense)	6		(39)		45

Income before equity income	533		412		121
Equity income, net of tax	13		22		(9)

Net income	546		434		112
Net income attributable to noncontrolling interest	18		26		(8)

Net income attributable to Versigent	$528		$408		$120

Total Net Sales

Below is a summary of our total net sales for the years ended December 31, 2025 versus 2024.

	Year Ended December 31,			Variance Due To:
	2025	2024	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Commodity pass- through	Other	Total
	(in millions)			(in millions)
Total net sales	$8,818	$8,309	$509	$372	$52	$85	$—	$509

Total net sales for the year ended December 31, 2025 increased 6% compared to the year ended December 31, 2024. Our volumes increased 5% for the period, which primarily reflects volume growth in North America and Asia, compared to increased global automotive production of 4%. Volume growth was partially offset by the impacts of unfavorable pricing of $26 million. In addition, our net sales reflect net favorable foreign currency impacts, primarily related to the Euro, partially offset by the Indian Rupee.

Cost of Sales

Cost of sales is primarily comprised of material, labor, manufacturing overhead, freight, fluctuations in foreign currency exchange rates, product engineering, design and development expenses, depreciation, warranty costs and other operating expenses. Gross margin is revenue less cost of sales and gross margin percentage is gross margin as a percentage of net sales.

Cost of sales increased $398 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, as summarized below. The Company’s material cost of sales was approximately 55% of net sales for both the years ended December 31, 2025 and 2024.

	Year Ended December 31,			Variance Due To:
	2025	2024	Favorable/ (unfavorable)	Volume (a)	FX	Operational performance	Other	Total
	(dollars in millions)			(in millions)
Cost of sales	$7,736	$7,338	$(398)	$(391)	$(85)	$180	$(102)	$(398)
Gross margin	$1,082	$971	$111	$(19)	$(33)	$180	$(17)	$111
Percentage of net sales	12.3%	11.7%
(a)	Presented net of contractual price reductions for gross margin variance.

The increase in cost of sales reflects the impacts of increased volumes and currency exchange, partially offset by improved operational performance. Cost of sales was also impacted by the following items in Other above:

•	$85 million of increased commodity pass-through costs.

Selling, General and Administrative Expense

	Year Ended December 31,
	2025	2024	Favorable/ (unfavorable)
	(dollars in millions)
Selling, general and administrative expense	$419	$411	$(8)
Percentage of net sales	4.8%	4.9%

Selling, general and administrative expense (“SG&A”) primarily includes administrative expenses, information technology costs and incentive compensation related costs. SG&A remained consistent as a percentage of net sales for the year ended December 31, 2025 as compared to 2024.

Amortization

	Year Ended December 31,
	2025	2024	Favorable/ (unfavorable)
	(in millions)
Amortization	$1	$2	$1

Amortization expense reflects the non-cash charge related to definite-lived intangible assets. Amortization during the years ended December 31, 2025 and 2024 reflects the continued amortization of our intangible assets.

In 2026, we expect to incur non-cash amortization charges of approximately $2 million.

Restructuring

	Year Ended December 31,
	2025	2024	Favorable/ (unfavorable)
	(dollars in millions)
Restructuring	$86	$101	$15
Percentage of net sales	1.0%	1.2%

As part of the Company’s continued efforts to optimize its cost structure, it has undertaken several restructuring programs which include workforce reductions as well as plant closures. These programs are primarily focused on reducing global overhead costs, the continued rotation of our manufacturing footprint to best cost locations in Europe and aligning our manufacturing capacity with the current levels of automotive production in each region. During the year ended December 31, 2025, the Company recorded employee-related and other restructuring charges related to these programs totaling approximately $86 million, which included the recognition of approximately $37 million for programs to downsize and close European manufacturing sites. We expect to make cash payments of approximately $45 million in 2026 pursuant to currently implemented restructuring programs.

The Company recorded employee-related and other restructuring charges totaling approximately $101 million during the year ended December 31, 2024, of which $12 million was recognized for a program initiated in the fourth quarter of 2024 and $12 million was recognized for a program initiated in the fourth quarter of 2023, with both programs focused on global salaried workforce optimization, primarily in the North American and European regions.

We expect to continue to incur additional restructuring expense in 2026 and beyond, primarily related to programs focused on reducing global overhead costs, the continued rotation of our manufacturing footprint to best cost locations in Europe and aligning manufacturing capacity with the levels of automotive production, which includes approximately $40 million, inclusive of $38 million related to programs to downsize and close European manufacturing sites, pursuant to approved programs within the next twelve months. Additionally, as we continue to operate in a cyclical industry that is impacted by movements in the global and regional economies, we continually evaluate opportunities to further adjust our cost structure and optimize our manufacturing footprint. The Company plans to implement additional restructuring activities in the future, if necessary, in order to align manufacturing capacity and other costs with prevailing regional automotive production levels and locations, to improve the efficiency and utilization of other locations and in order to increase investment in advanced technologies and engineering. Such future restructuring actions are dependent on market conditions, customer actions and other factors.

Refer to Note 11. Restructuring to the audited combined financial statements included elsewhere in this information statement for additional information.

Separation costs

	Year Ended December 31,
	2025	2024	Favorable/ (unfavorable)
	(in millions)
Separation costs	$42	$—	$(42)

During the year ended December 31, 2025, the Company incurred costs of $42 million related to the separation, primarily for third party professional fees associated with planning the separation. The Company expects to continue to incur additional expenses related to the separation during 2026.

Other Expense, Net

	Year Ended December 31,
	2025	2024	Favorable/ (unfavorable)
	(in millions)
Other expense, net	$10	$10	$—

Other expense, net for the years ended December 31, 2025 and 2024 primarily includes $11 million and $9 million, respectively, related to the components of net periodic pension and postretirement benefit cost other than service costs, as further described in Note 13. Pension Benefits to the audited combined financial statements included elsewhere in this information statement.

Refer to Note 17. Other Expense, Net to the audited combined financial statements included elsewhere in this information statement for additional information.

Income Taxes

	Year Ended December 31,
	2025	2024	Favorable/ (unfavorable)
	(in millions)
Income tax (benefit) expense	$(6)	$39	$45

The Company’s tax rate is affected by the fact that its parent entity is a Swiss resident taxpayer, and was an Irish resident taxpayer prior to the Parent’s December 2024 reorganization transaction, as further described in Note 1. Business and Basis of Presentation to the audited combined financial statements included elsewhere in this information statement, the tax rates in Switzerland, Ireland and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance. The Company’s effective tax rate is also impacted by the receipt of certain tax incentives and holidays that reduce the effective tax rate for certain subsidiaries below the statutory rate.

The Company’s effective tax rate was (1)% and 9% for the years ended December 31, 2025 and 2024, respectively. The effective tax rate for the year ended December 31, 2025 includes a net discrete tax benefit primarily associated with changes in valuation allowances. The effective tax rate for the year ended December 31, 2024 includes discrete tax benefits primarily associated with changes in valuation allowances and intercompany reorganizations.

On December 15, 2022, the European Union (the “E.U.”) Member States formally adopted the Pillar Two Framework (the “Framework”), which generally provides for a minimum effective tax rate of 15%, as established by the Organisation for Economic Co-operation and Development (the “OECD”). Many countries have enacted legislation consistent with the Framework effective at the beginning of 2024. The OECD continues to release additional guidance on these rules. The Company has proactively responded to these tax policy changes, as described below, and will continue to closely monitor developments. Our effective tax rate for the year ended December 31, 2025 includes an unfavorable impact from the enacted Framework.

On January 15, 2025, the OECD released Administrative Guidance (the “Guidance”) on Article 9.1 of the Global Anti-Base Erosion Model Rules (the “Model Rules”) which amends the Framework. Jurisdictions that have adopted the Framework may implement and administer their domestic laws consistent with the Model Rules and Guidance. The Guidance eliminates the tax basis in certain deferred tax assets including tax credit carryforwards for purposes of the global minimum tax established under the Framework. While the Guidance is applicable to the tax incentive granted to the Company’s Swiss subsidiary in 2023, a full valuation allowance against this attribute has been maintained since 2023. Therefore, the Guidance did not result in a change during the year ended December 31, 2025. No other deferred tax assets are impacted by the Guidance.

On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted into law. The OBBBA includes changes to U.S. tax law that were applicable to Versigent beginning in 2025, with additional provisions applying in subsequent years. Included in these changes are favorable adjustments to deductions for interest, qualified property, and research and development expenditures, as well as reforms to the international tax framework. The OBBBA will not have a material impact on the Company’s combined financial statements.

On December 18, 2025, the Swiss Council of States passed a motion preventing the retroactive application of the OECD’s 2025 Guidance on the Model Rules. While this development has no immediate impact on Versigent’s tax position, we will continue to monitor potential implications for the recoverability of our Swiss deferred tax assets associated with our Swiss tax incentive.

The Company has proactively responded to these tax policy changes, as described above, and will continue to closely monitor developments.

Refer to Note 15. Income Taxes to the audited combined financial statements included elsewhere in this information statement for additional information.

Equity Income

	Year Ended December 31,
	2025	2024	Favorable/ (unfavorable)
	(in millions)
Equity income, net of tax	$13	$22	$(9)

Equity income, net of tax reflects the Company’s interest in the results of ongoing operations of entities accounted for as equity method investments. Refer to Note 6. Investments in Affiliates to the audited combined financial statements included elsewhere in this information statement for additional information.

Results of Operations for the Year Ended December 31, 2024 versus December 31, 2023

Combined Results of Operations

The results of operations for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024		2023		Favorable/ (unfavorable)
	(dollars in millions)
Net sales	$8,309		$8,832		$(523)
Cost of sales	7,338		7,797		459

Gross margin	971	11.7%	1,035	11.7%	(64)
Selling, general and administrative	411		388		(23)
Amortization	2		12		10
Restructuring	101		48		(53)

Operating income	457		587		(130)
Interest income	4		4		—
Other expense, net	(10)		(8)		(2)

Income before income taxes and equity income	451		583		(132)
Income tax expense	(39)		(144)		105

Income before equity income	412		439		(27)
Equity income, net of tax	22		13		9

Net income	434		452		(18)
Net income attributable to noncontrolling interest	26		29		(3)

Net income attributable to Versigent	$408		$423		$(15)

Total Net Sales

Below is a summary of our total net sales for the years ended December 31, 2024 versus 2023.

	Year Ended December 31,			Variance Due To:
	2024	2023	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Commodity pass- through	Other	Total
	(in millions)			(in millions)
Total net sales	$8,309	$8,832	$(523)	$(554)	$(41)	$72	$—	$(523)

Total net sales for the year ended December 31, 2024 decreased 6% compared to the year ended December 31, 2023. Our volumes decreased 8% for the period, which primarily reflects volume declines in Europe and North America, as well as decreased global automotive production of 1%. The declines in volumes were partially offset by the impacts of favorable pricing, net of contractual price reductions, of $117 million. In addition, our net sales reflect net unfavorable foreign currency impacts, primarily related to the Chinese Yuan Renminbi and Brazilian Real.

Cost of Sales

Cost of sales is primarily comprised of material, labor, manufacturing overhead, freight, fluctuations in foreign currency exchange rates, product engineering, design and development expenses, depreciation, warranty costs and other operating expenses. Gross margin is revenue less cost of sales and gross margin percentage is gross margin as a percentage of net sales.

Cost of sales decreased $459 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, as summarized below. The Company’s material cost of sales was approximately 55% and 60% of net sales for the years ended December 31, 2024 and 2023, respectively.

	Year Ended December 31,			Variance Due To:
	2024	2023	Favorable/ (unfavorable)	Volume (a)	FX	Operational performance	Other	Total
	(dollars in millions)			(in millions)
Cost of sales	$7,338	$7,797	$459	$501	$33	$33	$(108)	$459
Gross margin	$971	$1,035	$(64)	$(53)	$(8)	$33	$(36)	$(64)
Percentage of net sales	11.7%	11.7%

(a)	Presented net of contractual price reductions for gross margin variance.

The decrease in cost of sales reflects the impacts of decreased volumes, improved operational performance and currency exchange. Cost of sales was also impacted by the following items in Other above:

•	$72 million of increased commodity pass-through costs; and

•	Approximately $25 million of increased costs due to customer volume-related inefficiencies.

Selling, General and Administrative Expense

	Year Ended December 31,
	2024	2023	Favorable/ (unfavorable)
	(dollars in millions)
Selling, general and administrative expense	$411	$388	$(23)
Percentage of net sales	4.9%	4.4%

Selling, general and administrative expense (“SG&A”) primarily includes administrative expenses, information technology costs and incentive compensation related costs. SG&A increased as a percentage of net sales for the year ended December 31, 2024 as compared to 2023, primarily due to decreased sales volumes in 2024 coupled with increased costs for services. Refer to Note 3. Related-Party Transactions to the audited combined financial statements included elsewhere in this information statement for additional information.

Amortization

	Year Ended December 31,
	2024	2023	Favorable/ (unfavorable)
	(in millions)
Amortization	$2	$12	$10

Amortization expense reflects the non-cash charge related to definite-lived intangible assets. Amortization during the years ended December 31, 2024 and 2023 reflects the continued amortization of our intangible assets.

Restructuring

	Year Ended December 31,
	2024	2023	Favorable/ (unfavorable)
	(dollars in millions)
Restructuring	$101	$48	$(53)
Percentage of net sales	1.2%	0.5%

As part of the Company’s continued efforts to optimize its cost structure, it has undertaken several restructuring programs which include workforce reductions as well as plant closures. These programs are primarily focused on reducing global overhead costs, the continued rotation of our manufacturing footprint to best cost locations in Europe and aligning our manufacturing capacity with the current levels of automotive production in each region. During the year ended December 31, 2024, the Company recorded employee-related and other restructuring charges related to these programs totaling approximately $101 million, of which $12 million was recognized for a program initiated in the fourth quarter of 2024 and $12 million was recognized for a program initiated in the fourth quarter of 2023, with both programs focused on global salaried workforce optimization, primarily in the North American and European regions.

The Company recorded employee-related and other restructuring charges totaling approximately $48 million during the year ended December 31, 2023, of which $27 million was recognized for a program initiated in the fourth quarter of 2023 focused on global salaried workforce optimization, primarily in the North American and European regions.

Refer to Note 11. Restructuring to the audited combined financial statements included elsewhere in this information statement for additional information.

Other Expense, Net

	Year Ended December 31,
	2024	2023	Favorable/ (unfavorable)
	(in millions)
Other expense, net	$10	$8	$(2)

Other expense, net for the years ended December 31, 2024 and 2023 primarily includes $9 million and $8 million, respectively, related to the components of net periodic pension and postretirement benefit cost other than service costs, as further described in Note 13. Pension Benefits to the audited combined financial statements included elsewhere in this information statement.

Refer to Note 17. Other Expense, Net to the audited combined financial statements included elsewhere in this information statement for additional information.

Income Taxes

	Year Ended December 31,
	2024	2023	Favorable/ (unfavorable)
	(in millions)
Income tax expense	$39	$144	$105

The Company’s tax rate is affected by the fact that its parent entity is a Swiss resident taxpayer, and was an Irish resident taxpayer prior to the Parent’s December 2024 reorganization transaction, as further described in Note 1. Business and Basis of Presentation to the audited combined financial statements included elsewhere in this information statement, the tax rates in Switzerland, Ireland and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance. The Company’s effective tax rate is also impacted by the receipt of certain tax incentives and holidays that reduce the effective tax rate for certain subsidiaries below the statutory rate.

The Company’s effective tax rate was 9% and 25% for the years ended December 31, 2024 and 2023, respectively. The effective tax rate for the year ended December 31, 2024 includes discrete tax benefits primarily associated with changes in valuation allowances and intercompany reorganizations. The effective tax rate for the year ended December 31, 2023 was primarily impacted by the Company’s transfers of intellectual property, as described below.

On December 15, 2022, the E.U. Member States formally adopted the Framework, which generally provides for a minimum effective tax rate of 15%, as established by the OECD. Many countries have enacted legislation consistent with the Framework effective at the beginning of 2024. The OECD continues to release additional guidance on these rules. The Company has proactively responded to these tax policy changes, as described below, and will continue to closely monitor developments. Our effective tax rate for the year ended December 31, 2024 includes an unfavorable impact from the enacted Framework.

In response to the Framework, the Company, along with its Parent, initiated changes to its corporate entity structure, including intercompany transfers of certain intellectual property to one of its subsidiaries in Switzerland, during the second half of 2023. During the year ended December 31, 2023, the total income tax expense recorded as a result of the intercompany transfers of intellectual property and tax incentive, all as described above, combined with other related additional current year tax expense as a result of the transactions, was approximately $44 million.

Refer to Note 15. Income Taxes to the audited combined financial statements included elsewhere in this information statement for additional information.

Equity Income

	Year Ended December 31,
	2024	2023	Favorable/ (unfavorable)
	(in millions)
Equity income, net of tax	$22	$13	$9

Equity income, net of tax reflects the Company’s interest in the results of ongoing operations of entities accounted for as equity method investments. Refer to Note 6. Investments in Affiliates to the audited combined financial statements included elsewhere in this information statement for additional information.

Non-GAAP Measures

We use both U.S. GAAP and non-GAAP financial measures for operational and financial decision making, and to assess Company performance. Adjusted Operating Income is a non-GAAP measure, which is defined as net income (loss) before interest expense, other income (expense), net, income tax benefit (expense), equity income (loss), net of tax, amortization, separation costs related to the Spin-Off, restructuring, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and other related charges and gains (losses) on business divestitures and other transactions. Adjusted Operating Income Margin is a non-GAAP measure, which is defined as Adjusted Operating Income as a percentage of net sales.

Adjusted Operating Income

We believe Adjusted Operating Income and Adjusted Operating Income Margin are useful measures in assessing the Company’s operational profitability or loss that, when reconciled to the corresponding U.S. GAAP measure, provide improved comparability between periods through the exclusion of certain items that we believe are not indicative of the Company’s core operating performance and that may obscure underlying business results and trends. We also use these non-GAAP financial measures for internal planning and forecasting purposes.

Adjusted Operating Income and Adjusted Operating Income Margin should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income (loss) attributable to Versigent and net income (loss) margin, which are the most directly comparable financial measures to Adjusted Operating Income and Adjusted Operating Income Margin that are prepared in accordance with U.S. GAAP. Adjusted Operating Income and Adjusted Operating Income Margin, as determined and measured by the Company, should also not be compared to similarly titled measures reported by other companies. Operating income margin represents Operating income as a percentage of net sales, and Adjusted Operating Income Margin represents Adjusted Operating Income as a percentage of net sales.

Adjusted Operating Income for the Year Ended December 31, 2025 versus December 31, 2024

The reconciliations of net income attributable to Versigent to Adjusted Operating Income for the years ended December 31, 2025 and 2024 are as follows:

	Year Ended December 31,
	2025		2024
	(dollars in millions)
	$	Margin	$	Margin
Net income attributable to Versigent	$528	6.0%	$408	4.9%
Interest income	(3)		(4)
Other expense, net	10		10
Income tax (benefit) expense	(6)		39
Equity income, net of tax	(13)		(22)
Net income attributable to noncontrolling interest	18		26

Operating income	534	6.1%	457	5.5%
Amortization	1		2
Restructuring	86		101
Separation costs	42		—
Other acquisition and portfolio project costs	4		16
Asset impairments	3		—

Adjusted operating income	$670	7.6%	$576	6.9%

Below is a summary of our Adjusted Operating Income for the year ended December 31, 2025 versus 2024.

	Year Ended December 31,			Variance Due To:
	2025	2024	Favorable/ (unfavorable)	Volume, net of contractual price reductions	Operational performance	Other	Total
	(in millions)			(in millions)
Adjusted Operating Income	$670	$576	$94	$(19)	$180	$(67)	$94

As noted in the table above, Adjusted Operating Income for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was impacted by favorable operational performance and volume, partially offset by product mix, and the impacts of unfavorable pricing of $26 million. Adjusted Operating Income was also impacted by the following items included within Other in the table above:

•	$37 million of unfavorable foreign currency impacts, primarily related to the Mexican Peso, partially offset by the Brazilian Real; and

•	Approximately $20 million of increased SG&A expense, not including the impact of other acquisition and portfolio project costs and depreciation expense.

Adjusted Operating Income for the Year Ended December 31, 2024 versus December 31, 2023

The reconciliations of net income attributable to Versigent to Adjusted Operating Income for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,
	2024		2023
	(dollars in millions)
	$	Margin	$	Margin
Net income attributable to Versigent	$408	4.9%	$423	4.8%
Interest income	(4)		(4)
Other expense, net	10		8
Income tax expense	39		144
Equity income, net of tax	(22)		(13)
Net income attributable to noncontrolling interest	26		29

Operating income	457	5.5%	587	6.6%
Amortization	2		12
Restructuring	101		48
Other acquisition and portfolio project costs	16		12
Asset impairments	—		13

Adjusted operating income	$576	6.9%	$672	7.6%

Below is a summary of our Adjusted Operating Income for the year ended December 31, 2024 versus 2023.

	Year Ended December 31,			Variance Due To:
	2024	2023	Favorable/ (unfavorable)	Volume, net of contractual price reductions	Operational performance	Other	Total
	(in millions)			(in millions)
Adjusted Operating Income	$576	$672	$(96)	$(53)	$33	$(76)	$(96)

As noted in the table above, Adjusted Operating Income for the year ended December 31, 2024 as compared to the year ended December 31, 2023 was impacted by volume, including product mix, and the impacts of favorable pricing, net of contractual price reductions, of $117 million, as well as favorable operational performance. Adjusted Operating Income was also impacted by the following items included within Other in the table above:

•	Approximately $25 million of increased costs due to customer volume-related inefficiencies;

•	Approximately $20 million of increased depreciation, primarily as a result of a higher fixed asset base;

•	Approximately $20 million of increased SG&A expense, not including the impact of other acquisition and portfolio project costs and depreciation expense; and

•	$6 million of unfavorable foreign currency impacts.

Liquidity and Capital Resources

As part of Aptiv, the Company is dependent upon Aptiv for all of its working capital and financing requirements, as Aptiv uses a centralized approach to cash management and financing of its operations. Aptiv utilizes a combination of strategies, including dividends, cash pooling arrangements, intercompany loan structures and other distributions and advances to centrally manage its global liquidity needs, including the use of a global cash pooling arrangement to consolidate and manage its global cash balances. Accordingly, cash and cash equivalents held by Aptiv at the corporate level were not attributable to Versigent for any of the periods presented. Only cash amounts specifically attributable to Versigent are reflected in the accompanying combined financial statements. Financing transactions relating to the Company are accounted for as a component of net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows. Third-party debt obligations of Aptiv and the corresponding interest costs related to those debt obligations, specifically those that relate to senior notes, term loans and revolving credit facilities, have not been attributed to Versigent, as Versigent was not the legal obligor of such debt obligations. The only third-party debt obligations included in the combined financial statements are those for which the legal obligor is a legal entity within Versigent. None of the Company’s assets were pledged as collateral under the Parent’s debt obligations as of December 31, 2025 or 2024.

During the years ended December 31, 2025, 2024 and 2023, the Company generated sufficient cash from operating activities to fund its operating and investing activities. Management assesses the Company’s liquidity in terms of its ability to generate cash to fund its operating and investing activities, including capital expenditures and operational restructuring activities. The Company continues to generate substantial cash from operating activities and believes that its operating cash flow and other sources of liquidity, including available borrowings under financing arrangements entered into in connection with the Spin-Off, as described below, will be sufficient to allow it to continue investing in existing businesses and manage its capital structure on a short- and long-term basis.

Overview of Capital Structure

We have entered into, and intend to enter into, certain financing arrangements prior to or concurrently with the Spin-Off. A description of financing arrangements entered into, as discussed in Note 12. Debt to the audited combined financials statements included elsewhere in this information statement, is provided below.

The Company’s liquidity requirements are primarily to fund our business operations, including capital expenditures, working capital requirements, operational restructuring activities and to meet planned debt service requirements. Our primary sources of liquidity are cash flows from operations, our existing cash balance, and as necessary, borrowings under planned credit facilities and issuance of long-term debt. To the extent we generate discretionary cash flow we may consider using this additional cash flow for optional prepayments of planned indebtedness, undertake new capital investment projects, strategic acquisitions, return capital to shareholders and/or general corporate purposes.

Credit Agreement

On November 26, 2025, Versigent Limited and its wholly-owned subsidiaries Cyprium Corporation (“Cyprium U.S.”) and Cyprium Holdings Luxembourg S.À.R.L (“Cyprium Luxembourg”), entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), with respect to $1.35 billion in senior secured credit facilities. The Credit Agreement consists of a senior secured five-year $500 million term loan facility (the “Term Loan A Facility”) and a five-year $850 million senior secured revolving credit facility (the “Revolving Credit Facility”) (collectively, the “Credit Facilities”) with the lenders party thereto and JPMorgan Chase Bank, N.A. The Credit Facilities are expected to become available to Versigent Limited no later than the date of the Spin-Off, subject to the satisfaction of certain conditions customary for financings of this type, including the consummation of the Spin-Off. Accordingly, no amounts were drawn or available to be drawn under the Credit Facilities as of December 31, 2025. Approximately $12 million of issuance costs are expected to be incurred in connection with the Credit Agreement.

The Credit Facilities will be subject to an interest rate, at our option, of either (a) the Alternate Base Rate (“ABR” as defined in the Credit Agreement), or (b) the Term Benchmark Rate (the “Term SOFR”, “Adjusted EURIBOR”, “Adjusted Term CORRA”, or “Adjusted TIIE Rate”, each as defined in the Credit Agreement) or (c) RFR (“RFR Loan” as defined in the Credit Agreement), in each case, plus an applicable margin that is based on our total leverage ratio (the ratio of Consolidated Total Indebtedness to Consolidated Adjusted EBITDA, each as defined in the Credit Agreement). Interest is payable no less than quarterly. We may elect to change the selected interest rate over the term of the Credit Facilities in accordance with the provisions of the Credit Agreement.

The applicable interest rate margins for the Term Loan A Facility and Revolving Credit Facility will increase or decrease from time to time between 1.25% and 2.00% per annum (for Term Benchmark and RFR loans) and between 0.25% and 1.00% per annum (for ABR loans), in each case based upon changes to our total leverage ratio. Accordingly, the interest rates for the Credit Facilities will fluctuate during the term of the Credit Agreement. The Credit Agreement also requires that we pay certain facility fees on the aggregate commitments under the Revolving Credit Facility and certain letter of credit issuance and fronting fees.

Letters of credit will be available for issuance under the Credit Agreement on terms and conditions customary for financings of this type, which issuances will reduce availability under the Revolving Credit Facility.

We will be obligated to make quarterly principal payments throughout the term of the Term Loan A Facility. Borrowings under the Credit Agreement will be prepayable at our option without premium or penalty, subject to customary increased cost provisions.

The Credit Agreement contains certain covenants that limit, among other things, the Company’s (and the Company’s subsidiaries’) ability to incur certain additional indebtedness, liens, restricted payments, investments, asset dispositions, affiliate transactions, and amendments of certain indebtedness. In addition, the Credit Agreement requires that we maintain a total leverage ratio of not greater than 4.25:1.00 for the first four quarters following the availability date, 4.00:1.00 for the fifth through eighth quarters following the availability date, and 3.75:1.00 for all quarters thereafter, and an Interest Coverage Ratio (the ratio of Consolidated Adjusted EBITDA to Ratio Interest Expense, each as defined in the Credit Agreement) of at least 3.00:1.00. The Credit Agreement contains provisions pursuant to which, based upon our achievement of certain corporate credit ratings, certain covenants and/or our obligation to provide collateral to secure the Credit Facilities, will be suspended.

Cyprium U.S. and Cyprium Luxembourg are each borrowers under the Credit Agreement, under which such borrowings would be guaranteed by Versigent Limited. Additional subsidiaries of Versigent Limited may be added as co-borrowers or guarantors under the Credit Agreement from time to time on the terms and conditions set forth in the Credit Agreement. The obligations of each borrower under the Credit Agreement will be jointly and severally guaranteed by each other borrower and by certain of our existing and future direct and indirect subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrowers and the guarantors will be secured by certain assets of such borrowers and guarantors, including a perfected first-priority pledge of all of the capital stock in Versigent Limited.

Other Financing

Receivable factoring—Aptiv centrally enters into agreements to sell certain of its accounts receivable, primarily in Europe, and Versigent participates in these agreements. Aptiv maintains a €450 million European accounts receivable factoring facility that is available on a committed basis and allows for factoring of receivables denominated in both Euros and U.S. dollars (“USD”). Versigent participates in this facility, and as the factoring facility allows the Company to maintain effective control over the receivables, the accounts receivable related to this facility are included in the combined balance sheets.

This facility is accounted for as short-term debt and borrowings are subject to the availability of eligible accounts receivable. Collateral is not required related to these trade accounts receivable. Borrowings denominated in Euros under the facility bear interest at the three-month Euro Interbank Offered Rate plus 0.50% and USD borrowings bear interest at two-month Secured Overnight Financing Rate plus 0.68%, with borrowings under either denomination carrying a minimum interest rate of 0.20%. As of December 31, 2025, the Company had no amounts outstanding on the European accounts receivable factoring facility. As of December 31, 2024, the Company had $133 million outstanding under the European accounts receivable factoring facility with an effective rate on amounts outstanding of 3.54%, which was subsequently repaid during the first half of 2025.

Finance leases and other—As of December 31, 2025 and 2024, approximately $5 million and $6 million, respectively, of finance lease obligations of Versigent were outstanding.

Dividends from Equity Investments

During the years ended December 31, 2025, 2024 and 2023, Versigent received dividends of $20 million, $12 million and $5 million, respectively, from its equity method investments. The dividends were recognized as a reduction to the investment and represented a return on investment included in cash flows from operating activities.

Divestitures

Sale of Interest in Majority Owned Russian Subsidiary—Given the sanctions put in place by the E.U., United States and other governments, which restrict our ability to conduct business in Russia, we initiated a plan in the second quarter of 2022 to exit our 51% owned subsidiary in Russia. As a result, the Company determined that this subsidiary initially met the held for sale criteria as of June 30, 2022. Consequently, during the year ended December 31, 2022, the Company recorded a pre-tax charge of $51 million to impair the carrying value of the Russian subsidiary’s net assets to fair value.

On May 30, 2023, the Company completed the sale of its entire interest in the Russian subsidiary to JSC Samara Cables Company, the sole minority shareholder in the Russian subsidiary, for a nominal amount in exchange for all of the Company’s shares in the subsidiary. As a result of this transaction, the net assets held for sale of the Russian subsidiary were deconsolidated from the Company’s combined financial statements and the Company did not record any incremental gain or loss resulting from this disposition. Furthermore, losses relating to the Russian subsidiary during the held for sale period were de minimis. The former Russian subsidiary is not considered to be a related party of the Company after deconsolidation.

Refer to Note 18. Divestitures to the audited combined financial statements included elsewhere in this information statement for further detail of the Company’s business acquisitions and divestitures.

Contractual Commitments

The following table summarizes our expected cash outflows resulting from financial contracts and commitments as of December 31, 2025, with amounts denominated in foreign currencies translated using foreign currency rates as of December 31, 2025. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature. The amounts below exclude the gross liability for uncertain tax positions of $67 million as of December 31, 2025. We do not expect a significant payment related to these obligations to be made within the next twelve months. We are not able to provide a reasonably reliable estimate of the timing of future payments relating to the non-current portion of obligations associated with uncertain tax positions. For more information, refer to Note 15. Income Taxes to the audited combined financial statements included elsewhere in this information statement for additional information.

	Payments due by Period
	Total	2026	2027 & 2028	2029 & 2030	Thereafter
	(in millions)
Debt and finance lease obligations (excluding interest)	$61	$58	$3	$—	$—
Operating lease obligations	201	58	78	35	30
Contractual commitments for capital expenditures	48	47	1	—	—
Other contractual purchase commitments, including information technology	55	23	31	1	—

Total	$365	$186	$113	$36	$30

In addition to the obligations discussed above, certain of the Company’s non-U.S. subsidiaries sponsor defined benefit pension plans, some of which are funded. There are minimum funding requirements with respect to certain of the pension obligations and we may periodically elect to make discretionary contributions to the plans in support of risk management initiatives. We will also have payments due with respect to our other postretirement benefit obligations. We do not fund our other postretirement benefit obligations and payments are made as costs are incurred by covered retirees. Refer to Note 13. Pension Benefits to the audited combined financial statements included elsewhere in this information statement for additional detail regarding our expected contributions to our pension plans and expected distributions to participants in future periods.

Cash Flows

Comparison of the Years Ended December 31, 2025, December 31, 2024 and December 31, 2023

Operating activities—Net cash provided by operating activities totaled $641 million and $707 million for the years ended December 31, 2025 and 2024, respectively. Cash flows provided by operating activities for the year ended December 31, 2025 consisted primarily of net earnings of $546 million, increased by $245 million for non-cash charges for depreciation, amortization and pension costs, partially offset by $80 million related to changes in operating assets and liabilities, net of restructuring and pension contributions. Cash flows provided by operating activities for the year ended December 31, 2024 consisted primarily of net earnings of $434 million, increased by $217 million for non-cash charges for depreciation, amortization and pension costs, and by $97 million related to changes in operating assets and liabilities, net of restructuring and pension contributions.

Net cash provided by operating activities totaled $180 million for the year ended December 31, 2023, and consisted primarily of net earnings of $452 million, which includes non-cash current tax expense of approximately $284 million as a result of the transfer of certain intellectual property to one of the Company’s subsidiaries in Switzerland, as further described in Note 15. Income Taxes to the audited combined financial statements included elsewhere in this information statement, increased by $218 million for non-cash charges for depreciation, amortization and pension costs, partially offset by $269 million related to changes in operating assets and liabilities, net of restructuring and pension contributions and $240 million related to non-cash changes in deferred income taxes, primarily resulting from the deferred tax benefit associated with the intercompany transfers of certain intellectual property as further described in Note 15. Income Taxes to the audited combined financial statements included elsewhere in this information statement.

Investing activities—Net cash used in investing activities totaled $159 million and $206 million for the years ended December 31, 2025 and 2024, respectively. Cash flows used in investing activities for the years ended December 31, 2025 and 2024 primarily consisted of capital expenditures of $160 million and $206 million, respectively.

Net cash used in investing activities totaled $260 million for the year ended December 31, 2023, which primarily consisted of capital expenditures of $244 million.

Financing activities—Net cash used in financing activities totaled $421 million and $497 million for the years ended December 31, 2025 and 2024, respectively. The decrease in usage in 2025 as compared to 2024 is primarily due to less cash being transferred to Aptiv due to reduced cash flow generated by Versigent operations, offset by net repayments of $112 million for borrowings under short-term debt agreements with outside parties.

Net cash provided by financing activities totaled $104 million for the year ended December 31, 2023. The increase in usage in 2024 as compared to 2023 was primarily due to more cash being transferred to Aptiv due to increased cash flow generated by Versigent operations partially offset by net proceeds of $168 million for borrowings under short-term debt agreements with outside parties.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are described in Note 2. Significant Accounting Policies to the audited combined financial statements included elsewhere in this information statement. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if:

•	It requires us to make assumptions about matters that were uncertain at the time we were making the estimate, and

•	Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Warranty Obligations and Product Recall Costs

Estimating warranty obligations requires us to forecast the resolution of existing claims and expected future claims on products sold. We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers. The key factors which impact our estimates are (1) the stated or implied warranty period; (2) OEM source; (3) OEM policy decisions regarding warranty claims; and (4) OEMs seeking to hold suppliers responsible for product warranties. These estimates are re-evaluated on an ongoing basis. Actual warranty obligations could differ from the amounts estimated requiring adjustments to existing reserves in future periods. Due to the uncertainty and potential volatility of the factors contributing to developing these estimates, changes in our assumptions could materially affect our results of operations.

In addition to our ordinary warranty provisions with customers, we are also at risk for product recall costs, which are costs incurred when a customer or the Company recalls a product through a formal campaign soliciting return of that product. In addition, the National Highway Traffic Safety Administration and other non-U.S. regulators have the authority, under certain circumstances, to require recalls to remedy safety concerns. Product recall costs typically include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the recalled part. The Company accrues for costs related to product recalls as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. Actual costs incurred could differ from the amounts estimated, requiring adjustments to these reserves in future periods. It is possible that changes in our assumptions or future product recall issues could materially affect our financial position, results of operations or cash flows.

Refer to Note 10. Warranty Obligations to the audited combined financial statements included elsewhere in this information statement for additional information.

Legal and Other Contingencies

We are involved from time to time in various legal proceedings and claims, including commercial or contractual disputes, product liability claims, government investigations, product warranties and environmental and other matters, that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes related to these matters, as well as ranges of probable losses, by consulting with internal personnel involved with such matters and, as appropriate, with outside legal counsel handling such matters. We have accrued for estimated losses for those matters where we believe that the likelihood of a loss has occurred, is probable and the amount of the loss is reasonably estimable. The determination of the amount of such reserves is based on knowledge and experience with regard to past and current matters and consultation with internal personnel involved with such matters and, where applicable, with outside legal counsel handling such matters. The amount of such reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. Refer to Note 14. Commitments and Contingencies to the audited combined financial statements included elsewhere in this information statement for additional information.

Restructuring

Accruals have been recorded in conjunction with our restructuring actions. These accruals include estimates primarily related to employee termination costs, contract termination costs and other related exit costs in conjunction with workforce reduction and programs related to the rationalization of manufacturing and engineering processes. Actual costs may vary from these estimates. These accruals are reviewed on a quarterly basis and changes to restructuring actions are appropriately recognized when identified.

Pensions

We use actuarial estimates and related actuarial methods to calculate our obligation and expense. We are required to select certain actuarial assumptions, which are determined based on current market conditions, historical information and consultation with and input from our actuaries and asset managers. Refer to Note 13. Pension Benefits to the audited combined financial statements included elsewhere in this information statement for additional details. The key factors which impact our estimates are (1) discount rates; (2) asset return assumptions; and (3) actuarial assumptions such as retirement age and mortality which are determined as of the current year measurement date. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are recognized in other comprehensive income. Cumulative actuarial gains and losses in excess of 10% of the projected benefit obligation (“PBO”) for a particular plan are amortized over the average future service period of the employees in that plan.

Versigent does not have any U.S. pension assets or liabilities. The principal assumptions used to determine the pension expense and the actuarial value of the projected benefit obligation for the pension plans were:

Assumptions used to determine benefit obligations at December 31:

	Pension Benefits
	2025	2024
Weighted-average discount rate	7.94%	9.40%
Weighted-average rate of increase in compensation levels	3.31%	4.23%

Assumptions used to determine net expense for years ended December 31:

	Pension Benefits
	2025	2024	2023
Weighted-average discount rate	9.40%	9.39%	8.54%
Weighted-average rate of increase in compensation levels	4.23%	4.51%	4.22%
Weighted-average expected long-term rate of return on plan assets	8.43%	8.00%	7.50%

We select discount rates by analyzing the results of matching each plan’s projected benefit obligations with a portfolio of high-quality fixed income investments rated AA or higher by Standard and Poor’s or Moody’s.

The funded plans are in Mexico. For the determination of 2025 expense, we assumed a long-term expected asset rate of return of approximately 8.50% for Mexico. We evaluated input from local actuaries and asset managers, including consideration of recent fund performance and historical returns, in developing the long-term rate of return assumptions. These assumptions are primarily conservative long-term, prospective rates. To determine the expected return on plan assets, the market-related value of our plan assets is actual fair value.

Our pension expense for 2026 is determined at the December 31, 2025 measurement date. For purposes of analysis, the following table highlights the sensitivity of our pension obligations and expense attributable to changes in key assumptions:

Change in Assumption	Impact on Pension Expense		Impact on PBO
25 basis point (“bp”) decrease in discount rate	Less than + $	1 million	+ $	6 million
25 bp increase in discount rate	Less than - $	1 million	- $	6 million
25 bp decrease in long-term expected return on assets	Less than + $	1 million		—
25 bp increase in long-term expected return on assets	Less than - $	1 million		—

The above sensitivities reflect the effect of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. The above sensitivities also assume no changes to the design of the pension plans and no major restructuring programs.

Based on information provided by our actuaries and asset managers, we believe that the assumptions used are reasonable; however, changes in these assumptions could impact our financial position, results of operations or cash flows. Refer to Note 13. Pension Benefits to the audited combined financial statements included elsewhere in this information statement for additional information.

Valuation of Long-Lived Assets, Intangible Assets and Investments in Affiliates and Expected Useful Lives

We monitor our long-lived and definite-lived assets for impairment indicators on an ongoing basis based on projections of anticipated future cash flows, including future profitability assessments of various manufacturing sites when events and circumstances warrant such a review. If impairment indicators exist, we perform the required impairment analysis by comparing the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the estimated fair value of the long-lived assets. Even if an impairment charge is not required, a reassessment of the useful lives over which depreciation or amortization is being recognized may be appropriate based on our assessment of the recoverability of these assets. We estimate cash flows and fair value through review of appraisals and using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments. The key factors which impact our estimates are (1) future production estimates; (2) customer preferences and decisions; (3) product pricing; (4) manufacturing and material cost estimates; and (5) product life / business retention. Any differences in actual results from the estimates could result in fair values different from the estimated fair values, which could materially impact our future results of operations and financial condition. We believe that the projections of anticipated future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect our valuations.

Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

When establishing a valuation allowance, we consider future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” In the event we determine it is more likely than not that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. The valuation of deferred tax assets requires judgment and accounting for the deferred tax effect of events that have been recorded in the combined financial statements or in tax returns and our future projected profitability. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense. We do not believe there is a reasonable likelihood that there will be a material change in the tax related balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may be materially different from the current estimate. Refer to Note 15. Income Taxes to the audited combined financial statements included elsewhere in this information statement for additional information.

Recently Issued Accounting Pronouncements

Refer to Note 2. Significant Accounting Policies to the audited combined financial statements included elsewhere in this information statement for a complete description of recent accounting standards which we have not yet been required to implement which may be applicable to our operations and for a description of the significant accounting standards that have been adopted.

Market Risk Management

We are exposed to market risks from changes in currency exchange rates and certain commodity prices. These exposures may impact future earnings and/or operating cash flows. In order to manage these risks, Aptiv centrally manages its exposure to fluctuations in currency exchange rates and certain commodity prices by entering into a variety of forward contracts and swaps with various counterparties. Aptiv does not enter into derivative transactions for speculative or trading purposes. Such financial exposures are managed in accordance with the policies and procedures of Aptiv and accounted for in accordance with ASC Topic 815, Derivatives and Hedging. Versigent does not enter into any derivative transactions, contracts, options or swaps

Currency Exchange Rate Risk

Versigent has currency exposures related to buying, selling and financing in currencies other than the local currencies of the countries in which we operate. Historically, we have reduced our exposure through participation in Aptiv’s hedging program, which utilize financial instruments (hedges) that provide offsets or limits to our exposures, which are opposite to the underlying transactions. We have currency exposures related to buying, selling and financing in currencies other than the local functional currencies in which we operate (“transactional exposure”). We also have currency exposures related to the translation of the financial statements of our foreign subsidiaries that use the local currency as their functional currency into U.S. dollars, the Company’s reporting currency (“translational exposure”). The impact of translational exposure is recorded within currency translation adjustment in the combined statements of comprehensive income.

As of December 31, 2025 and 2024, the net fair value of all financial instruments with exposure to currency risk was an asset of approximately $204 million and a liability of approximately $4 million, respectively. The potential change in fair value for such financial instruments from a hypothetical 10% adverse change in quoted currency exchange rates would be a gain of approximately $20 million and a loss of approximately $1 million as of December 31, 2025 and 2024, respectively. The potential change in fair value for such financial instruments from a hypothetical 10% favorable change in quoted currency exchange rates would be a loss of approximately $20 million and a gain of approximately $1 million as of December 31, 2025 and 2024, respectively. The model assumes a parallel shift in currency exchange rates; however, currency exchange rates rarely move in the same direction. The assumption that currency exchange rates change in a parallel fashion may overstate the impact of changing currency exchange rates on assets and liabilities denominated in currencies other than the U.S. dollar.

Commodity Price Risk

We also face an inherent business risk of exposure to commodity price risk, particularly to changes in the price of copper used in our manufacturing operations. We have historically managed these exposures through participation in Aptiv’s hedging program, which may utilize commodity swaps and option contracts. Based on Versigent’s exposures as a percentage of the total exposures hedged by Aptiv, the net fair value of contracts attributable to Versigent was an asset of $54 million and a liability of $4 million as of December 31, 2025 and 2024, respectively. If the price of the commodities that were being hedged by these commodity swaps/average rate forward contracts changed adversely or favorably by 10%, the fair value of our commodity swaps/average rate forward contracts would decrease or increase by $28 million and $26 million as of December 31, 2025 and 2024, respectively. A 10% change in the net fair value asset differs from a 10% change in rates on fair value due to the relative differences between the underlying commodity prices and the prices in place in our commodity swaps/average rate forward contracts. These amounts exclude the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

MANAGEMENT

Our Directors and Executive Officers

Under Jersey law, the business and affairs of Versigent will be managed under the direction of its Board. We currently expect that, upon completion of the Spin-Off, our Board will consist of     members. At an annual meeting of our shareholders, our shareholders will elect each of our directors to serve until the next annual meeting of our shareholders and until his or her successor is duly elected and qualified. See “Description of Share Capital.” We expect the first annual meeting of our shareholders after the Spin-Off will be held in 2027. Each officer will serve until his or her successor is elected and qualified or until his or her death, or his or her resignation or removal. Any officer may be removed, with or without cause, by the Board, but such removal will be without prejudice to the contract rights, if any, of the officer so removed.

The following table sets forth certain information concerning the individuals who are expected to serve as our directors and executive officers upon completion of the Spin-Off.

Name	Age	Position
Executive Officers
Joseph T. Liotine	52	Chief Executive Officer
Douglas R. Ostermann	57	Chief Financial Officer
Sharon Vinci	57	Chief People Officer
Janis Acosta	56	Chief Legal Officer and Secretary
Non-Employee Directors

Director and Executive Officer Biographies

The following are brief biographies describing the background of our executive officers following the Spin-Off. Prior to the effectiveness of the registration statement of which this information statement forms a part, disclosure on Versigent’s directors will be included in an amendment to this information statement.

Joseph T. Liotine, 52, will be appointed as our Chief Executive Officer in connection with the Spin-Off. Mr. Liotine currently serves as Aptiv’s Executive Vice President and President, Electrical Distribution Systems and was the Executive Vice President, Electrical Distribution Systems during 2024. Prior to joining Aptiv in April 2024, Mr. Liotine served as chief executive officer at Briggs & Stratton, and previously, he spent nearly 20 years in senior executive roles at Whirlpool Corporation, most recently as president and chief operating officer, where he led the global appliance business. Mr. Liotine began his career at PepsiCo, where he held several positions within sales and procurement. Mr. Liotine graduated from Illinois State University with a Bachelor of Science in Finance, International Business, and Economics and also holds a Master of Business Administration with a concentration in Marketing, Finance, and Entrepreneurship from the University of Chicago Booth School of Business.

Douglas R. Ostermann, 57, will be appointed as our Chief Financial Officer. Mr. Ostermann currently serves as Aptiv’s Vice President, Finance, Electrical Distribution Systems, a position he has held since December 2025. In this role, he oversees all financial activities for that business segment. Most recently, Mr. Ostermann served as Group Chief Financial Officer, Head of Global Financial Services and Head of Joint Ventures and M&A at Stellantis. Prior to this role, he spent three years based in Shanghai, first as Chief Financial Officer and Head of Strategy for the China Region, then as Chief Operating Officer for China. He also held senior finance leadership roles at Archer Daniels Midland Company and spent over a decade at General Motors Company in treasury, business development, and marketing roles. Mr. Ostermann holds a Bachelor of Science in Business Administration and a Master of Business Administration from the John M. Olin School of Business at Washington University in St. Louis.

Sharon Vinci, 57, will be appointed as our Chief People Officer in connection with the Spin-Off. Ms. Vinci currently serves as Aptiv’s Vice President, Human Resources for the Electrical Distribution Systems Division, a position she has held since September 2025. In this role, she leads the global HR strategy and oversees all HR operations as the division prepares for its Spin-Off. Prior to joining Aptiv, Ms. Vinci served as Senior Vice President and Chief Human Resources Officer at Aspen Technology. Earlier, she held senior HR leadership positions at Jabil, Johnson & Johnson, Life Technologies, Bausch & Lomb, and Cardinal Health. Ms. Vinci holds a Bachelor of Science in Accounting from Florida State University.

Janis Acosta, 56, will be appointed as our Chief Legal Officer and Secretary in connection with the Spin-Off. Ms. Acosta joined Aptiv in January 2026 as Vice President and General Counsel for the Electrical Distribution Systems Division. In this role, she leads the Electrical Distribution Systems Legal and Compliance organization and is responsible for legal strategy, compliance programs, and governance processes supporting the division’s global operations and its transition through the Spin-Off to Versigent. Prior to joining Aptiv, Ms. Acosta served as Chief Legal Officer and Company Secretary at TI Fluid Systems, where she advanced governance practices, strengthened global compliance and risk functions, and supported complex commercial, regulatory, and operational matters, culminating in the successful sale of TIFS to a major private equity firm. Earlier in her career, she served as Executive Vice President and Chief Administrative Officer at IAC Group during a period of rapid industry consolidation, and held senior roles at Lear Corporation, including Deputy General Counsel and Vice President of Risk Management. Ms. Acosta holds a Juris Doctor from Wayne State University Law School and a Bachelor of Science from Hillsdale College.

Family Relationships

We do not expect any family relationships will exist among any of our directors or executive officers.

Director Independence

A majority of our directors will meet the independence requirements set forth in the listing standards of the Exchange at the time of the Spin-Off.

We expect that     will meet the independence requirements set forth in the listing standards of the Exchange at the time of the Spin-Off.

Corporate Governance Guidelines

The Board will adopt a set of corporate governance guidelines in connection with the Spin-Off to assist it in guiding our governance practices, which will be regularly reviewed by the Nominating and Governance Committee. These guidelines will cover a number of areas, including Board independence, leadership, composition, responsibilities and operations, director compensation, Chief Executive Officer evaluation and succession planning, Board committees, director orientation and continuing education, director access to management and independent advisors, annual Board and committee evaluations, the Board’s communication policy and other matters. A copy of our corporate governance guidelines will be posted on our website.

Role of our Board in Risk Oversight

At Versigent, we will always strive to do the right thing, the right way. Our long-term success depends on ensuring that we demonstrate the highest ethical standards in everything we do, everywhere we operate. We believe an effective risk oversight and compliance program is critical to a company’s long-term success and future growth. The Board will take an active role in risk oversight related to the Company, both as a full Board and through the Board committees, each of which will have primary risk oversight responsibility with respect to all matters within the scope of its duties as described in its charter and as set forth below. While the Company’s management will be responsible for day-to-day management of the various risks facing the Company, including those set forth below, the Board will be responsible for monitoring management’s actions and decisions.

As part of the Board’s risk oversight, it will review with the Company its risk management program, including initiatives targeted to address certain identified risks relevant to the business, such as: supply chain resiliency, geopolitical issues, inflation and macroeconomics, talent, and cybersecurity. To aid in its oversight, the Board will receive regular updates and will review from both internal Versigent and external experts on issues of importance to the Company, and will rely on the Board committees to provide oversight of risks within their respective charters and to report to the Board on the management of those risks.

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Role of the Audit Committee: The Audit Committee will review our guidelines and policies with respect to risk assessment and management and our major financial and information technology risk exposures, including internal controls, disclosure, litigation, compliance and enterprise cybersecurity, along with the monitoring and mitigation of these exposures. On a regular basis, the Audit Committee will review the Company’s enterprise risk management program.

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Role of the Compensation and Human Resources Committee: The Compensation and Human Resources Committee will review and discuss with management, management’s assessment of certain risks, including whether there are any risks arising from the Company’s compensation programs, as well as risks related to employee retention and talent development.

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Role of the Nominating and Governance Committee: The Nominating and Governance Committee will evaluate the overall effectiveness of the Board and its Committees, including the Board’s focus on the most critical issues and risks. As part of its delegated authority to oversee Versigent’s sustainability program, the Nominating and Governance Committee will ensure that Versigent is implementing the right strategy to assess and address evolving sustainability risks, including climate risks.

Board Committees and Corporate Governance

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Audit Committee: Responsible for the engagement of the registered independent public accounting firm and the review of the scope of the audit to be undertaken by the registered independent public accounting firm. Responsible for oversight of the adequacy of our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. Responsible for oversight of risk-related matters broadly, including the Company’s enterprise risk management program, compliance program and cybersecurity.

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Compensation and Human Resources Committee: Responsible for the oversight of the Company’s compensation philosophy and will review and approve compensation for executive officers (including cash compensation, equity incentives and benefits). Responsible for oversight of human capital management, including succession planning.

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Nominating and Governance Committee: Responsible for reviewing, recommending and overseeing policies and procedures relating to director and board committee nominations and corporate governance policies, conducting director searches, overseeing board and committee self-evaluations and overseeing management’s handling of sustainability matters of importance to the Company, including risks, policies, strategies and programs.

Code of Conduct

Prior to the completion of the Spin-Off, we will adopt a written code of conduct (the “Code of Conduct”), which will apply to all employees and directors, including the principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Conduct will be available on our website at     .

Copies of our Code of Conduct will also be available to any shareholder who submits a request to the Corporate Secretary at Versigent, Spitalstrasse 5, 8200 Schaffhausen, Switzerland, or by email at    . We

intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K by posting on our website any amendments to, or waivers from, a provision of our Code of Conduct that applies to our directors or officers.

Communications With The Board Of Directors

Anyone who wishes to communicate with the Board or any individual member of the Board (or independent directors as a group) may do so by sending an email to      or a letter addressed to the director or directors in care of the Corporate Secretary at Versigent, Spitalstrasse 5, Schaffhausen, Switzerland, 8200. All correspondence, other than items such as junk mail that are unrelated to a director’s duties and responsibilities, will be forwarded to the appropriate director or directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers is expected to serve as a member of a compensation committee (or, if no committee performs that function, a board) of any other entity that has an executive officer serving as a member of our Board.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

EDS is currently a subsidiary of Aptiv and not an independent public company. Decisions regarding the past compensation of the executive officers of Aptiv were made by the Compensation and Human Resources Committee of the Aptiv Board of Directors (referred to in this section as the “Aptiv Compensation Committee”).

At the time of the Spin-Off, EDS will have executive compensation programs, policies, and practices for its executive officers that are similar to those of Aptiv. After the Spin-Off, the executive compensation programs, policies, and practices for our executive officers will be subject to the review and approval of a compensation committee of the EDS Board (the “EDS Compensation Committee”), which will be formed in connection with the Spin-Off.

Our Named Executive Officer

For fiscal year 2025, our “named executive officer” or “NEO” was:

Joseph T. Liotine*  Executive Vice President and President, EDS

For purposes of this Information Statement, Mr. Liotine, based on his status as Executive Vice President, Electrical Distribution Systems during 2025, would have been considered an executive officer of the EDS business. Mr. Liotine currently serves as Aptiv’s Executive Vice President and President, Electrical Distribution Systems, and will become our Chief Executive Officer in connection with the completion of the Spin-Off. No other individuals served in roles that would have been considered executive officers of the EDS business during 2025.

Compensation Governance and Alignment with Shareholders

Aptiv’s executive compensation program is designed to attract, retain and motivate leaders who successfully execute its business strategies and create value for its shareholders. Its program seeks to balance achievement of targeted near-term results with building shareholder value through sustained long-term performance. Aptiv’s focus on pay-for-performance and corporate governance aims to achieve alignment with the interests of its shareholders.

Executive Compensation Philosophy and Strategy

Aptiv’s executive compensation philosophy and strategy is described below.

General Philosophy in Establishing and Making Pay Decisions. Aptiv’s executive compensation programs reflect its pay-for-performance philosophy and encourage executives to make sound decisions that drive short- and long-term value creation benefiting its customers, shareholders, and other stakeholders. The Aptiv Compensation Committee utilizes a combination of fixed and variable pay elements in order to achieve the following objectives:

•	Emphasize a pay-for-performance culture by linking incentive compensation to defined short- and long-term performance goals;

•	Attract, retain and motivate key executives by providing competitive total compensation opportunities; and

•	Align executive and investor interests by establishing market- and investor-relevant metrics that drive shareholder value creation.

Aptiv’s goal for target total direct compensation (base salary, short- and long-term incentives) for its officers, including Mr. Liotine, is to provide market competitive compensation that allows Aptiv to attract and retain the best global talent. Compensation for individual roles is based on a review of market data and multiple factors, including the executive’s role and responsibilities, the executive’s performance over time, the experience and critical skills the individual may bring to the role with Aptiv, and talent market dynamics.

2025 Compensation Program Overview

This section provides an overview of Aptiv’s incentive compensation plans for 2025 in which Mr. Liotine participated.

Element	Key Features	Relationship to Aptiv’s Strategic Objectives

Annual Base Salary	• Commensurate with job responsibilities, individual performance, capabilities, market competitiveness and talent market dynamics • Annual review	• Attract and retain executives by providing market-competitive fixed compensation
Annual Incentive Plan Awards

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The Aptiv Compensation Committee approves an incentive design for the annual performance period to include financial, operational and strategic metrics with pre-established goals and objectives

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Target award opportunity based upon job responsibilities, market competitiveness and talent market dynamics

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Payouts can range from 0% to 200% of target and are determined by achievement of pre-established financial goals and strategic objectives

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Pay-for-performance and encourages accountability by rewarding achievement of annual financial, operational and strategic objectives

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Align executive and shareholder interests

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Drive Aptiv’s current and future platforms and Aptiv’s sustainability, talent and operational commitments through strategic goals

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Attract, retain and motivate executives with market-competitive incentive compensation opportunities

Long-Term Incentive Plan Awards

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Target award granted commensurate with job responsibilities, individual performance, market competitiveness and talent market dynamics

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Performance-based RSU awards (60% of LTI) are earned based upon achievement of Aptiv performance goals, including multi-year financial targets and relative TSR

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Time-based RSU awards (40% of LTI) vest over time, generally three years

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Drive pay-for-performance and encourages accountability by rewarding achievement of long-term objectives

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Align executive and shareholder interests

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Attract, retain and motivate executives with market-competitive incentive compensation opportunities

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Utilize multi-year vesting and performance periods and multiple metrics aligned to long-term shareholder value creation, including stock price performance, providing a multi-dimensional assessment of performance

Element	Key Features	Relationship to Aptiv’s Strategic Objectives

Retirement Programs

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Qualified defined contribution plan available to all Aptiv U.S. salaried employees, including Aptiv named executive officers

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Non-qualified defined contribution plan available to eligible Aptiv U.S. employees, including Aptiv named executive officers, that allows for contributions that exceed statutory limits under Aptiv’s qualified defined contribution plan

• Attract and retain executives with market-competitive wealth accumulation opportunities

2025 Target Total Direct Compensation Opportunities

The following table depicts 2025 annual target total direct compensation opportunities for Mr. Liotine. This table reflects base salary, plus annual and long-term incentive plan target award values, and therefore uses different valuation methodologies from those required for purposes of the “2025 Summary Compensation Table” under applicable SEC rules. Further, this table does not include information regarding changes in non-qualified deferred compensation earnings, information regarding all other compensation or certain additional footnote disclosure, each as required to be presented in the “2025 Summary Compensation Table” under the rules of the SEC. As such, this table should not be viewed as a substitute for the “2025 Summary Compensation Table”.

Name	Annual Base Salary ($)	Annual Incentive Target Award ($)	Long-Term Incentive Plan Target Annual Award ($)	Target Total Direct Compensation ($)
Joseph T. Liotine
Executive Vice President and President, EDS

2025 Annual Compensation Determination

Base salary and annual incentive targets for Mr. Liotine are established based on the scope of his responsibilities, individual performance, capabilities, market pay data and talent market dynamics.

2025 Base Salary. Base salary is intended to be commensurate with Mr. Liotine’s responsibilities, individual performance and capabilities. Aptiv’s practice is to make periodic adjustments to base salary, although compensation competitiveness is reviewed annually.

2025 Annual Incentive Plan Awards. Aptiv’s Annual Incentive Plan is designed to motivate Aptiv’s named executive officers to drive earnings, profitable growth and its strategic priorities, all of which are key indicators of success for Aptiv.

The Aptiv Compensation Committee, working with management and its independent compensation consultant, sets the performance metrics and objectives based on Aptiv’s annual business objectives. For 2025, the Aptiv Compensation Committee approved the following performance metrics for Aptiv’s Annual Incentive Plan:

Performance Metric	Weighting	Rationale
Revenue(1)	35%	Revenue provides a measure of Aptiv’s gross sales proceeds generated by its business and serves as an indicator of the scale and growth of Aptiv’s operations

Adjusted Operating Income (OI)(2)	35%	OI provides a measure of Aptiv’s income realized from its business operations and serves as an indicator of Aptiv’s overall financial performance

Strategic Results Metric	30%	The Strategic Results Metric is intended to align organizational focus and reinforce the importance of making progress on strategic goals that drive long-term value creation

(1)	Revenue represents GAAP revenue adjusted at measurement for the impact of foreign exchange, commodities, acquisitions and divestitures.
(2)	OI represents net income before interest expense, other income (expense), net, income tax (expense) benefit, equity income (loss), net of tax, amortization, restructuring and other special items.

Financial Performance Objectives (70% Weighting). For 2025, the Aptiv Compensation Committee approved the two financial performance metrics described in the table above which were collectively weighted at 70% of Aptiv’s Annual Incentive Plan.

Performance Goal Setting. The Revenue and OI goals and the award payout levels related to the achievement of those goals are measured on a performance scale set by the Aptiv Compensation Committee. Performance below the minimum threshold for a metric would result in no payout for that metric, and performance above the maximum level for a metric would be capped at a maximum total payout of 200% of target with respect to that metric.

The Aptiv Compensation Committee consistently sets performance targets that are rigorous and aligned with Aptiv’s goal planning process and commitments to operational excellence. Aptiv’s Annual Incentive Plan target goals, approved by the Aptiv Compensation Committee, are generally established to reflect Aptiv’s focus on growth over prior year actual outcomes and above market growth in the performance period. Aptiv’s targeted levels of performance continue to reflect rigorous hurdles taking into account the challenging macroeconomic outlook and consistent with Aptiv’s goal of delivering exceptional operational performance. In addition, for Aptiv’s business segment leaders, including Mr. Liotine, the Aptiv Compensation Committee approves segment-specific financial performance targets to further enhance pay and performance alignment.

For 2025, Mr. Liotine’s award was designed to payout as follows:

Total Aptiv performance metrics were weighted 40%, and Mr. Liotine’s segment’s performance metrics (excluding China performance) were weighted 60%.

The 2025 financial performance goals and results by metric were:

Performance Metric	Total Aptiv / Segment	Threshold 25% Payout	Target 100% Payout	Maximum 200% Payout	Payout
Revenue	Total Aptiv
		$	$	$	%
EDS
		$	$	$	%

Adjusted Operating Income (OI)	Total Aptiv	$	$	$	%

	EDS	$	$	$	%

Financial Payout (% of Target)	Total Aptiv				%
	EDS				%

Strategic Results Metric (30% Weighting). For 2025, the Aptiv Compensation Committee approved that achievement on Aptiv’s strategic initiatives would constitute a 30% weighted metric (“Strategic Results Metric”) to reinforce the importance of making significant progress on its strategic goals in the overall execution of Aptiv’s business strategy and shareholder value creation. The strategic goals under the Strategic Results Metric fall under the following three pillars—Business Foundation, Current Platforms and Future Platforms—and align with Aptiv’s broader strategic framework, including its sustainability program, and are intended to align focus across the organization on specific goals that drive long-term value creation. Aptiv’s strategic goals are reviewed with the same rigor and processes as the quantitative goal-setting described above, because these strategic goals are important to its ability to drive shareholder value creation.

2025 Strategic Results Metrics

BUSINESS FOUNDATION
• •
CURRENT PLATFORMS
• •
FUTURE PLATFORMS
• •
Strategic Results Metric (% of Target)%

2025 Annual Incentive Plan Payouts. The 2025 Aptiv Annual Incentive Plan payout for Mr. Liotine was based 70% on financial performance and 30% on strategic goals. Based on the results described above, the Aptiv Compensation Committee approved the following 2025 Aptiv Annual Incentive Plan payout for Mr. Liotine:

Name	Target Award ($)	Financial Payout Factor 70% Weighting (%)	Strategic Results Metric Payout Factor 30% Weighting (%)	Total Incentive Award Payout Factor (%)	Payout ($)
Joseph T. Liotine

2025 Long-Term Incentive Compensation

LTI Vehicles and Mix. Aptiv’s Long-Term Incentive Plan is designed to reward performance on long-term strategic metrics and to attract, retain and motivate participants. Aptiv’s Long-Term Incentive Plan is primarily performance-based, with 60% of Mr. Liotine’s annual award consisting of performance-based RSUs, which deliver value if financial goals are met and includes a total shareholder return (“TSR”) modifier based on relative performance. The targets reflect Aptiv’s pay-for-performance culture, aligning executive and investor interests. The remaining 40% of Mr. Liotine’s annual award are time-based RSUs, which directly aligns the value of the award upon vesting with Aptiv’s share price performance. The value of time-based RSUs at the time of vesting is based on Aptiv’s stock price.

The performance-based RSUs are settled after the results of the three-year performance period are determined. The time-based RSUs generally vest ratably over three years, beginning on the first anniversary of the grant date. The 2025 performance-based RSU grant vests at the end of 2027 and will be settled in early 2028 after the outcomes of the performance period are determined and approved. Under the design of the performance-based RSU awards, Mr. Liotine could receive from 0% to 200% of target based on Aptiv’s performance against goals for the weighted measures (the maximum is 240% with the TSR modifier). The metrics and weights used in the 2025 awards are shown below. These metrics reflect the focus on Aptiv’s balance sheet, income statement and market performance, together providing a comprehensive and robust performance assessment.

Metric	Weighting (%)
Average Return on Invested Capital (ROIC)(1)	70
Software and Adjacent Market Revenue(2)	30
Relative Total Shareholder Return (TSR)(3)	+/- 20% Modifier

(1)

Average ROIC is Adjusted Operating Income after taxes divided by average invested capital (3-year average). Adjusted Operating Income is defined as net income before interest expense, other income (expense), net, income tax (expense) benefit, equity income (loss), net of tax, amortization, restructuring and other special items. Invested capital is defined as total shareowner equity, plus net debt. Average ROIC is adjusted at measurement to exclude the impact of any significant corporate transactions or reorganizations.

(2)

Software and Adjacent Market Revenue represents revenue related to the sale of software and related tools and services; plus revenue unrelated to components for automotive light vehicle production, including, but not limited to commercial vehicles, telecom, aerospace & defense, industrial, and other adjacent end markets. Revenue is adjusted at measurement for the impact of foreign exchange, commodities, acquisitions and divestitures.

(3)

Relative TSR is measured by comparing the average closing price per share of Aptiv’s ordinary shares for all available trading days in December 2027 to the average closing price per share of Aptiv’s ordinary shares for all available trading days in December 2024, including the reinvestment of dividends, relative to the companies in the Russell 3000 Auto Parts Index. The payout modifier is applied only if Aptiv’s TSR is in the top (+20% payout multiplier) or bottom (-20% payout multiplier) quartile of the Russell 3000 Auto Parts Index.

2025 Grants. The Aptiv Compensation Committee established the following 2025 target long-term incentive award values for Mr. Liotine (consisting of performance-based RSUs and time-based RSUs, as described above). In so doing, the Aptiv Compensation Committee considered market compensation data and Mr. Liotine’s scope of responsibilities, individual performance and retention considerations.

Name	Performance- Based RSUs ($ at Target)	Time- Based RSUs ($)	Total Long- Term Incentive Plan Target Annual Award ($)
Joseph T. Liotine

Other Compensation

Additional Aptiv compensation and benefit programs available to Mr. Liotine are described below.

Aptiv Salaried 401(k) Plan. Along with other eligible Aptiv U.S. salaried employees, Mr. Liotine participates in Aptiv’s broad-based and tax-qualified defined contribution plan (the “Aptiv Salaried 401(k) Plan”), which is a qualified plan under Section 401(k) of the Internal Revenue Code (the “Code”). All contributions are subject to tax-qualification limits imposed by the Code.

Aptiv Deferred Compensation Plan (“Aptiv DCP”). Under the Aptiv DCP, eligible Aptiv U.S. employees, including Mr. Liotine, receive Aptiv contributions in excess of the limits imposed upon the Aptiv Salaried 401(k) Plan by the Code. No guaranteed or above-market rates are earned; the investment options available are a subset of those available to all employees under the Aptiv Salaried 401(k) Plan. Additional details regarding benefits and payouts under this plan are provided in the “Non-Qualified Deferred Compensation” section.

Severance Plans. In 2017, Aptiv adopted the Aptiv PLC Executive Severance Plan (the “Aptiv Severance Plan”) and the Aptiv PLC Executive Change in Control Severance Plan (the “Aptiv Change in Control Plan”). These plans were adopted to provide severance protections to certain executives who are designated by the Aptiv Compensation Committee as eligible to participate in each plan, including Mr. Liotine.

The Aptiv Severance Plan generally provides for severance benefits in the event of a “qualifying separation” (as defined in the Aptiv Severance Plan to include a termination without “cause” or a resignation for “good reason”) of Mr. Liotine’s employment. Pursuant to the Aptiv Severance Plan, if Mr. Liotine incurs a qualifying separation, he would be entitled to receive severance payments equal in the aggregate to a multiple of annual base salary (one and one-half times for officers with at least two years of service, and one times for all other officers), unless and until he is employed by another employer. The Aptiv Severance Plan also provides a COBRA subsidy for a period of up to 18 months following a qualifying separation.

The Aptiv Change in Control Plan generally provides for “double-trigger” severance benefits in connection with a “qualifying separation” (as defined in the Aptiv Change in Control Plan to include a termination without “cause” or a resignation for “good reason”) that occurs in connection with or within two years after a change in control (as defined in the Aptiv Change in Control Plan). Pursuant to the Aptiv Change in Control Plan, if Mr. Liotine incurs a qualifying separation, he would generally be entitled to receive a lump sum cash payment in an amount equal to the sum of (1) two times base salary, and (2) two times the higher of his target annual cash incentive award opportunity for the year in which the separation occurs or in effect immediately prior to the change in control. In addition, if Mr. Liotine incurs a qualifying separation, he is also entitled to receive a lump sum payment representing the sum of 24 monthly COBRA premiums. The Aptiv Change in Control Plan does not provide for any excise tax gross-up benefit.

Benefits under the Aptiv Severance Plan and the Aptiv Change in Control Plan are generally subject to execution of a general waiver and release of claims in favor of Aptiv.

Other Benefits. Aptiv provides additional benefits, such as relocation and expatriate benefits to Aptiv’s named executive officers, when applicable, and in general, these benefits are the same as those provided to similarly situated Aptiv non-officer employees. Additional details are covered in the “2025 Summary Compensation Table”.

Compensation Governance Practices

Stock Ownership Guidelines. Aptiv maintains stock ownership guidelines applicable to Aptiv’s CEO and other Section 16 officers. Aptiv’s stock ownership guidelines require the Aptiv CEO to hold Aptiv stock worth six times base salary, and all other Section 16 officers, including Mr. Liotine, to hold Aptiv stock worth three times base salary.

Measurement and Share Counted. Aptiv’s officers, including Mr. Liotine, are expected to fulfill the ownership requirement within five years from the time they are appointed to their respective positions. Ownership is measured on the last day of each quarter using the average closing price for the last 10 trading days of the quarter. Shares counted toward the guidelines include:

•	Shares owned through purchase or retained after the vesting of time-based RSUs and performance-based RSUs;

•	Unvested time-based RSUs; and

•	Shares held in a 401(k) plan.

Unvested performance-based RSUs are not included in the share ownership calculation.

Retention Requirements. Until such time as the required holding is met, Aptiv’s officers, including Mr. Liotine, must retain 100% of net shares acquired after tax from the vesting of equity awards or purchases, subject to limited exceptions as approved by Aptiv’s CEO. Once the ownership requirement has been met, an officer, including Mr. Liotine, may sell stock; provided, however, that the minimum ownership requirement must continue to be met. All sales of Aptiv stock by executives and directors, including Mr. Liotine, must be completed through an approved 10b5-1 plan.

Compliance and Oversight. The Aptiv Compensation Committee reviews the ownership level for covered executives each year. As of the measurement date of December 31, 2025, Mr. Liotine had met his applicable ownership requirement, by holding Aptiv stock equal to 6.5x his then current base salary.

Clawback. Aptiv maintains two separate Compensation Clawback policies, including the Aptiv PLC Compensation Recoupment policy which complies with rules promulgated by the NYSE and the SEC (the “Aptiv Clawback Policy”). The Aptiv Clawback Policy generally applies to current and former executive officers, including Mr. Liotine, and it provides for the recovery of certain incentive-based compensation received during a three-year recovery period if Aptiv is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. The incentive-based compensation recoverable under the Aptiv Clawback Policy generally includes the amount of incentive-based compensation received (on or after October 2, 2023) that exceeds the amount that would have been received had it been determined based on the restated amounts (without regard to any taxes paid). The Aptiv Clawback Policy does not condition clawback on the fault of the executive officer, but the required clawback under the Aptiv Clawback Policy is subject to certain limited exceptions in accordance with the SEC and NYSE rules.

The other clawback policy Aptiv maintains (the “Aptiv Supplemental Policy”) is a supplement to the Aptiv Clawback Policy. The Aptiv Supplemental Policy gives the Aptiv Compensation Committee discretion to provide for forfeiture of awards or repayment of prior amounts if Aptiv’s financial statements are materially misstated or in material noncompliance with any financial reporting requirement under securities laws. Under the Aptiv Supplemental Policy, if the misstatement is due to fraud, then the participants responsible for the fraud will forfeit their rights to future awards and must repay any amounts they received from prior awards due to the fraudulent behavior.

Restrictive Covenants. All Aptiv executives, including Mr. Liotine, are required to sign confidentiality and non-interference agreements. The non-interference agreements include non-compete and non-solicitation covenants, which generally prohibit executives from:

•	Working for a competitor or otherwise directly or indirectly engaging in competition with Aptiv for 12 months after leaving Aptiv;

•	Soliciting or hiring employees for 24 months after leaving Aptiv; and

•	Soliciting customers for 24 months after leaving Aptiv.

If the terms of the confidentiality and non-interference agreements are violated, Aptiv has the right to cancel or rescind any unvested Aptiv Long-Term Incentive Plan award, consistent with applicable law.

No Excise Tax Gross-Ups. Aptiv does not provide any excise tax gross-ups specific to Aptiv’s officer population, including Mr. Liotine. Certain expatriate policy and relocation provisions, applicable to all salaried employees, allow for tax gross-ups as reimbursement for additional taxes or expenses incurred due to expatriate status or relocation expenses.

No Hedging/No Pledging. Aptiv’s Insider Trading Policy prohibits directors and employees, including Mr. Liotine, from entering into transactions that “hedge” the value of Aptiv stock and from pledging Aptiv securities as collateral for a loan, which includes engaging in short-term or speculative transactions and from engaging in short sales or the use of prepaid variable forward contracts, equity swaps, collars and exchange funds. In addition, Aptiv’s Insider Trading Policy prohibits directors and employees, including Mr. Liotine, from trading in options (such as put and call options) on Aptiv stock and purchasing Aptiv securities on margin or holding Aptiv securities in a margin account. Further, directors and employees, including Mr. Liotine, are encouraged to avoid frequent trading or speculating in Aptiv stock.

Independent Compensation Consultant. The Aptiv Compensation Committee has retained Meridian Compensation Partners (“Meridian”) as its independent compensation consultant since November 2023. The scope of the work done by Meridian during 2025 for the Aptiv Compensation Committee included the following:

•	Providing analyses and recommendations that inform the Aptiv Compensation Committee’s decisions;

•	Reviewing and making recommendations regarding Aptiv’s compensation and relative TSR peer groups;

•	Preparing and evaluating market pay data and competitive position analysis;

•	Analyzing realizable compensation in the context of performance;

•	Assisting in the benchmarking, design and development of Aptiv’s executive compensation programs;

•	Providing updates on market compensation trends and the regulatory environment as they relate to executive compensation;

•	Reviewing various management proposals presented to the Aptiv Compensation Committee related to executive compensation;

•	Working with the Aptiv Compensation Committee to validate and strengthen the pay-for-performance relationship and alignment with shareholders; and

•	Reviewing and providing commentary on executive pay related disclosures.

The Aptiv Compensation Committee assessed the independence of Meridian pursuant to SEC and NYSE rules, and no conflict of interest exists that would prevent Meridian from independently representing the Aptiv Compensation Committee. Meridian does not perform other services for Aptiv. Meridian met with the Aptiv Compensation Committee Chair and the Aptiv Compensation Committee outside the presence of management. In addition, Meridian participated in all of the Aptiv Compensation Committee’s meetings during 2025 and, when requested by the Aptiv Compensation Committee Chair, in preparatory meetings and in executive sessions at Aptiv Compensation Committee meetings.

2025 Summary Compensation Table

The table below sets forth specified information regarding the compensation of Joseph T. Liotine.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non- Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Joseph T. Liotine
Executive Vice President and President, EDS	2025

(1)

Base salary and annual incentive awards are eligible for deferral under the Aptiv DCP. Mr. Liotine participated in the Aptiv DCP in 2025. Total base salary and annual incentive award, including the deferred portions, are presented in this 2025 Summary Compensation Table. Contributions to the Aptiv DCP are displayed in the “2025 Non-Qualified Deferred Compensation” section.

(2)	The 2025 bonus amount represents a one-time cash payment made in connection with Mr. Liotine’s hiring.
(3)

The award values reflected in the “Stock Awards” column are the grant date fair values of Mr. Liotine’s respective long-term incentive awards determined in accordance with FASB ASC Topic 718. For assumptions used in determining the fair value of these awards, see Note 21, Share-Based Compensation to the Consolidated Financial Statements in Aptiv’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The award values include the grant date fair value of 2025 performance-based RSUs based on target performance, which was the probable outcome at grant. Assuming maximum performance achievement and based on grant date share price, for Mr. Liotine’s performance-based RSUs granted in 2025, the values for awards in the “Stock Awards” column would be $   .

(4)	Amounts reported in the “All Other Compensation” column for 2025 reflect the following:

Name	Aptiv Contributions ($)(a)	Life Insurance ($)(b)	Other ($)(c)	Total ($)
Joseph T. Liotine

(a)

This column reflects Aptiv’s contributions to both the qualified Aptiv Salaried 401(k) Plan and the non-qualified Aptiv DCP. For all participants in the Aptiv Salaried 401(k) Plan, Aptiv provides a contribution of 4% of base salary and annual incentive award. Aptiv also provides a matching contribution equal to 50% of the participant’s contributions to the program, up to a maximum of 7% of the participant’s base salary and annual incentive award. Additional details regarding the Aptiv DCP are provided in the “2025 Non-Qualified Deferred Compensation” section.

(b)	This column reflects the dollar value of the insurance premiums paid by Aptiv for premium payments made regarding his life insurance policy.
(c)	This amount represents HSA contributions.

2025 Grants of Plan-Based Awards

The table below sets forth the threshold, target and maximum award payout opportunities (or full award opportunity, as applicable) for plan-based awards that were granted to Mr. Liotine in 2025.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or	Grant Date Fair Value of Stock
Name	Grant Date	Award Type	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Units (#)(3)	Awards ($)(4)
Joseph T. Liotine		AIP

	2/28/2025	Time-Based RSU

	2/28/2025	Performance- Based RSU

(1)

These columns show the threshold, target and maximum awards payable to Mr. Liotine under Aptiv’s 2025 Annual Incentive Plan. The final award is determined by corporate performance, as approved by the Aptiv Compensation Committee.

(2)

These columns show the threshold, target and maximum number of RSUs possible under the performance-based RSUs granted in 2025 pursuant to Aptiv’s Long-Term Incentive Plan. The actual payouts will be based on two performance metrics (Average Return on Invested Capital and Software and Adjacent Market Revenue) and a relative TSR modifier during the performance period from January 1, 2025 through December 31, 2027.

(3)

This column shows the number of time-based RSUs granted to Mr. Liotine in 2025 pursuant to Aptiv’s Long-Term Incentive Plan. Annual time-based RSUs vest ratably over three years on the first, second and third anniversary dates of the date of grant.

(4)

This column reflects the grant date fair value of each 2025 equity award determined in accordance with FASB ASC Topic 718. For the grant date fair values of performance-based RSU awards granted in 2025, the amount reflects the target outcome of the performance conditions. The grant date value for the time-based RSU awards granted in 2025 was determined based on the grant date closing price of Aptiv stock on the NYSE. The closing price of Aptiv stock on February 28, 2025 was $65.12. The grant date fair value for the performance-based RSU awards granted in 2025 was determined using a Monte Carlo simulation and was based on a price of $72.56 per share.

Mr. Liotine is party to an offer letter with Aptiv that generally describes the compensation and benefits initially provided to him upon employment, including benefits upon termination. For more information about these arrangements, refer to “Potential Payments Upon Termination or Change in Control”. For more information about Mr. Liotine’s relative mix of salary and other compensation elements in proportion to total compensation, refer to “2025 Compensation Program Overview—2025 Total Direct Compensation Opportunities”.

2025 Outstanding Equity Awards at Fiscal Year-End

The values displayed in the table below reflect Mr. Liotine’s outstanding long-term incentive awards as of December 31, 2025.

Stock Awards
Name	Restricted Stock Unit Grant Date or Performance Period(1)	Number of Shares or Units of Stock That Have Not Vested (#)(3)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5),(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Joseph T. Liotine	6/21/2024		(2)
	6/21/2024
	2/28/2025
	1/1/2024-12/31/2026
	1/1/2025-12/31/2027

(1)	To better understand the information in this table, the time-based RSU award grant dates and the performance periods of Aptiv’s performance-based RSU awards have been included.
(2)	Mr. Liotine received a one-time time-based RSU award as part of his new hire package; his start date was April 29, 2024. This award vests 50% on each of June 21, 2025 and 2026.
(3)

This column shows the unvested time-based RSU awards as of December 31, 2025, which, except for the one-time awards described in footnote 2 of this table, vest ratably on each of the first, second and third anniversaries of the grant date.

(4)	The amount shown represents the market value of awards using a per share price of $76.09, the closing price of Aptiv stock on December 31, 2025 (the last trading day of fiscal 2025).
(5)	Performance-based RSUs presented at maximum performance levels.
(6)

Of the awards reflected in this column, the 2024-2026 performance-based RSUs will be settled in early 2027 after the results for the three-year performance period are determined and the 2025-2027 performance-based RSUs will be settled in early 2028 after the results for the three-year performance period are determined.

2025 Option Exercises and Stock Vested Table

The following table sets forth information regarding vested stock awards during 2025 for Mr. Liotine. The value realized on vesting is based on the market price of the underlying Aptiv shares on the vesting date.

Stock Awards(1)
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joseph T. Liotine

(1)	The shares and values include time-based RSUs that vested on February 28, 2025, and June 21, 2025.

2025 Non-Qualified Deferred Compensation

The Aptiv Deferred Compensation Plan (“Aptiv DCP”) is a non-qualified deferred compensation program available to a limited number of Aptiv employees, including Mr. Liotine. Under the Aptiv DCP, participants receive Aptiv contributions in excess of the limits imposed upon the Aptiv Salaried 401(k) Plan by the Code.

Plan Benefits

Employees who were eligible for DCP deferrals in 2025 were permitted to defer additional income above $350,000 (the maximum eligible compensation limit under the Aptiv Salaried 401(k) Plan for 2025) into an Aptiv DCP deferral account. They also received the following benefits:

•

All DCP-eligible employees receive an Aptiv contribution of 4% of their base salary and annual incentive award. This contribution occurs even if the individual does not elect to make deferrals into the Aptiv DCP; and

•

Eligible employees who made deferral contributions under the Aptiv DCP received an additional Aptiv matching contribution of 50% on the individual’s voluntary deferrals up to 7% of the base salary and annual incentive award over the qualified plan limit, which constitutes a maximum contribution by Aptiv of 3.5% of each employee’s eligible compensation.

Investment Options

Participants in the Aptiv DCP may select investment options for their deferred amounts. The investment options consist of a small selection of index mutual funds and do not offer any guaranteed or above-market returns.

Deferral Election Process

The Aptiv DCP deferral election process is conducted prior to the year in which eligible income is earned. For the 2025 plan year, deferral elections were required to be made no later than December 31, 2024. During this process, eligible employees were allowed to make deferral elections related to their 2025 base salary and any annual incentive award based on 2025 performance that would be scheduled to be paid in 2026 (but no later than March 15, 2026).

Distributions

Eligible employees must also elect a distribution date for their deferred amounts. A base salary deferral must remain deferred for a minimum of one year, and any annual incentive deferrals must remain deferred for a minimum of two years.

Vesting

All employee deferrals and Aptiv contributions are immediately vested.

The values displayed in the table below include contributions to Mr. Liotine’s Aptiv DCP account by Mr. Liotine and by Aptiv in 2025, as well as the aggregate balance of Mr. Liotine’s account at the end of 2025.

2025 Non-Qualified Deferred Compensation Table

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
Joseph T. Liotine

(1)

Mr. Liotine elected to defer a portion of his salary and annual incentive awards as permitted under the Aptiv DCP. Mr. Liotine’s total salary and annual incentive award, including these deferred amounts, are reported in the “2025 Summary Compensation Table”.

(2)

Aptiv contributions to Mr. Liotine’s DCP account, along with contributions to the qualified Aptiv Salaried 401(k) Plan, are disclosed in the “All Other Compensation” column in the “2025 Summary Compensation Table”.

(3)	Aggregate earnings represent change in market value less any fee paid by Mr. Liotine, but none of these amounts are disclosed in the “2025 Summary Compensation Table”.

Potential Payments Upon Termination or Change in Control

Employment Arrangements

Mr. Liotine is party to an offer letter, which describes Aptiv’s standard terms and conditions of employment and the compensation and benefits provided to Mr. Liotine.

Mr. Liotine has signed a non-interference and confidentiality agreement, described above in the “Compensation Discussion and Analysis” section. The non-interference agreement includes both non-compete and non-solicitation covenants.

Annual Incentive Plan

In the event of a change in control, Mr. Liotine’s annual incentive target award will be prorated for the time period between the plan start date and the effective change in control date. A payment will also be calculated for that time period based on actual performance and compared to the prorated target, with Mr. Liotine receiving the larger of the two values. Payment of the award will be made as soon as practicable following the date of change in control, but prior to March 15 of the calendar year following the year in which a change in control occurs.

In the event of the death of Mr. Liotine or a termination of Mr. Liotine’s employment due to disability, Mr. Liotine’s annual incentive target award for the year of such event will be pro-rated, subject to further adjustment to reflect business performance.

Long-Term Incentive Plan

Except in the event of death or disability with respect to awards granted on or after February 28, 2025, awards outstanding for less than one year will be forfeited upon termination. Upon a voluntary resignation from Aptiv (other than for good reason), including retirement, any time-based RSUs that have not vested will be canceled. Upon a termination without cause or for good reason, or due to death or disability for any awards granted before February 28, 2025, the time-based RSUs will be prorated over the period between the grant date and termination date. Any unvested pro-rata awards generally will be delivered at the next scheduled vesting date, but no later than March 15 of the year following the year in which the vesting occurs. In the event of death or disability with respect to awards granted on or after February 28, 2025, unvested time-based RSUs will vest in full, and such awards will be delivered at the next scheduled vesting date, but no later than March 15 of the year following the year in which the vesting occurs.

Upon a termination without cause, for good reason or due to retirement, or due to death or disability with respect to awards granted before February 28, 2025, any outstanding performance-based RSUs will be prorated over the period between the grant date and termination date. In the event of death or disability with respect to awards granted on or after February 28, 2025, any outstanding performance-based RSUs will vest in full, based on performance. The final performance payout will be determined based on actual performance at the end of the performance period and shares generally will be distributed at the time of the general distribution. For this purpose, “retirement” means a voluntary termination of employment after attaining at least age 55 and at least 10 years of service.

If Mr. Liotine voluntarily departs (with the exception of the retirement and good reason provisions discussed above) or is terminated for cause, or in the event of any other termination (other than due to death or disability with respect to awards granted on or after February 28, 2025) prior to the first anniversary of the grant date, all outstanding unvested equity awards will be canceled.

Upon a qualifying termination within two years after a change in control, or upon a change in control if a replacement award is not provided, outstanding unvested equity awards will vest as follows:

•	Time-based RSUs will vest in full; and

•

After a determination by the Compensation Committee of Aptiv’s performance at the time of the change in control, the number of performance-based RSUs that will vest will be equal to the greater of (a) the performance-based RSUs earned through the change in control date, or (b) 100% of the performance-based RSUs granted.

A replacement award is an award with respect to the stock of Aptiv or its successor that is at least equal in value to the outstanding award, relates to a publicly traded security and has no less favorable terms than the outstanding award. A qualifying termination after a change in control includes any termination by Aptiv without cause, or by Mr. Liotine for good reason, or due to death or disability.

Change in Control Plan

For Mr. Liotine, the Aptiv Change in Control Plan generally provides for severance benefits in connection with a “qualifying separation” (as defined in the Aptiv Change in Control Plan to include a termination without “cause” or a resignation for “good reason”) that occurs in connection with or within two years after a change in control (or, in the case of a termination without cause at the request of a party involved in a change in control, after the signing of the transaction agreement and prior to consummation or termination of the transaction). Pursuant to the Aptiv Change in Control Plan, if Mr. Liotine incurs a qualifying separation, Mr. Liotine would be entitled to receive generally a lump sum cash payment in an amount equal to the sum of (1) two times base salary, using the higher of the base salary at termination and the base salary immediately prior to the change in control, and (2) two times the higher of Mr. Liotine’s target annual cash incentive award opportunity for the year in which the separation occurs or in effect immediately prior to the change in control. In addition, if Mr. Liotine incurs a qualifying separation, Mr. Liotine is also entitled to receive a lump sum payment representing the sum of 24 monthly COBRA premiums. Severance benefits under the Aptiv Change in Control Plan are subject to Mr. Liotine’s execution of a customary release of claims in favor of Aptiv.

Severance Plan

For the Mr. Liotine, the Aptiv Severance Plan generally provides for severance benefits in the event of a “qualifying separation” (as defined in the Aptiv Severance Plan to include a termination without “cause” or a resignation for “good reason”) of Mr. Liotine’s employment. Pursuant to the Aptiv Severance Plan, if Mr. Liotine incurs a qualifying separation, Mr. Liotine would be entitled to receive severance payments equal in the aggregate to a multiple of one times annual base salary, unless and until Mr. Liotine is employed by another employer. The Aptiv Severance Plan also provides Mr. Liotine a COBRA subsidy for a period of up to

18 months following a qualifying separation. Severance benefits under the Aptiv Severance Plan are subject to Mr. Liotine’s execution of a customary release of claims in favor of Aptiv.

Definitions

For purposes of Aptiv’s executive compensation plans and arrangements described in this section, the following definitions apply:

“Cause” is generally defined as:

•	Indictment for a felony or for any other crime that has or could be reasonably expected to have an adverse impact on performance of duties to Aptiv or on the business or reputation of Aptiv;

•	Mr. Liotine being the subject of any order regarding a fraudulent violation of securities laws;

•	Conduct in connection with employment or service that is not taken in good faith and has resulted or could reasonably be expected to result in material injury to the business or reputation of Aptiv;

•	Willful violation of Aptiv’s Code of Conduct or other material policies;

•	Willful neglect in the performance of duties for Aptiv, or willful or repeated failure or refusal to perform these duties; or

•	Material breach of any applicable employment agreement.

“Good reason” is generally defined as:

•	A material diminution in base salary;

•	A material diminution in authority, duties or responsibilities;

•	Relocation of Mr. Liotine’s principal place of employment by more than 50 miles; or

•	Any other action or inaction that is a material breach by Aptiv of the agreement under which Mr. Liotine provides services to Aptiv.

A “change in control” generally occurs if any of the following events occur (subject to certain limitations and exceptions as further set forth in the applicable plans and arrangements):

•

A change in ownership or control of Aptiv resulting in any person or group other than Aptiv or an Aptiv employee benefit plan acquiring securities of Aptiv possessing more than 30% of the total combined voting power of Aptiv’s equity securities outstanding after such acquisition;

•	The majority of the Aptiv Board of Directors is replaced by persons whose election was not approved by a majority of the incumbent Aptiv Board of Directors;

•

Consummation of a merger or consolidation of Aptiv, other than a merger or consolidation which would result in the voting securities of Aptiv outstanding immediately prior to such merger or consolidation continuing to represent at least 50% of the combined voting power and total fair market value of the resulting entity; or

•	Consummation of a sale of all or substantially all of the assets of Aptiv, in one or a series of related transactions, to any person or group other than Aptiv.

Potential Payments Upon Termination Or Change In Control Table

Termination Scenario
Name	Component	Voluntary Resignation /Retirement (If Eligible) ($)(5)(6)	Involuntary (Not For Cause) or For Good Reason ($)	Involuntary (For Cause) ($)	Change in Control and Termination ($)	Death /Disability ($)
Joseph T. Liotine	Cash Severance(1)	—		—		—
	Annual Incentive Plan(2)	—	—	—
	Long-Term Incentives—Time-Based Restricted Stock Units(3)(4)	—		—
	Long-Term Incentives—Performance-Based Restricted Stock Units(3)(4)	—		—
	Benefits Continuation	—		—
	Total	—		—

(1)

In the case of an involuntary not for cause termination or a termination for good reason, Mr. Liotine is eligible for a severance payment equal to one times base salary, payable in installments. In the case of a qualifying change in control and termination, Mr. Liotine is eligible to receive a lump sum severance payment equal to two times base salary, plus two times the value of the annual incentive plan target award.

(2)

In the case of a change in control, Mr. Liotine would receive a prorated annual incentive award based on the greater of (a) actual performance or (b) target. If Mr. Liotine terminates due to death or disability, he would receive a prorated annual incentive award based on actual performance. In the case of any other terminations prior to the payment date, the award is forfeited in its entirety. The values shown use target performance.

(3)	The value shown is based on the market value of the award using a per-share price of $76.09, the closing price of Aptiv stock on December 31, 2025 (the last trading day of fiscal 2025).
(4)

In the event of a qualifying termination within two years after a change in control, Mr. Liotine’s awards will vest as described under “Potential Payments Upon Termination or Change in Control—Long-Term Incentive Plan”. Also as described under “Potential Payments Upon Termination or Change in Control—Long-Term Incentive Plan”, if at the time of a change in control Mr. Liotine does not receive replacement awards, his awards will vest upon the change in control regardless of whether his employment is terminated. The performance-based RSUs included represent a 100% payout of each award.

As required by Section 409A of the Code, Mr. Liotine must wait six months to receive a payment under the plan by reason of termination of employment. Payments for departure on December 31, 2025, would generally be made within 60 days after July 1, 2026. All amounts are estimates only, and actual amounts will vary depending upon the facts and circumstances applicable at the time of the triggering event.

PRINCIPAL SHAREHOLDERS

As of the date hereof, all of our outstanding ordinary shares are owned by Aptiv. Immediately after the Spin-Off, Aptiv will own none of our ordinary shares.

The following table provides information with respect to the expected beneficial ownership of our ordinary shares immediately after the Spin-Off by (i) each person who we believe will be a beneficial owner of more than 5% of our outstanding ordinary shares, (ii) each of our expected directors, director nominees and named executive officers, and (iii) all expected directors and executive officers as a group. We based the share amounts on each person’s beneficial ownership of Aptiv ordinary shares as of     , unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one of our ordinary shares for every     ordinary shares of Aptiv. Beneficial ownership is determined in accordance with the rules of the SEC.

To the extent our directors and officers own Aptiv ordinary shares at the time of the Spin-Off, they will participate in the Spin-Off on the same terms as other holders of Aptiv ordinary shares.

Except as otherwise noted in the footnotes below, each person or entity identified has sole voting and investment power with respect to such securities. Following the Spin-Off, we expect to have outstanding an aggregate of     ordinary shares based upon (i)     ordinary shares of Aptiv outstanding on     , (ii) the distribution by Aptiv of all of our ordinary shares on the Distribution Date, and (iii) applying the distribution ratio of one of our ordinary shares for every     ordinary shares of Aptiv held as of the Record Date.

Unless otherwise indicated, the address of each named person is c/o Versigent, Spitalstrasse 5, 8200 Schaffhausen, Switzerland. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares Outstanding (1)
5% or greater shareholders:(2)
The Vanguard Group, Inc.(3) 100 Vanguard Blvd. Malvern, PA 19355			%
BlackRock, Inc.(4) 55 East 52nd Street New York, NY 10055			%
Jane Street Group, LLC (5) 250 Vesey Street New York, NY 10281			%
Massachusetts Financial Services Company(6) 111 Huntington Avenue Boston, MA 02199			%
Directors and Named Executive Officers
%
%
%
%
%
%
%
%
%
%
%
%
All Executive Officers and Directors as a Group ( persons)			%

*	Represents less than 1%.
(1)

Based on    of our ordinary shares, which is calculated by applying the distribution ratio of one of our ordinary shares for every     ordinary shares of Aptiv to the number of ordinary shares of Aptiv outstanding as of     .

(2)

Based upon information available as of    as to those persons who beneficially own more than 5% of Aptiv ordinary shares and assuming that for every     shares of Aptiv held by such persons they will receive one Versigent ordinary share.

(3)	Represents ordinary shares beneficially owned by The Vanguard Group, Inc. This information is based on a Schedule 13G/A with respect to Aptiv ordinary shares filed with the SEC on February 13, 2024.
(4)

Represents ordinary shares beneficially owned by BlackRock, Inc. and/or certain other non-reporting entities. This information is based on a Schedule 13G/A with respect to Aptiv ordinary shares filed with the SEC on February 12, 2024.

(5)

Represents ordinary shares beneficially owned by Jane Street Group, LLC and/or certain other non-reporting entities. This information is based on a Schedule 13G/A with respect to Aptiv ordinary shares filed with the SEC on May 13, 2025.

(6)

Represents ordinary shares beneficially owned by Massachusetts Financial Services Company. This information is based on a Schedule 13G with respect to Aptiv ordinary shares filed with the SEC on November 4, 2025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Aptiv

Following the Spin-Off, we and Aptiv will operate separately, each as an independent public reporting company. We and Aptiv will enter into a Separation and Distribution Agreement that will effectuate the separation and distribution. We and Aptiv will also enter into other agreements, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, an Intellectual Property Cross License Agreement and Supply Agreements. These agreements will provide a framework for our relationship with Aptiv after the Spin-Off, and provide for the allocation between Versigent and Aptiv of assets, liabilities and obligations attributable to periods prior to, at and after the Spin-Off.

The expected forms of certain of these agreements will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of these agreements are summaries of their material terms and do not purport to be complete. These summaries are subject to, and qualified in their entirety, by reference to the full text of the applicable agreements.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Aptiv before the Spin-Off. The Separation and Distribution Agreement will set forth our agreements with Aptiv regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Aptiv following the Spin-Off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities so that we and Aptiv retain the assets and liabilities associated with our respective businesses. The Separation and Distribution Agreement will generally provide that the assets comprising our business will consist of those exclusively related to our current or former business and operations or otherwise allocated to the business through a process of dividing shared assets. The liabilities we will assume in connection with the Spin-Off will generally consist of those related to the assets comprising our business or to the past and future operations of our business. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Aptiv.

Reorganization Transactions

The Separation and Distribution Agreement will describe certain actions related to our separation from Aptiv that will occur prior to the Spin-Off, or in limited instances, following the Spin-Off, including the contribution by Aptiv to us of the assets and liabilities that comprise our business. The assigned rights, interests and obligations will generally be those that relate to our business pursuant to the transfer standards described above.

Intercompany Arrangements

All agreements, arrangements, commitments, and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Aptiv, on the other hand, will terminate and/or be repaid effective as of the Distribution Date or shortly thereafter, except specified agreements and arrangements that are intended to survive the Spin-Off.

Representations and Warranties

Neither we nor Aptiv will make any representations or warranties regarding any assets or liabilities transferred or assumed (including with respect to the sufficiency of assets for the conduct of our business), any notices, consents, or governmental approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets or liabilities transferred, the absence of any defenses relating to any claim of either party, or the legal sufficiency of any conveyance documents.

Further Assurances

The parties will use reasonable best efforts, subject to the limitations in the Separation and Distribution Agreement, to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Spin-Off. In addition, the parties will use reasonable best efforts, subject to the limitations in the Separation and Distribution Agreement, to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained.

The Spin-Off

The Separation and Distribution Agreement will govern Aptiv’s and our respective rights and obligations regarding the proposed Spin-Off. On or prior to the Distribution Date, Aptiv will deliver 100% of our issued and outstanding ordinary shares to the Distribution Agent. On or as soon as practicable following the Distribution Date, the Distribution Agent will electronically deliver our ordinary shares to Aptiv shareholders based on the distribution ratio. The Aptiv Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date, and the terms of the Spin-Off, including any decision to retain our ordinary shares following the Spin-Off. In addition, Aptiv may, at any time until the Spin-Off, decide to abandon the Spin-Off or modify or change the terms of the Spin-Off.

Conditions

The Separation and Distribution Agreement will also provide that several conditions must be satisfied or, to the extent permitted by law, waived by Aptiv, in its sole and absolute discretion, before the Spin-Off can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.”

Exchange of Information

We and Aptiv will agree to provide each other with information reasonably needed to comply with reporting, disclosure, filing, or other requirements of any national securities exchange or governmental authority, and requested by the other party for use in judicial, regulatory, administrative, and other proceedings or in order to satisfy audit, accounting, litigation, and other similar requirements. We and Aptiv will also agree to use reasonable best efforts to retain such information in accordance with specified record retention policies. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination

The Aptiv Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Spin-Off.

Release of Claims

We and Aptiv will each agree to release the other and its affiliates, successors, and assigns, and all persons that prior to the Spin-Off have been the other’s shareholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, and certain other parties, from any and all liabilities existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing or alleged to have existed on or before the Spin-Off, including in connection with the

Spin-Off and all other activities to implement the Spin-Off. The releases will not extend to obligations or liabilities under the Separation and Distribution Agreement or any ancillary agreement entered into between us and Aptiv, or our respective Subsidiaries, in connection with the Spin-Off, to any other agreements between us and Aptiv that remain in effect following the separation pursuant to the Separation and Distribution Agreement, or to certain other obligations or liabilities specified in the Separation and Distribution Agreement.

Indemnification

We and Aptiv will each agree to indemnify the other and each of the other’s current and former directors, officers, and employees, and each of the heirs, executors, administrators, successors, and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Aptiv’s respective businesses. The amount of either Aptiv’s or our indemnification obligations will be reduced by any net insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Aptiv will provide us, and we will provide Aptiv, with certain specified services for a limited time to ensure an orderly transition following the Spin-Off. The service periods, which vary by service, will not be longer than two years following the Spin-Off. Either party may terminate the agreement with respect to any service if the other party has failed to perform any of its material obligations and such failure is not cured within the applicable cure period. The parties may negotiate mutually agreed reductions in the scope of services provided. The Transition Services Agreement will provide for customary indemnification and limits on liability.

Tax Matters Agreement

The Tax Matters Agreement will generally govern our and Aptiv’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the Distribution Date, as well as tax periods beginning before, and ending after, the Distribution Date. Aptiv will generally be responsible and indemnify us for taxes imposed on a joint return basis for periods ending on the Distribution Date, and we will generally be responsible and indemnify Aptiv for taxes imposed on us or our subsidiaries on a separate return basis. In addition, the Tax Matters Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. Taxes incurred in respect of the restructuring will generally be allocated to, and paid, by Aptiv. If, however, the amount of any restructuring taxes is determined pursuant to the final determination of an audit or other tax proceeding to exceed the amount of such taxes Aptiv determined to be reportable, liability for such excess taxes will be allocated between us and Aptiv based on our relative fair market values as of the day after the Spin-Off.

In addition, the Tax Matters Agreement will require us to indemnify Aptiv for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state, and local income tax law, as well as non-U.S. tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with such transactions, (b) the application of certain provisions of U.S. federal income tax law to these transactions, or (c) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement, or other ancillary agreements) by us after the Spin-Off that gives rise to these taxes. Moreover, to the extent such taxes are incurred and neither we nor Aptiv are at fault for such taxes, liability for such taxes will be allocated between us and Aptiv based on our relative fair market values as of the day after the Spin-Off. Aptiv will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but we will have notification and information rights regarding Aptiv’s conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest.

The Tax Matters Agreement will impose certain restrictions on us and our subsidiaries until the second anniversary of the distribution (including restrictions on share issuances, redemptions or repurchases, mergers or other business combinations, sales of assets and similar transactions) that are designed to address compliance with Section 355 and related provisions of the Code, as well as state, local, and non-U.S. tax law, and are intended to preserve the tax-free nature of the Spin-Off and related transactions. Under the Tax Matters Agreement, we will be subject to these restrictions for two years following the Spin-Off unless Aptiv obtains a private letter ruling from the IRS or we obtain an opinion of counsel, in each case acceptable to Aptiv in its discretion, that the restricted action would not impact the non-recognition treatment of the Spin-Off or other transaction, or unless Aptiv otherwise gives its consent for us to take a restricted action in its discretion. Even if such a private letter ruling or opinion were obtained, or Aptiv did otherwise consent to our taking an otherwise restricted action, we would remain liable to indemnify Aptiv in the event such restricted action gives rise to an otherwise indemnifiable liability. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our shareholders may consider favorable. Our potential indemnification obligation cannot be estimated with certainty because it depends in part on the fair market value of our stock distributed in the Spin-Off, as well as the treatment and interaction of the related internal transactions. The potential indemnification obligation may be material. For a description of the measure of the tax imposed on us if the distribution were to be determined to be taxable, see the discussion under the heading “Material U.S. Federal Income Tax Consequences of the Spin-Off—Indemnification Obligation.”

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Aptiv that allocates liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The Employee Matters Agreement will govern Aptiv’s and our compensation and employee benefit obligations with respect to the current and former employees and (with respect to equity award matters) non-employee directors of each company.

The Employee Matters Agreement will provide that, subject to certain exceptions, we will be responsible for liabilities associated with our employees and former employees whose last employment was with our business.

Employee Benefits

Our employees currently participate in various retirement, health and welfare, and other employee benefit and compensation plans maintained by Aptiv. As of January 1, 2026 (or at the time otherwise specified for certain non-U.S. plans), our employees were eligible to participate in Versigent benefit plans in accordance with the terms and conditions of such plans as in effect from time to time. Subject to certain exceptions, we will establish, or will have established prior to the Spin-Off, retirement, health and welfare, and other employee benefit plans that generally mirror the terms of the corresponding Aptiv benefit plans. Under our benefit plans, we will credit each of our employees with his or her Aptiv service to the same extent such service was recognized by Aptiv and so long as such crediting does not result in a duplication of benefits.

Treatment of Equity Compensation

The Employee Matters Agreement will provide for the adjustment of the outstanding awards granted under the Aptiv equity compensation programs, including as follows:

With respect to Aptiv restricted stock units held by Versigent employees, including Versigent employees who are Aptiv named executive officers prior to the Spin-Off, that are outstanding on the Distribution Date and for which the underlying security is Aptiv ordinary shares, each such outstanding Aptiv restricted stock unit (including performance-based restricted stock units (“PRSUs”)) will be equitably adjusted or converted into an award with respect to Versigent ordinary shares. With respect to each other Aptiv restricted stock unit that is outstanding on the Distribution Date and for which the underlying security is Aptiv ordinary shares, each such outstanding Aptiv restricted stock unit (including PRSUs) will also be equitably adjusted or converted but will continue to relate to Aptiv ordinary shares. In each case, the outstanding Aptiv award will be equitably adjusted or converted in a manner that is intended to preserve the approximate intrinsic value of such Aptiv equity award following the Spin-Off. With respect to each such adjusted or converted award, the number of underlying shares (at target, in the case of the PRSUs) will be determined based on a ratio applied to the number of Aptiv ordinary shares subject to the original Aptiv award outstanding on the Distribution Date.

Performance achievement with respect to PRSUs will also be equitably adjusted in connection with the Spin-Off. To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or conversions contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Aptiv may determine that a different equitable adjustment or grant will apply to avoid any such adverse consequences.

For purposes of vesting for all awards, continued employment with or service to Aptiv or Versigent, as applicable, will generally be treated as continued employment with respect to the adjusted restricted stock units (including with respect to PRSUs).

Treatment of Cash Incentive Compensation

The Employee Matters Agreement will set forth our obligations to our employees with respect to their pre-Spin-Off participation in the Aptiv Annual Incentive Plan, or any other cash incentive compensation plan, and their participation in our post-Spin-Off cash incentive compensation plan(s).

Intellectual Property Cross License Agreement

We intend to enter into an Intellectual Property (“IP”) Cross License Agreement with Aptiv governing each party’s ongoing rights to use certain IP to enable continued freedom-to-operate within its existing business. Under such IP Cross License Agreement, we and Aptiv each will grant to the other a non-exclusive, fully paid-up, royalty-free and perpetual license to IP owned by the applicable licensing party that is used in the other’s business as of the Spin-Off, subject to certain exclusions. Each party will be permitted to use the IP licensed to it for the continued conduct of its business as conducted as of the Spin-Off and natural evolutions thereof, subject to certain limitations. This license will not extend to any trademarks, including the APTIV name, which will be addressed separately by certain limited phase-out rights provided under the Separation and Distribution Agreement.

Supply Agreements

We intend to enter into Supply Agreements pursuant to which Aptiv will supply to us, and we shall purchase from Aptiv, certain products that Aptiv currently supplies to us. The Supply Agreements will terminate two years after the Spin-Off.

Policy and Procedures Governing Related Party Transactions

In connection with the Spin-Off, the Board will adopt a written Related Party Transaction Policy applicable to the Company’s executive officers, directors and nominees for director.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

The following is a summary of the material U.S. federal income tax consequences of (i) the receipt of Versigent ordinary shares by “U.S. Holders” (as defined below) in connection with the Spin-Off and (ii) the ownership and disposition of Versigent ordinary shares received in the Spin-Off by U.S. Holders. This summary is based on the Code, the Treasury Regulations promulgated under the Code, judicial and administrative interpretations of those laws and the income tax treaty between the United States and Switzerland, in each case, as in effect and available as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is also based upon the assumption that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and as described elsewhere in this information statement. This summary is limited to holders of Aptiv ordinary shares that are U.S. Holders, as defined immediately below, that hold their Aptiv ordinary shares as a capital asset. A “U.S. Holder” is a beneficial owner of Aptiv ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary is for general information only and is not tax advice. It does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	brokers, dealers or traders in securities, commodities or currencies;

•	personal holding companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons holding Aptiv ordinary shares as intermediaries, agents or nominees;

•	tax-exempt entities;

•	banks, insurance companies or other financial institutions;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Aptiv ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, 10% or more, by voting power or value, of Aptiv equity;

•

shareholders owning Aptiv ordinary shares as part of a position in a straddle or as part of a hedging, conversion, synthetic security, integrated investment, constructive sale transaction or other risk reduction transaction for U.S. federal income tax purposes;

•	persons who are subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	certain former citizens or long-term residents of the United States;

•	persons who are subject to special accounting rules under Section 451(b) of the Code;

•	persons who own Aptiv ordinary shares through partnerships or other pass-through entities; or

•	persons who hold Aptiv ordinary shares through a tax-qualified retirement plan.

This summary is not a complete analysis or description of all potential U.S. federal income tax consequences of the Spin-Off. It does not address any tax consequences arising under the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, it does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences of the Spin-Off.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Aptiv ordinary shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

Subject to the discussion below under “—PFIC Considerations”, this summary further assumes that neither Aptiv nor Versigent is a PFIC. In that regard, we believe that neither Aptiv nor Versigent is currently a PFIC, and we do not expect either entity to become one in the foreseeable future. To the extent either Aptiv or Versigent is a PFIC, the tax consequences described below may be materially different. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if either Aptiv or Versigent is a PFIC.

EACH HOLDER OF APTIV ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF.

Consequences of the Spin-Off

General

It is a condition to the Spin-Off that Aptiv receive one or more tax opinions from Aptiv’s tax advisors, satisfactory to the Aptiv Board in its sole discretion, regarding treatment of the Spin-Off as a distribution under Section 355(a) of the Code. Aptiv does not intend to seek a ruling from the IRS with respect to the U.S. federal income tax treatment of the Spin-Off or related transactions. The opinion of Aptiv’s tax advisors will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. If the Spin-Off qualifies for tax-free treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, and no amount will be includible in the income of, certain subsidiaries of Aptiv as a result of the Spin-Off;

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Spin-Off, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the Aptiv ordinary shares and Versigent ordinary shares held by each U.S. Holder immediately after the Spin-Off will be the same as the aggregate tax basis of the Aptiv ordinary shares held by the U.S. Holder immediately before the Spin-Off, allocated between the Aptiv ordinary shares and Versigent ordinary shares in proportion to their relative fair market values on the date of the Spin-Off (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•	the holding period of Versigent ordinary shares received by each U.S. Holder will include the holding period of their Aptiv ordinary shares.

U.S. Holders that have acquired different blocks of Aptiv ordinary shares at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of Versigent ordinary shares distributed with respect to such blocks of Aptiv ordinary shares.

The opinions of Aptiv’s tax advisors will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this information statement and a number of other documents. In addition, the opinions of Aptiv’s tax advisors will rely on certain facts, assumptions, representations, and undertakings from Aptiv and us regarding the past and future conduct of the companies’ respective businesses and other matters and will be subject to certain caveats. If any of these facts, assumptions, representations, or undertakings are, or become, inaccurate or incomplete or are not otherwise satisfied, Aptiv and its shareholders may not be able to rely on the opinions, and certain subsidiaries of Aptiv and U.S. Holders could be subject to significant tax liabilities.

The opinions of Aptiv’s tax advisors will not be binding on the IRS or any courts, and there can be no assurance that the IRS will not take a contrary position or that a court will not uphold such position taken by the IRS. If the conclusions expressed in the opinions are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off (including the tax consequences to certain U.S. subsidiaries of Aptiv and U.S. Holders) could be materially less favorable.

If the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, the above consequences would not apply, certain subsidiaries of Aptiv could be subject to U.S. tax, and each U.S. Holder who receives Versigent ordinary shares in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of Versigent ordinary shares received, which generally would result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Aptiv’s current or accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Aptiv ordinary shares to the extent the amount received exceeds the shareholder’s share of Aptiv’s earnings and profits; and

•

a taxable gain from the exchange of Aptiv ordinary shares to the extent the amount received exceeds the sum of the U.S. Holder’s share of Aptiv’s earnings and profits and the U.S. Holder’s basis in its Aptiv ordinary shares.

Cash in Lieu of Fractional Shares

If a U.S. Holder receives cash in lieu of a fractional Versigent ordinary share as part of the Spin-Off, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Spin-Off and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Spin-Off, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Aptiv ordinary shares is more than one year on the date of the Spin-Off.

Indemnification Obligation

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required by the Tax Matters Agreement into which we intend to enter with Aptiv to indemnify Aptiv for the resulting taxes and related expenses. In addition, if the Spin-Off were determined not to so qualify and neither we nor Aptiv is at fault or if the amount of any taxes attributable to any restructuring transaction undertaken in connection with the Spin-Off is determined pursuant to the final determination of an audit or other tax proceeding to exceed the amount of such taxes Aptiv determined to be reportable, we would be required to indemnify Aptiv for our share of the resulting taxes, allocated between us and Aptiv based on our relative fair market values as of the day after the Spin-Off.

Moreover, if we or our shareholders were to engage during the two-year period following the Spin-Off in certain acquisition, merger or sale transactions proscribed by the Tax Matters Agreement, the Spin-Off could result in U.S. tax to certain subsidiaries of Aptiv, and to U.S. Holders who received Versigent ordinary shares in the Spin-Off, and we would be required to indemnify Aptiv for the tax on such gain and related expenses. We will also be liable to indemnify Aptiv if, as a result of any of our representations being untrue or our covenants being breached, transactions related to the Spin-Off that were intended to be tax-free under non-U.S. law, are determined instead to be taxable to certain subsidiaries of Aptiv.

Material U.S. Federal Income Tax Consequences of Ownership and Disposition of Versigent Ordinary Shares

Dividends and Other Distributions on Versigent Ordinary Shares

In the event that we make distributions of cash or other property, subject to the discussion below under “—PFIC Considerations”, distributions received by a U.S. Holder on Versigent ordinary shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Versigent’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Versigent’s current or accumulated earnings and profits will constitute a return of capital that will be applied against, and reduce (but not below zero), the U.S. Holder’s adjusted tax basis in its Versigent ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Versigent ordinary shares and will be treated as described below under the heading “—Sale or Other Taxable Disposition of Versigent Ordinary Shares”. Because Versigent may not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that the full amount of distributions (if any) paid by Versigent will be reported as dividends for U.S. federal income tax purposes.

Amounts treated as dividends that Versigent pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the “dividends received” deduction generally allowed to U.S. corporations in respect of dividends received from other domestic corporations. With respect to individuals or certain other non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if (i) Versigent ordinary shares are readily tradable on an established securities market in the United States or Versigent is eligible for the benefits of the income tax treaty between the United States and Switzerland, (ii) Versigent is not treated as a PFIC with respect to such U.S. Holder for the taxable year in which the dividend was paid nor for the preceding taxable year and (iii) certain holding period and other requirements are met. Versigent ordinary shares are expected to be readily tradable on the Exchange following the consummation of the Spin-Off. U.S. Holders are urged to consult their tax advisors regarding the availability of this preferential tax rate under their particular circumstances.

The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on Versigent ordinary shares (at a rate not exceeding the rate provided by the income tax treaty between the United States and Switzerland) will be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under the Code. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

The rules governing the foreign tax credit are complex, and U.S. Holders are urged to consult their own tax advisors regarding the creditability of foreign taxes under their particular circumstances.

Sale or Other Taxable Disposition of Versigent Ordinary Shares

Subject to the discussion below under “—PFIC Considerations”, upon any sale, exchange, or other taxable disposition of a Versigent ordinary share, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (x) the amount of the cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition, and (ii) the U.S. Holder’s tax basis in such Versigent ordinary share, in each case, as calculated in U.S. dollars. The amount realized equals the amount of cash, if any, plus the fair market value of any property received in exchange for Versigent ordinary shares. The gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Versigent ordinary share exceeds one year. Long-term capital gain realized by individuals or certain other non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will constitute gain or loss from sources within the United States.

Gain or loss, as well as the holding period for Versigent ordinary shares, is determined separately for each block of Versigent ordinary shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition.

PFIC Considerations

Certain adverse U.S. federal income tax consequences generally apply to a U.S. Holder that owns stock of a non-U.S. corporation that is treated as a PFIC for any taxable year during the U.S. Holder’s holding period for the stock. A non-U.S. corporation generally will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income” under the PFIC rules or (2) on average at least 50% of the value of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents (other than rents generated in the active conduct of a trade or business), and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Pursuant to a “startup exception,” a non-U.S. corporation will not be a PFIC for the first taxable year the non-U.S. corporation has gross income (the “startup year”) if (1) no predecessor of the non-U.S. corporation was a PFIC; (2) it is established to the satisfaction of the IRS that the non-U.S. corporation will not be a PFIC for either of the first two taxable years following the startup year; and (3) the non-U.S. corporation is not in fact a PFIC for either of those years. The applicability of the startup exception to us is uncertain and will not be known until after the close of our current taxable year and, perhaps, until after the end of our two taxable years following our startup year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that Versigent will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with our determination as to Versigent’s PFIC status.

Based on its current and expected income, assets and activities, it is not expected that Versigent will be classified as a PFIC for the current taxable year or in the foreseeable future. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that Versigent will not be a PFIC for the current taxable year.

If Versigent were to be treated as a PFIC in any taxable year during a U.S. Holder’s holding period or the immediately preceding year, in addition to certain filing requirements described below in “—Information

Reporting and Backup Withholding”, certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Versigent ordinary shares. U.S. Holders of Versigent ordinary shares generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) under the PFIC excess distribution rule on any “excess distributions” received from Versigent and on any gain realized from a sale or other disposition of such Versigent ordinary shares, regardless of whether Versigent continues to be a PFIC in the year such distribution is received or gain is realized. A U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on its Versigent ordinary shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period in its Versigent ordinary shares).

Gain on the disposition of Versigent ordinary shares will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of its Versigent ordinary shares ratably over its holding period for such Versigent ordinary shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

In addition, if Versigent were classified as a PFIC with respect to a U.S. Holder, to the extent any subsidiaries of Versigent were also PFICs, the U.S. Holder might be deemed to own shares in any such subsidiary PFICs directly or indirectly owned by Versigent in that proportion which the value of Versigent ordinary shares owned by the U.S. Holder bears to the value of all of the outstanding Versigent ordinary shares, and the holder therefore might be subject to the adverse tax consequences described above with respect to the shares of such subsidiary PFICs deemed owned by the U.S. Holder.

If, contrary to current expectations, Versigent was a PFIC, certain elections (such as a “mark-to-market” election or a “qualified electing fund” (a “QEF”) election) may be available to U.S. Holders with respect to its Versigent ordinary shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment. An election to treat Versigent as a QEF will not be available, however, if Versigent does not provide the information necessary to make such an election. Versigent does not currently expect to provide U.S. Holders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Versigent ordinary shares.

A mark-to-market election is only available if Versigent ordinary shares are “marketable stock”, which requires, among other things, that such ordinary shares are regularly traded on a “qualified exchange or market”, including the Exchange. For these purposes, Versigent ordinary shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there can be no assurance that trading in Versigent ordinary shares will be sufficiently regular for the shares to qualify as marketable stock, and Versigent makes no representation as to whether shares will satisfy the applicable trading requirements. Moreover, Versigent does not expect the mark-to-market election to be available with respect to shares of any non-U.S. subsidiary of Versigent that is classified as a PFIC.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the acquisition, ownership and disposition of Versigent ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the shares of a PFIC and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of shares of a PFIC.

Information Reporting and Backup Withholding

In general, the receipt of shares by a U.S. Holder in a tax-free distribution, and payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale, exchange or other disposition of, shares will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption.

Backup withholding (currently, at a rate of 24%) may apply to such payments, and to payments of cash to U.S. Holders in lieu of fractional shares of Versigent ordinary shares, unless a U.S. Holder delivers a properly completed and executed IRS Form W-9 certifying such U.S. Holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Certain U.S. Holders are required to report information relating to an interest in Versigent ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institution), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Versigent ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of Versigent ordinary shares.

Subject to certain exceptions, a U.S. Holder who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and the failure to file such report could result in the imposition of penalties on the U.S. Holder and the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. Holder. U.S. Holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of Versigent ordinary shares.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH APTIV SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

MATERIAL JERSEY INCOME TAX CONSEQUENCES OF THE SPIN-OFF

The following is a summary of the material Jersey tax consequences of the Spin-Off for certain beneficial owners of Aptiv shares and a summary of the Jersey income and stamp tax consequences of the ownership and disposition of Versigent’s ordinary shares for certain beneficial owners of Versigent’s shares.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders and does not constitute tax advice. The summary is not exhaustive and shareholders should consult their own tax advisors about the Jersey tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the Spin-Off and of the ownership, and disposition of Versigent’s ordinary shares.

Further, this summary applies only to shareholders who will own Versigent’s ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, and shareholders who have, or who are deemed to have, acquired Versigent’s ordinary shares by virtue of a Jersey office or employment (performed or carried on in Jersey).

Material Jersey Income Tax Consequences of the Spin-Off

The beneficial holders of Aptiv ordinary shares (other than holders that are resident for Jersey tax purposes) will not be subject to any tax in Jersey in respect of the Spin-Off. Jersey tax resident shareholders may be subject to income tax on the Spin-Off, subject to their specific circumstances and to the extent that the Spin-Off is not considered to be a capital distribution for Jersey tax purposes.

Jersey Stamp Duty Consequences of the Spin-Off

No Jersey stamp duty should be levied on the Spin-Off.

Versigent’s Liability to Jersey Tax

Although Versigent is incorporated in Jersey, it will not be regarded as resident for tax purposes in Jersey due to the company being managed and controlled in Switzerland and hence being considered tax resident in Switzerland. Therefore, Versigent will not be liable to Jersey income tax other than on Jersey source income (except where such income is exempted from income tax pursuant to the Income Tax (Jersey) Law 1961, as amended).

Material Jersey Income Tax Consequences of the Ownership and Disposition of Versigent Ordinary Shares

The holders of Versigent ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares. Jersey resident individuals may be subject to tax on dividends, depending on their circumstances, at an effective rate of up to 20% but will not be subject to tax on any gains arising on the disposition of Versigent shares as Jersey does not levy capital gains tax. Jersey resident corporations will also be subject to tax on dividends at the rate applicable to them, either 0%, 10% or 20%, but again will not be subject to tax on any gains arising on the disposition of Versigent shares.

Jersey Stamp Duty Consequences of the Ownership and Disposition of Versigent Ordinary Shares

In Jersey, no stamp duty should be levied on the issue or transfer of our ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary share. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate (subject to a cap of £100,000).

Withholding Taxes

Versigent will not be required to deduct or withhold Jersey tax at source from dividend payments it makes.

Other Taxes

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.

MATERIAL SWISS TAX CONSEQUENCES OF THE SPIN-OFF

The following is a description of certain material Swiss federal, cantonal and communal income and federal withholding tax consequences of the Spin-Off, the distribution of Versigent shares respectively, and of the ownership and disposition of Versigent shares received in the Spin-Off.

This discussion is not a complete analysis of all possible tax consequences of the Spin-Off or of ownership and disposition of Versigent shares and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general descriptions below may also apply to you.

This discussion is based on the laws of the Confederation of Switzerland, including the Federal Income Tax Act of 1990, the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, the Federal Stamp Duty Act of 1973, and the Federal Withholding Tax Act of 1965, as amended, which we refer to as the “Swiss tax law,” existing and proposed regulations promulgated thereunder, published judicial decisions and administrative pronouncements, each as in effect on the date of this information statement or with a known future effective date. These laws may change, possibly with retroactive effect.

For purposes of this discussion, a “Swiss Holder” is any beneficial owner of Aptiv shares and, after the distribution, Versigent shares that for Swiss income tax purposes is:

•

an individual resident of Switzerland or, with respect to the Aptiv shares and Versigent shares, otherwise subject to Swiss taxation under article 3, 4 or 5 of the Federal Income Tax Act of 1990, as amended, or article 3 or 4 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended;

•

a legal entity resident of Switzerland or, with respect to the Aptiv shares and Versigent shares, otherwise subject to Swiss taxation under article 50 or 51 of the Federal Income Tax Act of 1990, as amended, or article 20 or 21 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended; or

•	an estate or trust, the income of which is subject to Swiss income taxation regardless of its source.

A “non-Swiss Holder” of the Versigent shares is a holder that is not a Swiss Holder. For purposes of this summary, “Holder” or “Shareholder” means either a Swiss Holder or a non-Swiss Holder or both, as the context may require.

General

Both Aptiv as well as Versigent are, or are expected to be, tax resident in Switzerland.

Tax Consequences of the Spin-Of

Aptiv and Versigent

Due to the expected application of certain statutory reliefs or exemptions, the internal transaction in Switzerland leading up to the Spin-Off, the Spin-Off and the distribution, respectively, are not expected to give rise to Swiss tax for Aptiv or Versigent under Swiss tax law. We have applied for tax rulings from competent Swiss tax authorities that the Spin-Off and the distribution, respectively, will be tax neutral, amongst others, from a Swiss withholding tax perspective at the level of Aptiv and Versigent provided that certain requirements are met.

Shareholder Tax Consequences

No Swiss tax will be due for non-Swiss Holders upon the receipt of Versigent shares or cash in lieu of fractional shares pursuant to the Spin-Off and the distribution, respectively.

If Swiss Holders are beneficial owners of the Aptiv shares and, after the distribution, the Versigent shares, the Spin-Off and the distribution, respectively, will result in the following Swiss tax consequences. Swiss Holders are urged to consult their own tax advisors.

•

Swiss Holders holding their Aptiv shares as private assets (Privatvermögen) will not be subject to individual income tax on the distribution of new Versigent shares or cash in lieu of fractional shares provided that certain requirements are met at the level of Aptiv and Versigent. Any capital gain or loss resulting from the sale of fractional rights should qualify as a tax-exempt capital gain or non-tax-deductible loss.

•

Swiss Holders holding their Aptiv shares as business assets (Geschäftsvermögen; including Aptiv shares held by a professional securities dealer for tax purposes) should not be subject to income tax on the distribution of the new Versigent shares unless the distribution leads to an increase of the (tax) book value of the shares for the statutory accounting purposes. The cash received in lieu of fractional shares as well as any gain or loss resulting from the sale of fractional rights will generally be subject to individual income or corporate income tax.

Consequences to Shareholders of Versigent subsequent to the Spin-Off

The tax consequences discussed below are not a complete analysis or listing of all possible tax consequences that may be relevant to you. You should consult your own tax advisor in respect of the tax consequences related to receipt, ownership, purchase or sale or other disposition of new Versigent shares and the procedures for claiming a refund of Swiss withholding tax.

Swiss Income Tax on Dividends and Similar Distributions

A Swiss Holder is required to include dividends and similar distributions in his income tax return and is liable for Swiss income taxes on any net taxable income according to general rules. Various deductions and exemptions may apply. Therefore, Swiss Holders are urged to contact their tax advisors.

A non-Swiss Holder will generally not be subject to Swiss income taxes on dividend income and similar distributions in respect of new Versigent shares, unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss Holder.

However, dividends and similar distributions may be subject to Swiss withholding tax. See “—Swiss Withholding Tax—Distributions to Shareholders.”

Swiss Income Tax on Capital Gains upon Disposal of New Versigent Shares

A Swiss Holder might be subject to Swiss taxation on capital gains on the disposal of shares according to general rules. Various deductions and exemptions may apply. Swiss Holders are therefore urged to contact their tax advisors.

A non-Swiss Holder will not be subject to Swiss income taxes for capital gains unless the Holder’s shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss Holder. In such case, the non-Swiss Holder is required to recognize capital gains or losses on the sale of such shares, which will be subject to income tax as required under the relevant tax laws and urged to contact their tax advisors.

Swiss Wealth and Capital Tax

A Swiss Holder will need to include the new Versigent shares in its net asset basis that is subject to annual Swiss wealth (individuals) or capital (corporations) tax according to general rules.

A non-Swiss Holder will not be subject to Swiss wealth or capital taxes unless the Holder’s New Aptiv Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss Holder.

Swiss Withholding Tax—Distributions to Shareholders

A withholding tax of 35% is due on dividends and similar distributions to Versigent shareholders regardless of the place of residency of the shareholder (subject to exceptions discussed under “—Exemptions from Swiss Withholding Tax—Distributions to Shareholders” below). Versigent will be required to withhold at such rate and remit on a net basis any payments made to a Holder of Versigent shares and pay such withheld amounts to the Swiss Federal Tax Administration. See “—Refund of Swiss Withholding Tax on Dividends and Similar Distributions”.

Exemptions from Swiss Withholding Tax—Distributions to Shareholders

Distributions to shareholders based upon a reduction of the nominal share capital and distributions paid out of qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) are generally not subject to Swiss withholding tax.

As part of the separation, it is anticipated that existing qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) will be transferred from Aptiv to Versigent. Versigent has applied for a tax ruling from the Swiss Federal Tax Administration to confirm the amount of qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) that can be transferred tax-neutrally from Aptiv to Versigent. The consummation of the Spin-Off is not contingent on receipt of this tax ruling. Versigent expects to acquire qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) from Aptiv (the exact amount will be subject to formal confirmation by the Swiss Federal Tax Administration after the completion of the Spin-Off) that are exempt from Swiss withholding tax upon distribution. Versigent expects to pay distributions out of such reserves, and as a result, any such distributions to shareholders would be exempt from Swiss withholding tax. However, the amount of qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) may be depleted over time as Versigent uses such reserves for distributions to shareholders or share repurchases.

Refund of Swiss Withholding Tax on Dividends and Similar Distributions

Swiss Holders. A Swiss tax resident, corporate or individual, that receives a dividend or similar distribution from Versigent can generally recover the withholding tax in full if such resident is the beneficial owner of the Versigent shares at the time the dividend or similar distribution becomes due and provided that such resident reports the gross distribution on such resident’s income tax return, or in case of a corporation, includes the taxable income in such resident’s income statement.

Non-Swiss Holders. If the shareholder that receives a dividend or similar distribution from Versigent is not a Swiss tax resident, does not hold the shares in connection with a permanent establishment or a fixed place of business maintained in Switzerland, and resides in a country that has concluded a treaty for the avoidance of double taxation with Switzerland for which the conditions for the application and protection of and by the treaty are met, then the shareholder may be entitled to a full or partial refund of the withholding tax described above. The procedures for claiming treaty refunds (and the time frame available for claiming a refund) may differ from country to country. Subject to specific provisions of a treaty for the avoidance of double taxation or relevant implementing provisions, the applicable refund request form must be filed with the Swiss Federal Tax Administration following receipt of the dividend or similar distribution and the relevant deduction certificate no later than December 31 of the third year following the calendar year in which the dividend was payable or as defined based on the applicable treaty for the avoidance of double taxation.

Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with numerous countries, including the United States, whereby under certain circumstances all or part of the withholding tax may be refunded.

U.S. Residents. The Swiss-U.S. tax treaty provides that U.S. residents eligible for benefits under the treaty can seek a refund of the Swiss withholding tax on dividends for the portion exceeding 15% (leading to a refund of 20%), for the portion exceeding 5% (leading to a refund of 30% for qualifying corporate shareholders holding at least 10% of the voting stock of the dividend paying corporation) or a full refund in the case of qualified pension funds.

As a general rule, the refund will be granted under the treaty if the U.S. resident can show evidence of:

•	beneficial ownership

•	U.S. residency, and

•	meeting the U.S.- Swiss tax treaty’s limitation on benefits requirements.

The claim for refund must be filed with the Swiss Federal Tax Administration (Eigerstrasse 65, 3003 Berne, Switzerland), no later than December 31 of the third year following the year in which the dividend payments became due. The relevant Swiss tax form is Form 82 C for companies, 82 E for other entities, 82 I for individuals and 82R for regulated investment companies (RICs). These forms can be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration. Each form needs to be filled out in triplicate, with each copy duly completed and signed before a notary public in the United States. You must also include evidence that the Swiss withholding tax was withheld at the source.

Securities Transfer Stamp Tax

The purchase or sale of Versigent shares may be subject to Swiss securities transfer stamp taxes on the transfer of taxable securities irrespective of the place of residency of the purchaser or seller if the transaction takes place through or with a Swiss bank or other Swiss securities dealer, as those terms are defined in the Federal Stamp Duty Act and no exemption applies in the specific case. If a purchase or sale is not entered into through or with a Swiss bank or other Swiss securities dealer, then no stamp tax will be due. The applicable stamp tax rate is 0.15% (for securities issued by a Swiss resident) or 0.3% (for securities issued by a foreign resident) on the purchase price or sales proceeds. If the transaction does not involve cash consideration, the transfer stamp duty is computed on the basis of the market value of the consideration. Versigent will qualify as a securities dealer and will be subject to transfer stamp tax after a period of six months after the end of the first financial year after the Spin-Off.

International Automatic Exchange of Information in Tax Matters

Switzerland has concluded an agreement with the E.U. on the automatic exchange of information (“AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement entered into force as of January 1, 2017, and applies to all member states. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other jurisdictions entered into force. Based on the AEOI Agreement and other bilateral AEOI agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Versigent shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a E.U. member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign AEOI agreements with other countries. A list of such agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of the Foreign Account Tax Compliance Act (FATCA). The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. Such negotiations were concluded on June 27, 2024, and it is expected that the new regime shall enter into force as of January 1, 2027.

THE SWISS TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH NEW VERSIGENT SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

SHARES ELIGIBLE FOR FUTURE SALES

Sales or the availability for sale of substantial amounts of our ordinary shares in the public market could adversely affect the prevailing market price for such shares. Upon completion of the Spin-Off, we estimate that we will have outstanding an aggregate of approximately    ordinary shares of Versigent based upon the number of ordinary shares of Aptiv outstanding on    , 2026, assuming the distribution ratio of one ordinary share of Versigent for every     ordinary shares of Aptiv and including the ordinary shares of Versigent to be retained by Aptiv.

All of our ordinary shares issued in the Spin-Off will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144, which is summarized below.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of equity awards and other issuances relating to our incentive plan and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of ordinary shares of Versigent that does not exceed the greater of:

•	1% of the number of ordinary shares of Versigent then outstanding; or

•	the average weekly trading volume of our ordinary shares on the Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Issued Under Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register our ordinary shares issuable under our incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, or Rule 144 restrictions applicable to our affiliates.

DESCRIPTION OF SHARE CAPITAL

Versigent’s Articles of Association and Memorandum of Association will be amended and restated in connection with the Spin-Off. The following descriptions are summaries of the material terms that will be contained in the amended and restated Articles of Association and Memorandum of Association. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Articles of Association and Memorandum of Association to be in effect at the time of the distribution, which will be filed as an exhibit to the registration statement of which this information statement is a part, and applicable law.

Our authorized share capital will be 1,200,000,000 ordinary shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share.

Ordinary Shares

Immediately following the Spin-Off, we expect that approximately    million ordinary shares will be issued and outstanding. All outstanding ordinary shares will be validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive, subscription or redemption rights. Neither our Memorandum of Association or Articles of Association nor the laws of Jersey restrict in any way the ownership or voting of ordinary shares held by non-residents of Jersey.

Our Board may issue authorized but unissued ordinary shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

Dividend and Liquidation Rights. Holders of ordinary shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our ordinary shares by the Board out of funds legally available therefor. If, in the future, we declare cash dividends, such dividends will be payable in U.S. dollars. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in our net assets. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future. Our Board has the power to declare such interim dividends as it determines. Declaration of a final dividend (not exceeding the amounts proposed by our Board) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

Voting, Shareholder Meetings and Resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of holders of ordinary shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be authorized in the future. Pursuant to Jersey law, an annual general meeting shall be held once every calendar year at the time (within a period of not more than 18 months after the last preceding annual general meeting) and at the place as may be determined by the Board. The quorum required for an ordinary meeting of shareholders consists of shareholders present in person or by proxy who hold or represent between them a majority of the outstanding shares entitled to vote at such meeting.

An ordinary resolution (such as a resolution for the declaration of a dividends) requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon.

Amendments to Governing Documents. A special resolution (such as, for example, a resolution amending our Articles of Association or Memorandum of Association or approving any change in authorized capitalization, or a liquidation or winding-up) requires approval of the holders of two-thirds of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special resolution can only be considered if shareholders receive at least 14 days’ prior notice of the meeting at which such resolution will be considered.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our Articles of Association establish advance notice and related procedures with respect to shareholder proposals and nomination of candidates for election as directors.

Limits on Written Consents. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders.

Transfer of Shares and Notices. Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association unless the transfer is restricted by applicable securities laws or prohibited by another instrument. Each shareholder of record is entitled to receive at least 14 days’ prior notice (excluding the day of notice and the day of the meeting) of an ordinary shareholders’ meeting and of any shareholders’ meeting at which a special resolution is to be adopted. For the purposes of determining the shareholders entitled to notice and to vote at the meeting, the Board may fix a date as the date for any such determination.

Modification of Class Rights. The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the sanction of an ordinary resolution passed at a separate general meeting of the holders of the shares of that class.

Election and Removal of Directors. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect any of our directors who are up for election. All of our directors will be elected at each annual meeting.

Immediately following the Spin-Off, we expect our Board to consist of    directors. Our Articles of Association state that shareholders may only remove a director for cause. Our Board has sole power to fill any vacancy occurring as a result of the death, disability, removal or resignation of a director or as a result of an increase in the size of the Board.

Applicability of U.K. Takeover Code. We do not believe that the U.K. City Code on Takeovers and Mergers will apply to takeover transactions for the Company.

Preferred Shares

Immediately following the Spin-Off, we will have no preferred shares issued and outstanding. The Board has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders.

Our Board may issue authorized preferred shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

Any preferred shares that are issued may have priority over the ordinary shares with respect to dividend or liquidation rights or both.

The purpose of authorizing the Board to issue preferred shares and to determine their rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing desirable flexibility in connection with possible equity financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, a majority of our outstanding voting shares.

Comparison of United States and Jersey Corporate Law

The following discussion is a summary of the material differences between United States and Jersey corporate law relevant to an investment in the ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.

As in most United States jurisdictions, unless approved by a special resolution of our shareholders, our directors do not have the power to take certain actions, including an amendment of our Articles of Association or Memorandum of Association or an increase or reduction in our authorized capital. Directors of a Jersey corporation, without shareholder approval, in certain instances may, among other things, implement certain sales, transfers, exchanges or dispositions of assets, property, parts of the business or securities of the corporation; or any combination thereof, if they determine any such action is in the best interests of the corporation, its creditors or its shareholders.

As in most United States jurisdictions, the board of directors of a Jersey corporation is charged with the management of the affairs of the corporation. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions that permit the monetary liability of directors to be eliminated or limited. Jersey law protecting the interests of shareholders may not be as protective in all circumstances as the law protecting shareholders in United States jurisdictions.

In most United States jurisdictions, the board of directors is permitted to authorize share repurchases without shareholder consent. Jersey law does not permit share repurchases without shareholder consent. However, our Articles of Association permit our Board to convert any of our shares that we wish to purchase into redeemable shares, and thus effectively allow our Board to authorize share repurchases (which shall be effected by way of redemption) without shareholder consent, consistent with the practice in most United States jurisdictions.

Indemnification of Directors and Officers

Under our Articles of Association, we are required to indemnify every present and former director and officer of ours out of our assets against any loss or liability incurred by such director or officer by reason of being or having been such a director or officer. The extent of such indemnities shall be limited in accordance with the provisions of the Companies (Jersey) Law 1991, as amended.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for the ordinary shares is Computershare. The U.S. transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021, Attention: Client Administration. Computershare Investor Services (Jersey) Limited will be the transfer agent and registrar for the ordinary shares in Jersey and its address is 13 Castle Street, St Helier, Jersey, JE1 1ES.

Stock Exchange Listing

We have received authorization to list our ordinary shares on the Exchange under the symbol “VGNT.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10, including exhibits and schedules filed with the registration statement of which this information statement is a part, under the Exchange Act, with respect to our ordinary shares being distributed as contemplated by this registration statement. This information statement is part of, and does not contain all of the information set forth in, the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and our ordinary shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our ordinary shares with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Versigent Limited

Spitalstrasse 5

8200 Schaffhausen, Switzerland

Attention: Investor Relations

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of APTIV PLC

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of VERSIGENT LIMITED (the Company) as of December 31, 2025 and 2024, the related combined statements of operations, comprehensive income, net parent investment, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and schedule (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Uncertain Tax Positions

Description of the Matter

As described in Notes 2 and 15, the Company establishes reserves for uncertain tax positions for positions that are taken on their income tax returns that might not be sustained upon examination by the taxing authorities. At December 31, 2025, the Company has recorded approximately $67 million relating to uncertain tax positions.

In determining whether an uncertain tax position exists, the Company determines, based solely on its technical merits, whether the tax position is more likely than not to be sustained upon examination, and if so, a tax benefit is measured on a cumulative probability basis that is more likely than not to be realized upon the ultimate settlement. The Company identifies its certain and uncertain tax positions and then evaluates the recognition and measurement steps to determine the amount that should be recognized. The Company then evaluates uncertain tax positions in subsequent periods for recognition, de-recognition or re-measurement if changes have occurred, or when effective settlement or expiration of the statute of limitations occurs.

Auditing certain uncertain tax positions is complex because of the judgmental nature of the tax accruals and various other tax return positions that might not be sustained upon review by taxing authorities. The Company files tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world due to its complex global footprint. Taxing jurisdictions significant to the Company include China, Brazil, Germany, Mexico, Morocco, Switzerland, and the U.S.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls related to the recognition, measurement and the evaluation of changes in these uncertain tax positions. This included testing controls over management’s review of the tax positions, their evaluation of whether they met the measurement threshold and then recalculating the amounts recognized based upon a cumulative probability assessment performed by management.

Our audit procedures to test certain of the Company’s uncertain tax positions included, among others, involvement of our tax professionals, including transfer pricing professionals. This included evaluating tax opinions and third-party transfer pricing studies obtained by the Company and assessing the Company’s correspondence with the relevant tax authorities. We analyzed the Company’s assumptions and data used to determine the amount of tax benefit to recognize and tested the accuracy of the calculations. Our testing also included the evaluation of the ongoing positions and consideration of changes and the ultimate settlement and payment of certain tax matters.

Revenue Recognition

Description of the Matter

As described in Notes 2 and 20, the Company occasionally enters into pricing agreements with its customers that provide for price reductions on production parts, some of which are conditional upon achieving certain joint cost saving targets, which are accounted for as variable consideration. In addition, from time to time, the Company makes payments to customers in conjunction with ongoing business. Revenue is recognized based on the agreed-upon price at the time of shipment, and sales incentives, allowances and certain customer payments are recognized as a reduction to revenue at the time of the commitment to provide such incentives or make these payments. Certain other customer payments or upfront fees are capitalized as they are directly attributable to a contract, are incremental and management expects the payments to be recoverable. In these cases, the customer payment is capitalized and amortized to revenue based on the transfer of goods and services to the customer for which the upfront payment relates. As of December 31, 2025, the Company has recorded $33 million related to these capitalized upfront payments.

Auditing the accounting for and completeness of arrangements containing elements such as sales incentives, allowances and customer payments, including the appropriate timing and presentation of adjustments to revenue as well as upfront payments to customers is judgmental due to the unique facts and circumstances involved in each revenue arrangement, as well as on-going commercial negotiations with customers.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the review of customer contracts. This included testing controls over management’s process to identify and evaluate customer contracts that contain sales incentives, allowances and customer payments that impact revenue recognition.

Our audit procedures to test the completeness of the Company’s identification of such contracts included, among others, interviewing sales representatives who are responsible for negotiations with customers and testing cash payments and credit memos issued to customers. To test management’s assessment of customer contracts containing sales incentives, allowances and customer payments, our procedures included, among others, selecting a sample of customer agreements, obtaining and reviewing source documentation, including master agreements, and other documents that were part of the agreement, and evaluating the contract terms to determine the appropriateness of the accounting treatment.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2025.

Detroit, Michigan

February 17, 2026

VERSIGENT LIMITED

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Net sales	$8,818	$8,309	$8,832
Operating expenses:
Cost of sales	7,736	7,338	7,797
Selling, general and administrative	419	411	388
Amortization	1	2	12
Restructuring (Note 11)	86	101	48
Separation costs	42	—	—

Total operating expenses	8,284	7,852	8,245

Operating income	534	457	587
Interest income	3	4	4
Other expense, net (Note 17)	(10)	(10)	(8)

Income before income taxes and equity income	527	451	583
Income tax benefit (expense)	6	(39)	(144)

Income before equity income	533	412	439
Equity income, net of tax	13	22	13

Net income	546	434	452
Net income attributable to noncontrolling interest	18	26	29

Net income attributable to Versigent	$528	$408	$423

See accompanying notes to combined financial statements.

VERSIGENT LIMITED

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Net income	$546	$434	$452
Other comprehensive income (loss):
Currency translation adjustments	77	(50)	26
Employee benefit plans adjustment, net of tax (Note 16)	(1)	(1)	1

Other comprehensive income (loss)	76	(51)	27

Comprehensive income	622	383	479
Comprehensive income attributable to noncontrolling interest	21	24	25

Comprehensive income attributable to Versigent	$601	$359	$454

See accompanying notes to combined financial statements.

VERSIGENT LIMITED

COMBINED BALANCE SHEETS

	December 31,
	2025	2024
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$276	$201
Accounts receivable, net (Note 2):
Outside customers, net of allowance for doubtful accounts of $17 million and $10 million, respectively	1,518	1,385
Related parties	49	12
Inventories (Note 4)	772	709
Other current assets (Note 5)	158	134

Total current assets	2,773	2,441
Long-term assets:
Property, net (Note 7)	901	904
Operating lease right-of-use assets (Note 21)	168	174
Investments in affiliates (Note 6)	143	132
Intangible assets, net (Note 8)	7	7
Deferred tax assets (Note 15)	384	384
Other long-term assets (Note 5)	109	101

Total long-term assets	1,712	1,702

Total assets	$4,485	$4,143

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Short-term debt:
Outside parties	$58	$170
Related parties	—	59
Accounts payable:
Outside vendors	1,358	1,196
Related parties	172	133
Accrued liabilities (Note 9)	578	540

Total current liabilities	2,166	2,098
Long-term liabilities:
Long-term debt	3	4
Pension benefit obligations (Note 13)	217	72
Long-term operating lease liabilities (Note 21)	130	138
Other long-term liabilities (Note 9)	121	109

Total long-term liabilities	471	323

Total liabilities	2,637	2,421

Commitments and contingencies (Note 14)
Net parent equity:
Net parent investment	1,925	1,865
Accumulated other comprehensive loss (Note 16)	(268)	(341)

Total parent equity	1,657	1,524
Noncontrolling interest	191	198

Total invested equity	1,848	1,722

Total liabilities and invested equity	$4,485	$4,143

See accompanying notes to combined financial statements.

VERSIGENT LIMITED

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Cash flows from operating activities:
Net income	$546	$434	$452
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	226	200	193
Amortization	1	2	12
Restructuring expense, net of cash paid	10	11	14
Deferred income taxes	(111)	(61)	(240)
Pension and other postretirement benefit expenses	18	15	13
Income from equity method investments, net of dividends received	7	(10)	(8)
Loss on sale of assets	1	2	2
Share-based compensation	33	28	25
Changes in operating assets and liabilities:
Accounts receivable, net - outside customers	(133)	170	(147)
Accounts receivable, net - related parties	(37)	—	(4)
Inventories	(63)	58	(84)
Other assets	(53)	(25)	(32)
Accounts payable - outside vendors	142	(84)	61
Accounts payable - related parties	40	(23)	(81)
Accrued and other long-term liabilities	38	(16)	10
Other, net	(19)	13	(1)
Pension contributions	(5)	(7)	(5)

Net cash provided by operating activities	641	707	180

Cash flows from investing activities:
Capital expenditures	(160)	(206)	(244)
Proceeds from sale of property	1	—	1
Proceeds from business divestitures, net of cash sold	—	—	(17)

Net cash used in investing activities	(159)	(206)	(260)

Cash flows from financing activities:
Net (repayments) proceeds under short-term debt agreements - outside parties	(112)	168	(1)
Net proceeds (repayments) under short-term debt agreements - related parties	10	(11)	(14)
Net repayments under long-term debt agreements	(1)	(1)	(2)
Dividend payments of combined affiliates to minority shareholders	(6)	—	(2)
Net transfers (to) from Parent	(312)	(653)	123

Net cash (used in) provided by financing activities	(421)	(497)	104

Effect of exchange rate fluctuations on cash and cash equivalents	14	(15)	2

Increase (Decrease) in cash and cash equivalents	75	(11)	26
Cash and cash equivalents at beginning of the year	201	212	186

Cash and cash equivalents at end of the year	$276	$201	$212

	December 31,
	2025	2024	2023
	(in millions)
Supplemental non-cash investing activities:
Capital expenditures included in accounts payable	$72	$52	$87

See accompanying notes to combined financial statements.

VERSIGENT LIMITED

COMBINED STATEMENTS OF NET PARENT INVESTMENT

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Parent Equity	Noncontrolling Interest	Total Invested Equity
	(in millions)
Balance at December 31, 2022	$1,511	$(323)	$1,188	$190	$1,378
Net income	423	—	423	29	452
Other comprehensive income (loss)	—	31	31	(4)	27
Dividend payments of combined affiliates to minority shareholders	—	—	—	(18)	(18)
Share-based compensation	25	—	25	—	25
Net transfers from Parent	123	—	123	—	123

Balance at December 31, 2023	$2,082	$(292)	$1,790	$197	$1,987
Net income	408	—	408	26	434
Other comprehensive loss	—	(49)	(49)	(2)	(51)
Dividend payments of combined affiliates to minority shareholders	—	—	—	(23)	(23)
Share-based compensation	28	—	28	—	28
Net transfers to Parent	(653)	—	(653)	—	(653)

Balance at December 31, 2024	$1,865	$(341)	$1,524	$198	$1,722
Net income	528	—	528	18	546
Other comprehensive income	—	73	73	3	76
Dividend payments of combined affiliates to minority shareholders	—	—	—	(28)	(28)
Share-based compensation	33	—	33	—	33
Net transfers to Parent	(501)	—	(501)	—	(501)

Balance at December 31, 2025	$1,925	$(268)	$1,657	$191	$1,848

See accompanying notes to combined financial statements.

VERSIGENT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

The Separation—On January 22, 2025, Aptiv PLC (“Aptiv” or the “Parent”) announced its intention to separate its Electrical Distribution Systems business by means of a spin-off (the “Separation”). The Spin-Off will create Versigent PLC (“Versigent,” the “Company,” “we,” “us” or “our”), a separate, independent, publicly traded company. Prior to February 3, 2026, the Company was named Cyprium Holdings Limited. Until the date of the Spin-Off, the Company is named Versigent Limited. Versigent Limited will convert into a public limited corporation and will be renamed Versigent PLC prior to the completion of the Separation. As part of the Separation, Aptiv intends to transfer the assets, liabilities and operations of its Electrical Distribution Systems (“EDS”) business on a global basis to Versigent. The Spin-Off is expected to be completed by April 1, 2026, subject to customary market, regulatory and other conditions. In connection with the planned Spin-Off, in the first quarter of 2025, Aptiv realigned its business such that the EDS business is a separate reportable operating segment of Aptiv.

Nature of operations—We are a global leader in the design, development and manufacture of low voltage (“LV”) and high voltage (“HV”) electrical architectures. We are a global supplier of optimized vehicle architecture solutions to a broad customer base primarily comprised of original equipment manufacturers (“OEMs”) that manufacture increasingly software-defined, electrified and feature-rich vehicles. Our products provide the signal, power and data distribution that supports increased vehicle content and electrification and enables increased safety, reduced emissions and enhanced vehicle connectivity.

We sell our extensive portfolio of optimized solutions for signal, power and data distribution to leading OEMs of both light vehicles (passenger cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). We believe our ability to support the growing trends of increased electrification of passenger and commercial vehicles, the enablement of enhanced safety features, and the consumer-driven demand for more in-vehicle electronics and features will provide continued opportunities for market share expansion and revenue growth.

We also develop, manufacture and sell our solutions to a number of adjacent end markets, including agriculture, construction, and grid and infrastructure, and have begun penetrating other industrial end markets, including off-grid power storage and robotics. With a proven portfolio of solutions, we expect to leverage our long-standing customer relationships, technical expertise within power, data and signal distribution, and capabilities built serving the global automotive industry to further penetrate these adjacent markets.

The Company is comprised of operations conducted at legal entities which are directly or indirectly wholly-owned by Aptiv, the ultimate parent of Versigent.

Basis of presentation—These combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and reflect the combined historical results of the operations, financial position and cash flows of Versigent. The Company operates its business as a single reportable segment, which includes LV and HV architectures. Versigent has historically operated as part of the Parent and not as a standalone company. The combined financial statements have been derived from the Parent’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales provided by the Parent to Versigent and allocations of related assets, liabilities, and the Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of the Parent. Related party allocations are further described in Note 3. Related Party Transactions.

As part of the Parent, Versigent is dependent upon the Parent for all of its working capital and financing requirements, as the Parent uses a centralized approach to cash management and financing of its operations, including the use of a global cash pooling arrangement. Accordingly, cash and cash equivalents held by the Parent at the corporate level were not attributable to Versigent for any of the periods presented. Only cash amounts specifically attributable to Versigent are reflected in the accompanying combined financial statements. Financing transactions related to the Company are accounted for as a component of Net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

Third-party debt obligations of the Parent and the corresponding interest costs related to those debt obligations, specifically those that relate to senior notes, term loans and revolving credit facilities, have not been attributed to Versigent, as Versigent was not the legal obligor of such debt obligations. The only third-party debt obligations included in the combined financial statements are those for which the legal obligor is a legal entity within Versigent. None of the Company’s assets were pledged as collateral under the Parent’s debt obligations as of December 31, 2025 or 2024.

As the Company is composed of certain Aptiv wholly-owned legal entities and certain components of other legal entities in which Versigent operates in conjunction with other Aptiv businesses, Net parent equity is shown in lieu of shareholders’ equity in the combined financial statements. Net parent investment represents the cumulative investment by the Parent in the Company through the dates presented, inclusive of operating results. Balances between Versigent and the Parent that were not historically settled in cash are included in Net parent investment. All significant transactions between the Company and the Parent have been included in the accompanying combined financial statements. Transactions with the Parent are reflected in the accompanying combined statements of net parent investment as Net transfers (to) from Parent, and in the accompanying combined balance sheets within Net parent investment.

All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.

In December 2024, the Parent, a public limited company formed under the laws of Jersey on May 19, 2011, completed its previously announced reorganization transaction in which the Parent established a new publicly-listed Jersey parent company, which is resident for tax purposes in Switzerland.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of combination—The combined financial statements include the accounts of Versigent’s U.S. and non-U.S. subsidiaries and operations in which the Company holds a controlling interest. The combined financial statements include certain assets and liabilities that have historically been held at the Parent level but are specifically identifiable or otherwise attributable to Versigent. All significant intercompany transactions and accounts within the Company’s combined businesses have been eliminated. All intercompany transactions between the Company and the Parent have been included in these combined financial statements as Net parent investment. Expenses related to corporate allocations from the Parent to the Company are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. In addition, transactions between the Company and the Parent’s other subsidiaries have been classified as related party, rather than intercompany, transactions within the combined financial statements.

During the years ended December 31, 2025, 2024 and 2023, Versigent received dividends of $20 million, $12 million and $5 million, respectively, from its equity method investments. The dividends were recognized as a reduction to the investment and represented a return on investment included in cash flows from operating activities.

The Company monitors its investments in affiliates for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that such a decline has occurred, an impairment loss is recorded, which is measured as the difference between carrying value and estimated fair value. Estimated fair value is generally determined using an income approach based on discounted cash flows or negotiated transaction values.

Use of estimates—The preparation of combined financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect amounts reported therein. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, inventory obsolescence, asset impairments, useful lives of intangible and fixed assets, deferred tax asset valuation allowances, income taxes, pension benefit plan assumptions, accruals related to litigation, warranty costs, environmental remediation costs, worker’s compensation accruals, healthcare accruals and estimates used to allocate the Parent company costs and account balances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Revenue recognition—Revenue is measured based on consideration specified in a contract with a customer. Customer contracts for production parts generally are represented by a combination of a current purchase order and a current production schedule issued by the customer. Substantially all of the Company’s revenue is generated from the sale of manufactured production parts, wherein there is a single performance obligation. Transfer of control and revenue recognition for the Company’s sales of production parts generally occurs upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable customer shipping terms. Revenue is measured based on the transaction price and the quantity of parts specified in a contract with a customer. Refer to Note 20. Segment Reporting and Revenue for further detail of the Company’s accounting for its revenue from sales of production parts.

From time to time, Versigent enters into pricing agreements with its customers that provide for price reductions on production parts, some of which are conditional upon achieving certain joint cost saving targets, which are accounted for as variable consideration. In these instances, revenue is recognized based on the agreed-upon price at the time of shipment if available, or in the event the Company concludes that a portion of the revenue for a given part may vary from the purchase order and requires estimation, the Company records consideration at the most likely amount that the Company expects to be entitled to based on historical experience and input from customer negotiations.

Sales incentives and allowances are recognized as a reduction to revenue at the time of the related sale. In addition, from time to time, Versigent makes payments to customers in conjunction with ongoing business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments. However, certain other payments to customers, or upfront fees, meet the criteria to be considered a cost to obtain a contract as they are directly attributable to a contract, are incremental and management expects the fees to be recoverable.

Versigent collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with a revenue-producing transaction between the Company and the Company’s customers. These taxes may include, but are not limited to, sales, use, value-added, and some excise taxes. Versigent reports the collection of these taxes on a net basis (excluded from revenues). Shipping and handling fees billed to customers are included in net sales, while costs of shipping and handling are included in cost of sales. Refer to Note 20. Segment Reporting and Revenue for further information.

Research and development—Costs are incurred in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged against income as incurred. Total research and development expenses, including engineering, net of customer reimbursements, were approximately $274 million, $285 million and $273 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Cash and cash equivalents—Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less, for which the book value approximates fair value.

The cash and cash equivalents presented in the combined balance sheets represents amounts specifically attributable to Versigent, and not cash and cash equivalents held by the Parent at the corporate level.

Accounts receivable—Aptiv centrally enters into agreements to sell certain of its accounts receivable, primarily in Europe, and Versigent participates in these agreements. Sales of receivables are accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 860, Transfers and Servicing (“ASC 860”). Agreements that result in true sales of the transferred receivables, as defined in ASC 860, which occur when receivables are transferred without recourse to the Company, are excluded from amounts reported in the combined balance sheets. Cash proceeds received from such sales are included in operating cash flows. Agreements that allow Versigent to maintain effective control over the transferred receivables and which do not qualify as a sale, as defined in ASC 860, are accounted for as secured borrowings and recorded in the combined balance sheets within accounts receivable, net and short-term debt. The expenses associated with receivables factoring are recorded in the combined statements of operations within interest expense.

Aptiv centrally maintains a European accounts receivable factoring facility, and Versigent participates in this facility. As the factoring facility allows Versigent to maintain effective control over the receivables, the accounts receivable related to this facility are included in the combined balance sheets. This facility is accounted for as short-term debt and borrowings are subject to the availability of eligible accounts receivable. Collateral is not required related to these trade accounts receivable. Borrowings denominated in Euros under the facility bear interest at the three-month Euro Interbank Offered Rate (“EURIBOR”) plus 0.50% and USD borrowings bear interest at two-month Secured Overnight Financing Rate (“SOFR”) plus 0.68%, with borrowings under either denomination carrying a minimum interest rate of 0.20%. As of December 31, 2025, the Company had no amounts outstanding under the European accounts receivable factoring facility. As of December 31, 2024, the Company had $133 million outstanding under the European accounts receivable factoring facility, which was subsequently repaid during the first half of 2025.

Versigent exchanges certain amounts of accounts receivable, primarily in the Asia Pacific region, for bank notes with original maturities greater than three months. The collection of such bank notes are included in operating cash flows based on the substance of the underlying transactions, which are operating in nature. Bank notes held by the Company with original maturities of three months or less are classified as cash and cash equivalents within the combined balance sheets, and those with original maturities of greater than three months are classified as notes receivable within other current assets. The Company may hold such bank notes until maturity, exchange them with suppliers to settle liabilities, or sell them to third-party financial institutions in exchange for cash.

Credit losses—Versigent is exposed to credit losses primarily through the sale of vehicle components and services. Versigent assesses the creditworthiness of a counterparty by conducting ongoing credit reviews, which considers the Company’s expected billing exposure and timing for payment, as well as the counterparty’s established credit rating. When a credit rating is not available, the Company’s assessment is based on an analysis of the counterparty’s financial statements. Versigent also considers contract terms and conditions, country and political risk, and business strategy in its evaluation. Based on the outcome of this review, the Company establishes a credit limit for each counterparty. The Company continues to monitor its ongoing credit exposure through active review of counterparty balances against contract terms and due dates, which includes timely account reconciliation, payment confirmation and dispute resolution. The Company may also employ collection agencies and legal counsel to pursue recovery of defaulted receivables, if necessary.

Versigent primarily utilizes historical loss and recovery data, combined with information on current economic conditions and reasonable and supportable forecasts to develop the estimate of the allowance for doubtful accounts in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). As of December 31, 2025 and 2024, the Company reported $1,567 million and $1,397 million, respectively, of accounts receivable, net of the allowances, which includes the allowance for doubtful accounts of $17 million and $10 million, respectively. The provision for doubtful accounts was $11 million, $3 million and $2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Other changes in the allowance were not material for the year ended December 31, 2025.

Inventories—As of December 31, 2025 and 2024, inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value, including direct material costs and direct and indirect manufacturing costs. Refer to Note 4. Inventories for additional information. Obsolete inventory is identified based on analysis of inventory for known obsolescence issues, and, generally, the net realizable value of inventory on hand in excess of one year’s supply is fully reserved.

From time to time, payments may be received from suppliers. These payments from suppliers are recognized as a reduction of the cost of the material acquired during the period to which the payments relate. In some instances, supplier rebates are received in conjunction with or concurrent with the negotiation of future purchase agreements and these amounts are amortized over the prospective agreement period as purchases are made.

Property—Major improvements that materially extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is determined based on a straight-line method over the estimated useful lives of groups of property. Leasehold improvements under finance leases are depreciated over the period of the lease or the life of the property, whichever is shorter. Refer to Note 7. Property, Net and Note 21. Leases for additional information.

Pre-production costs related to long-term supply agreements—The Company incurs pre-production engineering, development and tooling costs related to products produced for its customers under long-term supply agreements. Engineering, testing and other costs incurred in the design and development of production parts are expensed as incurred, unless the costs are reimbursable, as specified in a customer contract. As of December 31, 2025 and 2024, $32 million and $28 million of such contractually reimbursable costs were capitalized, respectively. These amounts are recorded within other current and other long-term assets in the combined balance sheets, as further detailed in Note 5. Assets.

Special tools represent Versigent-owned tools, dies, jigs and other items used in the manufacture of customer components that will be sold under long-term supply arrangements, the costs of which are capitalized within property, net if the Company has title to the assets. Special tools also include capitalized unreimbursed pre-production tooling costs related to customer-owned tools for which the customer has provided Versigent a non-cancellable right to use the tool. Versigent-owned special tool balances are depreciated over the expected life of the special tool or the life of the related vehicle program, whichever is shorter. The unreimbursed costs incurred related to customer-owned special tools that are not subject to reimbursement are capitalized and depreciated over the expected life of the special tool or the life of the related vehicle program, whichever is shorter. At December 31, 2025 and 2024, the special tools balance, net of accumulated depreciation, was $164 million and $169 million, respectively, included within property, net in the combined balance sheets. As of December 31, 2025 and 2024, the Versigent-owned special tools balance was $141 million and $146 million, respectively, and the customer-owned special tools balance was $23 million for both periods.

Valuation of long-lived assets—The carrying value of long-lived assets held for use, including definite-lived intangible assets, is periodically evaluated when events or circumstances warrant such a review. The carrying value of a long-lived asset held for use is considered impaired when the anticipated separately identifiable undiscounted cash flows from the asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. Impairment losses on long-lived assets held for sale are recognized if the carrying value of the asset is in excess of the asset’s estimated fair value, reduced for the cost to dispose of the asset. Fair value of long-lived assets is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved (an income approach), and in certain situations the Company’s review of appraisals (a market approach). Refer to Note 7. Property, Net and Note 8. Intangible Assets for additional information.

Fair value measurements—Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company’s financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable, as well as debt, which consists of capital leases and other debt issued by non-U.S. subsidiaries. For all financial instruments recorded at December 31, 2025 and 2024, fair value approximates book value. Nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets, assets and liabilities held for sale, intangible assets and liabilities for exit or disposal activities measured at fair value upon initial recognition. Fair value of long-lived assets is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved and a review of appraisals or other market indicators and management estimates. As such, the Company has determined that the fair value measurements of long-lived assets fall in Level 3 of the fair value hierarchy.

During the year ended December 31, 2025, the Company recorded non-cash long-lived asset impairment charges of $3 million within cost of sales primarily related to the declines in the fair value of certain fixed assets in connection with a planned site exit. During the year ended December 31, 2024, the Company recorded no non-cash long-lived asset impairment charges. During the year ended December 31, 2023, the Company recorded non-cash long-lived asset impairment charges of $13 million within cost of sales primarily related to an operating lease right-of-use asset in Ukraine that was no longer expected to be used during the remaining lease term.

Leases—The Company accounts for leases in accordance with FASB ASC Topic 842, Leases. The Company determines whether an arrangement is a lease at inception. For leases where the Company is the lessee, a lease liability and a right-of-use asset is recognized for all leases, with the exception of short-term leases with terms of twelve months or less. The lease liability represents the lessee’s obligation to make lease payments arising from a lease, and is measured as the present value of the lease payments. As the rate implicit in the lease is usually not known at lease commencement, the Company uses its incremental borrowing rate to discount the lease obligation. The right-of-use asset represents the lessee’s right to use a specified asset for the lease term, and is measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the Company’s initial direct costs.

The Company applies the short-term lease exception, which results in a single lease cost being allocated over the lease term, generally on a straight-line basis, for leases with a term of twelve months or less. These leases are not presented in the combined balance sheets. Additionally, the Company applies the practical expedient to not separate lease components from non-lease components and instead accounts for both as a single lease component for all asset classes. Refer to Note 21. Leases for additional information.

Intangible assets—The Company amortizes definite-lived intangible assets over their estimated useful lives. No intangible asset impairment charges were recorded during the years ended December 31, 2025, 2024 or 2023. Refer to Note 8. Intangible Assets for additional information.

Warranty and product recalls—Expected warranty costs for products sold are recognized at the time of sale of the product based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, production changes, industry developments and various other considerations. Costs of product recalls, which may include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the recalled part, are accrued as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. Refer to Note 10. Warranty Obligations for additional information.

Income taxes—The Company accounts for income taxes under the separate return method. Under this approach, the Company determines its deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns. Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. In the event the Company determines it is more likely than not that the deferred tax assets will not be realized in the future, the valuation allowance adjustment to the deferred tax assets will be charged to earnings in the period in which the Company makes such a determination. In determining whether an uncertain tax position exists, the Company determines, based solely on its technical merits, whether the tax position is more likely than not to be sustained upon examination, and if so, a tax benefit is measured on a cumulative probability basis that is more likely than not to be realized upon the ultimate settlement. In determining the provision for income taxes for financial statement purposes, the Company makes certain estimates and judgments which affect its evaluation of the carrying value of its deferred tax assets, as well as its calculation of certain tax liabilities. As it relates to changes in accumulated other comprehensive income (loss), the Company’s policy is to release tax effects from accumulated other comprehensive income (loss) when the underlying components affect earnings. Refer to Note 15. Income Taxes for additional information.

Foreign currency translation—Assets and liabilities of non-U.S. subsidiaries that use a currency other than U.S. dollars as their functional currency are translated to U.S. dollars at end-of-period currency exchange rates. The combined statements of operations of non-U.S. subsidiaries are translated to U.S. dollars at average-period currency exchange rates. The effect of translation for non-U.S. subsidiaries is generally reported in other comprehensive income (loss) (“OCI”). The accumulated foreign currency translation adjustment related to an investment in a foreign subsidiary is reclassified to net income (loss) upon sale or upon complete or substantially complete liquidation of the respective entity. The effect of remeasurement of assets and liabilities of non-U.S. subsidiaries that use the U.S. dollar as their functional currency is primarily included in cost of sales. Also included in cost of sales are gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity. Net foreign currency transaction losses of $22 million, gains of $13 million and losses of $22 million were included in the combined statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively.

Restructuring—The Company continually evaluates alternatives to align the business with the changing needs of its customers and to lower operating costs. This includes the realignment of its existing manufacturing capacity, facility closures, or similar actions, either in the normal course of business or pursuant to significant restructuring programs. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for severance or termination. Contract termination costs are recorded when contracts are terminated. All other exit costs are expensed as incurred. Refer to Note 11. Restructuring for additional information.

Customer concentrations—We sell our products and services to the major global OEMs in every region of the world. Our ten largest customers accounted for approximately 82%, 83% and 87% of our total net sales for the years ended December 31, 2025, 2024 and 2023, respectively. This included approximately 19%, 18% and 17% to a Global OEM, 15%, 12% and 14% to another Global OEM and 13%, 13% and 14% to a Global EV OEM during the years ended December 31, 2025, 2024 and 2023, respectively.

Derivative financial instruments—Aptiv centrally manages its exposure to fluctuations in currency exchange rates and certain commodity prices by entering into a variety of forward contracts and swaps with various counterparties. Such financial exposures are managed in accordance with the policies and procedures of Aptiv and accounted for in accordance with ASC Topic 815, Derivatives and Hedging.

Certain other derivative assets and liabilities held by Aptiv at the corporate level were not attributable to the Company for any of the periods presented. Due to the Company’s participation in Aptiv’s hedging program, the Company is allocated a portion of the impact from these activities. Based on the exposure levels related to Versigent, we recorded gains of $17 million and $9 million and losses of $17 million in cost of sales for the years ended December 31, 2025, 2024 and 2023, respectively.

Extended disability benefits— The estimated costs associated with extended disability benefits provided to inactive employees were allocated to the Company based on its relative portion of participants. Workforce demographic data and historical experience are utilized to develop projections of time frames and related expense for post-employment benefits.

Share-based compensation— Certain U.S. and non-U.S. employees of Versigent are covered by the Parent-sponsored share-based compensation arrangements, the Aptiv PLC Long Term Incentive Plan, as amended and restated effective April 23, 2015 (the “PLC LTIP”), under which grants of restricted stock units (“RSUs”) have been made in each year prior to April 2024, and the 2024 Long-Term Incentive Plan (the “2024 LTIP”), under which grants of RSUs were made beginning in April 2024. Share-based compensation expense within the combined financial statements has been allocated to Versigent based on the awards and terms previously granted to Versigent employees while part of Aptiv and includes the cost of Versigent employees who participate in the Aptiv plan as well as an allocated portion of the cost of Aptiv senior management awards.

The RSU awards include a time-based vesting portion and a performance-based vesting portion. The performance-based vesting portion includes performance and market conditions in addition to service conditions. The grant date fair value of the RSUs is determined based on the closing price of Aptiv’s ordinary shares on the date of the grant of the award, including an estimate for forfeitures, and a contemporaneous valuation performed by a third-party valuation specialist with respect to awards with market conditions. The Company accounts for compensation expense incurred by the Parent based upon the grant date fair value of the awards applied to the best estimate of ultimate performance against the respective targets on a straight-line basis over the requisite vesting period of the awards. The performance conditions require management to make assumptions regarding the likelihood of achieving certain performance goals. Changes in these performance assumptions, as well as differences in actual results from management’s estimates, could result in estimated or actual values different from previously estimated fair values. Refer to Note 19. Share-Based Compensation for additional information on the share-based compensation plans of the Parent that certain employees of the Company participate in.

Pension and other post-retirement benefits (OPEB)—Certain of the Company’s non-U.S. subsidiaries sponsor defined-benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. In the fourth quarter of 2025, in advance of the Spin-Off, certain plans that were previously sponsored by Aptiv and included EDS employees as well as employees of other Aptiv subsidiaries (the “Shared Plans”) were legally split and allocated to the Company. Prior to the legal separation and transfer, under the guidance in ASC 715, Compensation—Retirement Benefits, the Company accounted for the Shared Plans as multiemployer plans, and accordingly the Company did not record an asset or liability to recognize the funded status of the Shared Plans. The related pension and other post-employment expenses of the Shared Plans were charged to EDS based on the service cost of active participants. These expenses were funded through intercompany transactions with Aptiv that are reflected within the Net parent investment in the combined financial statements. Following the legal separation and transfer of these plans to the Company, the Company accounts for these plans as single-employer plans.

In addition, beginning in the fourth quarter of 2025, liabilities related to inactive employees in Germany under an Aptiv-sponsored plan that had not yet legally transferred to the Company due to regulatory reasons were attributed to the Company. These liabilities are expected to be legally transferred in 2026.

Refer to Note 13. Pension Benefits for additional information.

Government incentives—From time to time, the Company receives government incentives in the form of cash grants and other incentives in return for past or future compliance with certain conditions. The Company accounts for funds received from government grants that are not in the form of an income tax credit, revenue from a contract with a customer or a loan, by analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance. Accordingly, the Company recognizes funds received from government grants in the combined statements of operations when there is reasonable assurance that the Company will comply with the conditions associated with the grant and the grants will be received. Recognition occurs on a systematic basis over the periods in which the Company recognizes, as expenses, the related costs for which the grants are intended to defray.

The Company is eligible to receive certain government grants because we engage in qualifying capital investments and other activities as defined by the relevant governmental entities awarding the grants. Typically, grant agreements require that the Company complies with certain conditions, including committing to minimum levels of capital investment and maintenance of a minimum level of headcount at the impacted manufacturing site. The Company generally recognizes government grants of an operating nature as a reduction to operating expenses (primarily cost of sales) in the combined statements of operations. During the year ended December 31, 2025, government grants were recognized as reductions to operating expenses of approximately $25 million. Government incentives that have been received, but not yet recognized as reductions to operating expenses totaled approximately $1 million recorded within other current liabilities as of December 31, 2025.

The Company records capital-related grants as a reduction to property, net in the combined balance sheets, which ultimately results in a reduction to depreciation expense over the useful life of the corresponding asset. Capital-related grants reduced gross property by less than $1 million during the year ended December 31, 2025. Amounts recorded as due from and due to governmental entities in the combined balance sheets were not significant for any period presented.

Our agreements with governmental entities have an average duration of eight years and certain of these agreements include provisions for the recapture of funding if the Company fails to comply with various aspects of the agreement.

Net parent investment—The net parent investment account includes the accumulation of the Company’s historical earnings, dividend payments, and other transactions between the Company and the Parent.

Recently adopted accounting pronouncements—Versigent adopted ASU 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement in the first quarter of 2025. The amendments in this update require a joint venture to initially recognize all contributions received at fair value upon formation. The new guidance is applicable to joint venture entities with a formation date on or after January 1, 2025 and is to be applied prospectively. As the Company did not have any applicable joint venture formations during the year ended December 31, 2025, there was no impact to the Company’s combined financial statements upon adoption. The adoption of this guidance will be applied to any applicable joint venture formations that occur in future periods.

Versigent adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures in the first quarter of 2025. The amendments in this update require public entities to disclose specific categories in the effective tax rate reconciliation, as well as additional information for reconciling items that exceed a quantitative threshold. The amendments also require all entities to disclose income taxes paid disaggregated by federal, state and foreign taxes, and further disaggregated for specific jurisdictions that exceed 5% of total income taxes paid, among other expanded disclosures. The adoption of this guidance is only applicable to annual disclosures and resulted in incremental disclosures in the Company’s combined financial statements.

Recently issued accounting pronouncements not yet adopted—In December 2025, the FASB issued ASU 2025-12, Codification Improvements. The amendments in this update address changes to the Codification that clarify, correct errors and make minor improvements, making the Codification easier to understand and apply. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s combined financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The amendments in this update provide clarifications intended to improve the consistency and usability of interim disclosure requirements and the applicability to Topic 270. The amendments also provide additional guidance for reporting material events occurring after the most recent annual period. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with the option to apply retrospectively Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s combined financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The amendments in this update establish the accounting for government grants, including guidance for grants related to an asset and grants related to income. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2028, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its combined financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The amendments in this update provide targeted improvements intended to enhance alignment between risk management activities and financial reporting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness and clarifications related to hedging non-financial items. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its combined financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The amendments in this update exclude from derivative accounting non exchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. The amendments also provide clarification for share-based payments from a customer in a revenue contract. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s combined financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update clarify and modernize the accounting for costs related to internal-use software. The amendments also remove all references to prescriptive and sequential software development stages, as well as clarify disclosure requirements for capitalized software costs. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s combined financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient for estimating credit losses for current accounts receivable and current contract assets that arise from transactions accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s combined financial statements.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The amendments in this update clarify guidance for identifying the accounting acquirer in business combination effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026 and interim periods within those annual reporting periods. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s combined financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this update require public entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expenses, including purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion, that are included in each relevant income statement expense line item. The amendments also require qualitative descriptions of the amounts remaining in relevant expense line items not separately disaggregated quantitatively. Certain amounts already disclosed under existing U.S. GAAP are required to be included in the same disclosure as the other disaggregated income statement expense line items. In addition, the amendments require disclosure of the total amount of selling expenses and, in annual reporting periods, an entity’s definition of those expenses. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The adoption of this guidance is expected to result in incremental disclosures in the Company’s combined financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company has historically operated as part of the Parent and not as a standalone company. Accordingly, the Parent has allocated certain account balances and costs to the Company that are reflected within these combined financial statements. Management considers the allocation methodologies used by the Parent to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate standalone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future. Actual costs that would have been incurred if the Company had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including the Company’s capital structure, information technology and infrastructure.

As described in Note 1. Business and Basis of Presentation, the Company participates in a global cash pooling arrangement operated by the Parent and certain of its subsidiaries, whereby cash generated by Versigent is managed by Aptiv. This arrangement manages the working capital needs of the Company. The majority of the Company’s cash is transferred to Aptiv, and Aptiv funds the Company’s operating and investing activities as necessary. The cumulative net transfers related to these transactions are recorded in net parent investment in the combined financial statements.

Related Party Sales and Purchases

In the ordinary course of business, the Company enters into transactions with subsidiaries and other businesses of the Parent for the sale or purchase of goods.

Net sales of products from Versigent to uncombined Aptiv affiliates totaled $4 million, $3 million and $3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Total purchases from uncombined Aptiv affiliates totaled $783 million, $705 million and $839 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, the net amount due to uncombined Aptiv affiliates from related party transactions was $123 million and $121 million, respectively. The Company’s average receivable and payable balances with related parties during each period were consistent with the period end balances.

Allocations of Costs for Parent Services

The Company has certain services and functions provided to it by the Parent. These services and functions included, but were not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology services and support, cash management, payroll processing, pension and benefit administration and other shared services. These costs were allocated using methodologies that management believes were reasonable for the item being allocated. Allocation methodologies included direct usage when identifiable, as well as the Company’s relative share of revenues, headcount or functional spend as a percentage of the total.

The total costs for services and functions allocated to the Company from the Parent were as follows for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Cost of sales	$126	$38	$76
Selling, general and administrative	330	306	285
Restructuring	1	3	3

Total cost of parent services	$457	$347	$364

Net Parent Investment

Net parent investment on the combined balance sheets and combined statements of net parent investment represents Aptiv’s historical investment in the Company, the net effect of transactions with, and allocations from, Aptiv, as well as Versigent’s accumulated earnings and other comprehensive income (loss). Net transfers to the Parent are included within net parent investment. The components of net transfers (to) from Parent per the combined statements of cash flows and combined statements of net parent investment, respectively, were as follows:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Cash pooling and general financing activities, net	$(784)	$(989)	$(486)
Corporate cost allocations	457	347	364
Income taxes (1)	15	(11)	245

Net transfers (to) from Parent per combined statements of cash flows	(312)	(653)	123
Transfer of net pension obligations from Parent	(124)	—	—
Transfer of note receivable from Parent	69	—	—
Deferred taxes settled with Parent through net parent investment (1)	(134)	—	—

Net transfers (to) from Parent per combined statement of net parent investment	$(501)	$(653)	$123

(1)

Represents non-cash income tax impacts incurred in the respective period as a result of the application of the separate return basis with respect to the income tax provision and related balance sheet accounts within the combined financial statements, as further described in Note 15. Income Taxes, as well as taxes paid by the Parent. During the year ended December 31, 2023, the income tax provision was impacted by the transfer of certain intellectual property to one of the Company’s subsidiaries in Switzerland, which resulted in approximately $284 million of non-cash current tax expense, as further described in Note 15. Income Taxes. During the year ended December 31, 2025, the income tax provision was impacted by valuation allowance adjustments primarily in Switzerland, which resulted in approximately $92 million of non-cash deferred tax benefit related to certain tax attributes that were recorded as part of net parent investment, as further described in Note 15. Income Taxes.

4. INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value, including direct material costs and direct and indirect manufacturing costs. A summary of inventories is shown below:

	December 31, 2025	December 31, 2024
	(in millions)
Productive material	$382	$405
Work-in-process	98	62
Finished goods	292	242

Total	$772	$709

5. ASSETS

Other current assets consisted of the following:

	December 31, 2025	December 31, 2024
	(in millions)
Value added tax receivable	$65	$74
Prepaid insurance and other expenses	31	8
Reimbursable engineering costs	12	8
Income and other taxes receivable	40	37
Deposits to vendors	1	1
Capitalized upfront fees (Note 20)	7	5
Other	2	1

Total	$158	$134

Other long-term assets consisted of the following:

	December 31, 2025	December 31, 2024
	(in millions)
Income and other taxes receivable	$19	$19
Reimbursable engineering costs	20	20
Value added tax receivable	1	1
Capitalized upfront fees (Note 20)	26	23
Deposits to vendors	5	5
Other	38	33

Total	$109	$101

6. INVESTMENTS IN AFFILIATES

Equity Method Investments

As part of Versigent’s operations, it has investments in two non-combined affiliates accounted for under the equity method of accounting. These affiliates are not publicly traded companies and are located in North America and Asia Pacific. The most significant investment is in Promotora de Partes Electricas Automotrices, S.A. de C.V. (of which Versigent owns approximately 40%). The Company’s aggregate investments in affiliates was $143 million and $132 million at December 31, 2025 and 2024, respectively. Dividends of $20 million, $12 million and $5 million for the years ended December 31, 2025, 2024 and 2023, respectively, have been received from these non-combined affiliates. There were no impairment charges recorded for the years ended December 31, 2025, 2024 and 2023.

The following is a summary of the combined financial information of significant affiliates accounted for under the equity method as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023:

	December 31,
	2025	2024
	(in millions)
Current assets	$342	$340
Non-current assets	174	156

Total assets	$516	$496

Current liabilities	$154	$167
Non-current liabilities	25	20
Shareholders’ equity	337	309

Total liabilities and shareholders’ equity	$516	$496

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Net sales	$816	$863	$717
Gross profit	$78	$85	$71
Net income	$33	$53	$30

A summary of transactions with affiliates is shown below:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Sales to affiliates	$3	$15	$15
Purchases from affiliates	$10	$—	$2

A summary of amounts recorded in the Company’s combined balance sheets related to its affiliates is shown below:

	December 31,
	2025	2024
	(in millions)
Receivables due from affiliates	$1	$—
Payables due to affiliates	$—	$1

7. PROPERTY, NET

Property, net consisted of:

	Estimated Useful Lives	December 31,
		2025	2024
	(Years)	(in millions)
Land	—	$12	$12
Land and leasehold improvements	3-20	66	62
Buildings	40	177	164
Machinery, equipment and tooling	3-20	1,962	1,902
Furniture and office equipment	3-10	159	144
Construction in progress	—	75	55

Total		2,451	2,339
Less: accumulated depreciation		(1,550)	(1,435)

Total property, net		$901	$904

During the years ended December 31, 2025, 2024 and 2023, the Company recorded non-cash asset impairment charges of $3 million, $0 and $3 million, respectively, related to the abandonment of certain fixed assets and declines in the fair values of certain fixed assets.

8. INTANGIBLE ASSETS

The changes in the carrying amount of intangible assets were as follows as of December 31, 2025 and 2024.

		As of December 31, 2025			As of December 31, 2024
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Years)	(in millions)			(in millions)
Amortized intangible assets:
Patents and developed technology	14	$191	$190	$1	$190	$189	$1
Customer relationships	9	18	18	—	17	17	—
Trade names	20	32	26	6	29	23	6

Total		$241	$234	$7	$236	$229	$7

Estimated amortization expense for the years ending December 31, 2026 through 2030 is presented below:

	Year Ending December 31,
	2026	2027	2028	2029	2030
	(in millions)
Estimated amortization expense	$2	$2	$2	$1	$—

A roll-forward of the gross carrying amounts of intangible assets for the years ended December 31, 2025 and 2024 is presented below.

	2025	2024
	(in millions)
Balance at January 1	$236	$239
Foreign currency translation and other	5	(3)

Balance at December 31	$241	$236

A roll-forward of the accumulated amortization for the years ended December 31, 2025 and 2024 is presented below:

	2025	2024
	(in millions)
Balance at January 1	$229	$229
Amortization	1	2
Foreign currency translation and other	4	(2)

Balance at December 31	$234	$229

9. LIABILITIES

Accrued liabilities consisted of the following:

	December 31, 2025	December 31, 2024
	(in millions)
Payroll-related obligations	$178	$150
Employee benefits, including current pension obligations	36	20
Income and other taxes payable	94	92
Warranty obligations (Note 10)	14	11
Restructuring (Note 11)	46	35
Customer deposits	32	35
Operating lease liabilities (Note 21)	52	48
Other	126	149

Total	$578	$540

Other long-term liabilities consisted of the following:

	December 31, 2025	December 31, 2024
	(in millions)
Restructuring (Note 11)	$3	$4
Payroll-related obligations	1	1
Accrued income taxes	31	11
Tax indemnification liability	50	69
Deferred income taxes, net (Note 15)	29	21
Other	7	3

Total	$121	$109

10. WARRANTY OBLIGATIONS

Expected warranty costs for products sold are recognized principally at the time of sale of the product based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, production changes, industry developments and various other considerations. The estimated costs related to product recalls based on a formal campaign soliciting return of that product are accrued at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. The Company has recognized a reasonable estimate for its total aggregate warranty reserves, including product recall costs, as of December 31, 2025. At December 31, 2025, the difference between the recorded liabilities and the reasonably possible range of potential loss was not material.

The table below summarizes the activity in the product warranty liability for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(in millions)
Accrual balance at beginning of year	$12	$12
Provision for estimated warranties incurred during the year	15	13
Changes in estimate for pre-existing warranties	(3)	(1)
Settlements	(11)	(12)
Foreign currency translation and other	1	—

Accrual balance at end of year	$14	$12

11. RESTRUCTURING

The Company’s restructuring activities are undertaken as necessary to implement management’s strategy, streamline operations, take advantage of available capacity and resources, and ultimately achieve net cost reductions. These activities generally relate to the realignment of existing manufacturing capacity and closure of facilities and other exit or disposal activities, as it relates to executing Versigent’s strategy, either in the normal course of business or pursuant to significant restructuring programs.

As part of the Company’s continued efforts to optimize its cost structure, it has undertaken several restructuring programs which include workforce reductions as well as plant closures. These programs are primarily focused on reducing global overhead costs, the continued rotation of our manufacturing footprint to best cost locations in Europe and aligning our manufacturing capacity with the current levels of automotive production in each region.

During the year ended December 31, 2025, the Company recorded employee-related and other restructuring charges related to these programs totaling approximately $86 million, which included recognition of approximately $37 million for programs to downsize and close European manufacturing sites.

There have been no changes in previously initiated programs that have resulted (or are expected to result) in a material change to our restructuring costs. The Company expects to incur additional restructuring costs of approximately $40 million, inclusive of $38 million related to programs to downsize and close European manufacturing sites, pursuant to approved programs within the next twelve months.

During the year ended December 31, 2024, the Company recorded employee-related and other restructuring charges related to these programs totaling approximately $101 million, of which $12 million was recognized for a program initiated in the fourth quarter of 2024 and $12 million was recognized for a program initiated in the fourth quarter of 2023, with both programs focused on global salaried workforce optimization, primarily in the North American and European regions. During the year ended December 31, 2023, the Company recorded employee-related and other restructuring charges totaling approximately $48 million, of which $27 million was recognized for a program initiated in the fourth quarter of 2023 focused on global salaried workforce optimization, primarily in the North American and European regions.

Restructuring charges for employee separation and termination benefits are paid either over the severance period or in a lump sum in accordance with either statutory requirements or individual agreements. The Company incurred cash expenditures related to its restructuring programs of approximately $76 million, $90 million and $34 million in the years ended December 31, 2025, 2024 and 2023, respectively.

The table below summarizes the activity in the restructuring liability for the years ended December 31, 2025 and 2024:

	Employee Termination Benefits Liability	Other Exit Costs Liability	Total
	(in millions)
Accrual balance at January 1, 2024	$29	$—	$29
Provision for estimated expenses incurred during the year	101	—	101
Payments made during the year	(90)	—	(90)
Foreign currency and other	(1)	—	(1)

Accrual balance at December 31, 2024	$39	$—	$39

Provision for estimated expenses incurred during the year	$86	$—	$86
Payments made during the year	(76)	—	(76)
Foreign currency and other	—	—	—

Accrual balance at December 31, 2025	$49	$—	$49

12. DEBT

Credit Agreement

On November 26, 2025, Versigent Limited and its wholly-owned subsidiaries Cyprium Corporation (“Cyprium U.S.”) and Cyprium Holdings Luxembourg S.À.R.L (“Cyprium Luxembourg”), entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), with respect to $1.35 billion in senior secured credit facilities. The Credit Agreement consists of a senior secured five-year $500 million term loan facility (the “Term Loan A Facility”) and a five-year $850 million senior secured revolving credit facility (the “Revolving Credit Facility”) (collectively, the “Credit Facilities”) with the lenders party thereto and JPMorgan Chase Bank, N.A. The Credit Facilities are expected to become available to Versigent Limited no later than the date of the Spin-Off, subject to the satisfaction of certain conditions customary for financings of this type, including the consummation of the Spin-Off. Accordingly, no amounts were drawn or available to be drawn under the Credit Facilities as of December 31, 2025. Approximately $12 million of issuance costs are expected to be incurred in connection with the Credit Agreement.

The Credit Facilities will be subject to an interest rate, at our option, of either (a) the Alternate Base Rate (“ABR” as defined in the Credit Agreement), or (b) the Term Benchmark Rate (the “Term SOFR”, “Adjusted EURIBOR”, “Adjusted Term CORRA”, or “Adjusted TIIE Rate”, each as defined in the Credit Agreement) or (c) RFR (“RFR Loan” as defined in the Credit Agreement), in each case, plus an applicable margin that is based on our total leverage ratio (the ratio of Consolidated Total Indebtedness to Consolidated Adjusted EBITDA, each as defined in the Credit Agreement). Interest is payable no less than quarterly. We may elect to change the selected interest rate over the term of the Credit Facilities in accordance with the provisions of the Credit Agreement.

The applicable interest rate margins for the Term Loan A Facility and Revolving Credit Facility will increase or decrease from time to time between 1.25% and 2.00% per annum (for Term Benchmark and RFR loans) and between 0.25% and 1.00% per annum (for ABR loans), in each case based upon changes to our total leverage ratio. Accordingly, the interest rates for the Credit Facilities will fluctuate during the term of the Credit Agreement. The Credit Agreement also requires that we pay certain facility fees on the aggregate commitments under the Revolving Credit Facility and certain letter of credit issuance and fronting fees.

Letters of credit will be available for issuance under the Credit Agreement on terms and conditions customary for financings of this type, which issuances will reduce availability under the Revolving Credit Facility.

We will be obligated to make quarterly principal payments throughout the term of the Term Loan A Facility. Borrowings under the Credit Agreement will be prepayable at our option without premium or penalty, subject to customary increased cost provisions.

The Credit Agreement contains certain covenants that limit, among other things, the Company’s (and the Company’s subsidiaries’) ability to incur certain additional indebtedness, liens, restricted payments, investments, asset dispositions, affiliate transactions, and amendments of certain indebtedness. In addition, the Credit Agreement requires that we maintain a total leverage ratio of not greater than 4.25:1.00 for the first four quarters following the availability date, 4.00:1.00 for the fifth through eighth quarters following the availability date, and 3.75:1.00 for all quarters thereafter, and an Interest Coverage Ratio (the ratio of Consolidated Adjusted EBITDA to Ratio Interest Expense, each as defined in the Credit Agreement) of at least 3.00:1.00. The Credit Agreement contains provisions pursuant to which, based upon our achievement of certain corporate credit ratings, certain covenants and/or our obligation to provide collateral to secure the Credit Facilities, will be suspended.

Cyprium U.S. and Cyprium Luxembourg are each borrowers under the Credit Agreement, under which such borrowings would be guaranteed by Versigent Limited. Additional subsidiaries of Versigent Limited may be added as co-borrowers or guarantors under the Credit Agreement from time to time on the terms and conditions set forth in the Credit Agreement. The obligations of each borrower under the Credit Agreement will be jointly and severally guaranteed by each other borrower and by certain of our existing and future direct and indirect subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrowers and the guarantors will be secured by certain assets of such borrowers and guarantors, including a perfected first-priority pledge of all of the capital stock in Versigent Limited.

13. PENSION BENEFITS

In the third and fourth quarters of 2025, in advance of the Spin-Off, certain plans that were previously sponsored by Aptiv and accounted for as multiemployer plans were legally separated and allocated to the Company. In addition, beginning in the fourth quarter of 2025, liabilities related to inactive employees in Germany under an Aptiv-sponsored plan that had not yet been legally transferred to the Company due to regulatory reasons were attributed to the Company. Prior to completion of the legal transfer, Aptiv will pay the benefits due to these inactive employees on behalf of Versigent and Versigent will reimburse Aptiv. The legal transfer is expected to be completed by the end of 2026.

The Company sponsors defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. The Company’s primary plans are located in Mexico, Germany, Portugal and Turkey. Certain Mexican plans are funded. Certain of the Company’s Mexican plans, as well as the Turkey plan, provide for benefits payable to employees immediately upon Separation. The obligations for these plans are recorded over the requisite service period. The Company does not have any U.S. pension assets or liabilities.

Funded Status

The amounts shown below reflect the change in the defined benefit pension obligations during 2025 and 2024.

	Year Ended December 31,
	2025	2024
	(in millions)
Benefit obligation at beginning of year	$90	$99
Service cost	7	6
Interest cost	12	8
Actuarial loss	9	4
Benefits paid	(8)	(8)
Impact of settlements	—	(3)
Transfers (a)	150	—
Exchange rate movements and other	14	(16)

Benefit obligation at end of year	$274	$90
Change in plan assets:
Fair value of plan assets at beginning of year	$16	$21
Actual return on plan assets	4	2
Versigent contributions	5	7
Benefits paid	(8)	(8)
Impact of settlements	—	(3)
Transfers (a)	26	—
Exchange rate movements and other	2	(3)

Fair value of plan assets at end of year	$45	$16
Underfunded status	$(229)	$(74)
Amounts recognized in the combined balance sheets consist of:
Current liabilities	$(12)	$(2)
Long-term liabilities	(217)	(72)

Total	$(229)	$(74)
Amounts recognized in accumulated other comprehensive loss consist of (pre-tax):
Actuarial loss	$11	$7

Total	$11	$7

(a)	Primarily relates to plans allocated to Versigent in Germany and Mexico during the year ended December 31, 2025

The benefit obligations were impacted by actuarial losses of $9 million and $4 million during the years ended December 31, 2025 and 2024, respectively, primarily due to changes in the discount rates used to measure the benefit obligation.

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets and with plan assets in excess of accumulated benefit obligations are as follows:

	2025	2024
	(in millions) Plans with ABO in Excess of Plan Assets
PBO	$273	$90
ABO	$222	$68
Fair value of plan assets at end of year	$44	$16

	Plans with Plan Assets in Excess of ABO
PBO	$1	$—
ABO	$1	$—
Fair value of plan assets at end of year	$1	$—

	Total
PBO	$274	$90
ABO	$223	$68
Fair value of plan assets at end of year	$45	$16

Benefit costs presented below were determined based on actuarial methods and included the following:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Service cost	$7	$6	$5
Interest cost	12	8	7
Expected return on plan assets	(2)	(1)	(1)
Settlement loss	—	2	2
Amortization of actuarial losses	1	—	—

Net periodic benefit cost	$18	$15	$13

The Company had no other postretirement benefit obligations as of December 31, 2025 and 2024.

Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are recognized in other comprehensive income (loss). Cumulative actuarial gains and losses in excess of 10% of the PBO for a particular plan are amortized over the average future service period of the employees in that plan.

The principal assumptions used to determine the pension expense and the actuarial value of the projected benefit obligation for the pension plans were:

Assumptions used to determine benefit obligations at December 31:

	Pension Benefits
	2025	2024
Weighted-average discount rate	7.94%	9.40%
Weighted-average rate of increase in compensation levels	3.31%	4.23%

Assumptions used to determine net expense for years ended December 31:

	Pension Benefits
	2025	2024	2023
Weighted-average discount rate	9.40%	9.39%	8.54%
Weighted-average rate of increase in compensation levels	4.23%	4.51%	4.22%
Weighted-average expected long-term rate of return on plan assets	8.43%	8.00%	7.50%

The Company selects discount rates by analyzing the results of matching each plan’s projected benefit obligations with a portfolio of high-quality fixed income investments rated AA or higher by Standard and Poor’s or Moody’s.

The funded plans are in Mexico. For the determination of 2025 expense, the Company assumed a long-term expected asset rate of return of approximately 8.50% for Mexico. The Company evaluated input from local actuaries and asset managers, including consideration of recent fund performance and historical returns, in developing the long-term rate of return assumptions. These assumptions are primarily conservative long-term, prospective rates. To determine the expected return on plan assets, the market-related value of our plan assets is actual fair value.

The Company’s pension expense for 2026 is determined at the 2025 year end measurement date. For purposes of analysis, the following table highlights the sensitivity of the Company’s pension obligations and expense attributable to changes in key assumptions:

Change in Assumption	Impact on Pension Expense		Impact on PBO
25 basis point (“bp”) decrease in discount rate	Less than + $	1 million	+ $	6 million
25 bp increase in discount rate	Less than - $	1 million	- $	6 million
25 bp decrease in long-term expected return on assets	Less than + $	1 million		—
25 bp increase in long-term expected return on assets	Less than - $	1 million		—

The above sensitivities reflect the effect of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. The above sensitivities also assume no changes to the design of the pension plans and no major restructuring programs.

Pension Funding

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Projected Pension Benefit Payments
(in millions)
2026	$22
2027	$19
2028	$21
2029	$22
2030	$26
2031 – 2035	$119

The Company anticipates making pension contributions and benefit payments of approximately $9 million in 2026.

Plan Assets

Certain pension plans sponsored by the Company invest in a diversified portfolio consisting of an array of asset classes that attempts to maximize returns while minimizing volatility. These asset classes include developed market equities, emerging market equities, global high quality and high yield fixed income and absolute return strategies.

The fair values of the Company’s pension plan assets weighted-average asset allocations at December 31, 2025 and 2024, by asset category, are as follows:

	Fair Value Measurements at December 31, 2025
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Time deposits	$1	$—	$1	$—
Debt securities	26	26	—	—
Equity securities	18	18	—	—

Total	$45	$44	$1	$—

	Fair Value Measurements at December 31, 2024
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Debt securities	$10	$10	$—	$—
Equity securities	6	6	—	—

Total	$16	$16	$—	$—

Following is a description of the valuation methodologies used for pension assets measured at fair value.

Time deposits—The fair value of fixed-maturity certificates of deposit was estimated using the rates offered for deposits of similar remaining maturities.

Debt securities—The fair value of debt securities is determined by direct quoted market prices on regulated financial exchanges.

Equity securities—The fair value of equity securities is determined by direct quoted market prices on regulated financial exchanges.

Defined Contribution Plans

Aptiv sponsors defined contribution plans for certain hourly and salaried employees. Expense related to the contributions for these plans recorded by Versigent was approximately $5 million, $4 million and $5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Multiemployer Pension Plans

As described in Note 2. Significant Accounting Policies, prior to the legal split of plans in 2025, certain of the Company’s employees, primarily in Mexico and Germany participate in the Shared Plans sponsored by Aptiv. The Company has recorded expense of approximately $3 million for each of the years ended December 31, 2025, 2024 and 2023, to record its allocation of pension benefit service costs related to the Shared Plans.

14. COMMITTMENTS AND CONTINGENCIES

Ordinary Business Litigation

The Company is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, alleged breaches of contracts, product warranties, intellectual property matters, and employment-related matters. It is the opinion of the Company that the outcome of such matters will not have a material adverse impact on the combined financial position, results of operations, or cash flows of the Company. With respect to warranty matters, although the Company cannot ensure that the future costs of warranty claims by customers will not be material, the Company believes its established reserves are adequate to cover potential warranty settlements.

Environmental Matters

The Company is subject to the requirements of U.S. federal, state, local and non-U.S. environmental, health and safety laws and regulations. As of December 31, 2025 and 2024, the undiscounted reserves for environmental investigation and remediation recorded in other liabilities were de minimis. The Company cannot ensure that environmental requirements will not change or become more stringent over time or that its eventual environmental remediation costs and liabilities will not exceed the amount of its current reserves. In the event that such liabilities were to significantly exceed the amounts recorded, the Company’s results of operations could be materially affected. At December 31, 2025, the difference between the recorded liabilities and the reasonably possible range of potential loss was not material.

15. INCOME TAXES

Operations of certain businesses included in the Company’s combined financial statements are divisions of legal entities included in Aptiv’s consolidated U.S. federal and state income tax returns, or tax returns of non-U.S. entities of Aptiv. The provision for income taxes and related balance sheet accounts of such entities have been prepared and presented in the combined financial statements based on a separate return basis. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of the Company prior to or subsequent to the Separation.

The Parent’s global tax model has been developed based upon its entire portfolio of business. Accordingly, the Company’s tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that would have generated as an independent company for the periods presented.

Because portions of the Company’s operations are included in the Parent’s tax returns, payments to certain tax authorities are made by the Parent, and not by the Company. With the exception of certain dedicated foreign entities, the Company does not generally maintain current income taxes payable to/from Aptiv and the balances are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in the Net parent investment.

Income before income taxes and equity income for U.S. and non-U.S. operations are as follows:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
U.S. income	$61	$64	$47
Non-U.S. income	466	387	536

Income before income taxes and equity income	$527	$451	$583

The (benefit) provision for income taxes is comprised of:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Current income tax expense:
U.S. federal	$(11)	$6	$8
Non-U.S.	112	93	374
U.S. state and local	4	1	2

Total current	105	100	384
Deferred income tax benefit, net:
U.S. federal	—	—	4
Non-U.S.	(110)	(62)	(245)
U.S. state and local	(1)	1	1

Total deferred	(111)	(61)	(240)

Total income tax (benefit) provision	$(6)	$39	$144

Cash paid or withheld for income taxes by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 was:

Year Ended December 31,
2025
(in millions)
Swiss Federal	$—
Swiss Cantonal	—
Mexico	33
China	17
Turkey	16
India	11
US	9
Other (1)	14

Cash paid or withheld	$100

(1)	Includes jurisdictions below the threshold for the period presented.

Cash paid or withheld for income taxes by the Company for the years ended December 31, 2024 and 2023 was $111 million and $133 million, respectively.

The Company is a Swiss resident taxpayer as of December 31, 2024. Prior to December 2024, the Company was an Irish resident taxpayer. As further described in Note 2. Significant Accounting Policies, the Company has

elected to prospectively adopt the guidance in ASU 2023-09. The following table is a reconciliation of the Swiss federal statutory tax rate to the Company’s effective rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

	Year Ended December 31,
	2025
	(in millions)
	Amount	Percent
Swiss federal statutory tax rate	$41	8%
State and local income taxes (1)	(85)	(16)%
Foreign tax effects
Brazil
Statutory rate difference	6	1%
China
Withholding taxes	14	3%
R&D super-deduction	(10)	(2)%
Statutory rate difference	6	1%
Other	1	—%
France
Valuation allowance adjustments	(7)	(1)%
Statutory rate difference	5	1%
Other	(1)	—%
India
Statutory rate difference	9	1%
Other	4	1%
Luxembourg
Valuation allowance adjustments	14	3%
Intercompany reorganizations	(14)	(3)%
Mexico
Statutory rate difference	15	3%
Other	(1)	—%
Morocco	10	2%
Poland
R&D super-deductions	(16)	(3)%
Valuation allowance adjustments	13	2%
Other	3	1%
Romania
Valuation allowance adjustments	5	1%
United Kingdom
Valuation allowance adjustments	24	4%
United States
Statutory rate difference	8	1%
All other foreign jurisdictions	10	2%
Effect of changes in tax laws	—	—%
Effect of cross-border taxes	2	1%
Tax credits	—	—%
Changes in valuation allowances	(75)	(14)%
Non-taxable or non-deductible items
Other	6	1%
Changes in unrecognized tax benefits	6	1%
Other adjustments
Other	1	—%

Effective tax rate	$(6)	(1)%

(1)	Comprised of income taxes in the canton of Schaffhausen, primarily related to valuation allowance adjustments.

The following table is a reconciliation of the notional U.S. federal income tax rate to the Company’s effective rate for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09:

	Year Ended December 31,
	2024	2023
	(in millions)
Notional U.S. federal income taxes at statutory rate	$95	$122
Income taxed at other rates	(10)	(32)
Change in valuation allowance	(39)	—
Other change in tax reserves	8	—
Intercompany reorganizations	(27)	44
Withholding taxes	18	26
Tax credits	(6)	(7)
Change in tax law	—	(10)
Other adjustments	—	1

Total income tax expense	$39	$144

Effective tax rate	9%	25%

The Company’s tax rate is affected by the fact that its parent entity was an Irish resident taxpayer and became a Swiss resident taxpayer in December 2024, the tax rates in Ireland, Switzerland and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance. Included in the non-U.S. income taxed at other rates are tax incentives obtained in various non-U.S. countries, primarily various incentives in Morocco and the High and New Technology Enterprise (“HNTE”) status in China, which totaled $17 million in 2025, $12 million in 2024 and $13 million in 2023, as well as tax benefit for income earned, and no tax benefit for losses incurred, in jurisdictions where a valuation allowance has been recorded. The Company currently benefits from tax holidays in various non-U.S. jurisdictions with expiration dates from 2026 through 2044. The income tax benefits attributable to these tax holidays are approximately $1 million in 2025, $1 million in 2024 and $3 million in 2023.

The effective tax rate in the year ended December 31, 2025 includes a net discrete tax benefit of approximately $131 million, which is primarily related to a change in valuation allowance associated with Swiss tax attributes.

The effective tax rate in the year ended December 31, 2024 includes discrete tax benefits primarily associated with changes in valuation allowance and intercompany reorganizations.

The effective tax rate in the year ended December 31, 2023 was primarily impacted by the Company’s transfers of intellectual property, as described below.

On December 15, 2022, the European Union (the “E.U.”) Member States formally adopted the Pillar Two Framework (the “Framework”), which generally provides for a minimum effective tax rate of 15%, as established by the Organisation for Economic Co-operation and Development (the “OECD”). Many countries have enacted legislation consistent with the Framework effective at the beginning of 2024. The OECD continues to release additional guidance on these rules. The Company has proactively responded to these tax policy changes, as described below, and will continue to closely monitor developments. Our effective tax rate for the year ended December 31, 2025 includes an unfavorable impact from the enacted Framework.

On January 15, 2025, the OECD released Administrative Guidance (the “Guidance”) on Article 9.1 of the Global Anti-Base Erosion Model Rules (the “Model Rules”) which amends the Pillar Two Framework.

Jurisdictions that have adopted the Framework may implement and administer their domestic laws consistent with the Model Rules and Guidance. The Guidance eliminates the tax basis in certain deferred tax assets including tax credit carryforwards for purposes of the global minimum tax established under the Framework. While the Guidance is applicable to the tax incentive granted to the Company’s Swiss subsidiary in 2023, a full valuation allowance against this attribute has been maintained since 2023. Therefore, the Guidance did not result in a change during the year ended December 31, 2025. No other deferred tax assets are impacted by the Guidance.

On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted into law. The OBBBA includes changes to U.S. tax law that were applicable to the Company beginning in 2025, with additional provisions applying in subsequent years. Included in these changes are favorable adjustments to deductions for interest, qualified property, and research and development expenditures, as well as reforms to the international tax framework. The OBBBA will not have a material impact on our combined financial statements.

On December 18, 2025, the Swiss Council of States passed a motion preventing the retroactive application of the OECD’s 2025 Guidance on the Model Rules. While this development has no immediate impact on Versigent’s tax position, we will continue to monitor potential implications for the recoverability of our Swiss deferred tax assets associated with our Swiss tax incentive.

As described above, certain of the Company’s Chinese subsidiaries benefit from a reduced corporate income tax rate as a result of their HNTE status. The Company regularly submits applications to reapply for HNTE status as they expire. The Company believes each of the applicable entities will continue to renew HNTE status going forward and has reflected this in calculating total income tax benefit (expense).

Intellectual Property Transfer

In response to the Framework, the Company, along with its Parent, initiated changes to its corporate entity structure, including intercompany transfers of certain intellectual property to one of its subsidiaries in Switzerland, during the second half of 2023.

The Company transferred certain intellectual property during the year ended December 31, 2023 between wholly-owned legal entities in different tax jurisdictions. These transfers were intercompany transactions. Consequently, the resulting gains on these transfers were eliminated for purposes of the combined financial statements. However, certain of these transfers resulted in a gain that is subject to income tax in the local jurisdiction. Consequently, during the year ended December 31, 2023, the Company recognized a current tax expense of approximately $284 million.

As a result of the intellectual property transfers during the year ended December 31, 2023, the Company’s Swiss subsidiary, which received the intellectual property, recognized a step-up in tax basis on the fair value of the transferred intellectual property. This resulted in the creation of a temporary difference between the book basis and tax basis of the specified intellectual property. Consequently, the Company recorded a deferred tax benefit of approximately $245 million during the year ended December 31, 2023.

The total income tax expense recorded as a result of the intercompany transfers of intellectual property, combined with related additional current year tax expense as a result of the transactions, was approximately $44 million during the year ended December 31, 2023.

Deferred Income Taxes

The Company accounts for income taxes and the related accounts under the liability method. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Significant components of the deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024
	(in millions)
Deferred tax assets:
Pension	$24	$19
Employee benefits	25	22
Net operating loss carryforwards	18	9
Warranty and other liabilities	30	31
Operating lease liabilities	33	34
Capitalized R&D	1	1
Intangibles	273	347
Fixed assets	15	9
Other	20	30

Total gross deferred tax assets	439	502
Less: valuation allowances	(27)	(88)

Total deferred tax assets (1)	$412	$414

Deferred tax liabilities:
Tax on unremitted profits of certain foreign subsidiaries	$26	$19
Operating lease right-of-use assets	31	32

Total gross deferred tax liabilities	57	51

Net deferred tax assets	$355	$363

(1)	Reflects gross amount before jurisdictional netting of deferred tax assets and liabilities.

Deferred tax assets and liabilities are classified as long-term in the combined balance sheets. Net deferred tax assets and liabilities are included in the combined balance sheets as follows:

	December 31,
	2025	2024
	(in millions)
Long-term assets	$384	$384
Long-term liabilities	(29)	(21)

Total deferred tax asset	$355	$363

The net deferred tax asset of $355 million as of December 31, 2025 is primarily comprised of deferred tax asset amounts in Switzerland, Mexico, Brazil, the U.S. and China.

Net Operating Loss and Tax Credit Carryforwards

As of December 31, 2025, the Company has gross deferred tax assets of approximately $18 million for non-U.S. net operating loss (“NOL”) carryforwards with recorded valuation allowances of $14 million. These NOLs are available to offset future taxable income, and realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. The NOLs primarily relate to Luxembourg, Romania, China and Honduras. The NOL carryforwards have expiration dates ranging from four years to an indefinite period.

Cumulative Undistributed Foreign Earnings

No income taxes have been provided on indefinitely reinvested earnings of certain foreign subsidiaries at December 31, 2025.

Withholding taxes of $26 million have been accrued on undistributed earnings that are not indefinitely reinvested and are primarily related to China, Morocco, Indonesia and Serbia. There are no other material liabilities for income taxes on the undistributed earnings of foreign subsidiaries, as the Company has concluded that either such earnings should not give rise to additional income tax liabilities as a result of the distribution of such earnings or are indefinitely reinvested. If in the future these indefinitely reinvested earnings were to be repatriated to Switzerland, additional tax provisions would be required. It is not practicable to determine the unrecognized deferred tax liability on these temporary differences.

Uncertain Tax Positions

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards.

A reconciliation of the gross change in the unrecognized tax benefits balance, excluding interest and penalties is as follows:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Balance at beginning of year	$71	$69	$69
Additions related to current year	—	—	2
Additions related to prior years	9	7	—
Reductions related to prior years	(10)	(3)	(1)
Reductions due to expirations of statute of limitations	(2)	—	(1)
Settlements	(1)	(2)	—

Balance at end of year	$67	$71	$69

A portion of the Company’s unrecognized tax benefits would, if recognized, reduce its effective tax rate. The remaining unrecognized tax benefits relate to tax positions that, if recognized, would result in an offsetting change in valuation allowance and for which only the timing of the benefit is uncertain. Recognition of these tax benefits would reduce the Company’s effective tax rate only through a reduction of accrued interest and penalties. As of December 31, 2025 and 2024, the amounts of unrecognized tax benefit that would reduce the Company’s effective tax rate were $67 million and $71 million, respectively. For 2025 and 2024, respectively, $19 million and $12 million of reserves for uncertain tax positions would be offset by the write-off of a related deferred tax asset or income tax receivable, if recognized.

The Company recognizes interest and penalties relating to unrecognized tax benefits as part of income tax expense. Total accrued liabilities for interest and penalties were $33 million and $19 million at December 31, 2025 and 2024, respectively. Total interest and penalties recognized as part of income tax benefit (expense) were expenses of $13 million, $6 million and $4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Aptiv files tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. Taxing jurisdictions significant to the Company include China, Brazil, Germany, Mexico, Morocco, Switzerland and the U.S. Open tax years related to these taxing jurisdictions remain subject to examination and could result in additional tax liabilities. In general, the Company’s affiliates are no longer subject to income tax examinations by foreign tax authorities for years before 2002. It is reasonably possible that audit settlements, the conclusion of current examinations or the expiration of the statute of limitations in several jurisdictions could impact the Company’s unrecognized tax benefits.

16. CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) attributable to the Company (net of tax) are shown below.

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Foreign currency translation adjustments:
Balance at beginning of year	$(337)	$(289)	$(319)
Aggregate adjustment for the year	74	(48)	30

Balance at end of year	(263)	(337)	(289)
Pension and postretirement plans:
Balance at beginning of year	$(4)	$(3)	$(4)
Other comprehensive loss before reclassifications (net tax effect of $0, $1 and $0)	(5)	(1)	(2)
Reclassification to income (net tax effect of $3, $(2) and $1)	4	—	3

Balance at end of year	(5)	(4)	(3)

Accumulated other comprehensive loss, end of year	$(268)	$(341)	$(292)

Reclassifications from accumulated other comprehensive income (loss) to income were as follows:

Reclassification Out of Accumulated Other Comprehensive Income (Loss)
Details About Accumulated Other Comprehensive Income Components	Year Ended December 31,			Affected Line Item in the Statement of Operations
	2025	2024	2023
	(in millions)
Pension and postretirement plans:
Actuarial loss	$(1)	$—	$—	Other expense, net (1)
Settlement loss	—	(2)	(2)	Other expense, net (1)

	(1)	(2)	(2)	Income before income taxes
	(3)	2	(1)	Income tax benefit (expense)

	(4)	—	(3)	Net income
	—	—	—	Net income attributable to noncontrolling interest

	$(4)	$—	$(3)	Net income attributable to Versigent

Total reclassifications for the year	$(4)	$—	$(3)

(1)	These accumulated other comprehensive loss components are included in the computation of net periodic pension cost (see Note 13. Pension Benefits for additional details).

17. OTHER EXPENSE, NET

Other expense, net included:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Components of net periodic benefit cost other than service cost	$(11)	$(9)	$(8)
Other, net	1	(1)	—

Other expense, net	$(10)	$(10)	$(8)

18. DIVESTITURES

Sale of Interest in Majority Owned Russian Subsidiary

Given the sanctions put in place by the E.U., United States and other governments, which restrict our ability to conduct business in Russia, we initiated a plan in the second quarter of 2022 to exit our 51% owned subsidiary in Russia. As a result, the Company determined that this subsidiary initially met the held for sale criteria as of June 30, 2022. Consequently, during the year ended December 31, 2022, the Company recorded a pre-tax charge of $51 million to impair the carrying value of the Russian subsidiary’s net assets to fair value.

On May 30, 2023, the Company completed the sale of its entire interest in the Russian subsidiary to JSC Samara Cables Company, the sole minority shareholder in the Russian subsidiary, for a nominal amount in exchange for all of the Company’s shares in the subsidiary. As a result of this transaction, the net assets held for sale of the Russian subsidiary were deconsolidated from the Company’s combined financial statements and the Company did not record any incremental gain or loss resulting from this disposition. Furthermore, losses relating to the Russian subsidiary during the held for sale period were de minimis. The former Russian subsidiary is not considered to be a related party of the Company after deconsolidation.

19. SHARE BASED COMPENSATION

Certain U.S. and non-U.S. employees of Versigent are covered by the Parent-sponsored share-based compensation arrangements, the Aptiv PLC 2024 Long-Term Incentive Plan (the “2024 LTIP”) and the Aptiv PLC Long-Term Incentive Plan, as amended and restated effective April 23, 2015 (the “PLC LTIP”). The 2024 LTIP allows for the grant of awards of up to 9,880,000 Aptiv ordinary shares for long-term compensation. Prior to April 2024, Aptiv issued awards under the PLC LTIP, which allowed for the grant of awards of up to 25,665,448 Aptiv ordinary shares for long-term compensation.

Aptiv’s long-term incentive plans were designed to align the interests of management and shareholders. The awards can be in the form of shares, options, stock appreciation rights, restricted stock units (“RSUs”), performance awards and other share-based awards to the employees, directors, consultants and advisors of Aptiv. Aptiv has historically awarded annual long-term grants of RSUs under its long-term incentive plans in order to align management compensation with the overall business strategy. All of the RSUs granted under both the 2024 LTIP and PLC LTIP are eligible to receive dividend equivalents for any dividend paid from the grant date through the vesting date. When applicable, dividend equivalents are paid out in ordinary shares upon vesting of the underlying RSUs. In addition, Aptiv has competitive and market-appropriate ownership requirements for its directors and officers.

Aptiv has made annual grants of RSUs to its executives in February of each year beginning in 2012. These awards include a time-based vesting portion and a performance-based vesting portion, as well as continuity awards in certain years. The time-based RSUs, which make up 40% of the awards for Aptiv’s officers and 50% for Aptiv’s other executives, vest ratably over three years beginning on the first anniversary of the grant date.

The performance-based RSUs, which make up 60% of the awards for Aptiv’s officers and 50% for Aptiv’s other executives, vest at the completion of a three-year performance period if certain targets are met. Each executive will receive between 0% and 240% (200% prior to 2025) of his or her target performance-based award based on Aptiv’s performance against established company-wide performance metrics, which are:

Metric	2025 Grants	2021 - 2024 Grants
Average return on invested capital (1)	70%	N/A
Software and adjacent market revenue	30%	N/A
Relative total shareholder return (2)	(3)	33%
Average return on net assets (4)	N/A	33%
Cumulative net income	N/A	33%

(1)

Average return on invested capital is measured by tax-affected operating income divided by average invested capital. Average invested capital is measured by the sum of average total shareholders’ equity plus average net debt for each calendar year during the respective performance period.

(2)

Relative total shareholder return is measured by comparing the average closing price per share of Aptiv’s ordinary shares for the specified trading days in December of the performance period to the average closing price per share of Aptiv’s ordinary shares for the specified trading days in December of the year preceding the grant, including dividends, and assessed against a comparable measure of competitor and peer group companies.

(3)

The performance-based RSUs granted in 2025 are subject to a performance modifier based on relative total shareholder return, whereby the ultimate payout level of the performance-based RSUs may be adjusted upwards by 20% if relative total shareholder return is in the upper quartile against a comparable measure of competitor and peer group companies or downwards by 20% if in the bottom quartile for the specified trading days of the performance period as defined above. There will be no adjustment if relative total shareholder return is in the middle quartiles.

(4)

Average return on net assets is measured by tax-affected operating income divided by average net working capital plus average net property, plant and equipment for each calendar year during the respective performance period.

The grant date fair value of the RSUs is determined based on the target number of awards issued, the closing price of Aptiv’s ordinary shares on the date of the grant of the award, including an estimate for forfeitures, and a contemporaneous valuation performed by a third-party valuation specialist with respect to the relative total shareholder return awards.

Any new executives hired after the annual executive RSU grant date may be eligible to participate in the 2024 LTIP. Aptiv has also granted additional awards to employees in certain periods under both the PLC LTIP and 2024 LTIP. Any off-cycle grants made to new hires or other employees are valued at their grant date fair value based on the closing price of Aptiv’s ordinary shares on the date of such grant.

A summary of RSU activity, including award grants, vesting and forfeitures for Versigent employees who participate in the Aptiv plans is provided below:

	RSUs	Weighted Average Grant Date Fair Value
	(in thousands)
Nonvested, January 1, 2023	86	$136.61
Granted	106	$117.09
Vested	(38)	$135.17
Forfeited	(17)	$119.13

Nonvested, December 31, 2023	137	$124.06

Granted	136	$77.95
Vested	(49)	$123.39
Forfeited	(33)	$114.99

Nonvested, December 31, 2024	191	$92.98

Granted	271	$73.66
Vested	(128)	$98.06
Forfeited	(42)	$81.10

Nonvested, December 31, 2025	292	$79.10

As of December 31, 2025, there were approximately 31,000 performance-based RSUs, with a weighted average grant date fair value of $133.15, that were vested but not yet distributed.

Share-based compensation expense recorded within the combined statement of operations, which includes the cost of Versigent employees who participate in the Aptiv plan as well as an allocated portion of the cost of Aptiv senior management awards, was $33 million ($30 million, net of tax), $28 million ($23 million, net of tax) and $25 million ($21 million net of tax) based on the Company’s best estimate of Aptiv’s ultimate performance against the respective targets during the years ended December 31, 2025, 2024 and 2023, respectively. The Company will continue to recognize compensation expense, based on the grant date fair value of the awards applied to the Company’s best estimate of ultimate performance against the respective targets, over the requisite vesting periods of the awards. Based on the grant date fair value of the awards and the Company’s best estimate of Aptiv’s ultimate performance against the respective targets as of December 31, 2025, unrecognized compensation expense on a pretax basis of approximately $33 million is anticipated to be recognized over a weighted average period of approximately two years.

20. SEGMENT REPORTING AND REVENUE

The Company operates its core business as a single reportable segment, which includes Low Voltage and High Voltage electrical architectures. Financial results for the Company’s reportable segment have been prepared using a management approach, as described in Note 2. Significant Accounting Policies, which is consistent with the basis and manner in which financial information is evaluated by the Company’s chief operating decision maker (“CODM”), who is the President of EDS, to assess performance and make internal operating decisions about allocating resources.

Generally, the Company’s management, including the CODM, utilizes net income (loss) to evaluate the Company’s performance, the allocation of operating and capital resources, determining the compensation of managers and certain other employees and for planning and forecasting purposes.

Included below are segment sales, significant expenses and operating data for the years ended December 31, 2025, 2024 and 2023, as well as balance sheet data as of December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Net sales	$8,818	$8,309	$8,832
Less:
Cost of sales	7,736	7,338	7,797
Selling, general and administrative	419	411	388
Other segment items (1)	117	126	195

Net income	$546	$434	$452

(1)	Other segment items primarily include amortization, restructuring, separation costs, interest income, other expense, income tax benefit (expense) and equity income, net.

Included below is additional segment information for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Amortization	$(1)	$(2)	$(12)
Restructuring	$(86)	$(101)	$(48)
Separation costs	$(42)	$—	$—
Interest income	$3	$4	$4
Other expense	$(10)	$(10)	$(8)
Income tax benefit (expense)	$6	$(39)	$(144)
Equity income, net of tax	$13	$22	$13
Depreciation and amortization (1)	$(227)	$(202)	$(205)
Capital expenditures	$(160)	$(206)	$(244)

(1)	Segment depreciation and amortization disclosed is included within segment cost of sales, selling, general and administrative expense and amortization expense disclosed.

	December 31,
	2025	2024
	(in millions)
Investment in affiliates	$143	$132
Segment assets	$4,485	$4,143

Nature of Goods and Services

The principal activity from which the Company generates its revenue is the manufacturing of production parts for OEM customers. The Company recognizes revenue for production parts at a point in time, rather than over time, as the performance obligation is satisfied when customers obtain control of the product upon title transfer and not as the product is manufactured or developed.

Although production parts are highly customized with no alternative use, the Company does not have an enforceable right to payment as customers have the right to cancel a product program without a notification period. The amount of revenue recognized is based on the purchase order price and adjusted for revenue allocated to variable consideration (i.e., estimated rebates and price discounts), as applicable. Customers typically pay for production parts based on customary business practices with payment terms averaging 60 days.

Refer to Note 2. Significant Accounting Policies for a complete description of the Company’s revenue recognition accounting policy.

Revenue by Product Line

Revenue by product line for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
High Voltage Electrical Architecture	$942	$813	$1,025
Low Voltage Electrical Architecture	7,876	7,496	7,807

Total net sales	$8,818	$8,309	$8,832

Financial Information by Geographic Region

Information concerning principal geographic areas is set forth below. Net sales reflects the manufacturing location and is for the years ended December 31, 2025, 2024 and 2023. Long-lived assets is as of December 31, 2025, 2024 and 2023.

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023
	Net Sales	Long-Lived Assets (1)	Net Sales	Long-Lived Assets (1)	Net Sales	Long-Lived Assets (1)
	(in millions)
United States (2)	$3,568	$229	$3,321	$256	$3,607	$271
Other North America	—	133	—	155	—	169
Europe, Middle East & Africa (3)	2,077	420	1,976	376	2,113	373
Asia Pacific (4)	2,897	255	2,780	265	2,860	300
South America	276	32	232	26	252	31

Total	$8,818	$1,069	$8,309	$1,078	$8,832	$1,144

(1)	Includes property, net of accumulated depreciation and operating lease right-of-use assets.
(2)

Includes net sales and machinery, equipment and tooling that relate to the Company’s maquiladora operations located in Mexico. These assets are utilized to produce products sold to customers located in the U.S.

(3)

Includes the Company’s country of domicile, Jersey. The Company had no sales or long-lived assets in Jersey in any period. The largest portion of net sales in the Europe, Middle East & Africa region was $709 million, $738 million and $703 million in Germany for the years ended December 31, 2025, 2024 and 2023, respectively.

(4)	Net sales and long-lived assets in Asia Pacific are primarily attributable to China.

Contract Balances

Consistent with the recognition of production parts revenue at a point in time title transfers to the customer, the Company has no contract assets or contract liabilities balances as of December 31, 2025 and 2024.

Remaining Performance Obligations

For production parts, customer contracts generally are represented by a combination of a current purchase order and a current production schedule issued by the customer. There are no contracts for production parts outstanding beyond one year. The Company does not enter into fixed long-term supply agreements.

As permitted, the Company does not disclose information about remaining performance obligations that have original expected durations of one year or less for production parts.

Payments to Customers

From time to time, the Company makes payments to customers in conjunction with ongoing business. These payments to customers are generally one-time, upfront payments made in connection with the award of new business to us and are recognized as a reduction to revenue at the time of the commitment to make these payments. The amount of these payments was not significant for the years ended December 31, 2025, 2024 and 2023.

However, certain of these payments to customers, or upfront fees, are capitalized as they are directly attributable to a contract, are incremental and management expects the fees to be recoverable. As of December 31, 2025 and 2024, the Company has recorded $33 million (of which $7 million was classified within other current assets and $26 million was classified within other long-term assets) and $28 million (of which $5 million was classified within other current assets and $23 million was classified within other long-term assets), respectively, related to these capitalized upfront fees.

Capitalized upfront fees are amortized to revenue based on the transfer of goods and services to the customer for which the upfront fees relate, which typically range from three to five years. There have been no impairment losses in relation to the costs capitalized. The amount of amortization to net sales was $6 million, $4 million and $1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

21. LEASES

Lease Portfolio

The Company has operating and finance leases for real estate, office equipment, automobiles, forklifts and certain other equipment. The Company’s leases have remaining lease terms of one year to ten years, some of which include options to extend the leases for up to ten years, and some of which include options to terminate the leases within one year. Certain of our lease agreements include rental payments that are adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement. The incremental borrowing rate is not a quoted rate and is primarily derived by applying a spread over U.S. Treasury rates with a similar duration to the Company’s lease payments. The spread utilized is based on Versigent’s credit rating and the impact of full collateralization.

The components of lease expense were as follows:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Lease cost:
Finance lease cost:
Amortization of right-of-use assets	$2	$2	$2

Total finance lease cost	2	2	2

Operating lease cost	62	59	53
Short-term lease cost	11	14	12
Variable lease cost	8	7	1

Total lease cost	$83	$82	$68

For the year ended December 31, 2023, the Company recorded an impairment charge of $10 million related to an operating lease right-of-use asset in Ukraine that will no longer be in use during the remaining lease term, which was recorded within cost of sales in the combined statements of operations.

Supplemental cash flow and other information related to leases was as follows:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$60	$58	$51
Financing cash flows for finance leases	$2	$2	$3
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$19	$26	$52
Finance leases	$—	$1	$—

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2025	2024
	(dollars in millions)
Operating leases:
Operating lease right-of-use assets	$168	$174

Accrued liabilities (Note 9)	$52	$48
Long-term operating lease liabilities	130	138

Total operating lease liabilities	$182	$186

Finance leases:
Property and equipment	$14	$14
Less: accumulated depreciation	(10)	(9)

Total property, net	$4	$5

Short-term debt	$2	$2
Long-term debt	3	4

Total finance lease liabilities	$5	$6

Weighted average remaining lease term:
Operating leases	5 years	5 years
Finance leases	3 years	3 years
Weighted average discount rate:
Operating leases	4.25%	4.25%
Finance leases	4.50%	4.50%

Maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
	(in millions)
As of December 31, 2025
2026	$58	$2
2027	46	2
2028	32	1
2029	20	—
2030	15	—
Thereafter	30	—

Total lease payments	201	5
Less: imputed interest	(19)	—

Total	$182	$5

As of December 31, 2025, the Company has entered into additional operating leases, primarily for real estate, that have not yet commenced of approximately $45 million. These operating leases are anticipated to commence primarily in 2026 with lease terms of four to ten years.

22. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the date of our accompanying combined balance sheets through February 17, 2026, the date these financial statements were available for issuance, for potential recognition or disclosure in the combined financial statements.

VERSIGENT LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other Activity	Balance at End of Period
	(in millions)
December 31, 2025:
Allowance for doubtful accounts	$10	$11	$(5)	$1	$17
Tax valuation allowance	$88	$20	$(82)	$1	$27
December 31, 2024:
Allowance for doubtful accounts	$11	$3	$(4)	$—	$10
Tax valuation allowance	$179	$2	$(93)	$—	$88
December 31, 2023:
Allowance for doubtful accounts	$11	$2	$(2)	$—	$11
Tax valuation allowance	$16	$174	$(11)	$—	$179